As filed with the Securities and Exchange Commission on August 12, 2009.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

United Financial Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6035	74-3242562
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

95 Elm Street West Springfield, Massachusetts 01089 (413) 787-1700	Richard B. Collins Chairman, President and Chief Executive Officer 95 Elm Street West Springfield, Massachusetts 01089 (413) 787-1700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas P. Faucette John Bruno Locke Lord Bissell & Liddell LLP 401 9th St., NW Suite 400 Washington, D.C. 20004 (202) 220-6900 Facsimile: (202) 521-4201	Scott A. Brown Kilpatrick Stockton LLP Suite 900 607 14th St., NW Washington, DC 20005 (202) 508-5817 Facsimile: (202) 204-5632

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and the conditions to the consummation of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock, $.01 par value	1,078,434	Not Applicable	$13,648,573	$762.00

(1)	Represents the estimated maximum number of shares of common stock issuable by United Financial Bancorp, Inc. upon the consummation of the merger with CNB Financial Corp. and computed based on the estimated maximum number of shares that may be exchanged for the securities being registered. Pursuant to Rule 416, under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate number of shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.
(2)	Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the average of the high and low prices of CNB Financial Corp. common stock on August 6, 2009 ($10.60) and the estimated maximum number of shares of CNB Financial Corp. common stock to be received by United Financial Bancorp, Inc. in the merger, which was reduced by the amount of cash expected to be paid by United Financial Bancorp, Inc. in the merger.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Proxy Statement	Prospectus

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The board of directors of CNB Financial Corp. has agreed to a merger with United Financial Bancorp, Inc. If the merger is completed, each share of CNB Financial common stock will be converted into the right to elect to receive either 0.8257 shares of United Financial common stock or $10.75 in cash. United Financial’s shareholders will continue to own their existing shares. You will be able to elect to receive cash, United Financial common stock or a combination of cash and United Financial common stock for your shares of CNB Financial common stock. Regardless of your choice, however, elections will be limited by the requirement that 50% of the shares of CNB Financial common stock be exchanged for United Financial common stock and 50% be exchanged for cash. Therefore, all allocations of cash and United Financial common stock that you will receive will depend on the elections of other CNB Financial shareholders. The federal income tax consequences of the merger to you will depend on whether you receive cash, stock or a combination of cash and stock in exchange for your shares of CNB Financial common stock.

After completion of the merger, we expect that current United Financial shareholders will own approximately 94.5% of the combined company and CNB Financial shareholders will own approximately 5.5% of the combined company. United Financial common stock is listed on the Nasdaq Global Select Market under the symbol “UBNK.” On [Record Date], the closing price of United Financial common stock was $[            ]. United Financial is offering approximately 942,622 shares of its common stock to CNB Financial shareholders (1,078,434 shares assuming all 327,134 outstanding and exercisable options and warrants of CNB Financial as of [Record Date] are exercised before the closing of the merger).

We cannot complete the merger unless we obtain the necessary government approvals and unless the shareholders of CNB Financial approve the merger agreement. CNB Financial is asking its shareholders to consider and vote on this merger proposal at a special meeting of shareholders. Whether or not you plan to attend the meeting, please take the time to vote via the Internet, by telephone or by completing and mailing the enclosed proxy card to CNB Financial. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the proposal to approve the merger agreement.

The place, date and time of the shareholders’ meeting is as follows:

Mechanics Hall

321 Main Street

Worcester, Massachusetts

                    , 2009

9:00 a.m., local time

This document contains a more complete description of the shareholders meeting and the terms of the merger. We urge you to review this entire document carefully, including the section discussing “Risk Factors” beginning on page [10]. You may also obtain information about United Financial and CNB Financial from documents they have filed with the Securities and Exchange Commission. We enthusiastically support the merger and recommend that you vote in favor of the proposal to approve the merger agreement.

Cary J. Corkin	Charles R. Valade
Chairman of the Board of Directors	Director, President and CEO
CNB Financial Corp.	CNB Financial Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Proxy Statement/Prospectus dated [Effective Date]

and first mailed to CNB Financial shareholders on or about [Mailing Date]

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by United Financial, constitutes a prospectus of United Financial under the Securities Act of 1933, as amended, which we refer to in this document as the Securities Act, with respect to the shares of United Financial common stock to be issued to CNB Financial’s shareholders as required by the merger agreement. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to in this document as the Exchange Act, and a notice of meeting with respect to the special meeting of shareholders of CNB Financial shareholders, at which CNB Financial shareholders will be asked to vote (1) upon a proposal to approve the merger agreement and (2) a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve the merger agreement.

You should rely only on the information contained herein. No one has been authorized to provide you with information that is different from the information contained in this document. This document is dated             , 2009. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to CNB Financial shareholders nor the issuance by United Financial of its common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding United Financial has been provided by United Financial and information contained in this document regarding CNB Financial has been provided by CNB Financial.

CNB FINANCIAL CORP.

33 Waldo Street

Worcester, Massachusetts 01608

Notice of Special Meeting of Shareholders

to be held             , 2009

A special meeting of shareholders of CNB Financial will be held at 9:00 a.m., local time, on             , 2009 at Mechanics Hall, 321 Main Street, Worcester, Massachusetts. Any adjournments or postponements of the special meeting will be held at the same location.

At the special meeting, you will be asked to:

1.	Consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of June 25, 2009, by and between United Financial Bancorp, Inc. and CNB Financial Corp. A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus;

2.	Consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3.	Transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

The enclosed proxy statement/prospectus describes the merger agreement and the proposed merger in detail. We urge you to read these materials carefully. The enclosed proxy statement/prospectus forms a part of this notice.

The board of directors of CNB Financial recommends that CNB Financial shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger agreement.

The board of directors of CNB Financial has fixed the close of business on             , 2009 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important. Your proxy is being solicited by the CNB Financial board of directors. The proposal to approve the merger agreement must be approved by the affirmative vote of two-thirds of CNB Financial common stock entitled to vote for the proposed merger to be consummated. Whether or not you plan to attend the special meeting in person, we urge you to vote via the Internet, by telephone or by completing, signing, dating and mailing the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used.

Under Massachusetts law, if the merger is completed, CNB Financial shareholders of record who do not vote to approve the merger agreement and otherwise comply with the applicable provisions of Massachusetts law pertaining to dissenters’ rights will be entitled to exercise dissenters’ rights and obtain payment in cash of the fair value of their shares of CNB Financial common stock by following the procedures set forth in detail in the enclosed proxy statement/prospectus. A copy of the section of the Massachusetts Business Corporation Act pertaining to dissenters’ rights is included as Annex C to the accompanying proxy statement/prospectus.

By Order of the Board of Directors

Christine Trifari

Secretary

Worcester, Massachusetts

            , 2009

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	You are being asked to vote on the approval of a merger agreement that provides for the merger of CNB Financial with and into United Financial. A copy of the merger agreement is provided as Annex A to this document. CNB Financial’s board of directors has determined that the proposed merger is in the best interests of its shareholders and recommends that its shareholders vote “FOR” the approval of the merger agreement.

Q:	What will CNB Financial shareholders be entitled to receive in the merger?

A:	Pursuant to the merger agreement, at the election of each CNB Financial shareholder, each share of CNB Financial common stock will be exchanged for either 0.8257 shares of United Financial common stock or $10.75 in cash. Each CNB Financial shareholder may elect either of these options or may elect to exchange some of his or her CNB Financial shares for cash and some of his or her CNB Financial shares for United Financial shares.

Elections will be limited by, among other things, a requirement that 50% of the total number of outstanding shares of CNB Financial common stock be exchanged for United Financial common stock and 50% of the total number of outstanding shares of CNB Financial common stock be exchanged for cash. Therefore, the form of consideration received will depend in part on the elections of other CNB Financial shareholders.

United Financial will not issue fractional shares in the merger. Instead, each CNB Financial shareholder will receive a cash payment, without interest, for the value of any fraction of a share of United Financial common stock that such shareholder would otherwise be entitled to receive. See “Description of the Merger—Consideration to be Received in the Merger” on page [    ] and “Description of United Financial Capital Stock” on page [    ].

Q:	What dividends will be paid after the merger?

A	United Financial currently pays a quarterly dividend of $0.07 per share. Although United Financial has paid quarterly dividends on its common stock without interruption since February 2006, there is no guarantee that United Financial will continue to pay dividends on its common stock. All dividends on United Financial common stock are declared at the discretion of the United Financial board of directors.

Q:	How does a CNB Financial shareholder elect to receive cash, stock or a combination of both for his or her CNB Financial stock?

A:	For each CNB Financial shareholder, a form for making an election will be provided shortly under separate cover. For the election to be effective, the properly completed and signed election form, along with the CNB Financial stock certificates or an appropriate guarantee of delivery, must be sent to and received by Registrar and Transfer Company, the exchange agent, on or before 5:00 p.m., Eastern time, on [Third business day preceding shareholder meeting], 2009. The election form should not be sent together with your proxy card. Instead, use the separate envelope specifically provided for the election form and your stock certificates. If a timely election is not made, you will be allocated United Financial common stock and/or cash depending on the elections made by other CNB shareholders.

Q:	How does a CNB Financial shareholder exchange his or her stock certificates?

A:

If an election is made, the CNB Financial stock certificates or an appropriate guarantee of delivery must be returned with the election form. Shortly after the merger, United Financial’s exchange agent will allocate cash and United Financial common stock among CNB Financial shareholders, consistent with their elections and the allocation and proration procedures in the merger agreement. If a CNB Financial shareholder does not submit an election form, United Financial’s exchange agent will send instructions on how and where to surrender the CNB Financial stock certificates after the merger is completed. Please do not send CNB Financial stock certificates with the proxy card.

Q:	What are the tax consequences of the merger to CNB Financial shareholders?

A:	The tax consequence of the merger to CNB Financial shareholders will depend on whether only cash, only United Financial common stock, or a combination of cash and United Financial common stock is received in exchange for shares of CNB Financial common stock. If shares are exchanged solely for United Financial common stock, no gain or loss should be recognized except with respect to the cash received instead of any fractional share of United Financial common stock. If shares are exchanged solely for cash, gain or loss should be recognized on the exchange. If shares are exchanged for a combination of United Financial common stock and cash, capital gain should be recognized, but not any loss, on the exchange. Because the allocations of cash and United Financial common stock received will depend on the elections of other CNB Financial shareholders, the actual tax consequences of the merger will not be known until the allocations are completed.

You should read “Tax Consequences of the Merger” beginning on page [    ] for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	Are CNB Financial shareholders entitled to dissenters’ rights?

A:	Yes. Massachusetts law provides dissenters’ rights in the merger to CNB Financial shareholders. This means that CNB Financial shareholders are legally entitled to receive payment in cash of the fair value of their shares, excluding any appreciation in value that results from the merger. To maintain your dissenters’ rights you must (1) deliver written notice of your intent to demand payment for your shares to CNB Financial before the special meeting of CNB Financial shareholders or at the special meeting but before the vote is taken and (2) not vote in favor of the merger. This notice must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the merger. Neither voting against, abstaining from voting, or failing to vote on the adoption of the merger agreement will constitute notice of intent to demand payment or demand for payment of fair value under Massachusetts law. Notices should be addressed to CNB Financial’s Secretary and sent to 33 Waldo Street, P.O. Box 830, Worcester, Massachusetts 01608. Your failure to follow exactly the procedures specified under Massachusetts law will result in the loss of your dissenters’ rights and in such case you will receive the merger consideration for your shares. A copy of the section of the Massachusetts Business Corporation Act pertaining to dissenters’ rights is provided as Annex C to this document. See “Rights of Dissenting Shareholders” on page [ ].

Q:	Why do CNB Financial and United Financial want to merge?

A:	CNB Financial believes that the proposed merger will provide CNB Financial shareholders with substantial benefits, and United Financial believes that the merger will further its strategic growth plans and will enhance the company’s franchise value. As a larger company, United Financial can provide the capital and resources that CNB Financial needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “Description of the Merger—CNB Financial’s Reasons for the Merger and Recommendation of the Board of Directors” on page [ ] and “Description of the Merger—United Financial’s Reasons for the Merger” on page [ ].

Q:	What vote is required to approve the merger agreement?

A:	Holders of two-thirds of the outstanding shares of CNB Financial common stock entitled to vote must vote in favor of the proposal to approve the merger agreement and the transactions contemplated thereby. No approval of United Financial shareholders is required.

Q:	When and where is the CNB Financial special meeting?

A:	The special meeting of CNB Financial shareholders is scheduled to take place at Mechanics Hall, 321 Main Street, Worcester, Massachusetts at 9:00 a.m., local time, on [Date of Meeting].

Q:	Who is entitled to vote at the CNB Financial special meeting?

A:	Holders of shares of CNB Financial common stock at the close of business on [Record Date], which is the record date, are entitled to vote on the proposal to approve the merger agreement. As of the record date, [ ] shares of CNB Financial common stock were outstanding and entitled to vote.

Q:	If I plan to attend the CNB Financial special meeting in person, should I still return my proxy?

A:	Yes. Whether or not you plan to attend the CNB Financial special meeting, you should vote via the Internet, by telephone or complete, sign, date and return the enclosed proxy card. The failure of a CNB Financial shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” the merger agreement

Q:	What do I need to do now to vote my shares of CNB Financial common stock?

A:	After you have carefully read and considered the information contained in this proxy statement/prospectus, please vote via the Internet, by telephone or complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the CNB Financial special meeting. You may also vote in person at the CNB Financial special meeting. If you do not vote via the Internet, by telephone or return a properly executed proxy card and do not vote at the special meeting, this will have the same effect as a vote against the merger agreement. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve the merger agreement. You may change your vote or revoke your proxy before the CNB Financial special meeting by filing with the Secretary of CNB Financial a duly executed revocation of proxy, submitting a new proxy with a later date, or voting in person at the CNB Financial special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares of CNB Financial common stock on the proposal to adopt the merger agreement unless you provide instructions on how to vote. Please instruct your broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to approve the merger agreement, your shares will not be voted, and this will have the effect of voting against the merger agreement. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	When is the merger expected to be completed?

A:	We will try to complete the merger as soon as possible. Before that happens, the merger agreement must be approved by CNB Financial shareholders and we must obtain the necessary regulatory approvals. Assuming holders of at least two-thirds of the outstanding shares of CNB Financial common stock vote in favor of the merger agreement and we obtain the other necessary approvals, we expect to complete the merger in the fourth quarter of 2009.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. To review the conditions of the merger in more detail, see “Description of the Merger—Conditions to Completing the Merger” on page [ ].

Q:	Who can answer my other questions?

A:	If you have more questions about the merger, or how to submit your proxy or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, CNB Financial shareholders should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll-Free (800) 322-2885

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the documents attached to this proxy statement/prospectus.

The Companies

United Financial Bancorp, Inc.

95 Elm Street

West Springfield, Massachusetts 01089

(413) 787-1700

United Financial Bancorp, Inc., a Maryland corporation, is the holding company for United Bank, a federally chartered savings bank. United Bank provides a complete line of financial products and services through its 16 branch offices and two express drive up branches located throughout Western Massachusetts. Through The United Wealth Management Group, United Bank offers access to a full range of investment and insurance products and services, as well as financial, estate and retirement planning. United Financial’s common stock is traded on the NASDAQ Global Select Market under the symbol “UBNK.” At June 30, 2009, United Financial had total assets of $1.24 billion, total deposits of $815.5 million and total shareholders’ equity of $213.6 million.

CNB Financial Corp.

33 Waldo Street

P.O. Box 830

Worcester, Massachusetts 01608

(508) 752-4800

CNB Financial Corp., a Massachusetts corporation, is the holding company for Commonwealth National Bank, a national banking association. Commonwealth National Bank provides a full range of banking activities and services for individuals and businesses, including a wide variety of deposit accounts and real estate, commercial and consumer loans. CNB Financial’s common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “CFNA.” As of June 30, 2009, CNB Financial had total assets of $287.4 million, total deposits of $186.4 million and total shareholders’ equity of $20.0 million.

Special Meeting of CNB Financial Shareholders; Required Vote (page [    ])

A special meeting of CNB Financial shareholders is scheduled to be held at Mechanics Hall, 321 Main Street, Worcester, Massachusetts at 9:00 a.m., local time, on [Date of Meeting]. At the special meeting, you will be asked to vote on a proposal to approve the merger agreement between CNB Financial and United Financial. You also will be asked to vote on a proposal to adjourn the CNB Financial special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement.

Only CNB Financial shareholders of record as of the close of business on [Record Date] are entitled to notice of, and to vote at, the CNB Financial special meeting and any adjournments or postponements of the meeting.

Approval of the merger agreement requires the affirmative vote of holders of two-thirds of the outstanding shares of CNB Financial common stock entitled to vote. As of the record date, there were [            ] shares of CNB Financial common stock outstanding. The directors and executive officers of CNB Financial (and their affiliates), as a group, beneficially owned 381,784 shares of CNB Financial common stock, representing [    ]%

of the outstanding shares of CNB Financial common stock as of the record date. The directors of CNB Financial, who collectively own 378,034 shares of CNB Financial ([    ]% of the outstanding shares of CNB Financial as of the record date) have agreed to vote their shares in favor of the proposal to approve the merger agreement at the CNB Financial special meeting. This amount does not include shares that may be acquired upon the exercise of stock options or warrants prior to the shareholder vote to approve the merger.

The Merger and the Merger Agreement (page [    ])

CNB Financial’s merger with and into United Financial is governed by the merger agreement. The merger agreement provides that, if all of the conditions are satisfied or waived, CNB Financial will be merged with and into United Financial, with United Financial as the surviving entity. We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/prospectus.

What CNB Financial Shareholders Will Receive in the Merger (page [    ])

Under the merger agreement, each share of CNB Financial common stock you own will be exchanged for either 0.8257 shares of United Financial common stock or $10.75 in cash or a combination of United Financial common stock and cash.

Comparative Market Prices

The following table shows the closing price per share of United Financial common stock, the closing price per share of CNB Financial common stock and the equivalent price per share of CNB Financial common stock, giving effect to the merger, on June 25, 2009, which is the last day on which shares of each of United Financial common stock and CNB Financial common stock traded preceding the public announcement of the proposed merger, and on [Date], the most recent practicable date before the mailing of this proxy statement/prospectus. The equivalent price per share of CNB Financial common stock was computed by multiplying the price of a share of United Financial common stock by the 0.8257 exchange ratio and does not include the value of any cash received by a CNB Financial shareholder. Shareholders who elect to receive cash consideration in the merger will receive $10.75 in cash without interest. See “Description of the Merger—Consideration to be Received in the Merger” on page [    ].

	United Financial Common Stock			CNB Financial Common Stock		Equivalent Price Per Share of CNB Financial Common Stock
June 25, 2009		$13.59			$10.45		$11.22
[Date]	$	[	]	$		$	[	]

Recommendation of CNB Financial Board of Directors (page [    ])

The CNB Financial board of directors has approved the merger agreement and the proposed merger. The CNB Financial board believes that the merger agreement, including the merger contemplated by the merger agreement, is fair to, and in the best interests of, CNB Financial and its shareholders, and therefore recommends that CNB Financial shareholders vote “FOR” the proposal to approve the merger agreement. In its reaching this decision, CNB Financial’s board of directors considered many factors, which are described in the section captioned “Description of the Merger—CNB Financial’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page [     ].

CNB Financial’s Financial Advisor Believes the Merger Consideration is Fair to Shareholders (page [    ])

In deciding to approve the merger, CNB Financial’s board of directors considered the opinion of Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, which served as financial advisor to CNB Financial’s board of directors, delivered its opinion dated June 25, 2009, that the merger consideration is fair to the holders of CNB

Financial common stock from a financial point of view. A copy of this opinion is included as Annex B to the proxy statement/prospectus. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by Keefe, Bruyette & Woods. CNB Financial has agreed to pay Keefe, Bruyette & Woods fees totaling approximately $335,000 for its services in connection with the merger.

Regulatory Approvals (page [    ])

Under the terms of the merger agreement, the merger cannot be completed unless it is first approved by the Office of Thrift Supervision and a waiver of Bank Holding Company Act compliance is obtained from the Federal Reserve Bank of Boston. United Financial filed the required applications on [Date of Application]. As of the date of this document, United Financial has not received any approvals from those regulators. While United Financial does not know of any reason why it would not be able to obtain approval in a timely manner, United Financial cannot be certain when or if it will receive regulatory approval.

Conditions to the Merger (page [    ])

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	approval of the merger agreement at the CNB Financial special meeting by at least two-thirds of the outstanding shares of CNB Financial common stock entitled to vote;

•	approval of the transaction by the appropriate regulatory authorities;

•	the continued accuracy of representations and warranties made on the date of the merger agreement;

•

the registration statement of which this proxy statement/prospectus forms a part being declared effective by the Securities and Exchange Commission and the receipt of all required state “blue sky” approvals;

•

receipt by each party of opinions from their respective tax counsels to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	such other conditions customary to merger transactions.

Termination (page [    ])

The merger agreement may be terminated by mutual consent of United Financial and CNB Financial at any time prior to the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either United Financial or CNB Financial may terminate the merger agreement if, among other things, any of the following occur:

•	the merger has not been consummated by January 31, 2010;

•	CNB Financial shareholders do not approve the merger agreement at the CNB Financial special meeting or any adjournment thereof;

•	a required regulatory approval is denied or a governmental authority blocks the merger; or

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement, which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach.

United Financial may also terminate the merger agreement if CNB Financial materially breaches its agreements regarding the solicitation of other acquisition proposals and the submission of the merger agreement to shareholders or if the board of directors of CNB Financial does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to United Financial.

Termination Fee (page [    ])

Under certain circumstances described in the merger agreement, United Financial may demand from CNB Financial a $1,227,000 termination fee and the reimbursement for its payment to Berkshire Hills Bancorp, Inc. of a $970,000 termination fee in connection with the termination of the merger agreement between CNB Financial and Berkshire Hills Bancorp. Additionally, if: (1) either party terminates the merger agreement as a result of the failure of CNB Financial’s shareholders to approve the merger; or (2) if United Financial terminates the merger agreement because of CNB Financial’s willful breach of any representation, warranty, covenant or agreement; and an acquisition proposal from a third party has been publicly announced, disclosed or communicated before the date of the shareholders meeting in clause (1) above or before the termination date in clause (2) above, then CNB Financial must pay one-third of the $1,227,000 termination fee. If within 12 months after such termination, CNB Financial consummates or enters into any agreement with respect to an acquisition proposal, then it must pay the remainder of the fee. See “Description of the Merger—Termination Fee” on page [    ] for a list of the circumstances under which a termination fee is payable.

Interests of Officers and Directors in the Merger that are Different from Yours (page [    ])

You should be aware that some of CNB Financial’s directors and officers may have interests in the merger that are different from, or in addition to, the interests of CNB Financial shareholders generally. These include: severance payments that certain officers will receive under existing change-in-control agreements; retention and change-in-control agreements that certain officers will become subject to upon completion of the merger; the acceleration of vesting of stock options; provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of CNB Financial for events occurring before the merger; and the appointment of one director of CNB Financial to the boards of directors of United Financial and United Bank. CNB Financial’s board of directors was aware of these interests and took them into account when approving the merger. See “Description of the Merger—Interests of Certain Persons in the Merger” on page [    ].

Accounting Treatment of the Merger (page [    ])

The merger will be accounted for under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles.

Certain Differences in Shareholder Rights (page [    ])

When the merger is completed, CNB Financial shareholders who are to receive shares of United Financial will become United Financial shareholders and their rights will be governed by Maryland law and by United Financial’s articles of incorporation and bylaws. See “Comparison of Rights of Shareholders” beginning on

page [    ] for a summary of the material differences between the respective rights of CNB Financial and United Financial shareholders.

Dissenters’ Rights (page [    ])

CNB Financial shareholders may dissent from the merger and, if the merger is consummated and upon complying with the requirements of Massachusetts law, receive cash in the amount of the fair value of their shares instead of shares of United Financial common stock and/or the cash consideration specified in the merger agreement. A copy of the section of the Massachusetts Business Corporation Act pertaining to dissenters’ rights is attached as Annex C to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

Tax Consequences of the Merger (page [    ])

The federal tax consequences of the merger to shareholders of CNB Financial will depend primarily on whether they exchange their CNB Financial common stock solely for United Financial common stock, solely for cash or for a combination of United Financial common stock and cash. CNB Financial shareholders who exchange their shares solely for United Financial common stock should not recognize gain or loss except with respect to the cash they receive instead of a fractional share. CNB Financial shareholders who exchange their shares solely for cash should recognize gain or loss on the exchange. CNB Financial shareholders who exchange their shares for a combination of United Financial common stock and cash should recognize capital gain, but not any loss, on the exchange. The actual federal income tax consequences to CNB Financial shareholders of electing to receive cash, United Financial common stock or a combination of cash and stock will not be ascertainable at the time CNB Financial shareholders make their election because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply.

This tax treatment may not apply to all CNB Financial shareholders. Determining the actual tax consequences of the merger to CNB Financial shareholders can be complicated. CNB Financial shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the merger to CNB Financial shareholders in greater detail, please see the section “Description of the Merger—Tax Consequences of the Merger” beginning on page [    ].

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should consider carefully the risk factors described below, which include all known material risks, in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document. Please refer to the section of this proxy statement/prospectus titled “Caution About Forward-Looking Statements” beginning on page [    ].

Risks Relating to the Merger

The price of United Financial common stock might decrease before or after the merger.

Upon closing of the merger, each share of CNB Financial common stock will be converted at the election of the shareholder into the right to receive either 0.8257 shares of United Financial common stock or $10.75. This exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either United Financial’s common stock or CNB Financial’s common stock. If the price of United Financial common stock increases between the date the merger agreement was signed and the effective time of the merger, CNB Financial shareholders who receive shares of United Financial common stock will receive shares of United Financial common stock that have a greater market value upon completion of the merger. Conversely, if the price of United Financial common stock declines between the date the agreement was signed and the effective time of the merger, CNB Financial shareholders who receive shares of United Financial common stock will receive shares of United Financial common stock that have a lesser market value upon completion of the merger. Therefore, while the number of United Financial shares to be issued in the merger is fixed, CNB Financial shareholders cannot be sure of the market value of the United Financial common stock they will receive upon completion of the merger or the market value of United Financial common stock at any time after the completion of the merger.

Changes in the price of United Financial’s common stock before the merger will affect the market value that CNB Financial’s shareholders will receive on the date of the merger. Stock price changes may result from a variety of factors (many of which are beyond United Financial’s or CNB Financial’s control), including the following factors:

•	changes in United Financial’s or CNB Financial’s respective businesses, operations and prospects;

•	changes in market assessments of the business, operations and prospects of either company;

•	market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approvals of the merger;

•	interest rates, general market and economic conditions and other factors generally affecting the price of United Financial’s common stock and CNB Financial’s common stock; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which United Financial and CNB Financial operate.

The price of United Financial common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this document and on the date of the shareholder meeting of CNB Financial. As a result, the market value represented by the exchange ratio will also vary. For example, based on the range of closing prices of United Financial common stock during the period from June 25, 2009, the last trading day before public announcement of the merger, through [            ], 2009, the last practicable date before the date of this document, the exchange ratio represented a market value ranging from a low of [$            ] to a high of [$            ] for each share of CNB Financial common stock.

CNB Financial shareholders may receive a form of consideration different from what they elect.

The consideration to be received by CNB Financial shareholders in the merger is subject to the requirement that 50% of the shares of CNB Financial common stock be exchanged for United Financial common stock and 50% be exchanged for cash. The merger agreement contains proration and allocation procedures to achieve this desired result. If you elect to receive all or a portion of your merger consideration in the form of cash and the available cash is oversubscribed, then you will receive a portion of the merger consideration in United Financial common stock. If you elect to receive all or a portion of your merger consideration in stock and the available stock is oversubscribed, then you will receive a portion of the merger consideration in cash. As a result, you could receive a different form of consideration from what you elected, which could result in different tax consequences than had been anticipated.

The merger agreement does not require that the fairness opinion of CNB Financial’s financial advisor be updated as a condition to the completion of the merger.

On June 25, 2009, CNB Financial’s financial advisor, Keefe, Bruyette & Woods delivered its opinion to the CNB Financial board of directors as to the fairness of the merger consideration to the shareholders of CNB Financial from a financial point of view. As of such date, in the opinion of Keefe, Bruyette & Woods the merger consideration was fair to the shareholders of CNB Financial from a financial point of view. The merger agreement does not require that the fairness opinion of Keefe, Bruyette & Woods be updated as a condition to the completion of the merger, and CNB Financial does not intend to request that the opinion be updated. As such, the fairness opinion does not reflect any changes that may occur or may have already occurred after June 25, 2009, the date of the merger agreement, to the operations and prospects of CNB Financial or United Financial, general market and economic conditions and other factors that may affect the relative values of CNB Financial and United Financial. As a result, CNB Financial shareholders should be aware that the opinion of Keefe, Bruyette & Woods does not address the fairness of the merger consideration at any time other than as of June 25, 2009.

Governmental agencies, self-regulatory organizations or third parties may delay or impose conditions on approval of the merger, which may diminish the anticipated benefits of the merger.

Completion of the merger is conditioned upon the receipt of all necessary consents, approvals and authorizations of any governmental authority, self-regulatory organization or third party. While United Financial and CNB Financial intend to vigorously pursue any and all required consents, approvals and authorizations and do not know of any reason why they would not be able to obtain the consents in a timely manner, the requirement to receive such consents before the merger could delay the completion of the merger, possibly for a significant period of time after the shareholders of CNB Financial have approved the merger. In addition, these governmental agencies, self-regulatory organizations and third parties may attempt to condition their consents, approvals or authorizations on the imposition of conditions that could have a material adverse effect on the combined entity’s operating results or the value of United Financial’s common stock after the completion of the merger. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction, such as difficulty in retaining key personnel or in pursuing business strategies.

We can provide no assurance that we will be able to obtain the necessary approvals in a timely manner, or at all, or that any conditions imposed upon such approvals will not have a material adverse effect on United Financial following the merger. In addition, we can provide no assurance that any such conditions will not result in the abandonment of the merger by United Financial or CNB Financial, or both companies. For a more detailed description of these approvals, see the section captioned “Description of the Merger – Regulatory Matters Relating to the Merger” beginning on page     .

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of United Financial and CNB Financial.

If the merger is not completed, the ongoing businesses of United Financial or CNB Financial may be adversely affected and United Financial or CNB Financial will be subject to several risks, including the following:

•	having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisory, filing, printing and mailing fees, and

•

diverting the focus of management of each of the companies from pursuing other opportunities that could be beneficial to the companies, in each case, without realizing any of the benefits of having the merger completed.

The integration of the operations of United Financial and CNB Financial may be more difficult than anticipated.

The success of the merger will depend on a number of factors, including, but not limited to, United Financial’s ability to:

•	timely and successfully integrate the operations of United Financial and CNB Financial;

•	maintain existing relationships with Commonwealth National Bank’s depositors and to minimize withdrawals of deposits subsequent to the merger;

•	maintain and enhance existing relationships with borrowers, enhance non-interest income, and limit potential losses from loans made by Commonwealth National Bank;

•	control the incremental non-interest expense from CNB Financial to maintain overall operating efficiencies;

•	retain key personnel; and

•	compete effectively in the communities served by Commonwealth National Bank.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of CNB Financial who are expected to be retained by United Financial. United Financial may not be successful in retaining these employees for the time period necessary to successfully integrate CNB Financial’s operations with those of United Financial. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operation of United Financial following the merger.

CNB Financial’s shareholders will have less influence as shareholders of United Financial than as shareholders of CNB Financial.

CNB Financial’s shareholders currently have the right to vote in the election of the board of directors of CNB Financial and on other matters affecting CNB Financial. The shareholders of CNB Financial will own approximately 5.5% of the combined organization immediately following the merger. When the merger occurs, each CNB Financial shareholder that receives shares of United Financial common stock will become a shareholder of United Financial with a percentage ownership of the combined organization that is significantly smaller than such shareholder’s percentage ownership of CNB Financial. As a result, shareholders of CNB Financial will have less influence on the management and policies of United Financial than they now have on the management and policies of CNB Financial.

United Financial and CNB Financial will be subject to business uncertainties while the merger is pending that could adversely affect their businesses.

Uncertainty among employees, depositors, borrowers, vendors and others about the effect of the merger may have an adverse effect on United Financial and CNB Financial and, consequently, on the combined company.

Although United Financial and CNB Financial intend to take actions to reduce any adverse effects, these uncertainties may impair their ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause depositors, borrowers, vendors and others that do business with United Financial and CNB Financial to seek to change existing business relationships with either or both companies.

United Financial and CNB Financial will incur significant transaction costs which may diminish the anticipated benefits of the merger.

United Financial and CNB Financial expect to incur costs associated with completing the merger, including integrating the operations of the two companies. In addition, United Financial and CNB Financial expect to incur an aggregate of approximately $4.3 million in transaction costs. Prior to FAS 141R, the costs of an acquisition—such as legal, consulting, banking and other professional fees—were capitalized as part of the purchase price of the transaction. Pursuant to FAS 141R, transaction-related costs of an acquisition must be expensed during the period in which they are incurred. The amount of transaction costs expected to be incurred by United Financial and CNB Financial are preliminary estimates and are subject to change.

United Financial and CNB Financial are continuing to assess the magnitude of these costs, and, therefore, these estimates may change substantially as additional unanticipated costs may be incurred in the integration of the businesses of the two companies. Although United Financial and CNB Financial believe that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The termination fee, the reimbursement of the Berkshire Hills Bancorp, Inc. termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire CNB Financial.

Until the completion of the merger, with some exceptions, CNB Financial is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than United Financial. In addition, CNB Financial has agreed to pay a termination fee of $1,227,000 to United Financial and to reimburse United Financial for its payment to Berkshire Hills Bancorp of a $970,000 termination fee, each under certain circumstances specified in the merger agreement. These provisions could discourage other companies from trying to acquire CNB Financial even though those other companies might be willing to offer greater value to CNB Financial’s shareholders than United Financial has offered in the merger. The payment of the termination fee could also have a material adverse effect on CNB Financial’s financial condition.

Certain of CNB Financial’s officers and directors have interests that are different from, or in addition to, interests of CNB Financial’s shareholders generally.

You should be aware that the directors and officers of CNB Financial have interests in the merger that are different from, or in addition to, the interests of CNB Financial shareholders generally. The board of directors of CNB Financial was aware of these interests and considered them among other things, in their approval of the merger agreement and the transactions contemplated by the merger agreement. These include:

•	payments that certain officers of CNB Financial are entitled to receive under existing change-in-control agreements;

•	retention and change-in-control agreements that certain officers will become subject to upon completion of the merger;

•	the acceleration of vesting of stock options;

•	provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of CNB Financial for events occurring before the merger; and

•	the appointment of one director of CNB Financial to the boards of directors of United Financial and United Bank.

You should consider these interests in conjunction with the recommendation of the board of directors of CNB Financial, with respect to approval of the merger. For a more detailed discussion of these interests, see “Description of the Merger—Interests of Certain Persons in the Merger” beginning on page [    ].

Risks Associated with United Financial

A continuation of recent turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global markets have experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic and regulatory environment, have had a marked negative impact on the industry. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have also been working to design and implement programs to improve general economic conditions. There can be no assurances that these efforts will be successful in restoring industry, economic or market conditions and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including United Financial, are numerous and include: (1) worsening credit quality, leading among other things to increases in loan losses and reserves; (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in asset values; (3) capital and liquidity concerns regarding financial institutions generally; (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system; and/or (5) recessionary conditions that are deeper or last longer than currently anticipated.

Future FDIC assessments will hurt our earnings.

In May 2009, the Federal Deposit Insurance Corporation adopted a final rule imposing a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to 5 basis points of total assets minus Tier 1 Capital as of June 30, 2009, and will be collected on September 30, 2009. The special assessment negatively impacted United Financial’s earnings. In addition, the final rule allows the Federal Deposit Insurance Corporation to impose additional emergency special assessments of up to 5 basis points per quarter for the third and fourth quarters of 2009 if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. Any additional emergency special assessment imposed by the Federal Deposit Insurance Corporation will further hurt United Financial’s earnings.

There is no guarantee that United Financial will be able to continue to pay a dividend or, if continued, will be able to pay a dividend at the current rate.

The board of directors of United Financial determines at its discretion if, when and the amount of any dividends that may be paid on the common stock. In making such determination, the board of directors takes into account various factors including economic conditions, earnings, liquidity needs, the financial condition of United Financial, applicable state law, regulatory requirements and other factors deemed relevant by the board of directors. Although United Financial has a history of paying a quarterly dividend on its common stock, there is no guarantee that such dividends will continue to be paid in the future, particularly if changes occur in those factors that may affect the Board’s determination to pay a dividend.

As a result of United Financial’s emphasis on originating commercial real estate and commercial and industrial loans, its credit risk has and will continue to increase. Continued weakness or a deeper downturn in the real estate market and local economy could adversely affect United Financial’s earnings.

At December 31, 2008, United Financial’s portfolio of commercial real estate loans totaled $248.5 million, or 28.6% of its total loans, and its portfolio of commercial and industrial loans totaled $84.9 million, or 9.8% of its total loans. These loans have increased as a percentage of its total loan portfolio in recent years and generally have more risk than one- to four-family residential mortgage loans. Because the repayment of commercial real estate and commercial and industrial loans depends on the successful management and operation of the borrower’s properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. Many of United Financial’s borrowers also have more than one commercial real estate or commercial and industrial loan outstanding with United Financial. Consequently, an adverse development with respect to one loan or one credit relationship can expose United Financial to significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. Finally, if United Financial forecloses on a commercial real estate or commercial and industrial loan, its holding period for the collateral, if any, typically is longer than for one- to four-family residential mortgage loans because there are fewer potential purchasers of the collateral. Because United Financial plans to continue to increase its originations of these loans, it may be necessary to increase the level of its allowance for loan losses because of the increased risk characteristics associated with these types of loans. Any such increase to United Financial’s allowance for loan losses would adversely affect United Financial’s results of operation and financial condition.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, “Questions And Answers About the Merger and the Special Meeting,” “Summary,” “Risk Factors,” “Description of the Merger—Background of the Merger,” “Description of the Merger—CNB Financial’s Reasons for the Merger and Recommendation of the Board of Directors,” “Information about United Financial —Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About CNB Financial—Management’s Discussion and Analysis of Results of Operations.” You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page [    ].

Because of these and other uncertainties, United Financial’s actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, United Financial’s and CNB Financial’s past results of operations do not necessarily indicate United Financial’s and CNB Financial’s combined future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. United Financial is not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. United Financial qualifies all of its forward-looking statements by these cautionary statements.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables show summarized historical financial data for United Financial and CNB Financial. You should read this summary financial information in connection with United Financial’s historical financial information and CNB Financial’s historical financial information, each of which appears elsewhere in this proxy statement/prospectus.

Unaudited consolidated interim financial statements for United Financial at or for the six months ended June 30, 2009 and 2008 and unaudited consolidated interim financial statements for CNB Financial at or for the six months ended June 30, 2009 and 2008 include normal, recurring adjustments necessary to fairly present the data for those periods. The unaudited data is not necessarily indicative of expected results of a full year’s operations.

Selected Historical Financial Data of United Financial

	Six Months Ended June 30,			At or For the Year Ended December 31,
	2009		2008	2008		2007	2006	2005			2004
(dollars in thousands except per share amounts)	(Unaudited)
Selected Financial Condition Data:
Total assets	$1,238,666		$1,214,206	$1,263,134		$1,079,281	$1,009,433		$906,513			$772,008
Cash and cash equivalents	23,101		17,118	13,572		14,254	25,419		15,843			23,233
Short-term investments	1,086		1,055	1,071		1,030	—		—			—
Investment securities available-for-sale	12,057		15,845	12,395		53,676	80,963		111,763			50,650
Investment securities held-to-maturity	25,997		3,603	3,191		3,632	3,241		3,325			2,498
Mortgage backed securities available-for-sale	243,011		276,839	301,111		147,581	109,274		114,702			101,679
Loans, net(1)	859,618		852,157	864,421		819,117	756,180		630,558			569,243
Deposits	815,549		774,707	782,663		718,682	685,686		653,611			613,672
Federal Home Loan of Boston advances	161,105		190,389	208,564		107,997	169,806		101,880			86,694
Repurchase agreements	33,146		8,963	28,042		13,864	10,425		8,434			4,317
Stockholders’ equity	213,615		226,626	227,714		226,120	137,711		137,005			62,255
Non-performing assets(2)	5,979		4,765	5,795		2,665	1,850		3,319			3,784

Selected Operating Data:
Interest income	$31,050		$31,379	$64,814		$59,250	$52,202		$43,233			$36,532
Interest expense	11,352		12,440	25,003		30,083	24,647		16,206			12,148

Net interest income before provision for loan loss	19,698		18,939	39,811		29,167	27,555		27,027			24,384
Provision for loan losses	1,215		835	1,846		1,425	969		917			983

Net interest income after provision for loan losses	18,483		18,104	37,965		27,742	26,586		26,110			23,401
Non-interest income	4,446		3,093	5,220		5,735	5,392		5,020			5,134
Non-interest expense	18,185		14,726	30,690		26,039	24,036		24,112			19,179
Income before taxes	4,744		6,471	12,495		7,438	7,942		7,018			9,356
Income tax expense	2,061		2,496	5,197		3,061	3,018		2,649			3,828

Net income	$2,683	(3)	$3,975	$7,298	(4)	$4,377	$4,924		$4,369	(5)		$5,528

Basic earnings per share(6)	$0.17		$0.24	$0.45		$0.26	$0.29		$0.33			$0.58
Diluted earnings per share(6)	$0.17		$0.24	$0.45		$0.26	$0.29		$0.33			$0.58
Dividends per share	$0.14		$0.13	$0.27		$0.24	$0.20	$	NA		$	NA

Selected Historical Financial Data of United Financial (continued)

	Six Months Ended June 30,			At or For the Year Ended December 31,
	2009		2008	2008		2007	2006	2005		2004
Selected Financial Ratios and Other Data:

Performance Ratios(7):
Return on average assets	0.22	%(8)	0.35%	0.62	%(13)	0.42%	0.51%	0.51	%(14)	0.73%
Return on average equity	1.23	(8)	1.74	3.23	(13)	2.99	3.59	4.45	(14)	9.25
Average equity to average assets	17.65		19.99	19.06		14.17	14.35	11.42		7.87
Equity to total assets at end of period(7)	17.25		18.66	18.03		20.95	13.64	15.11		8.06
Interest rate spread(9)	2.72		2.56	2.69		2.08	2.23	2.77		3.03
Net interest margin(10)	3.33		3.43	3.47		2.91	2.97	3.27		3.33
Average interest-earning assets to average interest-bearing liabilities	131.63		138.66	135.95		127.77	128.10	125.61		118.30
Total non-interest expense to average total assets	1.47	(11)	1.29	2.59		2.52	2.51	2.81	(14)	2.53
Efficiency ratio(12)	77.98	(11)	66.86	66.16		74.02	72.95	75.25	(14)	64.98
Dividend payout ratio	80.28		53.91	60.78		40.15	29.69	NA		NA

Regulatory Capital Ratios(7,15):
Tier I risk-based capital	18.20		18.51	17.76		19.25	14.83	17.21		11.67
Tier I (core) capital	13.08		12.70	12.31		14.00	10.57	11.63		8.11
Tangible Equity Ratio	13.08		12.70	12.31		14.00	NA	NA		NA
Total risk-based capital	19.22		19.49	18.71		20.25	15.86	18.28		12.76

Asset Quality Ratios(7):
Non-performing loans as a percent of total loans(2)	0.62		0.48	0.55		0.22	0.17	0.27		0.66
Non-performing assets as a percent of total assets(2)	0.48		0.39	0.46		0.25	0.18	0.37		0.49
Allowance for loan losses as a percent of total loans	1.03		0.95	0.95		0.94	0.95	1.00		1.00
Allowance for loan losses as a percent of non-performing loans(2)	167.99		197.39	171.98		432.16	560.40	371.69		151.96

Number of full service customer facilities	16		15	15		13	13	11		11

(1)	The allowance for loan losses at June 30, 2009 and 2008 and at December 31, 2008, 2007, 2006, 2005 and 2004 was $9.0 million, $8.2 million, $8.3 million, $7.7 million, $7.2 million, $6.4 million and $5.8 million, respectively.
(2)	Non-performing assets consist of non-performing loans and foreclosed real estate owned (“REO”). Non-performing loans consist of non-accrual and accruing loans 90 days or more past due, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.
(3)	Exclusive of the $1.2 million in acquisition related expenses and a $312,000 (after tax) special FDIC insurance assessment, net income for the six months ended June 30, 2009 would have been $4.2 million.
(4)	Exclusive of the $1.4 million OTTI charge and related tax effect of $550,000, net income in 2008 would have been $8.1 million.
(5)	Excluding the effect of a $3.6 million charitable contribution ($2.2 million after taxes) to fund the newly-formed United Charitable Foundation, net income in 2005 would have amounted to $6.6 million or $0.50 per share.
(6)	The Company issued 17,205,995 shares of common stock in its July 2005 initial public offering, including 9,189,722 shares held by United Mutual Holding Company. In December 2007, the Company completed a second step conversion and offering in which each outstanding minority share was exchanged for 1.04079 shares and 9,564,570 shares were sold in a subscription and syndicated offering. All earnings per share data and share information have been adjusted by the exchange ratio for 2007 and all periods prior.
(7)	Asset Quality Ratios, Regulatory Capital Ratios and the “equity to total assets” ratio are end-of-period ratios. With the exception of end-of-period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.
(8)	Exclusive of the $1.2 million in acquisition related expenses and a $312,000 (after tax) special FDIC insurance assessment, the return on average assets and average equity would have been 0.67% and 3.80%, respectively.
(9)	The interest rate spread represents the difference between weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(10)	The net interest margin represents net interest income as a percent of average interest-earning assets.
(11)	Exclusive of the $1.2 million in acquisition related expenses and a $538,000 special FDIC insurance assessment, non-interest expense to average total assets would have been 2.66% and the efficiency ratio would have been 70.69%.
(12)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income and excludes gains/losses on sales of securities and loans and impairment charges on securities.

(13)	Exclusive of the $1.4 million OTTI charge and related tax effect of $550,000, the return on average assets and average equity would have been 0.68% and 3.59%, respectively.
(14)	Exclusive of the contribution to the United Charitable Foundation in 2005, return on average assets, return on average equity, total non-interest expense to average total assets, and efficiency ratio would have been 0.76%, 6.70%, 2.43% and 64.41%, respectively.
(15)	Regulatory Capital Ratios are reported for United Bank only.

Selected Historical Financial Data of CNB Financial

	At or For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2009	2008	2008	2007	2006
	(unaudited)
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$287,440	$315,273	$295,159	$289,494	$281,364
Loans, net	237,979	225,485	239,523	214,477	197,861
Investment securities available for sale	26,185	40,892	31,314	45,597	54,582
Investment securities held to maturity	8,251	9,311	8,950	11,687	12,513
Deposits	186,419	215,353	196,565	202,238	191,807
Total borrowings and subordinated debentures	79,308	76,839	77,417	63,696	66,428
Stockholders’ equity	20,029	21,201	19,539	21,153	20,171

OPERATING DATA
Interest and dividend income	$8,218	$8,994	$17,731	$18,913	$16,970
Interest expense	3,005	4,242	7,846	10,542	8,572

Net interest income	5,213	4,752	9,885	8,371	8,398
Provision for loan losses	300	284	1,359	80	216
Net interest income after provision for loan losses	4,913	4,468	8,526	8,291	8,182
Non-interest income	351	423	(2,293)	463	548
Non-interest expense	5,099	4,352	8,670	8,178	7,622
Income (loss) before income taxes	165	539	(2,437)	576	1,108
Income tax (expense) benefit	(54)	(132)	870	(179)	(472)

Net income (loss)	$111	$407	$(1,567)	$397	$636

COMMON SHARE DATA
Net income (loss) per basic share	$0.05	$0.18	$(0.69)	$0.17	$0.29
Net income (loss) per diluted share	$0.05	$0.18	(0.69)	0.17	0.29
Book value per share	$8.77	$9.29	$8.56	$9.27	$8.84
Weighted average shares—basic	2,283,000	2,283,000	2,283,000	2,283,000	2,173,000
Weighted average shares—diluted	2,283,000	2,283,000	2,283,000	2,294,000	2,221,000
Shares outstanding—end of period	2,283,000	2,283,000	2,283,000	2,283,000	2,283,000

KEY OPERATING RATIOS
Return on average assets	0.08%	0.28%	(0.53)%	0.14%	0.24%
Return on average equity	1.12	3.80	(7.51)	1.94	3.48
Net interest margin	3.70	3.40	3.45	3.03	3.27
Efficiency ratio	93.46	87.20	83.59	92.57	85.25
Nonperforming loans to total loans	1.31	1.07	1.41	0.68	0.03
Nonperforming assets to total assets	1.40	1.05	1.45	0.51	0.02
Allowance for loan losses to total loans	1.30	1.28	1.19	1.31	1.40
Allowance for loan losses to nonperforming loans	99.40	119.21	84.28	191.90	4,189.55
Average equity to average assets	6.72	7.32	7.03	7.12	6.83
Total equity to total assets	6.97	6.72	6.62	7.31	7.17

SUMMARY SELECTED UNAUDITED CONDENSED PRO FORMA FINANCIAL DATA

The following tables show selected unaudited condensed pro forma financial data giving effect to the merger as if the merger had become effective at the end of the periods presented, in the case of balance sheet information, and at the beginning of each period presented, in the case of income statement information. The pro forma information reflects the acquisition method of accounting.

United Financial anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of United Financial following the merger under one set of assumptions, does not reflect all of these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of United Financial would have been had our companies been combined during those periods.

In preparing this pro forma information, it is assumed that 50% of the CNB Financial shares are exchanged for $10.75 per share and 50% of the CNB Financial shares are exchanged for 0.8257 shares of United Financial common stock. You should read this summary pro forma information in conjunction with the information under “Pro Forma Financial Data” and with the historical information in this document on which it is based.

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
	(In thousands, except per share data)
Pro forma combined income statement data:
Interest and dividend income	$38,947	$81,903
Interest expense	13,465	31,617

Net interest income	25,482	50,287
Provision for loan losses	1,515	3,205

Net interest income after provision for loan losses	23,967	47,082
Non-interest income	4,797	2,927
Non-interest expense	21,769	39,363

Income before income taxes	6,995	10,646
Income tax expense	2,485	4,570

Net income	$4,510	$6,076

Pro forma per share data:
Basic earnings per share	$0.28	$0.36
Diluted earnings per share	0.27	0.36

June 30, 2009
(In thousands)
Pro forma combined balance sheet data:
Total assets	$1,531,753
Loans, net	1,093,797
Deposits	1,002,796
Total stockholders’ equity	227,136

COMPARATIVE PER SHARE DATA

The following table shows information about United Financial’s and CNB Financial’s diluted income (loss) per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged on the dates or at the beginning of the periods indicated. See “Pro Forma Financial Data.”

The information listed as “pro forma combined” was prepared assuming that 50% of the CNB Financial shares are exchanged for $10.75 per share and 50% of the CNB Financial shares are exchanged for 0.8257 shares of United Financial common stock. The information listed as “per equivalent CNB Financial share” was obtained by multiplying the pro forma amounts by an exchange ratio of 0.8257. We present this information to reflect that some CNB Financial shareholders will receive 0.8257 shares of United Financial common stock for each share of CNB Financial common stock exchanged in the merger. United Financial anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of United Financial following the merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of United Financial would have been had our companies been combined during those periods.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in and incorporated to this document. See “Pro Forma Financial Data.”

	United Financial Historical	CNB Financial Historical	Pro Forma Combined(1)(2)	Per Equivalent CNB Financial Share
Book value per share:
At June 30, 2009	$13.15	$8.77	$13.22	$10.92

Cash dividends declared per share:
Six months ended June 30, 2009	$0.14	$—	$0.14	$0.12
Year ended December 31, 2008	0.27	—	0.27	0.22

Diluted net income (loss) per share:
Six months ended June 30, 2009	$0.17	$0.05	$0.27	$0.22
Year ended December 31, 2008	0.45	(0.69)	0.36	0.30

(1)	Pro forma dividends per share represent United Financial’s historical dividends per share.
(2)	The pro forma combined book value per share of United Financial common stock is based upon the pro forma combined common shareholders’ equity for United Financial and CNB Financial divided by total pro forma common shares of the combined entities.

MARKET PRICE AND DIVIDEND INFORMATION

United Financial common stock is listed on The NASDAQ Global Select Market under the symbol UBNK. CNB Financial common stock is quoted on the Over-the-Counter Bulletin Board under the symbol CFNA. The following table lists the high and low prices per share for United Financial common stock and CNB Financial common stock and the cash dividends declared by each company for the periods indicated.

	United Financial Common Stock						CNB Financial Common Stock
	High		Low		Dividends		High		Low		Dividends
Quarter Ended
September 30, 2009 (through , 2009)	$		$		$		$		$		$—
June 30, 2009		14.69		11.66		0.07		10.85		1.60	—
March 31, 2009		15.48		11.77		0.07		5.00		2.90	—

December 31, 2008		15.32		11.00		0.07		5.20		2.10	—
September 30, 2008		17.10		10.97		0.07		6.75		3.50	—
June 30, 2008		12.47		10.71		0.07		8.25		5.65	—
March 31, 2008		12.00		10.23		0.06		8.00		6.20	—

December 31, 2007		12.27		9.60		0.06		9.00		7.10	—
September 30, 2007		13.43		10.16		0.06		10.25		8.20	—
June 30, 2007		14.77		12.36		0.06		11.60		9.50	—
March 31, 2007		13.78		12.66		0.06		12.70		10.75	—

You should obtain current market quotations for United Financial common stock, as the market price of United Financial common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of [Record Date], there were approximately [            ] holders of record of United Financial common stock. As of [Record Date], there were approximately [            ] holders of record of CNB Financial common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of United Financial’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of United Financial, applicable state law and government regulations and other factors deemed relevant by United Financial’s board of directors.

SPECIAL MEETING OF CNB FINANCIAL SHAREHOLDERS

Date, Place, Time and Purpose

CNB Financial’s board of directors is sending you this document to request that you allow your shares of CNB Financial to be represented at the special meeting by the persons named in the enclosed proxy card. At the special meeting, the CNB Financial board of directors will ask you to vote on a proposal to approve the merger agreement. You also will be asked to vote on a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement. The special meeting will be held at Mechanics Hall, 321 Main Street, Worcester, Massachusetts at 9:00 a.m., local time, on                     , 2009.

Who Can Vote at the Meeting

You are entitled to vote if the records of CNB Financial showed that you held shares of CNB Financial common stock as of the close of business on                     , 2009. As of the close of business on that date, a total of                     shares of CNB Financial common stock were outstanding. Each share of common stock has one vote. If you are a beneficial owner of shares of CNB Financial common stock held by a broker, bank or other nominee (i.e., in “street name”) and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Ownership of Shares; Attending the Meeting

You may own shares of CNB Financial’s common stock in one or more of the following ways:

•	Directly in your name as the stockholder of record; or

•	Indirectly through a broker, bank or other holder of record in “street name.”

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting. Additionally, instead of voting by mailing a proxy card, registered stockholders can vote their shares of CNB Financial common stock by telephone or the Internet. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for telephone and Internet voting are set forth on the enclosed proxy card. The deadline for voting by telephone or the Internet is 11:59 p.m. Eastern time, on                     , 2009.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of CNB Financial common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.

Quorum; Vote Required

The special meeting will conduct business only if a majority of the outstanding shares of CNB Financial common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of CNB Financial common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Approval of the merger agreement will require the affirmative vote of two-thirds of CNB Financial common stock entitled to vote at the meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the merger agreement. Broker non-votes and abstentions from voting will have the same effect as voting against the merger agreement.

The affirmative vote of a majority of the votes cast is required to approve the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Shares Held by CNB Financial Officers and Directors and by United Financial

As of                    , 2009, directors and executive officers of CNB Financial beneficially owned 381,784 shares of CNB Financial common stock, not including shares that may be acquired upon the exercise of stock options. This equals 16.7% of the outstanding shares of CNB Financial common stock. As of the same date, neither United Financial nor its subsidiaries, directors or executive officers owned any shares of CNB Financial common stock.

Voting and Revocability of Proxies

You may vote in person at the special meeting, by proxy, through the Internet or by telephone. To ensure your representation at the special meeting, CNB Financial recommends that you vote by proxy, through the Internet or by telephone even if you plan to attend the special meeting. You can always change your vote at the special meeting.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger agreement and the proposal to adjourn the meeting. If you are the record holder of your shares of CNB Financial common stock and submit your proxy without specifying a voting instruction, your shares of CNB Financial common stock will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement. CNB Financial’s board of directors recommends a vote “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of CNB Financial a duly executed revocation of proxy;

•	delivering a proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

CNB Financial Corp.

Christine Trifari, Secretary

33 Waldo Street

P.O. Box 830

Worcester, Massachusetts 01613-0830

If any matters not described in this document are properly presented at the special meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. CNB Financial does not know of any other matters to be presented at the meeting.

Solicitation of Proxies

CNB Financial will pay for this proxy solicitation. In addition to soliciting proxies by mail, MacKenzie Partners, Inc., a proxy solicitation firm, will assist CNB Financial in soliciting proxies for the special meeting. CNB Financial will pay $7,500 for these services. CNB Financial will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. Additionally, directors, officers and employees of CNB Financial may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies.

Who Can Answer My Questions?

CNB Financial has retained MacKenzie Partners, Inc. to act as proxy solicitor for the special meeting. They can assist in voting your shares or answering your questions. MacKenzie Partners, Inc. can be reached toll-free at 1-800-322-2885 or 212-929-5500 (call collect) and via email at proxy@mackenziepartners.com.

RIGHTS OF DISSENTING SHAREHOLDERS

Section 13.02(a)(1) of the Massachusetts Business Corporation Act generally provides that shareholders of Massachusetts corporations are entitled to assert appraisal rights in the event of a merger. CNB Financial has concluded that shareholders may be entitled to appraisal rights. If you would like to assert your appraisal rights, you should do the following pursuant to Part 13 of the Massachusetts Business Corporation Act:

•

deliver written notice of your intent to demand payment for your shares of CNB Financial common stock to Christine Trifari, Secretary, CNB Financial Corp., 33 Waldo Street, P.O. Box 830, Worcester, Massachusetts 01608 before the vote on the approval of the merger agreement is taken;

•	NOT vote for the approval of the merger agreement; and

•	comply with other procedures as are required by Part 13 of the Massachusetts Business Corporation Act.

The failure to vote against the approval of the merger agreement does not constitute a waiver of your appraisal rights. However, to exercise any appraisal rights you may have, you must comply with the procedures as required by Part 13 of the Massachusetts Business Corporation Act.

Part 13 of the Massachusetts Business Corporation Act requires that we deliver, within 10 days after the effective date of the merger, a written appraisal notice and forms containing certain information to all shareholders who have properly demanded appraisal rights. If appraisal rights are available in connection with the merger:

•

each shareholder that has properly perfected his appraisal rights will be entitled to a cash payment of the estimated fair value of the shares, plus interest but subject to any applicable withholding taxes, within 30 days of the written appraisal notice and forms due date;

•	a shareholder that fails to execute and return the forms, and comply with the terms stated therein, will not be entitled to such a payment; and

•	if dissatisfied with the payment or offer, shareholders may demand further payment.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under Part 13. Any shareholder who believes he or she is entitled to appraisal rights and who wishes to preserve those rights should carefully review Sections 13.01 through 13.31 of Part 13 of the Massachusetts Business Corporation Act, attached as Annex C to this proxy statement/prospectus, which sets forth the procedures to be complied with in perfecting any such rights. In light of the complexity of Part 13 (and in particular, Section 13.02) of the Massachusetts Business Corporation Act, those shareholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisers, as failure to strictly comply with the procedures specified in Part 13 would result in the loss of any appraisal rights to which such shareholder may be entitled. Shareholders should also consult their tax advisers with regard to the particular federal, state, local, foreign and other tax consequences to them of exercising their appraisal rights under Massachusetts law.

Failure to follow the steps required by Section 13 of the Massachusetts business corporation act for perfecting dissenters rights may result in the loss of fair value rights, in which event you will be entitled to receive the consideration with respect to your dissenting shares in accordance with the merger agreement. No notification of the beginning or end of any statutory period will be given by United Financial or CNB Financial to any dissenting shareholder except as required by law. CNB Financial shareholders who are considering dissenting from the combination are urged to consult their own legal counsel.

DESCRIPTION OF THE MERGER

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The merger agreement provides for the merger of CNB Financial with and into United Financial, with United Financial as the surviving entity. Immediately following the merger of CNB Financial with United Financial, Commonwealth National Bank will merge with and into United Bank, with United Bank as the surviving entity.

Background of the Merger

Over the course of CNB Financial’s history, the directors have met periodically to discuss strategic planning matters. In April 2006, Richard B. Collins, Chairman, President and Chief Executive Officer of United Financial, met with Cary J. Corkin, Chairman of CNB Financial, and Charles R. Valade, President and Chief Executive Officer of CNB Financial, to discuss strategic plans, including a possible alliance with United Financial. Subsequent CNB Financial board meetings would occasionally include presentations from various financial advisory firms on the state of financial institutions, valuations and the merger and acquisitions market. Keefe, Bruyette & Woods, Inc., CNB Financial’s financial advisor, made such a presentation to the board of directors in April 2007. As a result of this meeting and its history of strategic planning, the board of directors believed it in the best interests of the stockholders for the board of directors to determine what value CNB Financial could obtain through a potential business combination. Accordingly, in consultation with Keefe, Bruyette & Woods, CNB Financial identified four bank and savings and loan holding companies that Keefe, Bruyette & Woods would contact on its behalf to gauge their interest in exploring a business combination. By the middle of May 2007, all four provided verbal indications of interest. In early June 2007, management of each of United Financial and Company A, which provided the highest offers, were invited to address CNB Financial’s board of directors, after which each of those two parties were requested to submit their interest in writing.

In a letter dated June 18, 2007, United Financial provided a non-binding indication of interest to acquire CNB Financial for $20.00 per share in a transaction consisting of 50% cash and 50% stock. That transaction was conditioned on United Financial successfully completing a conversion from the mutual holding company form of organization to the stock holding company form of organization. Also, in a letter dated June 18, 2007, Company A provided a non-binding indication of interest to acquire CNB Financial for between $19.00 and $21.00 per share in a transaction consisting of 50% cash and 50% stock. The board of directors considered both offers and both companies and determined to proceed with United Financial and began discussions in mid-July 2007. However, on September 5, 2007, Mr. Collins informed Mr. Corkin that, due to changes in market conditions since July 2007, the offer for CNB Financial was no longer supportable at $20.00 per share and that further discussions about a potential business combination could not proceed at this time due to the status of United Financial’s second-step conversion, which was in process at that time.

On September 11, 2007, Mr. Corkin and a representative of Keefe, Bruyette & Woods met with the President and Chief Executive Officer of Company A at which Company A reiterated its interest in pursuing a business combination. However, subsequent to that meeting, Company A began pursuing other strategic options and indicated that it would not be able to discuss a combination with CNB Financial until at least the beginning of 2008.

Due to continuing declining market conditions during this period, the board of directors, in consultation with Keefe, Bruyette & Woods, concluded that it was not an optimal time to pursue a business combination with any of the previously identified parties.

On October 9, 2008, Mr. Collins called Mr. Corkin to request a meeting to express United Financial’s renewed interest in pursuing a business combination. On October 14, 2008, Mr. Collins met with Mr. Corkin and Charles R. Valade, President and Chief Executive Officer of CNB Financial. At that meeting, Mr. Collins indicated that United Financial was interested in acquiring CNB Financial in a transaction that provided CNB Financial shareholders the ability to elect shares of United Financial common stock or cash at a value of between $10.00 and $12.00 per share, in a transaction consisting of 50% cash and 50% stock. Mr. Collins indicated that an integral part of that offer was United Financial’s ability to obtain the agreement of key employees of CNB Financial to remain with the combined company.

On October 27, 2008, the Executive Committee of the board of directors discussed United Financial’s offer. It believed that the full board of directors might have higher price expectations and asked Keefe, Bruyette & Woods to analyze the pricing multiples and United Financial’s capacity to pay and inquire if United Financial was able to increase its offer.

On November 7, 2008, United Financial entered into a non-disclosure agreement with CNB Financial.

Following Keefe, Bruyette & Woods’s discussion of pricing with Mr. Collins, on November 17, 2008, Mr. Collins informed Mr. Corkin that United Financial’s offer had increased to between $12.00 and $14.00 per share.

On November 18, 2008, a representative of Keefe, Bruyette & Woods spoke with Mr. Collins and Stifel, Nicolaus & Company, Incorporated, United Financial’s financial advisor (“Stifel Nicolaus”), and requested that he narrow his range to facilitate the board of director’s consideration. In response to this request, Mr. Collins provided a value of $13.50 per share.

On November 19, 2008, Messrs. Collins and Corkin met to discuss the business combination. The discussion focused on the general business reasons for pursuing a combination. Mr. Collins also indicated that CNB Financial’s participation in the United States Department of the Treasury’s Troubled Asset Relief Program, which had recently been introduced, would be a disincentive for United Financial to proceed with a potential transaction.

At a special meeting of the board of directors on November 21, 2008, the board of directors was informed of the discussions with Mr. Collins. The board of directors requested that Keefe, Bruyette & Woods conduct a market check of the price being offered by contacting the other three institutions contacted in June 2007, along with two others, including Berkshire Hills Bancorp, Inc. The board of directors also formed a Mergers and Acquisition Committee to facilitate any negotiations and, with such committee’s approval, permitted execution and delivery of confidentiality agreements and due diligence investigations to be conducted on CNB Financial.

Over the next two weeks, Keefe, Bruyette & Woods contacted the five institutions identified. Three of the companies did not express interest in pursuing a business combination with CNB Financial. Berkshire Hills Bancorp indicated that it would be willing to pursue a business combination at a price of $14.00 per share in an all-stock transaction. Company B indicated to Keefe, Bruyette & Woods that it was interested in a business combination at $12.00 per share.

On December 9, 2008, Sandler O’Neill & Partners, L.P., Berkshire Hills Bancorp’s financial advisor, contacted Keefe, Bruyette & Woods to indicate that Berkshire Hills Bancorp had lowered its price from $14.00 per share to a range of between $11.00 and $12.00 per share.

On December 16, 2008, United Financial delivered a written non-binding indication of interest offering CNB Financial shareholders the right to receive, at their election, either United Financial common stock, cash at a value of $13.50 per share or a combination of United Financial common stock and cash, subject to the requirement that 50% of the outstanding shares of CNB Financial common stock be exchanged for shares of United Financial common stock and 50% of the shares be exchanged for cash.

Also, on that date, CNB Financial received an unsolicited written proposal to acquire each share of CNB Financial common stock for cash in an amount between $12.00 and $14.00 per share from Company C.

On December 18, 2008, Mr. Collins reported to the United Financial board of directors discussions he had with management from CNB Financial. Mr. Collins stated that the due diligence process had begun with site visits to CNB Financial’s offices. Representatives of Stifel Nicolaus provided information to the United Financial board of directors on the financial aspects of the transaction. Mr. Collins stated that the transaction represented an opportunity to grow the franchise, increase commercial lending and extend the footprint towards Boston. Mr. Collins stated the importance of structuring a transaction that would be accretive to earnings and minimally dilutive to tangible book value. At the conclusion of the discussion, the United Financial board of directors authorized management to continue discussions with CNB Financial.

From December 19 through December 21, 2008, representatives of United Financial, its legal counsel and Stifel Nicolaus conducted a due diligence examination of CNB Financial.

On December 22, 2008, the Mergers and Acquisition Committee was apprised of CNB Financial’s impressions of the due diligence and discussed the offer it had received from Company C. The Committee expressed some concerns as to whether the offer was bona fide, certain potential competitive risks of proceeding with Company C, and the negative effects that proceeding with such offer may have on the customers and employees of CNB Financial. For these reasons, the Committee chose to focus on a transaction with United Financial.

Throughout January 2009, negotiations continued between United Financial and CNB Financial, including a discussion of potential employment arrangements for CNB Financial’s President and Chief Executive Officer and lending officers. The parties also discussed United Financial’s desire that such arrangements be agreed to as a prerequisite to the execution of a definitive agreement.

On January 8, 2009, the executive committee of the United Financial board of directors met to hear an update on the progress of negotiations from members of management, legal counsel and Stifel Nicolaus. Following the presentation and discussion, the executive committee voted to proceed with a merger as outlined in the non-binding indication of interest dated December 16, 2008.

On January 9, 2009, United Financial delivered a revised written non-binding indication of interest confirming its offer of $13.50 per share. The revised indication of interest also included proposed employment arrangements with United Financial for each of CNB Financial’s executive officers and lending officers.

On January 15, 2009, at a meeting of the board of directors of CNB Financial, the board of directors discussed the latest proposal presented by United Financial, including a discussion of the status of the potential employment arrangements for CNB Financial’s President and Chief Executive Officer and lending officers and United Financial’s desire that such arrangements be agreed to as a prerequisite to the execution of a definitive agreement. At that meeting, representatives from Keefe, Bruyette & Woods summarized the financial aspects of the proposal. Representatives of CNB Financial’s legal counsel summarized to the board of directors its fiduciary duties and detailed the terms of the offer presented. After thorough discussion, the board of directors approved the execution of the non-binding indication of interest and authorized continued negotiations, including conducting due diligence on United Financial.

On January 26, 2009, United Financial provided proposed term sheets for each of the executive officers and lenders.

The parties also discussed CNB Financial’s participation in the Troubled Asset Relief Program’s Capital Purchase Program. United Financial did not wish for CNB Financial to participate. CNB Financial was willing to forgo participating; however, it requested that the merger agreement provide that if the merger was not consummated and participation in the Capital Purchase Program was no longer available, United Financial would provide a loan to CNB Financial on terms similar to the Capital Purchase Program, the proceeds of which could be contributed to Commonwealth National Bank as capital. United Financial was not willing to make this commitment.

On February 2, 2009, Messrs. Corkin and Collins met to discuss the status of the negotiations of the compensation of the executives and CNB Financial’s participation in the TARP Capital Purchase Program.

In an e-mail on February 3, 2009, Mr. Collins reiterated the points he raised in their previous day’s meeting about the employment of the executives and CNB Financial’s participation in the TARP Capital Purchase Program and also noted that there were factors, such as the widespread decline of stock prices of financial institutions in general and an increase in CNB Financial’s non-performing loans, that would suggest a lower per share price for the transaction to be appropriate.

On February 5, 2009, Stifel Nicolaus notified Keefe, Bruyette & Woods that United Financial had lowered its offer to a range of between $12.00 to $12.50 per share.

On February 6 and February 10, 2009, the board of directors of CNB Financial met to discuss CNB Financial’s participation in the TARP Capital Purchase Program and the continued discussions with United Financial, including United Financial’s decreased offer. The board of directors authorized Mr. Corkin to continue discussions within the range proposed by United Financial.

On February 13, 2009, Messrs. Corkin and Collins, along with Stifel Nicolaus and Keefe, Bruyette & Woods, met to discuss the revised offer. Mr. Collins reiterated the factors that influenced the decision to decrease the price, including the widespread decline of stock prices of financial institutions in general including the decline in United Financial’s stock price, the severity of the economic recession and its effect on CNB Financial. During the course of this meeting, Keefe, Bruyette & Woods asked for $12.75 per share. The parties, however, were not able to agree on an acceptable price at that meeting.

Over the next couple of weeks, Keefe, Bruyette & Woods spoke to Company B and to Sandler O’Neill, on behalf of Berkshire Hills Bancorp, about their interest in CNB Financial.

On February 23, 2009, Berkshire Hills Bancorp executed a confidentiality agreement.

On February 27, 2009, Mr. Corkin met with the Chairman of the Board of Company B about a potential business combination.

In early March 2009, Berkshire Hills Bancorp indicated its interest in acquiring CNB Financial for between $9.00 and $10.00 per share. At this time, the most recent trade for CNB Financial common stock was at a price of $3.55.

On March 13, 2009, Company B provided a letter to Mr. Corkin highlighting the potential synergies of a business combination between the two companies. The letter proposed acquiring CNB Financial for 66% of its book value, equal to the then current trading multiple of Company B, which amounted to $5.62 per share in an all-stock transaction.

On March 13, 2009, Mr. Corkin met with the Chairman of the Board of Company B to further discuss the offer.

On March 18, 2009, the Mergers and Acquisition Committee met to discuss the offer from Company B and other options with regard to pursuing a business combination. The Committee revisited the offer it had received from Company C in December offering to acquire CNB Financial common stock for cash in an amount between $12.00 and $14.00 per share. The Committee reiterated its previous concerns as to whether the offer was bona fide, certain potential competitive risks of proceeding with Company C, and the negative effects that proceeding with such offer may have on the customers and employees of the CNB Financial.

On March 19, 2009, Company B followed-up with a letter reiterating the benefits of a business combination.

On March 25, 2009, Mr. Corkin met with the President and Chief Executive Officer of Berkshire Hills Bancorp to discuss a potential business combination, who indicated interest in acquiring CNB Financial in an all-stock transaction valued at $10.00 per share.

On April 3, 2009, representatives of Berkshire Hills Bancorp made a presentation to the Mergers and Acquisition Committee. The presentation primarily focused on Berkshire Hills Bancorp’s history and philosophy and the synergies of the potential transaction. The $10.00 per share transaction price was reiterated, subject to due diligence.

On April 9, 2009, representatives of Berkshire Hills Bancorp, along with Sandler O’Neill, made a presentation to the board of directors of CNB Financial. The presentation focused on Berkshire Hills Bancorp and its culture. Representatives of Berkshire Hills Bancorp indicated that Berkshire Hills Bancorp would offer to acquire each share of CNB Financial for 0.4348 shares of common stock of Berkshire Hills Bancorp (which was equivalent to a $10.00 per share value based on an assumed price of $23.00 per share of Berkshire Hills Bancorp common stock). Representatives of Berkshire Hills Bancorp also discussed the potential timing of the transaction and cost savings. After the representatives of Berkshire Hills Bancorp left the meeting, the board of directors discussed the presentation and noted that based on the then-existing closing price of Berkshire Hills Bancorp common stock of $26.17 per share, the offer was currently worth $11.38 per share. The board of directors voted that, subject to confirmation in writing of the terms provided, Berkshire Hills Bancorp would be invited to conduct due diligence.

On April 9, 2009, Berkshire Hills Bancorp provided a non-binding expression of interest to acquire each share of CNB Financial for 0.4348 shares of common stock of Berkshire Hills Bancorp. The non-binding expression of interest also required a thirty-day period during which CNB Financial agreed to exclusive negotiations with Berkshire Hills Bancorp. That same day, CNB Financial entered into a confidentiality agreement with Berkshire Hills Bancorp.

From April 15 through April 19, 2009, representatives of Berkshire Hills Bancorp conducted a due diligence examination of CNB Financial.

At a special meeting of the board of directors of CNB Financial on April 17, 2009, the terms of the non-binding expression of interest received from Berkshire Hills Bancorp were reviewed, including the fixed exchange ratio and the absence of any price protection provisions.

During the week of April 20, 2009, representatives of CNB Financial, CNB Financial’s legal counsel and Keefe, Bruyette & Woods conducted a due diligence investigation of Berkshire Hills Bancorp.

On April 23, 2009, Sandler O’Neill notified Keefe, Bruyette & Woods that, primarily due to its evaluation of CNB Financial’s loan portfolio, Berkshire Hills Bancorp had reduced its offer to $8.50 per share (or 0.3696 shares of Berkshire Hills Bancorp common stock based on an assumed price of $23.00 per share).

On April 24, 2009, the board of directors of CNB Financial met in executive session to discuss the revised financial terms offered by Berkshire Hills Bancorp.

On April 26, 2009, Berkshire Hills Bancorp provided CNB Financial’s legal counsel with a draft of the merger agreement and the parties negotiated the terms of the agreement over the following days.

On April 29, 2009, CNB Financial convened a special meeting of the board of directors. Legal counsel and Keefe, Bruyette & Woods were also present at the meeting. A copy of the definitive merger agreement that had been negotiated, as well as the ancillary documents, had been sent to each director on April 28, 2009. Legal counsel reviewed in detail the terms of the merger agreement and ancillary documents. The results of the due diligence review of Berkshire Hills Bancorp were reported to the board of directors. Keefe, Bruyette & Woods made a presentation regarding the fairness of the proposed merger consideration to CNB Financial’s shareholders from a financial point of view and delivered its written opinion that, as of April 29, 2009, and subject to the limitations and qualifications set forth in the opinion, the proposed merger consideration was fair to CNB Financial’s shareholders from a financial point of view. Following these presentations and discussion, the directors unanimously determined that execution of the merger agreement was advisable and in the best interests of CNB Financial and its shareholders and authorized Mr. Corkin to execute and deliver the merger agreement on behalf of CNB Financial and to take all actions necessary to effect the proposed transaction according to the terms of the definitive merger agreement. Following the closing of the stock market, Berkshire Hills Bancorp and CNB Financial issued a joint press release announcing the execution of the merger agreement.

Between May 5, 2009 and May 11, 2009, United Financial held discussions with its legal counsel and Stifel Nicolaus regarding the possibility of delivering an unsolicited proposal of combination with CNB Financial.

On May 12, 2009, the executive committee of the United Financial board of directors was updated on the status of the transaction by members of management, legal counsel and representatives of Stifel Nicolaus. The Stifel Nicolaus representatives discussed the financial aspects of a transaction assuming a $10.00 per share price. Legal counsel discussed the terms of a proposed letter to be delivered to CNB Financial. After the discussion, the executive committee voted to proceed with sending the offer letter to CNB Financial.

On May 12, 2009, United Financial delivered an unsolicited proposal of combination under which it would acquire each share of CNB Financial for $10.00 per share in a transaction consisting of 50% stock and 50% cash. On the same date, United Financial issued a press release announcing that it had made such offer.

On May 19, 2009, Berkshire Hills Bancorp proposed in writing to amend the merger agreement to increase the exchange ratio from 0.3696 to 0.4292, which would equate to a $9.25 value based on the previous day’s closing market price.

On May 19, 2009, CNB Financial convened a special meeting of the board of directors. Legal counsel and Keefe, Bruyette & Woods were also present at the meeting. Legal counsel reviewed in detail the events that had transpired to date, the requirements of the merger agreement with Berkshire Hills Bancorp and the directors’ fiduciary duties. Keefe, Bruyette & Woods made a presentation regarding the financial aspects of the proposal submitted by United Financial and of the revised proposal by Berkshire Hills Bancorp. Following these presentations and discussion, the directors determined to table any decision until its next meeting, which was scheduled for May 21, 2009.

On May 21, 2009, CNB Financial convened its regular meeting of the board of directors. Legal counsel reviewed the substance of its presentation made at the previous board of directors meeting. Keefe, Bruyette & Woods made a presentation regarding the financial aspects of the proposal submitted by United Financial and of the revised proposal by Berkshire Hills Bancorp, including Berkshire Hills Bancorp’s offer that up to 20% of the merger consideration could be payable in cash. Following these presentations and discussion, the directors determined that the execution of the amendment to the merger agreement was advisable and in the best interests of CNB Financial and its shareholders and authorized Mr. Corkin to execute and deliver the amendment to the merger agreement on behalf of CNB Financial. Following the closing of the stock market, CNB Financial issued a press release announcing the amendment of the merger agreement with Berkshire Hills Bancorp and its determination not to pursue the offer from United Financial.

On May 21, 2009, after announcing the amendment of the merger agreement with Berkshire Hills Bancorp, CNB Financial received a letter from Company C under which it reiterated its previous offer to acquire each share of CNB Financial for $12.00 to $14.00 per share in an all-cash transaction.

On May 26, 2009, United Financial delivered an unsolicited proposal of combination increasing its offer to $10.25 per share. On the same date, United Financial issued a press release announcing that it had increased its offer.

Throughout the process of evaluating the offers from United Financial and Company C, information about the terms of the offers was communicated by CNB Financial to Berkshire Hills Bancorp pursuant to the terms of the merger agreement with Berkshire Hills Bancorp. At no point after May 21, 2009 did Berkshire Hills Bancorp indicate a desire to increase the terms of its offer.

On May 28, 2009, CNB Financial convened a special meeting of the board of directors. Legal counsel reviewed in detail the events that had transpired to date, the requirements of the merger agreement with Berkshire Hills Bancorp and the directors’ fiduciary duties. Keefe, Bruyette & Woods made a presentation regarding the financial aspects of the proposals submitted by each of United Financial and Company C and the Berkshire Hills Bancorp transaction. Following these presentations and discussion, the directors voted to commence discussions of the terms of a merger with each of United Financial and Company C and authorized Mr. Corkin to execute and deliver confidentiality agreements to each of United Financial and Company C. Also, the board of directors authorized each party to conduct any necessary due diligence on CNB Financial as may be necessary to confirm their offers.

On May 28, 2009, each of United Financial and Company C entered into confidentiality agreements with CNB Financial.

From June 3 through June 5, 2009, representatives of United Financial, its legal advisor and Stifel Nicolaus conducted an on-site due diligence examination of CNB Financial.

On June 4, 2009, Keefe, Bruyette & Woods provided each of United Financial and Company C written instructions for the timing and elements of their final offer.

On June 6 and June 7, 2009, representatives of Company C conducted an on-site due diligence examination of CNB Financial.

On June 12, 2009, United Financial delivered an offer, along with an initial draft of a definitive merger agreement, under which it would acquire each share of CNB Financial for $10.25 per share in a transaction in which shareholders had the right to receive, at their election, either United Financial common stock or cash subject to the requirement that 50% of the outstanding shares of CNB Financial common stock be exchanged for shares of United Financial common stock and 50% of the shares be exchanged for cash.

Also on June 12, 2009, Company C delivered an offer, along with an initial draft of a definitive merger agreement, under which it would acquire each share of CNB Financial for $11.00 per share in an all-cash transaction.

On June 12 and June 13, 2009, the Mergers and Acquisition Committee, along with CNB Financial’s legal and financial advisors, discussed the terms of each of the offers. The Committee determined to recommend to the full board of directors that CNB Financial proceed with negotiation of a definitive merger agreement with Company C.

On June 15, 2009, CNB Financial convened a special meeting of the board of directors. Legal counsel reviewed in detail the events that had transpired to date and the directors’ fiduciary duties. Legal counsel summarized the terms of each of the proposed merger agreements as well as a proposed agreement to terminate the merger agreement with Berkshire Hills Bancorp. Keefe, Bruyette & Woods made a presentation regarding the financial aspects of the proposals submitted by each of United Financial and Company C. Following these presentations and discussion, the directors authorized the negotiation of the terms of a definitive merger agreement with Company C, conducting due diligence on Company C and negotiating the termination of the merger agreement with Berkshire Hills Bancorp.

On June 16, 2009, Keefe, Bruyette & Woods conducted due diligence on Company C.

On June 17, 2009, CNB Financial’s legal counsel conducted due diligence on Company C.

On June 18, 2009, members of the Mergers and Acquisition Committee met with Company C to discuss social issues related to the merger, including Company C’s expectations regarding retention of employees and plans for branch closures.

On June 18, 2009, the board of directors of United Financial was updated on the status of the negotiations by members of management, legal counsel and investment banking representatives. Investment bankers from Stifel, Nicolaus reviewed for the board the financial aspects of the transaction assuming a price of $10.75 per share. Legal counsel reviewed the terms of the revised agreement to be sent to CNB Financial. Following a discussion period, the board voted to proceed with the merger by submitting to CNB Financial a revised agreement which increased the price to $10.75 per share and agreement to pay the termination fee owed to Berkshire Hills Bancorp, Inc.

On June 18, 2009, United Financial delivered a revised draft of a definitive agreement increasing its offer to $10.75 per share.

Keefe, Bruyette & Woods notified Company C that United Financial had submitted an increased offer and requested that Company C provide CNB Financial with its best and final offer. On June 22, 2009, Company C notified CNB Financial that it had increased its offer to acquire each share of CNB Financial common stock for $11.25 per share in an all-cash transaction.

On June 22, 2009, CNB Financial convened a special meeting of the board of directors to evaluate the latest offers received by each of the two parties. A copy of the definitive merger agreements that had been negotiated with each of United Financial and Company C, as well as a summary of each agreement, had been sent to each director on June 19, 2009. Legal counsel summarized the events that had transpired since the last meeting. The results of the due diligence review of Company C were reported to the board of directors. Legal counsel also reminded the directors of their fiduciary duties and summarized the terms contained in the two agreements. Keefe, Bruyette & Woods made a presentation regarding the financial aspects of the proposals submitted by United Financial and Company C. The board of directors discussed both companies and both offers at length. The board of directors focused on the type and amount of consideration being offered, the ability of each party to obtain regulatory approval, the risk of consummating the transaction with each party and the impact of each transaction on the community and on employees. The board of directors also discussed the potential tax implications of each transaction on shareholders. Following these presentations and discussion, the directors by a vote of 12-3 determined that the United Financial transaction was advisable and in the best interests of CNB Financial and its shareholders and authorized proceeding with negotiations with and conducting due diligence on United Financial.

On June 23 and 24, 2009, representatives of CNB Financial, its legal counsel and Keefe, Bruyette & Woods conducted due diligence on United Financial.

On June 25, 2009, CNB Financial convened a special meeting of the board of directors. A copy of a summary of the definitive merger agreement that had been negotiated, as well as the ancillary documents, had been sent to each director in advance of the meeting. Legal counsel reviewed in detail the terms of the merger agreement and ancillary documents. The results of the due diligence review of United Financial were reported to the board of directors. Keefe, Bruyette & Woods made a presentation regarding the fairness of the proposed merger consideration to CNB Financial’s shareholders from a financial point of view and delivered its written opinion that, as of June 25, 2009, and subject to the limitations and qualifications set forth in the opinion, the proposed merger consideration was fair to CNB Financial’s shareholders from a financial point of view. Following these presentations and discussion, the directors determined (with one director voting against and one abstaining) that execution of the merger agreement was advisable and in the best interests of CNB Financial and its shareholders and authorized Mr. Corkin to execute and deliver the merger agreement on behalf of CNB Financial, after having received an executed merger termination agreement from Berkshire Hills Bancorp, and to take all actions necessary to effect the proposed transaction according to the terms of the definitive merger agreement. Following the closing of the stock market, United Financial and CNB Financial issued a joint press release announcing the execution of the merger agreement.

On June 25, 2009, the board of directors of United Financial met to discuss the proposed definitive merger agreement that had been negotiated by management with the assistance of legal counsel and investment bankers. The board reviewed the proposed agreement and ancillary documents and discussed the same with management and legal counsel. Legal counsel reviewed for the board provisions in the agreement relating to treatment of employee benefits, termination payments under change in control agreements and retention payments, the appointment of a CNB Financial director to the boards of United Financial and United Bank and the payment of the termination fee to Berkshire Hills Bancorp. Following the discussion, the board the directors determined unanimously that execution of the merger agreement was advisable and in the best interests of United Financial and its shareholders and authorized Mr. Collins to execute and deliver the merger agreement on behalf of United Financial, and to take all actions necessary to effect the proposed transaction according to the terms of the definitive merger agreement.

CNB Financial’s Reasons for the Merger and Recommendation of the Board of Directors

CNB Financial’s board of directors approved the merger agreement and have recommended that CNB Financial’s shareholders vote “FOR” approval of the merger agreement.

CNB Financial’s board of directors has determined that the merger is advisable and in the best interests of CNB Financial and its shareholders. In approving the merger agreement, CNB Financial’s board of directors consulted with Keefe, Bruyette & Woods regarding the fairness of the transaction to CNB Financial’s shareholders from a financial point of view and with CNB Financial’s legal counsel regarding its legal duties and the terms of the merger agreement and ancillary documents. In determining to approve the merger agreement and recommend that shareholders approve the merger, CNB Financial’s board of directors, in consultation with CNB Financial’s senior management and financial and legal advisors, considered a number of factors, including the following material factors:

•

The understanding of CNB Financial’s board of directors of the strategic options available to CNB Financial and the board of directors’ assessment of those options with respect to the prospects and estimated results of the execution by CNB Financial of its business plan as an independent entity under various scenarios, and the determination that none of those options or the execution of the business plan under the best case scenarios were likely to create greater present value for CNB Financial’s shareholders than the value to be paid by United Financial.

•

The significant disparity between the trading price of CNB Financial common stock (which was trading at a large discount to book value) compared to the value that could be obtained in a change in control transaction.

•	The ability of CNB Financial’s shareholders to participate in the future success of the combined entity through ownership of United Financial common stock.

•	The substantially increased liquidity afforded by an investment in the common stock of United Financial.

•	That CNB Financial shareholders obtaining shares of United Financial common stock would receive regular cash dividends (assuming that United Financial maintains its current dividend practice).

•	Keefe, Bruyette & Woods’s written opinion that, as of June 25, 2009, the merger consideration was fair to CNB Financial’s shareholders from a financial point of view.

•

Information concerning the business, earnings, operations, financial condition and prospects of United Financial. CNB Financial’s board of directors took into account the results of CNB Financial’s due diligence review of United Financial.

•	The wider array of financial products and services that would be available to customers of CNB Financial and the communities served by CNB Financial.

•	The President and Chief Executive Officer of United Financial’s knowledge of the Worcester market and previous experience with several employees of CNB Financial.

•	That due to the lack of overlapping markets, the likelihood that all of the current CNB Financial branch offices would remain open after the merger.

•

United Financial’s commitment to retaining a significant number of employees, including substantially all of the management and lending team and that the CNB Financial employees to be retained after the merger would have opportunities for career advancement in a substantially larger organization.

•	The significant branch closures and employee lay-offs that would accompany a transaction with Company C.

•

The increased risk of significant employee departures during the period prior to the closing of a transaction with Company C, which, if a transaction was not completed, would require CNB Financial to operate without the personnel needed to continue as a viable independent entity.

•	The current and prospective economic, competitive and regulatory environment and the regulatory compliance costs facing CNB Financial and financial institutions generally.

•	The likelihood of timely receiving regulatory and shareholder approvals.

•	That the receipt of United Financial common stock would be tax-free to CNB Financial shareholders for U.S. federal income tax purposes.

•

The ability of CNB Financial shareholders to satisfy their own investment interests by receiving cash, United Financial common stock or a combination of cash and United Financial common stock for their shares of CNB Financial common stock.

•	The benefits to the community of another community bank entering the market.

•	That one member of CNB Financial’s board of directors will be appointed to the boards of directors of United Financial and United Bank.

The foregoing information and factors considered by CNB Financial’s board of directors is not exhaustive, but includes all material factors that the board of directors considered and discussed in approving the merger agreement and recommending that CNB Financial’s shareholders vote to approve the merger. In view of the wide variety of factors considered and discussed by CNB Financial’s board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. CNB Financial’s board of directors discussed and considered the foregoing factors and reached general consensus that the merger with United Financial was in the best interests of CNB Financial and its shareholders. In considering the foregoing factors, individual directors of CNB Financial may have assigned different weights to different factors. CNB Financial’s board of directors relied on the experience and expertise of Keefe, Bruyette & Woods for quantitative analysis of the financial terms of the merger agreement. See “Description of the Merger—Opinion of CNB Financial’s Financial Advisor” on page     . It should be noted that this explanation of the reasoning of CNB Financial’s board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Caution About Forward-Looking Statements” on page     .

United Financial’s Reasons for the Merger

United Financial’s board of directors believes that the merger is in the best interests of United Financial and its shareholders. In deciding to approve the merger, United Financial’s board of directors considered a number of factors, including:

•	its understanding of United Financial’s business, operations, financial condition, earnings and prospects and of CNB Financial’s business, operations, financial condition, earnings and prospects;

•

its understanding of the current and prospective environment in which United Financial and CNB Financial operate, including national and local economic conditions, the competitive environment for financial institutions generally and continuing consolidation in the financial services industry, and the likely effect of these factors on United Financial in light of, and in absence of, the proposed transactions;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining United Financial and CNB Financial;

•	the continuation of United Financial’s growth momentum and organic growth profile through strategic expansion into Worcester County;

•	the strength of CNB Financial’s franchise, including its commercial relationships and lending expertise;

•	that CNB Financial will enhance the combined company’s internal capital generation capability;

•	United Financial’s historic performance in similar markets;

•

the reports of United Financial management and the financial presentation by United Financial’s financial advisor to United Financial’s board of directors concerning, among other things, the operations, financial condition and prospects of CNB Financial and the expected financial impact of the merger on the combined company;

•	the historical and current market prices of United Financial common stock and CNB Financial common stock, as well as the financial analyses prepared by United Financial’s financial advisor;

•

the review by the United Financial board of directors with its management and legal and financial advisors of the structure of the merger and the financial and other terms of the merger, the consideration to be paid to CNB Financial shareholders and the expectation of United Financial’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to United Financial and CNB Financial for U.S. federal income tax purposes;

•	the impact to the combined company’s financial position resulting from the payment of the termination fee to Berkshire Hills Bancorp;

•

that United Financial’s management team will remain intact following the merger and that United Financial and United Bank’s boards of directors will be increased to accommodate the addition of the one current member of the CNB Financial board of directors;

•	the complementary nature of the business, market areas and corporate cultures of United Financial and CNB Financial;

•	that the combined company will have an attractive commercial and community banking franchise and no branch closings are anticipated;

•

that the combined company’s capital ratios will remain well in excess of those necessary to be designated “well capitalized” and will provide United Financial with continued balance sheet and capital flexibility;

•	the impact the transaction will have on operating earnings and tangible capital;

•	that CNB Financial brings a strong business and commercial lending demographic to complement United Financial’s franchise;

•	that CNB Financial brings a commercial / commercial real estate orientation in its lending practices that continues United Financial’s transition to a more commercial bank-like balance sheet;

•	United Financial’s belief that the combination of United Financial and CNB Financial will help create a powerful regional financial services provider;

•	that both United Financial and CNB Financial have a long standing reputation of being customer focused with a high level of personal service;

•	United Financial’s expectation that it will achieve cost savings of approximately 16% of CNB Financial’s current annualized non-interest expenses; and

•	for 2010, the first full year of combined operations, United Financial expects the transaction to be accretive to its earnings per share.

While United Financial’s board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. United Financial’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of United Financial’s shareholders. The terms of the merger were the result of arm’s-length negotiations between representatives of United Financial and representatives of CNB Financial.

Opinion of CNB Financial’s Financial Advisor

CNB Financial’s board of directors and senior management have consulted with Keefe, Bruyette & Woods periodically regarding CNB Financial’s strategic options and related financial matters and to discuss potential business combinations with other institutions on behalf of CNB Financial. By letter dated January 6, 2009, Keefe, Bruyette & Woods was retained by CNB Financial to evaluate CNB Financial’s strategic alternatives and to evaluate any specific proposals that might be received regarding a business combination involving CNB Financial. Keefe, Bruyette & Woods, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. The board of directors of CNB Financial selected Keefe, Bruyette & Woods on the basis of the firm’s reputation and its experience and expertise in transactions similar to the merger.

Pursuant to its engagement, Keefe, Bruyette & Woods was asked to render an opinion as to the fairness, from a financial point of view, of the merger consideration to shareholders of CNB Financial. Keefe, Bruyette & Woods delivered its opinion to the board of directors of CNB Financial that, as of June 25, 2009, the merger consideration is fair, from a financial point of view, to the shareholders of CNB Financial. No limitations were imposed by the board of directors of CNB Financial upon Keefe, Bruyette & Woods with respect to the investigations made or procedures followed by it in rendering its opinion. Keefe, Bruyette & Woods has consented to the inclusion herein of the summary of its updated opinion to the CNB Financial board of directors and to the reference to the entire opinion attached hereto as Appendix B.

The full text of the opinion of Keefe, Bruyette & Woods, which is attached as Appendix B of this proxy statement/prospectus, sets forth certain assumptions made, matters considered and limitations on the review undertaken by Keefe, Bruyette & Woods, and should be read in its entirety. The summary of the opinion of Keefe, Bruyette & Woods set forth in this proxy statement/prospectus is qualified in its entirety by reference to the opinion.

In connection with its opinion Keefe, Bruyette & Woods reviewed certain financial and other business data, including:

(1)	the Agreement and Plan of Merger;

(2)	Certain publicly available information concerning CNB Financial, including Annual Reports for the years ended December 31, 2008, 2007 and 2006 and 10-Q reports for the quarters ended March 31, 2009, September 30, 2008 and June 30, 2008;

(3)	Certain publicly available information concerning United Financial, including Annual Reports for the years ended December 31, 2008, 2007 and 2006 and 10-Q reports for the quarters ended March 31, 2009, September 30, 2008, and June 30, 2008;

(4)	and other information Keefe, Bruyette & Woods deemed relevant.

Keefe, Bruyette & Woods also discussed with senior management and directors of CNB Financial the current position and prospective outlook for CNB Financial. Keefe, Bruyette & Woods reviewed financial and stock market data of other banks and the financial and structural terms of several other recent transactions involving mergers and acquisitions of banks or proposed changes of control of comparably situated companies.

The earnings projections used and relied on by Keefe, Bruyette & Woods were reviewed with senior management of CNB Financial and Keefe, Bruyette & Woods confirmed for purposes of its analyses that they reflected the best currently available estimates and judgments of such management of the future financial performance of CNB Financial. Keefe, Bruyette & Woods expressed no opinion as such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Keefe, Bruyette & Woods in its analyses, were based on numerous variables and assumptions, which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

Analysis of Recent Comparable Acquisition Transactions

In rendering its opinion, Keefe, Bruyette & Woods analyzed comparable merger and acquisition transactions where the seller was a bank of similar size and asset quality characteristics.

Comparable Transactions by Asset Size and Asset Quality

Keefe, Bruyette & Woods analyzed certain comparable merger and acquisition transactions of both pending and completed bank deals, comparing the acquisition price relative to tangible book value, last twelve months earnings, and premium to core deposits. All comparative metrics were as of each respective deal’s announcement date. The analysis included a comparison of the minimum, median and maximum of the above ratios for pending and completed acquisitions where the seller was a bank and pricing metrics were available, based on the following three criteria:

(1)	Deal is announced after September 30, 2008;

(2)	Target had assets greater than $100 million and less than $1.0 billion at announcement; and

(3)	Target had a non performing assets to assets ratio less than 3.5% at announcement.

The selected comparable transactions that the three criteria produced were as follows:

Acquiror	Target
Eastern Virginia Bankshares	First Capital Bancorp Inc.
First Community Bancshares Inc.	TriStone Community Bank
Community Exchange Bancshares	Hindman Bancshares Inc.
1st Financial Services Corp.	AB&T Financial Corp.
Glacier Bancorp Inc.	First Co.
NewStar Financial Inc.	Dickinson Financial Corp. II
Penesco Financial Services	Old Forge Bank
Midland States Bancorp Inc.	Waterloo Bancshares Inc.
Pennsylvania Commerce Bancorp	Republic First Bancorp Inc.

Keefe, Bruyette & Woods derived the minimum, median and maximum pricing metrics of the three aforementioned criteria as stated below.

	Price to
	Tangible Book	Earnings	Core Deposit Premium
Minimum	58.2%	18.2x	(16.2)%
Median	96.5%	20.2x	(0.4)%
Maximum	172.6%	22.3x	16.2%

CNB Financial Merger Consideration*	123.6%	46.7x	3.5%

*	Valued at $10.75 per share, based on a exchange ratio of 0.8257 and a United Financial stock price of $13.02; CNB Financial price / earnings ratio based on 2009 budget net income.

Keefe, Bruyette & Woods viewed the three aforementioned criteria as the most appropriate in deriving a comparable transaction value based on the institution’s size and profitability. The combined criteria produced a comparable group with nine transactions since September 2008 that Keefe, Bruyette & Woods viewed as being significant for comparative purposes. Keefe, Bruyette & Woods viewed the three resulting metrics (price to tangible book value, price to last twelve months earnings and core deposit premium) from the comparable group on a minimum, median and maximum basis, as the three key metrics used to evaluate the fairness, from a financial point of view, of the transaction.

Given that the value of the consideration to be paid in the merger, as of the date of the opinion, exceeded the median for all three metrics, Keefe, Bruyette & Woods believes that this analysis supports the fairness, from a financial point of view, to CNB Financial and its shareholders of the consideration to be paid in the merger.

Discounted Cash Flow Analysis

Keefe, Bruyette & Woods performed a discounted cash flow analysis to estimate a range of intrinsic values per share of CFNA common stock. This range was determined by adding (1) the present value, which is a representation of the current value of a sum that is to be received some time in the future, of the estimated future cash flows that CNB Financial could generate over the next five years and (2) the present value of a terminal value, which is a representation of the current value of an entity at a specified time in the future. The terminal value was determined by applying a range of price to earnings multiples based on similar publicly traded institutions.

The discounted cash flow analysis based on a trading multiple applied a range of year five terminal value multiples of 12.0x to 17.0x based on a midpoint price to last twelve months earnings multiple of 14.4x. The midpoint terminal multiple was based on the average of the median price to last twelve months core earnings for public banks with assets between $100 million and $1 billion for the past ten years. The discount rate applied to the projected cash flows and calculated terminal value ranged from 10.0% to 14.0%. Based on the foregoing criteria and assumptions, Keefe, Bruyette & Woods determined that the stand-alone present value of the CNB Financial common stock ranged from $4.75 to $8.04 per share, with a midpoint price of $6.19 per share.

Given that the value of the consideration on a per share basis to be paid in the merger, as of the date of the opinion, exceeded all points in the intrinsic value range derived from the discounted cash flow analysis, Keefe, Bruyette & Woods believes that this analysis supports the fairness, from a financial point of view, to CNB Financial and its shareholders of the consideration to be paid in the merger.

The intrinsic values of CNB Financial derived using discounted cash flow analysis do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent upon numerous assumptions that must be made, including earnings estimates, terminal values and discount rates.

Based on the above analyses Keefe, Bruyette & Woods concluded that the consideration paid in the merger was fair, from a financial point of view, to shareholders of CNB Financial. This summary does not purport to be a complete description of the analysis performed by Keefe, Bruyette & Woods and should not be construed independently of the other information considered by Keefe, Bruyette & Woods in rendering its opinion. Selecting portions of Keefe, Bruyette & Woods’ analysis or isolating certain aspects of the comparable transactions, without considering all analyses and factors, could create an incomplete or potentially misleading view of the evaluation process.

In rendering its opinion, Keefe, Bruyette & Woods assumed and relied upon the accuracy and completeness of the financial information provided to it by CNB Financial and United Financial. In its review, with the consent of the Board of Directors of CNB Financial, Keefe, Bruyette & Woods did not undertake any independent verification of the information provided to it, nor did it make any independent appraisal or evaluation of the assets or liabilities and potential or contingent liabilities of CNB Financial or United Financial.

The fairness opinion of Keefe, Bruyette & Woods is limited to the fairness as of its date, from a financial point of view, of the consideration to be paid in the merger and does not address the underlying business decision to effect the merger (or alternatives thereto), nor does it constitute a recommendation to any shareholder of CNB Financial as to how such shareholder should vote with respect to the merger.

Furthermore, Keefe, Bruyette & Woods expresses no opinion as to the price or trading range at which shares of the combined entity will trade following the consummation of the merger.

Keefe, Bruyette & Woods is a nationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

In preparing its analysis, Keefe, Bruyette & Woods made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Keefe, Bruyette & Woods and CNB Financial. The analyses performed by Keefe, Bruyette & Woods are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold.

Keefe, Bruyette & Woods will receive a fee of 1.0% of the closing deal value, as set forth in the Engagement Letter dated January 6, 2009, for services rendered in connection with advising and issuing a fairness opinion regarding the merger. The term “aggregate consideration” includes the total amount of cash and the fair market value on the date of closing of all other property paid or payable by United Financial directly or indirectly to CNB Financial and its security holders in connection with the transaction (including amounts paid by United Financial or CNB Financial to holders of any warrants or convertible securities of CNB Financial and to holders of any options or stock appreciation rights issued by CNB Financial, whether or not vested) plus the value of any debt or preferred stock obligations of CNB Financial assumed by United Financial, or retired or defeased in connection with the merger. As of the date of the Proxy Statement, Keefe, Bruyette & Woods has received $65,000 of such fee; the remainder of the fee is due upon the close of the transaction.

Consideration to be Received in the Merger

When the merger becomes effective, each share of CNB Financial common stock issued and outstanding immediately before the completion of the merger will automatically be converted into the right to receive, at the holder’s election, either $10.75 in cash without interest or 0.8257 shares of United Financial common stock and cash instead of fractional shares.

Although shareholders of CNB Financial are being given the choice whether to receive cash or United Financial common stock in exchange for their shares of CNB Financial common stock, all cash and stock elections will be subject to the allocation and proration procedures as well as other provisions of the merger agreement.

If United Financial declares a stock dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of United Financial common stock before the effective time of the merger, then the exchange ratio will be adjusted to provide CNB Financial shareholders with the same economic benefit as contemplated by the merger agreement before any of these events.

CNB Financial shareholders will not receive fractional shares of United Financial common stock. Instead, CNB Financial shareholders will receive a cash payment for any fractional shares in an amount equal to the product of (1) the fraction of a share of United Financial common stock to which such shareholder is entitled multiplied by (2) $10.75.

CNB Financial Stock Options and Warrants

At the effective time of the merger, each option to purchase shares of CNB Financial common stock outstanding at the effective time of the merger whose exercise price is less than $10.75, whether or not vested, will be cancelled in exchange for a cash payment equal to $10.75 minus the exercise price of such option.

At the effective time of the merger, each option to purchase shares of CNB Financial common stock granted under CNB Financial’s stock option plans with an exercise price of greater than $10.75 per share that is outstanding and unexercised immediately before the closing of the merger will cease to represent a right to acquire shares of CNB Financial common stock and will be converted automatically into an option to purchase shares of United Financial common stock and United Financial will assume each CNB Financial stock option, in accordance with the terms of the CNB Financial stock option plan and stock option agreement by which it is evidenced, including without limitation all terms pertaining to the acceleration and vesting of the holder’s option exercise rights, except that from and after the effective time of the merger:

•	each CNB Financial stock option assumed by United Financial will be exercisable solely for shares of United Financial common stock;

•

the number of shares of United Financial common stock subject to such CNB Financial stock option will be equal to the number of shares of CNB Financial common stock subject to such CNB Financial stock option immediately before the effective time of the merger multiplied by the exchange ratio, rounded to the nearest whole share; and

•

the per share exercise price under each CNB Financial stock option will be adjusted by dividing the per share exercise price under such CNB Financial stock option by the exchange ratio, rounded to the nearest whole cent.

Pursuant to the merger agreement, United Financial agreed to register under the Securities Act of 1933 the shares of United Financial common stock issuable upon exercise of the substitute stock options to be issued pursuant to the merger agreement as soon as practicable after consummation of the merger.

At the effective time of the merger, each outstanding warrant to purchase shares of CNB Financial common stock outstanding at the effective time of the merger that is held by a member of the board of directors of CNB Financial will be cancelled in exchange for a cash payment equal to $10.75 minus the exercise price. All other warrants shall be converted on the same basis as the CNB Financial stock options with an exercise price greater than $10.75.

Cash or Stock Election

Under the terms of the merger agreement, CNB Financial shareholders may elect to convert their shares into cash, United Financial common stock or a mixture of cash and United Financial common stock. All elections of CNB Financial shareholders are further subject to the allocation and proration procedures described in the merger agreement. These procedures provide that the number of shares of CNB Financial common stock to be converted into United Financial common stock in the merger must be 50% of the total number of shares of CNB Financial common stock issued and outstanding on the date of the merger and that the number of shares of CNB Financial common stock to be converted into cash in the merger must be 50% of the total number of shares of CNB Financial common stock issued and outstanding on the date of the merger. Neither United Financial nor CNB Financial is making any recommendation as to whether CNB Financial shareholders should elect to receive cash or United Financial common stock in the merger. Holders of CNB Financial common stock must make their own decisions with respect to such election.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if CNB Financial shareholders in the aggregate elect to receive more or less of the United Financial common stock than United Financial has agreed to issue. These procedures are summarized below.

•

If Stock Is Oversubscribed: If CNB Financial shareholders elect to receive more United Financial common stock than United Financial has agreed to issue in the merger, then all CNB Financial shareholders who have elected to receive cash or who have made no election will receive cash for their CNB Financial shares and all shareholders who elected to receive United Financial common stock will receive a pro rata portion of the available United Financial shares plus cash for those shares not converted into United Financial common stock.

•

If Cash Is Oversubscribed: If CNB Financial shareholders elect to receive more cash than United Financial has agreed to issue in the merger, then all CNB Financial shareholders who have elected to receive United Financial common stock or who have made no election will receive United Financial common stock and those shareholders who elected to receive cash will receive a pro rata portion of the available cash plus shares of United Financial for those shares not converted into cash.

•

If Cash and Stock are Undersubscribed: If CNB Financial shareholders elect to receive less cash and less United Financial common stock than United Financial has agreed to issue in the merger, then all CNB Financial shareholders who have elected to receive United Financial common stock will receive United Financial common stock and those shareholders who elected to receive cash will receive cash. Those shareholders who have made no election will receive a pro rata portion of the available cash and available shares of United Financial.

No guarantee can be made that CNB Financial shareholders will receive the amounts of cash and/or stock they elect. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, CNB Financial shareholders may receive United Financial common stock or cash in amounts that vary from the amounts they elect to receive.

Election Procedures; Surrender of Stock Certificates

An election form will be provided shortly under separate cover to holders of shares of CNB Financial common stock. Each election form entitles the holder of the CNB Financial common stock to elect to receive cash, United Financial common stock, or a combination of cash and stock, or make no election with respect to the merger consideration he or she wishes to receive.

To make an effective election, CNB Financial shareholders must submit a properly completed election form, along with their CNB Financial stock certificates representing all shares of CNB Financial common stock covered by the election form (or an appropriate guarantee of delivery), to Registrar and Transfer Company on or before 5:00 p.m., Eastern Time, on [third business day preceding special meeting]. Registrar and Transfer Company will act as exchange agent in the merger and in that role will process the exchange of CNB Financial stock certificates for cash and/or United Financial common stock. The exchange agent will allocate cash and stock among CNB Financial shareholders, consistent with their elections and the allocation and proration procedures. If CNB Financial shareholders do not submit an election form, CNB Financial shareholders will receive instructions from the exchange agent on where to surrender their CNB Financial stock certificates after the merger is completed. In any event, CNB Financial shareholders should not forward their CNB Financial stock certificates with their proxy cards.

CNB Financial shareholders may change their election at any time before the election deadline by written notice accompanied by a properly completed and signed later dated election form received by the exchange agent before the election deadline or by withdrawal of their stock certificates by written notice before the election deadline. All elections will be revoked automatically if the merger agreement is terminated. If CNB Financial shareholders have a preference for receiving either United Financial stock and/or cash for their CNB Financial stock, they should complete and return the election form. If CNB Financial shareholders do not make an election, they will be allocated CNB Financial common stock and/or cash depending on the elections made by other shareholders.

Neither United Financial nor CNB Financial makes any recommendation as to whether CNB Financial shareholders should elect to receive cash, stock or a combination of cash and stock in the merger. CNB Financial shareholders must make their own decision with respect to their election. Generally, the merger will be a tax-free transaction for CNB Financial shareholders to the extent they receive United Financial common stock. See “—Tax Consequences of the Merger.”

If certificates for CNB Financial common stock are not immediately available or CNB Financial shareholders are unable to send the election form and other required documents to the exchange agent before the election deadline, CNB Financial shares may be properly exchanged, and an election will be effective, if:

•

such exchanges are made by or through a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, or by a commercial bank or trust company having an office, branch or agency in the United States;

•

the exchange agent receives, before the election deadline, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the election form (delivered by hand, mail, telegram, telex or facsimile transmission); and

•

the exchange agent receives, within three business days after the election deadline, the certificates for all exchanged CNB Financial shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with The Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

CNB Financial shareholders who do not submit a properly completed election form or revoke their election form before the election deadline and do not submit a new properly completed election form before the election deadline will have their shares of CNB Financial common stock designated as non-election shares. CNB

Financial stock certificates represented by elections that have been revoked will be promptly returned without charge to the CNB Financial shareholder revoking the election upon written request.

After the completion of the merger, the exchange agent will mail to CNB Financial shareholders who do not submit election forms or who have revoked such forms a letter of transmittal, together with instructions for the exchange of their CNB Financial common stock certificates for the merger consideration. Until CNB Financial shareholders surrender their stock certificates for exchange after completion of the merger, CNB Financial shareholders will not be paid dividends or other distributions declared after the merger with respect to any United Financial common stock into which their CNB Financial shares have been converted. When CNB Financial shareholders surrender their stock certificates, United Financial will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of CNB Financial common stock. CNB Financial stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If your CNB Financial stock certificates have been either lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares.

Accounting Treatment

United Financial will account for the merger under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles. Using the acquisition method of accounting, the assets and liabilities of CNB Financial will be recorded by United Financial at their respective fair values at the time of the completion of the merger. United Financial will recognize goodwill measured as the difference between the total consideration paid to acquire CNB Financial and the acquisition-date fair value of the identifiable assets acquired and liabilities assumed. In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings.

Tax Consequences of the Merger

General. The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of CNB Financial common stock who surrenders all of the shareholder’s common stock for shares of United Financial common stock and/or cash in the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of CNB Financial common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of CNB Financial common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, holders that exercise dissenters’ rights, persons that are, or hold their shares of CNB Financial common stock through, partnerships or other pass-through entities, or persons who acquired their shares of CNB Financial common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

CNB Financial shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions. It is a condition to the obligations of United Financial and CNB Financial that United Financial receive an opinion by Locke Lord Bissell & Liddell LLP and that CNB Financial receive an opinion by Kilpatrick Stockton LLP to the effect that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. United Financial and CNB Financial both expect to be able to obtain the tax opinions if, as expected:

•	United Financial and CNB Financial are able to deliver customary representations to United Financial’s and CNB Financial’s respective tax counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the merger agreement allows both United Financial and CNB Financial to waive the condition that tax opinions be delivered by Locke Lord Bissell & Liddell LLP and Kilpatrick Stockton LLP, neither party currently anticipates doing so. However, if this condition were waived, CNB Financial would re-solicit the approval of its shareholders before completing the merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Locke Lord Bissell & Liddell and Kilpatrick Stockton LLP have delivered their opinions to United Financial and CNB Financial, respectively, dated as of the date of this proxy statement/prospectus, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Copies of these opinions have been filed as Exhibits 8.1 and 8.2 to the registration statement. Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of United Financial and CNB Financial, all of which must continue to be true and accurate in all material respects as of the effective time of the merger.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange Solely for United Financial Common Stock. No gain or loss will be recognized by a CNB Financial shareholder who receives solely shares of United Financial common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his, her or its shares of CNB Financial common stock. The tax basis of the shares of United Financial common stock received by a CNB Financial shareholder in such exchange will be equal (except for the basis attributable to any fractional shares of United Financial common stock, as discussed below) to the basis of the CNB Financial common stock surrendered in exchange for the United Financial common stock. The holding period of the United Financial common stock received will include the holding period of shares of CNB Financial common stock surrendered in exchange for the United Financial common stock, provided that such shares were held as capital assets of the CNB Financial shareholder at the effective time of the merger.

Exchange Solely for Cash. A CNB Financial shareholder who receives solely cash in exchange for all of his or her shares of CNB Financial common stock (and is not treated as constructively owning United Financial common stock after the merger under the circumstances referred to below under “—Possible Dividend Treatment”) will recognize gain or loss for federal income tax purposes equal to the difference between the cash received and such shareholder’s tax basis in the CNB Financial common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the CNB Financial shareholder at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if the CNB Financial shareholder’s holding period is more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Exchange for United Financial Common Stock and Cash. A CNB Financial shareholder who receives a combination of United Financial common stock and cash in exchange for his or her CNB Financial common stock will not be permitted to recognize any loss for federal income tax purposes. Such a shareholder will recognize gain, if any, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the transaction. The amount of gain a CNB Financial shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of United Financial common stock received exceeds (b) the shareholders’ basis in the CNB Financial common stock to be surrendered in the exchange for the cash and United Financial common stock. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of United Financial common stock received by such CNB Financial shareholder will be the same as the basis of the shares of CNB Financial common stock surrendered in exchange for the shares of United Financial common stock, adjusted as provided in Section 358(a) of the Internal Revenue Code for the cash received in exchange for such shares of CNB Financial common stock. The holding period for shares of United Financial common stock received by such CNB Financial shareholder will include such shareholder’s holding period for the CNB Financial common stock surrendered in exchange for the United Financial common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

A CNB Financial shareholder’s federal income tax consequences will also depend on whether his or her shares of CNB Financial common stock were purchased at different times at different prices. If they were, the CNB Financial shareholder could realize gain with respect to some of the shares of CNB Financial common stock and loss with respect to other shares. Such CNB Financial shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the United Financial common stock received, but could not recognize loss with respect to those shares in which the CNB Financial shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the United Financial common stock received. Any disallowed loss would be included in the adjusted basis of the United Financial common stock. Such a CNB Financial shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Possible Dividend Treatment. In certain circumstances, a CNB Financial shareholder who receives solely cash or a combination of cash and United Financial common stock in the merger may receive ordinary income, rather than capital gain, treatment on all or a portion of the gain recognized by that shareholder if the receipt of cash “has the effect of the distribution of a dividend.” The determination of whether a cash payment has such effect is based on a comparison of the CNB Financial shareholder’s proportionate interest in United Financial after the merger with the proportionate interest the shareholder would have had if the shareholder had received solely United Financial common stock in the merger. This could happen because of your purchase (or the purchase by a family member) of additional United Financial common stock or a repurchase of shares by United Financial. For purposes of this comparison, the CNB Financial shareholder may be deemed to constructively own shares of United Financial common stock held by certain members of the shareholder’s family or certain entities in which the shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the shareholder’s shares of United Financial common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of CNB Financial at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the shareholder’s shares were held as capital assets at the effective time of the merger. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each CNB Financial shareholder, shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

Cash in Lieu of Fractional Shares. A CNB Financial shareholder who holds CNB Financial common stock as a capital asset and who receives in the merger, in exchange for such stock, solely United Financial common stock and cash in lieu of a fractional share interest in United Financial common stock will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a CNB Financial shareholder is entitled pursuant to the merger, unless the CNB Financial shareholder signs the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the CNB Financial shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities. No gain or loss will be recognized by United Financial or CNB Financial as a result of the merger.

Regulatory Matters Relating to the Merger

Consummation of the merger of CNB Financial with and into United Financial and the subsidiary merger are subject to receipt of certain regulatory approvals.

Office of Thrift Supervision. United Financial intends to acquire CNB Financial, whereby CNB Financial will merge with and into United Financial, with United Financial as the surviving company. Commonwealth National Bank will merge into United Bank with United Bank as the surviving entity. The merger of Commonwealth National Bank with and into United Bank is subject to the prior approval of the Office of Thrift Supervision under the Bank Merger Act. An application has been filed with the Office of Thrift Supervision to obtain prior approval of the merger of Commonwealth National Bank with and into United Bank. In reviewing the application, the Office of Thrift Supervision considers:

•	the effect of the transaction upon competition;

•	the financial and managerial resources and future prospects of the merging and resulting institutions;

•	the capital levels of the surviving savings institution;

•	the performance of the applicants in helping to meet the credit needs of the relevant communities, including low- and moderate-income neighborhoods; and

•	the convenience and needs of the community served.

The Office of Thrift Supervision will not approve a transaction:

•	that would result in a monopoly or would be in furtherance of any combination, conspiracy or attempt to monopolize the business of banking in any part of the United States; or

•

whose effect in any section of the United States may be to substantially lessen competition, or tend to create a monopoly, or which in any other manner would be in restraint of trade, unless the probable effects of the transaction in meeting the convenience and needs of the community clearly outweigh the anti-competitive effects of the transaction.

Any transaction approved by the Office of Thrift Supervision may not be completed until 30 days after Office of Thrift Supervision approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds. With the approval of the Office of Thrift Supervision and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Federal Reserve Bank of Boston. The Federal Reserve Bank of Boston is the primary regulator of CNB Financial. For the brief time between the merger of CNB Financial with and into United Financial, and the subsequent merger of Commonwealth National Bank with and into United Bank, United Financial will be deemed by the Federal Reserve Board to be a bank holding company, subject to its regulation and approval requirements. However, upon application by United Financial, it is anticipated that the Federal Reserve Bank of Boston will waive formal compliance by United Financial with the laws, regulations and procedures governing changes in control of bank holding companies, since those requirements will have no substantive applicability to the transaction once the mergers are fully consummated.

Status of Applications and Notices. United Financial and CNB Financial have filed all required applications with applicable regulatory authorities in connection with the merger of CNB Financial with and into United Financial and the subsidiary merger. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose any term, condition or restriction that either party reasonably determines in good faith would materially or adversely affect the economic or business benefits of the merger to such party, as to render inadvisable in its reasonable good faith judgment the consummation of the merger of CNB Financial with and into United Financial. If any such term, condition or restriction is imposed, either United Financial or CNB Financial may elect not to consummate the merger. See “—Conditions to Completing the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the acquisition from the standpoint of the adequacy of the merger consideration to be received by CNB Financial stockholders. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the acquisition.

Interests of Certain Persons in the Merger

As described below, certain of CNB Financial’s officers and directors have interests in the merger that are in addition to, or different from, the interests of CNB Financial’s shareholders generally. CNB Financial’s board of directors was aware of these conflicts of interest and took them into account in approving the merger.

Change in Control/Retention Agreements. CNB Financial maintains change in control agreements with Charles R. Valade, President and Chief Executive Officer of CNB Financial and Commonwealth National Bank, Christine Trifari, Senior Vice President and Corporate Secretary of CNB Financial and Senior Vice President, Chief Credit Officer of Commonwealth National Bank and Andrea J. White, Senior Vice President, Chief Retail Officer of Commonwealth National Bank. The existing change-in-control agreements provide that upon specified circumstances following a change in control of CNB Financial or the Bank (as defined in the agreement), the executive will receive a lump sum payment equal to two and one-half times (one and one-half times for Ms. Trifari and Ms. White) annual base salary and bonus and the continuation of health and life insurance benefits on the same or similar terms for 30 months for Mr. Valade and 18 months for Ms. Trifari and Ms. White.

Ms. White is expected to receive a cash payment of approximately $291,000 under her change-in-control agreement at the effective time of the merger. In lieu of receiving benefits that would be payable under the executive’s current change in control agreements with CNB Financial, Mr. Valade and Ms. Trifari have agreed to enter into retention agreements with United Financial and new three-year change in control agreements with United Bank, effective upon the effective time of the merger.

Under the terms of the retention agreement, Mr. Valade will be appointed as an Executive Vice President of United Bank with an annual salary of $185,000. Mr. Valade will be eligible to receive an incentive bonus of up to 25% of his annual salary and may participate in the Bank’s supplemental executive retirement plan, with a benefit at age 65 equal to 30% of final average pay, payable over a period of up to 15 years. Mr. Valade will also be entitled to immediate participation in the employee stock ownership plan and the 401(k) plan. Mr. Valade will receive 20,000 shares of restricted stock and options to purchase 50,000 shares of United Financial common stock, each of which vest at the rate of 40% on the second anniversary of the closing of the merger and 20% per year on each anniversary thereafter. Mr. Valade will also receive a signing bonus of $175,000 payable at the closing of the merger or January 31, 2010, if later, and $75,000 at the first and second anniversaries of the initial payment, provided that he remains employed with United Bank at such dates or was terminated without “cause” or resigned for “good reason” prior to such dates. Mr. Valade has agreed that he will not take certain actions that are considered competitive with United Bank for a period of two years from the closing of the merger and within 25 miles of 33 Waldo Street, Worcester, Massachusetts.

Under the terms of the retention agreement, Ms. Trifari will be appointed as a Senior Vice President of United Bank with an annual salary of $128,625. Ms. Trifari will be eligible to receive an incentive bonus of up to 20% of her annual salary and will also be entitled to immediate participation in the Bank’s employee stock ownership plan and 401(k) plan. Ms. Trifari will receive 10,000 shares of restricted stock and options to purchase 25,000 shares of United Financial common stock, each of which vest at the rate of 20% per year on each anniversary date of the closing of the merger. Ms. Trifari will also receive a signing bonus of $32,156 payable at the closing of the merger or January 31, 2010, if later, and $32,156 at the first anniversary of the initial payment, provided that she remains employed with United Bank at such date or was terminated without “cause” or resigned for “good reason” prior to such date. Ms. Trifari has agreed that she will not take certain actions that are considered competitive with United Bank for a period of two years from the date of the closing and within 25 miles of 33 Waldo Street, Worcester, Massachusetts.

Equity-Based Awards. Pursuant to CNB Financial’s existing stock-based plans, all unvested options to purchase shares of CNB Financial common stock will become vested and exercisable upon consummation of the merger. The following table sets forth the number of unvested options that were held by the executive officers of CNB Financial and all non-employee directors of CNB Financial as a group as of [Record Date].

Name	Number of Unvested Stock Options	Weighted Average Exercise Price
Charles R. Valade	19,000	$9.44
Christine Trifari	6,174	9.28
Andrea J. White	5,700	9.05
All non-employee directors as a group	—	—

The merger agreement provides that at the effective time of the merger, each outstanding and unexercised option to acquire shares of CNB Financial common stock with an exercise price less than $10.75 will be cancelled in exchange for a cash payment equal to $10.75 minus the exercise price of such option. The merger agreement provides that at the effective time of the merger, each outstanding and unexercised option to acquire shares of CNB Financial common stock with an exercise price greater than $10.75 will cease to represent the right to acquire shares of CNB Financial common stock and will become a right to acquire shares of United Financial common stock. The number of shares and the exercise price subject to the converted options will be adjusted for the exchange ratio in the merger, and the duration and other terms of the new United Financial options will be the same as the prior CNB Financial options. See “—CNB Financial Stock Options and Warrants.”

Additionally, at the effective time of the merger, each outstanding warrant to purchase shares of CNB Financial common stock outstanding at the effective time of the merger that is held by a member of the board of directors of CNB Financial will be cancelled in exchange for a cash payment equal to $10.75 minus the exercise price. All other warrants shall be converted on the same basis as the CNB Financial stock options with an exercise price greater than $10.75.

Appointment of CNB Financial Director to the United Financial Board of Directors. United Financial will appoint one of CNB Financial’s non-officer directors to the boards of directors of United Financial and United Bank. United Financial and United Bank intend to nominate Paula A. Aiello. Ms. Aiello is Chief

Financial Officer and Vice President of Administration for Youth Opportunities Upheld, Inc. of Worcester, and serves on the audit, finance and investment committees for the organization. She is a member of the Massachusetts Society of Certified Public Accountants, the American Institute of Certified Public Accountants, and the Central Massachusetts Financial Executives Organization. Ms. Aiello received a BA in business administration from Bryant University. Ms. Aiello has been a member of the board of directors of CNB Financial and Commonwealth National Bank since July 2008 and serves on CNB Financial’s Audit Committee.

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the merger, United Financial has agreed to indemnify and hold harmless the current and former directors and officers of CNB Financial and its subsidiaries against any costs and expenses incurred in connection with any claim, action, suit, proceeding or investigation that is the result of matters that existed or occurred at or before the effective time of the merger to the same extent as CNB Financial currently provides for indemnification of its officers and directors. For a period of six years following the effective time of the merger, United Financial has also agreed to provide coverage to the officers and directors of CNB Financial immediately before the effective time of the merger under the directors’ and officers’ liability insurance policy currently maintained by CNB Financial or under a policy with comparable or better coverage; provided, however, if the cost that is necessary to maintain or procure such insurance coverage exceeds 150% of the amount of annual premiums paid by CNB Financial as of the date of the merger agreement (the “Maximum Insurance Amount”), United Financial shall obtain the most advantageous coverage obtainable for a premium equal to the Maximum Insurance Amount. After the effective time of the merger agreement, directors, officers and employees of CNB Financial, except for the indemnification rights in the previous sentence, will have indemnification rights having prospective application only. These prospective indemnification rights will consist of such rights to which directors, officers and employees of United Financial and United Bank would be entitled under the articles of incorporation and bylaws of United Financial, the charter and bylaws of United Bank or the particular subsidiary for which they are serving as officers, directors or employees and under such directors’ and officers’ liability insurance policy as United Financial or United Bank may then make available to officers, directors and employees of United Financial and United Bank.

Employee Matters

All persons who are employees of Commonwealth National Bank at the closing of the merger and whose employment is not specifically terminated at the effective time of the merger will become employees of United Bank. All of the continuing employees will be employed at will and no contractual right to employment shall inure to such employees.

Continuing employees will receive credit for service with CNB Financial for purposes of vesting and determination of eligibility to participate, but not for accrual of benefits, in the United Bank 401(k) plan and the United Bank employee stock ownership plan. Each continuing employee with sufficient CNB Financial service credit to satisfy the United Bank 401(k) plan eligibility service requirement who has also attained the requisite plan participation age will be eligible to participate in the United Bank 401(k) plan at the effective time of the merger. Each continuing employee with sufficient CNB Financial service credit to satisfy the United Bank employee stock ownership plan eligibility service requirement who has also attained the requisite plan participation age will be eligible to participate in the United Bank employee stock ownership plan at the effective time of the merger.

For continuing employees covered under an employer provided health or welfare benefit plan, United Financial at its election will either (1) cause such continuing employee to participate in the comparable plan maintained by United Financial on the same basis as other similarly situated United Financial employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees will not apply to a continuing employee or their covered dependents who were covered under a similar CNB Financial plan at the effective time of the merger; or (2) cause the plan maintained by CNB Financial to continue to be maintained for the benefit of the continuing employee.

Each employee of CNB Financial or a subsidiary who has been employed by CNB Financial or a subsidiary for twelve months before the effective time of the merger, except any employee who is a party to a change in control agreement with CNB Financial or a subsidiary, will be entitled upon an involuntary termination of employment (other than for “just cause”) occurring at the effective time of the merger or within one year following the effective time of the merger, to a severance payment equal to two weeks of base salary for each full year of service with CNB Financial or a subsidiary with a minimum of four weeks pay and a maximum of 26 weeks pay. Additionally, United Financial will provide customary outplacement services to all employees of CNB Financial, including executive officers, whose employment is terminated in connection with the merger.

Employees of CNB Financial or a subsidiary shall be eligible to receive a “retention” bonus from CNB Financial (or the applicable subsidiary) as determined by the board of directors of CNB Financial (with the approval of the Chief Executive Officer of United Financial) if such employee remains an employee of CNB Financial (or the applicable subsidiary) until the date the systems conversion occurs (or such other date established or adjusted by United Financial not to exceed 45 days following the date the system conversion occurs) or is terminated before the date of the systems conversion, but after the effective time of the merger, and satisfactorily fulfills the duties and responsibilities of the position of such employee of CNB Financial (or the applicable subsidiary) through the employee’s termination date.

Operations of United Financial after the Merger

After the merger of United Bank and Commonwealth National Bank, the former offices of Commonwealth National Bank will operate as branch offices of United Bank under the name “United Bank.”

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place within 30 days following the date on which all of the conditions to the merger contained in the merger agreement are satisfied or waived. See “—Conditions to Completion of the Merger.” On the closing date, United Financial will file a certificate of merger with the Maryland State Department of Assessments and Taxation and articles of merger with the Massachusetts Secretary of the Commonwealth merging CNB Financial into United Financial. The merger will become effective at the time stated in the certificate and articles of merger.

United Financial and CNB Financial are working to complete the merger quickly. It is currently expected that the merger will be completed in the fourth calendar quarter of 2009. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

United Financial’s and CNB Financial’s obligations to consummate the merger are conditioned on the following:

•	approval of the merger agreement by CNB Financial shareholders;

•	receipt of all required regulatory approvals, without any materially adverse conditions and the expiration of all statutory waiting periods;

•

no party to the merger being subject to any order, decree or injunction that prohibits consummating the merger or the bank merger, no governmental entity having instituted any proceeding to prohibit the consummation of the merger or the bank merger and the absence of statute, rule or regulation that prohibits or makes illegal consummation of the merger;

•

the registration statement of which this proxy statement/prospectus forms a part being declared effective by the Securities and Exchange Commission, the absence of any pending or threatened proceeding by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the receipt of all required state “blue sky” approvals;

•

receipt by each party of opinions from their respective tax counsels to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

receipt by each party of all consents and approvals from third parties (other than those required from government agencies) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on United Financial after completion of the merger;

•

the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the date of the merger agreement and as of the closing date, and receipt of a certificate signed by the other party’s chief executive officer to that effect; and

•	to the extent required, the shares of United Financial common stock issuable pursuant to the merger shall have been approved for listing on the Nasdaq Global Select Market.

United Financial and CNB Financial cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of CNB Financial Business Before the Merger

CNB Financial has agreed that, until completion of the merger and unless permitted by United Financial, neither it nor its subsidiaries will:

General Business

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

•	fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

•	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

Indebtedness

•

incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (a) the creation of deposit liabilities in the ordinary course of business consistent with past practice and consistent with other limitations on deposit generation contained in the merger agreement and (b) advances from the Federal Home Loan Bank of Boston with a maturity of not more than one year;

•	prepay any indebtedness or other similar arrangements so as to cause CNB Financial to incur any prepayment penalty thereunder;

Capital Stock

•	adjust, split, combine or reclassify any capital stock;

•	make, declare or pay any dividend or any other distribution on its capital stock;

•	grant any stock appreciation rights or grant any third party any right to acquire any shares of its capital stock;

•

issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock except pursuant to the exercise of outstanding stock options or warrants;

•

except in connection with the exercise of outstanding stock options or withholdings for taxes under any of the CNB Financial stock-based incentive plans, redeem, purchase or otherwise acquire any shares of its capital stock;

Dispositions

•

dispose of any of its material assets or cancel, release or assign any indebtedness, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement;

Investments

•	except pursuant to contracts or agreements in force at the date of or permitted by the merger agreement, make any equity investment or purchase of any property or assets;

Contracts

•

enter into, renew, amend or terminate any contract, plan or agreement, or make any change in any of its leases or contracts, other than with respect to those involving the payment of less than $10,000 per year and those specifically permitted by the merger agreement;

Loans

•

except as provided below, renegotiate, renew, increase, extend or modify any loan, lease, credit equivalent, advance (other than existing approved commitments or lines of credit), credit enhancement or other extension of credit, except: (a) for renegotiations, renewals, increases, extensions or modifications not required to be approved by the executive committee of the board of directors of Commonwealth National Bank pursuant to existing loan policies with notification in reasonable detail to United Financial for credits exceeding $500,000 with respect to any individual borrower; or (b) for renegotiations, renewals, increases, extensions or modifications required to be approved by the executive committee of the board of directors of Commonwealth National Bank pursuant to existing loan policies, only if approved by the executive committee of the board of directors of Commonwealth National Bank in accordance with such policies; provided; however, that no loan, lease (credit equivalent), advance, credit enhancement or other extension of credit will be eligible for approval by the executive committee of the board of directors if the United Financial designee objects in writing; provided that such designee must attend the executive committee meeting in which the credit is presented and discuss concerns related to the approval and suggest appropriate and reasonable scenarios to approve, mitigate or work through said credit;

•

with regard to any loan, lease, advance, credit enhancement or other extension of credit to any borrower that is in default of any loan or other agreement with CNB Financial or any of its subsidiaries, or to any borrower with respect to any loan or asset that is rated “6” or worse pursuant to the loan and asset grading policies and procedures of CNB Financial or any of its subsidiaries, or to any affiliate of any such person, renegotiate, renew, increase, extend or modify any loan, lease (credit equivalent), advance (other than existing approved commitments or lines of credit), credit enhancement or other extension of credit, except for renegotiations, renewals, increases, extensions or modifications that: (a) United Financial provides prior written consent of United Financial, which consent shall not be unreasonably withheld; and (b) the executive committee of the board of directors of Commonwealth National Bank approves in accordance with its written loan policies;

•

make or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, except (a) in conformity with existing lending practices in amounts not to exceed $500,000 with respect to any individual borrower, or (b) loans or advances as to which CNB Financial has a binding obligation to make such loans; or

•

except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of CNB Financial or Commonwealth National Bank, other than renewals of existing loans or commitments to loan;

Employees

•

increase the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect;

•	pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

•	become a party to, amend or commit itself to any benefit plan or employment, change in control or severance agreement;

•	voluntarily accelerate the vesting or the lapsing of restrictions with respect to any stock options or other stock-based compensation;

•

except for a new principal financial and/or accounting officer pursuant to such terms and conditions, including compensation amounts, as agreed to by United Financial, elect any senior executive officer or director;

•	hire any employee with annual compensation in excess of $30,000;

Legal

•	settle any claim, against it for more than $20,000 or impose any material restriction on its operations or the operations of any of its subsidiaries;

Governing Documents

•	amend its articles of organization or bylaws;

Investments

•

restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified; or

•

make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

Tax

•	knowingly take action that would prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

Capital Expenditures

•

make any capital expenditures other than pursuant to binding commitments existing on the date of the merger agreement and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

Branches

•	establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

Representations and Warranties

•

take any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect or in the conditions to the merger not being satisfied or in violation of any provision of the merger agreement;

Accounting

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or regulatory guidelines;

Deposits

•

implement or adopt any change in its policies or practices with respect to deposit liabilities, or incur or create any deposit liabilities with terms of greater than one year, except for rolling over or renewing any existing deposit liability with a term of greater than one year on terms and conditions consistent with prevailing market rates and conditions; or

Other Agreements

•	agree to take, commit to take or adopt any resolutions in support of any of the foregoing actions.

Conduct of United Financial Business Before the Merger

United Financial has agreed that, until completion of the merger and unless permitted by CNB Financial, neither it nor its subsidiaries will:

•	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

•

take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect or in the conditions to the merger not being satisfied or in violation of any provision of the merger agreement;

•	knowingly take action that would prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

•

enter into any material definitive merger agreement, purchase and assumption agreement or similar document involving United Financial or any of its subsidiaries with respect to the acquisition of any other insured depository institution, without the prior notification by written, oral or electronic means to the Chairman of the board of directors of CNB Financial;

•

issue any additional shares of United Financial common stock or any securities convertible into United Financial common stock, except for existing and future grants under United Financial’s stock-based benefit plans, without the prior notification by written, oral or electronic means to the Chairman of the board of directors of CNB Financial; or

•	agree to take, commit to take or adopt any resolutions in support of any of the foregoing actions.

Covenants of CNB Financial and United Financial in the Merger Agreement

Agreement Not to Solicit Other Proposals. CNB Financial and its officers, directors, employees and representatives have agreed not to: (1) solicit, initiate, encourage or facilitate any acquisition proposal by a third party; (2) participate in discussions or negotiations regarding an acquisition proposal; (3) enter into any agreement requiring it to abandon or terminate the merger agreement with United Financial; (4) except as to employees who are not executive officers, make any public statement critical of United Financial, its board of directors, its management or the merger; or (5) except as to employees who are not executive officers, join with or assist any person or entity in opposing the merger. An acquisition proposal includes the following:

•	any merger, consolidation, share exchange, business combination, or other similar transaction involving CNB Financial or any of its subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of CNB Financial’s consolidated assets in a single transaction or series of transactions;

•	any tender offer or exchange offer for 25% or more of the outstanding shares of CNB Financial’s capital stock; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

Despite the agreement of CNB Financial not to solicit other acquisition proposals, CNB Financial may generally negotiate or have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide acquisition proposal, provided that the CNB Financial board of directors:

•

after consultation with and receipt of advice from outside legal counsel, in good faith deems such action to be necessary for the proper discharge of its fiduciary duties to CNB Financial shareholders under applicable law; and

•

(1) after consultation with its outside legal counsel and its financial advisor, determines in good faith that the transaction presented by such unsolicited acquisition proposal, taking into account all legal, financial and regulatory aspects of the proposal, the person making the proposal and the prospects and interests of CNB Financial and its shareholders, is a more favorable transaction than the transactions contemplated by the merger agreement with United Financial; (2) is not conditioned on obtaining financing; (3) is for all of CNB Financial’s common stock; and (4) is, in the written opinion of CNB Financial’s financial advisor, more favorable to CNB Financial shareholders from a financial point of view than the transactions contemplated by the merger agreement with United Financial (a “superior proposal”).

If CNB Financial receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, CNB Financial must immediately notify United Financial and provide United Financial with information about the third party and its proposal.

Certain Other Covenants. The merger agreement also contains other agreements relating to the conduct of United Financial and CNB Financial before consummation of the merger, including the following:

•	each party will give the other party reasonable access during normal business hours to its property, books, records and personnel and furnish all information the other party may reasonably request;

•

CNB Financial will promptly provide United Financial with a copy of all documents filed with its banking regulators, each management report provided to its board of directors and each public press release;

•	United Financial will promptly provide CNB Financial with a copy of each periodic report filed with the Securities and Exchange Commission and each call report filed with bank regulators;

•	CNB Financial will meet with United Financial on a regular basis to discuss and plan for the conversion of CNB Financial’s data processing and related electronic information systems;

•

CNB Financial will invite a non-voting designee of United Financial to attend all regular and special meetings of the board of directors of CNB Financial and Commonwealth National Bank, and all meetings of board committees and all regular and special meetings of any senior management committee (including but not limited to the executive committee and the loan and discount committee of Commonwealth National Bank) of CNB Financial or Commonwealth National Bank except that United Financial’s designee will not attend sessions of board and committees during which there is being discussed: (1) matters involving the merger agreement; (2) information or material that CNB Financial or Commonwealth National Bank is required to maintain as confidential under applicable laws or regulations or policies or procedures of CNB Financial or Commonwealth National Bank; or (3) pending or threatened litigation or investigations if, on the advice of counsel to CNB Financial, the presence of such designee would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed;

•	each party shall cause to be prepared and filed all applications and filings with the regulatory authorities to obtain the necessary approvals to consummate the merger;

•	United Financial and CNB Financial will use their reasonable best efforts to obtain all third party consents to complete the merger and related transactions;

•	CNB Financial will take any necessary action to exempt United Financial and this transaction from any anti-takeover provisions contained in CNB Financial’s articles of organization;

•	United Financial and CNB Financial will consult each other before issuing any press release or otherwise making public statements with respect to the merger;

•	United Financial and CNB Financial will use all reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the merger agreement;

•

CNB Financial will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement. The CNB Financial board of directors will each recommend at its shareholder meeting that the shareholders vote to approve the merger and will use its reasonable best efforts to solicit shareholder approval. However, the CNB Financial board of directors may change or withdrawal its recommendation if: (1) CNB Financial has properly called its meeting of shareholders; (2) has received a superior proposal; and (3) CNB Financial’s board of directors, after consultation with and based on the advice of counsel, determines, in good faith, that making such a recommendation would result in a violation of its fiduciary duties under applicable law;

•

as promptly as reasonably practicable following the date of the merger agreement, United Financial will file a registration statement with the Securities and Exchange Commission to register the shares of United Financial common stock in the merger to be issued by CNB Financial shareholders;

•	United Financial will take any action required to be taken under any applicable state securities laws in connection with the merger;

•

United Financial will notify the Nasdaq Global Select Market of the additional shares of United Financial common stock to be issued by United Financial in exchange for the shares of CNB Financial common stock;

•	each party will give prompt notice to the other of any material contract defaults or any event that is reasonably likely to result in a material adverse effect;

•	each party will give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is required in connection with the merger;

•

United Financial will take all steps required to cause any acquisitions of United Financial common stock in the merger subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	United Financial will take all action necessary to appoint one member of CNB Financial’s board of directors to each of the boards of directors of United Financial and United Bank;

•	at the effective time of the merger, United Financial will have sufficient funds available to pay the aggregate cash consideration for the merger;

•

CNB Financial will obtain all necessary waivers, consents, approvals and authorizations that may be required under any agreement by which any of its assets may be bound, including any CNB Financial loan participation agreement or lease; and

•

United Financial agrees to pay the termination fee to Berkshire Hills Bancorp, Inc. on behalf of CNB Financial. Such fee was paid on June 25, 2009. If the merger agreement is terminated under certain circumstances, then CNB Financial will reimburse United Financial for the fee paid to Berkshire Hills Bancorp.

Representations and Warranties Made by CNB Financial and United Financial in the Merger Agreement

CNB Financial and United Financial have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. For information on these representations and warranties, please refer to the merger agreement attached as Annex A. The representations and warranties must be true in all material respects through the completion of the merger unless the change does not have a material negative impact on the parties’ business, financial condition or results of operations. See “—Conditions to Completing the Merger.” Under the merger agreement, such a condition would occur if either (1) the level of CNB Financial’s non-performing assets equaled or exceeded $8.0 million as of the end of the month preceding the closing of the merger or (2) CNB Financial incurred net loan charge-offs in excess of $4.0 million subsequent to December 31, 2008.

The representations and warranties contained in the merger agreement were made only for purposes of such merger agreement and are made as of specific dates, were solely for the benefit of the parties to such merger agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made to allocate risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Terminating the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, as follows:

•	by the written mutual consent of United Financial and CNB Financial;

•

by either party, if the shareholders of CNB Financial fail to approve the merger agreement (provided that CNB Financial will only be entitled to terminate for this reason if it has complied with its obligations under the merger agreement with respect to its shareholder meeting);

•

by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits consummation of the merger of the transactions contemplated by the merger agreement;

•

by either party, if the merger is not consummated by January 31, 2010, unless failure to complete the merger by that time is due to a failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement;

•

by either party, if the other party materially breaches any covenant or agreement contained in the merger agreement that has not been cured within 30 days following written notice to the party in default;

•

by United Financial, if CNB Financial materially breaches its agreements regarding the solicitation of other acquisition proposals or the submission of the merger agreement to shareholders, or if the board of directors of CNB Financial does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to United Financial.

Termination Fee

The merger agreement requires CNB Financial to pay United Financial a fee of $1,227,000 if the merger agreement is terminated in certain circumstances that involve a competing offer.

Specifically, CNB Financial must pay the termination fee if United Financial terminates the merger agreement as a result of a breach by CNB Financial of its covenant regarding the solicitation of competing offers or its obligation to call a shareholder meeting or if CNB Financial’s board of directors fails to recommend approval of the merger or upon the withdrawal, qualification or revision of its recommendation to approve the merger.

If (a) either party terminates the merger agreement as a result of the failure of CNB Financial’s shareholders to approve the merger or (b) United Financial terminates the merger agreement because of a willful breach of CNB Financial of any representation, warranty, covenant or agreement under the merger agreement and, in either case, an acquisition proposal from a third party has been publicly announced or communicated before the shareholders meeting, then CNB Financial shall pay one-third of the termination fee immediately and, if within 12 months CNB Financial enters into a definitive agreement or consummates a transaction, then CNB Financial must pay the remainder of the termination fee. Under no circumstances will CNB Financial be required to pay more than $1,227,000 in the aggregate under the termination fee provisions.

If circumstances exist requiring a termination fee to be paid to United Financial or if United Financial is unable to obtain regulatory approval for reasons primarily attributable to CNB Financial, then CNB Financial will reimburse United Financial for its payment to Berkshire Hills Bancorp of a $970,000 termination fee.

Expenses

Each of CNB Financial and United Financial will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Merger Agreement

Before the completion of the merger, CNB Financial and United Financial may agree to waive, amend or modify any provision of the merger agreement. However, after the shareholders meeting, no amendment or modification to the merger agreement can be made that would reduce the amount or alter the kind of consideration to be received by CNB Financial’s shareholders under the terms of the merger.

Legal Representation

Kilpatrick Stockton, LLP, the law firm representing CNB Financial in the merger has been retained by United Financial and United Bank to represent them with regard to regulatory, corporate, securities and employee benefits matters on an ongoing basis. CNB Financial and United Financial consented to such representation provided that: (1) Kilpatrick Stockton’s representation of United Financial and United Bank will exclude all matters relating to the merger with CNB Financial and Commonwealth National Bank; (2) United Financial and United Bank will continue to be represented by separate counsel on all matters related to the merger; and (3) those individuals at Kilpatrick Stockton with primary responsibility for the historic and/or merger-related representation of CNB Financial or Commonwealth National Bank will not work on any United Financial or United Bank matter until after consummation of the merger.

PRO FORMA FINANCIAL DATA

(AMOUNTS IN THOUSANDS)

The following unaudited condensed pro forma financial data and explanatory footnotes show information about United Financial’s financial position and operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma information in this proxy statement/prospectus. The unaudited condensed pro forma financial data sets forth the information as if the merger had become effective on June 30, 2009, with respect to financial condition data, and at the beginning of the periods presented, with respect to operations data. The unaudited condensed pro forma financial data in the tables assume that the merger is accounted for using the acquisition method of accounting. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto of United Financial and CNB Financial that are included in this document.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited condensed pro forma financial data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 Revised (SFAS 141R), which replaced SFAS 141, “Business Combinations,” for periods beginning on or after December 15, 2008, but retains the fundamental requirements in SFAS 141, that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.

SFAS 141R revises the definition of the acquisition date as the date the acquirer obtains control of the acquiree. This is typically the closing date, and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer’s equity instruments will be measured at the acquisition date, rather than an earlier measurement date as was required under SFAS 141 and EITF 99-12. Under SFAS 141R all loans are transferred at fair value, including adjustments for credit, and no allowance for loan losses is carried over and recognized by the acquirer. Transaction costs are excluded from the acquisition accounting. They are instead accounted for under other generally accepted accounting principles, which may mean the costs are expensed as incurred (e.g., due diligence costs), or, to the extent applicable, treated as a cost of issuing equity securities.

SFAS 141R also retains the guidance in SFAS 141 for identifying and recognizing intangible assets separately from goodwill. However, SFAS 141R’s scope is broader than that of SFAS 141, which was applied to only business combinations in which control was obtained by transferring consideration. The requirements of SFAS 141R were applied in arriving at the unaudited pro forma results in the tables provided below.

The acquisition method of accounting requires that all of CNB Financial’s assets and liabilities be adjusted to their fair market values as of the date of acquisition. For purposes of the unaudited pro forma financial statements, fair market value of assets and liabilities at June 30, 2009 has been estimated by management of United Financial and CNB Financial using market information available on June 30, 2009. Accordingly, these adjustments are only approximations. This information may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be obtained in the future. Upon completion of the merger, United Financial will make adjustments as of the date of consummation based on appraisals and estimates. As a result, the final adjustments may be materially different from the unaudited pro forma adjustments used in preparing the unaudited condensed pro forma financial data presented in this proxy statement/prospectus.

Pro forma per share amounts for the combined company are based on the exchange ratio of 0.8257 set forth in the merger agreement.

Unaudited Combined Condensed Pro Forma Statement of Financial Condition

As of June 30, 2009(1)

(In Thousands)

	UBNK Historical	CNB Historical	Pro Forma Adjustments Inc. (Dec.)		Pro Forma Combined
ASSETS
Cash and cash equivalents	$23,101	$4,854	$(728	)(11)	$27,227
Short-term investments	1,086	—	—		1,086
Investment securities	281,065	34,436	(82	)(2)	315,419
Loans receivable, net	859,618	237,979	(3,800	)(3)	1,093,797
Other real estate owned	644	879	—		1,523
Accrued interest receivable	4,409	881	—		5,290
Deferred tax asset, net	11,376	1,939	1,342	(4)	14,657
Stock in the Federal Home Loan Bank of Boston	12,223	3,143	—		15,366
Banking premises and equipment, net	14,171	1,974	77	(5)	16,222
Bank-owned life insurance	27,790	—	—		27,790
Goodwill	—	—	8,838	(6)	8,838
Other assets	3,183	1,355	—		4,538

Total assets	$1,238,666	$287,440	$5,647		$1,531,753

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$815,549	$186,419	$828	(7)	$1,002,796
Federal Home Loan Bank of Boston advances	161,105	62,650	14,944	(8)	238,699
Repurchase agreements	33,146	8,926	—		42,072
Subordinated debentures	—	7,732	(3,617	)(9)	4,115
Accrued expenses and other liabilities	15,251	1,684	—		16,935

Total liabilities	1,025,051	267,411	12,155		1,304,617

Stockholders’ equity
Preferred stock	—	—	—		—
Common stock	178	2,283	(2,274	)(6)	187
Paid-in capital	165,759	20,526	(3,804	)(6)(11)	182,481
Retained earnings	76,754	(3,210)	—		73,544
Unearned compensation	(11,786)	—	—		(11,786)
Treasury stock, at cost	(20,530)	—	—		(20,530)
Accumulated other comprehensive income, net of taxes	3,240	430	(430	)(10)	3,240

Total stockholders’ equity	213,615	20,029	(6,508)		227,136

Total liabilities and stockholders’ equity	$1,238,666	$287,440	$5,647		$1,531,753

	UBNK Historical	CNB Historical			Pro Forma Combined
CAPITAL RATIOS (bank only)
Tier I (Core) Capital Ratio	13.08%	8.25%			11.12%
Tier I risk-based capital	18.20%	10.22%			15.14%
Total risk-based capital	19.22%	11.47%			15.94%

(1)

Assumes that the acquisition of CNB Financial was completed at June 30, 2009 utilizing the acquisition method of accounting. Estimated fair value adjustments for investment securities, loans, premises and equipment, time deposits and borrowed funds were determined by the management of United Financial and CNB Financial. The resulting premiums and discounts for purposes of unaudited condensed pro forma financial data, where appropriate, are being amortized and accreted into income as more fully described in the notes below. Actual fair value adjustments, where appropriate, will be determined as of the merger completion date and will be amortized and accreted into income.

Certain reclassifications have been made to CNB Financial’s historical financial information in order to conform to United Financial’s financial information.

(2)	Reflects the difference between fair values and net carrying values of investment securities.
(3)	Calculated to reflect the fair value adjustments on loans of ($6,932), net of elimination of CNB Financial’s allowance for loan losses of $3,132.
(4)	Using an assumed tax rate of 41%, deferred tax assets amounted to $1,342 for the acquisition accounting adjustments.
(5)	Reflects the difference between fair values and net carrying values of premises and equipment acquired in the acquisition.
(6)	Calculated to reflect the acquisition accounting adjustments related to the acquisition of CNB Financial. The consideration paid to acquire CNB Financial consists of 50% stock and 50% cash, with United Financial issuing 942,622 shares of its common stock based upon the fixed exchange rate of 0.8257 established in the Agreement and Plan of Merger dated June 25, 2009 and 2,283,208 common shares of CNB Financial outstanding at June 30, 2009. The value of United Financial’s common stock to be issued is based upon the closing stock price of $13.82 as of June 30, 2009. Acquisition accounting adjustments assume that CNB Financial’s equity is eliminated and the purchase price, goodwill and intangible assets are reflected on the financial statements of United Financial pursuant to the application of acquisition accounting (amounts in thousands).

	Note
Value of United Financial’s common stock to be issued		$13,027
Cash consideration (including cash paid for in-the-money options and warrants)		12,682
Estimated fair value of out-of-the-money options (all vested)		494

Cost to acquire CNB Financial		$26,203

CNB Financial net assets at fair value:
CNB Financial stockholders’ equity		$20,029
Less: incremental CNB Financial transaction costs		(728)

CNB Financial’s tangible common stockholders’ equity		$19,301

Fair value adjustments:
Investment securities	2	(82)
Loans	3	(3,800)
Premises and equipment	5	77
Time deposits	7	(828)
Borrowed funds	8	(2,262)
Subordinated debentures	9	3,617

Fair value adjustments		(3,278)
Tax effect of fair value adjustments(*)	4	1,342

Total adjustment to net assets acquired		(1,936)

Adjusted net assets acquired		17,365

Estimated goodwill		$8,838

(*)	Assumed effective tax rate of 41%

Based on a preliminary assessment, management estimates the value of the core deposit intangible asset to be zero.

(7)	Fair value adjustment to reflect the difference between existing cost of funds and market rates as of June 30, 2009 for time deposits acquired in the acquisition using present value analysis. Cash flow was discounted to present value using market rates for similar deposits. The fair value adjustment is the aggregate present value of the difference.
(8)	Fair value adjustments reflect the difference between existing cost of borrowings and market rates as of June 30, 2009 for advances from the Federal Home Loan Bank of Boston acquired in the acquisition using present value analysis. Cash flow for each month was calculated as the difference between projected interest costs of the remaining borrowings and hypothetical costs using current market rates based on advances from the Federal Home Loan Bank of Boston. Cash flow was discounted to present value using market rates. The resulting yield adjustment of $2,262 represents the aggregate present value of the difference. This amount also reflects incremental borrowings of $12,682 to finance the cash portion of the merger consideration.
(9)	Reflects the difference between the fair value and net carrying value of the subordinated debentures.
(10)	Elimination of CNB Financial’s accumulated other comprehensive income.
(11)	To record estimated incremental CNB Financial transaction costs.

Unaudited Combined Condensed Pro Forma Statement of Operations

For the Year Ended December 31, 2008(1)

	UBNK Historical	CNB Historical	Pro Forma Adjustments Inc. (Dec.)		Pro Forma Combined
Interest and dividend income:
Loans	$50,175	$14,822	$(657	)(2)	$64,340
Investments	14,109	2,909	15	(2)	17,033
Other interest-earning assets	530	—	—		530

Total interest and dividend income	64,814	17,731	(642)		81,903

Interest expense
Deposits	17,831	5,050	(828	)(2)	22,053
Borrowings	7,172	2,796	(404	)(2)(3)	9,564

Total interest expense	25,003	7,846	(1,232)		31,617

Net interest income before provision for loan losses	39,811	9,885	591		50,287
Provision for loan losses	1,846	1,359	—		3,205

Net interest income before provision for loan losses	37,965	8,526	591		47,082

Non-interest income:
Fee income on depositors’ accounts	4,638	232	—		4,870
Impairment charges on securities	(1,377)	(3,018)	—		(4,395)
Net gain on sale of securities	23	238	—		261
Wealth management income	799	—	—		799
Income from bank-owned life insurance	357	—	—		357
Other income	780	255	—		1,035

Total non-interest income	5,220	(2,293)	—		2,927

Non-interest expense:
Salaries and benefits	17,359	4,786	—		22,145
Occupancy expenses	2,327	1,295	3	(2)	3,625
Marketing expenses	1,440	190	—		1,630
Data processing expenses	3,190	550	—		3,740
Professional fees	1,679	932	—		2,611
Merger related expenses	—	—	—	(4)	—
FDIC insurance assessment	511	156	—		667
Other expenses	4,184	761	—		4,945

Total non-interest expense	30,690	8,670	3		39,363

Income (loss) before taxes	12,495	(2,437)	588		10,646

Income tax expense (benefit)	5,197	(870)	243	(2)	4,570

Net income (loss)	$7,298	$(1,567)	$345		$6,076

Earnings (loss) per share:
Basic	$0.45	$(0.69)			$0.36
Diluted	$0.45	$(0.69)			$0.36

Weighted average shares outstanding
Basic	16,043,727	2,283,208	(1,340,586)		16,986,349	(5)
Diluted	16,126,561	2,283,208	(1,340,586)		17,069,183	(5)

Unaudited Combined Condensed Pro Forma Statement of Operations

For the Six Months Ended June 30, 2009(1)

(In Thousands)

	UBNK Historical	CNB Historical	Pro Forma Adjustments Inc. (Dec.)		Pro Forma Combined
Interest and dividend income:
Loans	$23,772	$7,222	$(328	)(2)	$30,666
Investments	7,261	996	8	(2)	8,265
Other interest-earning assets	17	—	—		17

Total interest and dividend income	31,050	8,218	(321)		38,947

Interest expense
Deposits	7,469	1,810	(690	)(2)	8,589
Borrowings	3,883	1,195	(202	)(2)(3)	4,876

Total interest expense	11,352	3,005	(892)		13,465

Net interest income before provision for loan losses	19,698	5,213	571		25,482
Provision for loan losses	1,215	300	—		1,515

Net interest income before provision for loan losses	18,483	4,913	571		23,967

Non-interest income:
Fee income on depositors’ accounts	2,269	121	—		2,390
Impairment charges on securities	363	—	—		363
Net gain on sale of securities	461	108	—		569
Wealth management income	344	—	—		344
Income from bank-owned life insurance	654	—	—		654
Other income	355	122	—		477

Total non-interest income	4,446	351	—		4,797

Non-interest expense:
Salaries and benefits	9,279	2,427	—		11,706
Occupancy expenses	1,306	693	1	(2)	2,000
Marketing expenses	756	75	—		831
Data processing expenses	1,641	312	—		1,953
Professional fees	718	466	—		1,184
Merger related expenses	1,161	355	(1,516	)(4)	—
FDIC insurance assessment	1,230	382	—		1,612
Other expenses	2,094	389	—		2,483

Total non-interest expense	18,185	5,099	(1,515)		21,769

Income before taxes	4,744	165	2,086		6,995

Income tax expense	2,061	54	370	(2)	2,485

Net income	$2,683	$111	$1,716		$4,510

Earnings per share:
Basic	$0.17	$0.05			$0.28
Diluted	$0.17	$0.05			$0.27

Weighted average shares outstanding
Basic	15,443,352	2,283,208	(1,340,586)		16,385,974	(5)
Diluted	15,457,191	2,283,208	(1,340,586)		16,399,813	(5)

(1)	Assumes that the acquisition of CNB Financial was completed as of the beginning of the period presented utilizing the acquisition method of accounting. Estimated fair value adjustments for investment securities, loans, premises and equipment, time deposits, borrowed funds and subordinated debentures were determined by the management of United Financial and CNB Financial. The resulting premiums and discounts for purposes of the unaudited condensed pro forma financial data, where appropriate, are being amortized and accreted into income as more fully described in the notes below. Actual fair value adjustments, where appropriate, will be determined as of the merger completion date and will be amortized and accreted into income.

Certain reclassifications have been made to CNB Financial’s historical financial information in order to conform to United Financial’s financial information.

(2)	The following table summarizes the estimated full year impact of the amortization (accretion) of the non-credit related acquisition accounting adjustments on the pro-forma statement of income (in thousands).

				Amortization (Accretion)
Category	Premium/ Discounts	Estimated Life in Years	Amortization (Accretion) Method	Year Ended December 31, 2008	Six Months Ended June 30, 2009
Investment securities	$(82)	5.4	SL	$(15)	$(8)
Loans	1,576	2.4	SL	657	328
Premises and equipment	77	30.0	SL	3	1
Time deposits	(828)	0.6	SL	(828)	(690)
Borrowed funds	(2,262)	2.3	SL	(969)	(485)
Subordinated debentures	3,617	26.7	SL	135	68

The straight line method was utilized in preparing the pro forma statement of income for amortizing and/or accreting the related acquisition accounting adjustments. United Financial has determined that this method approximates the level yield method that will be utilized for the merger for all adjustments.

The following table summarizes the estimated impact of the amortization/(accretion) of the acquisition accounting adjustments made in connection with the merger on United Financial’s results of operations for the following years assuming such transaction was effected on January 1, 2008 (in thousands).

For the Years Ended December 31,	Amortization of Intangibles	Amortization (Accretion)	Income Before Taxes
2008	$—	$(1,018)	$1,018
2009	—	$(190)	190
2010	—	$62	(62)
2011	—	$123	(123)
2012	—	$123	(123)
thereafter	—	$2,998	(2,998)

(3)	Attributable to FHLB advances with a term of 5 years and a rate of 3.39% required to fund cash portion of transaction.

(4)	Transaction costs associated with the merger are estimated to be $3,670, net of taxes. Pursuant to SFAS 141R, transaction costs are expensed as incurred. Through June 30, 2009, United Financial and CNB Financial have incurred transaction costs totaling $1,161 and $152, respectively which are not reflected in the pro forma income statement . For purposes of the pro forma statements of operations presented herein, the merger related transaction costs are considered to be non-recurring which are properly excluded therefrom. A summary of these costs is as follows (in thousands):

Professional fees	$1,585
Merger related compensation and benefits	980
Payment to terminate prior merger agreement	970
Facilities and systems	420
Other merger related expenses	315

Estimated pre-tax transaction costs	4,270
Less related tax benefit	600

Estimated transaction costs, net of taxes	$3,670

Professional fees include investment banking, legal and other professional fees and expenses associated with the merger transaction and are not tax deductible. Merger related compensation and benefits include employee severance, compensation arrangements, transitional staffing and related employee benefit expenses. Facilities and system costs include data processing contract and lease termination charges as well as equipment write-offs resulting from the consolidation of duplicate facilities. Other merger related expenses are associated with the integration of operations. The foregoing estimates may be refined subsequent to the completion of the merger.

(5)	Basic and diluted weighted average common shares outstanding were determined by adding the number of shares issuable to CNB Financial to United Financial’s historical weighted average basic and diluted outstanding common shares.

DESCRIPTION OF UNITED FINANCIAL CAPITAL STOCK

The following summary describes the material terms of United Financial’s capital stock and is subject to, and qualified by, United Financial’s articles of incorporation and bylaws and the Maryland General Corporation Law (“MGCL”). See “Where You Can Find More Information” as to how to obtain a copy of United Financial’s articles of incorporation and bylaws.

General

United Financial is authorized to issue 100,000,000 shares of common stock having a par value of $0.01 per share, and 50,000,000 shares of preferred stock having a par value of $0.01 per share. At [Record Date], [            ] shares of common stock were outstanding. At that date, no shares of preferred stock were outstanding.

Common Stock

Voting Rights. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of United Financial’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If United Financial issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

No Preemptive or Conversion Rights. Holders of the common stock of United Financial will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Dividends. United Financial may pay dividends up to an amount equal to the excess of United Financial capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and up to an amount that would not make United Financial insolvent, as and when declared by the United Financial board of directors. The holders of common stock of United Financial will be entitled to receive and share equally in dividends as may be declared by the United Financial board of directors out of funds legally available therefor. If United Financial issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Liquidation. In the event of liquidation, dissolution or winding up of United Financial, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of United Financial available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preferred Stock

Preferred stock may be issued with preferences and designations as United Financial’s board of directors may from time to time determine. United Financial’s board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Restrictions on Ownership

Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Transfer Agent and Registrar

The transfer agent and registrar for United Financial’s common stock is The Registrar and Transfer Company, Cranford, New Jersey.

COMPARISON OF RIGHTS OF SHAREHOLDERS

The rights of shareholders of United Financial are currently governed by United Financial’s articles of incorporation, bylaws and applicable provisions of the MGCL. The rights of shareholders of CNB Financial are currently governed by CNB Financial’s articles of organization, bylaws and applicable provisions of the Massachusetts Business Corporation Act. If the merger is completed, CNB Financial shareholders who receive United Financial common stock will become United Financial shareholders and their rights will likewise be governed by United Financial’s articles of incorporation and bylaws and the MGCL.

The following is a summary of the material differences between the rights of a CNB Financial shareholder and the rights of a United Financial shareholder. This summary is not a complete statement of the differences between the rights of CNB Financial shareholders and the rights of United Financial shareholders and is qualified in its entirety by reference to the governing law of each corporation and to the articles of incorporation, articles of organization and bylaws of each corporation. Copies of United Financial’s articles of incorporation and bylaws are available upon written request addressed to Terry J. Bennett, Secretary, United Financial Bancorp, Inc., 95 Elm Street, West Springfield, Massachusetts 01089. Copies of CNB Financial’s articles of organization and bylaws are available upon written request addressed to Christine Trifari, Secretary, CNB Financial, 33 Waldo Street, P.O. Box 830, Worcester, Massachusetts 01608.

Authorized Stock
United Financial	CNB Financial

•     The United Financial articles of incorporation authorize 150,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $0.01 par value, and 50,000,000 shares of preferred stock, $0.01 par value.

•     At [Record Date], there were [            ] shares of United Financial common stock outstanding.

•     As of [Record Date], there were no shares of United Financial preferred stock issued or outstanding.

•     The CNB Financial articles of organization authorize 11,000,000 shares of capital stock, consisting of 10,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of preferred stock, $1.00 par value.

•     At [Record Date], there were [            ] shares of CNB Financial common stock outstanding.

•     As of [Record Date], there were no shares of CNB Financial preferred stock issued or outstanding.

Voting Rights
United Financial	CNB Financial

•     The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.

•     Each share of common stock is entitled to one vote. Beneficial owners of 10% or more of the outstanding stock are subject to voting limitations.

•     Holders of common stock may not cumulate their votes for the election of directors.

•     The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.

•     Each share of common stock is entitled to one vote.

•     Holders of common stock may not cumulate their votes for the election of directors.

Required Vote for Authorization of Certain Actions
United Financial	CNB Financial

•     Maryland law requires a consolidation, merger, share exchange or transfer of assets in which United Financial is not the surviving entity to be approved by two-thirds of all the votes entitled to be cast on the matter.

• Massachusetts law requires the affirmative vote of two-thirds of shareholders entitled to vote to approve a merger or share exchange.

Dividends
United Financial	CNB Financial
• Holders of common stock are entitled, when declared by the United Financial board of directors, to receive dividends, subject to the rights of holders of preferred stock.	• Holders of common stock are entitled, when declared by the CNB Financial board of directors, to receive dividends, subject to the rights of holders of preferred stock.

Shareholders’ Meetings
United Financial	CNB Financial

•     United Financial must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than 10 days and no more than 90 days before the meeting to each shareholder entitled to vote.

•     Special meetings may be called by President, the board of directors, or at the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

•     For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 90 days before the meeting.

•     The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business at the annual meeting.

•     CNB Financial must deliver notice of an annual or special describing its purpose no fewer than 10 days and no more than 60 days before the meeting to each shareholder entitled to vote.

•     Special meetings may be called by the President, the board of directors or at the request of at least 10% of all votes entitled to be cast at such meeting.

•     For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 70 days before the meeting.

•     The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.

Shareholders’ Meetings
United Financial	CNB Financial

•      To nominate a director or propose new business, shareholders must give written notice to the Secretary of United Financial no later than the close of business on the 90th day before the anniversary date of the proxy statement relating to the preceding year’s annual meeting and not earlier than the close of business on the 120th day before the anniversary date of the date of the proxy statement relating to the preceding year’s annual meeting. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

•      CNB Financial must deliver notice of an annual or special meeting describing its purpose no fewer than 10 days and no more than 60 days before the meeting to each shareholder entitled to vote.

•      Special meetings may be called by the President, the board of directors or at the request of at least 10% of all votes entitled to be cast at such meeting.

•      For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 70 days before the meeting.

•      The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.

Action by Shareholders Without a Meeting
United Financial	CNB Financial

•      Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter.

•      Action taken at a shareholders’ meeting may be taken without a meeting if the action is taken either: (1) by all shareholders entitled to vote on the action; or (2) by shareholders having not less than the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting.

Board of Directors
United Financial	CNB Financial

•      The number of directors constituting the board shall initially be 9, and may be increased or decreased by vote of the board of directors.

•      The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.

•      Vacancies on the board of directors will be filled by a vote of a two-thirds of the remaining directors.

•      Directors may be removed only for cause by the vote of 80% of the outstanding shares entitled to vote at an annual or special meeting called for that purpose.

•      The bylaws provide that the number of directors shall be set by a resolution of the shareholders and may be increased or decreased by the board of directors, but shall not be below 5 or exceed 25.

•      The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.

•      Vacancies on the board of directors will be filled by a majority vote of the remaining directors.

•      The shareholders may remove one or more directors with or without cause. A director may be removed for cause by the directors by vote of a majority of directors then in office.

Amendment of the Bylaws
United Financial	CNB Financial
• The bylaws may be amended or repealed either by the approval of a majority of the board of directors or by the vote of 80% of the outstanding shares entitled to vote.

•     The power to amend bylaws shall be in shareholders. The board of directors may also amend the bylaws except where the articles of organization or Massachusetts law requires shareholders to approve amendment.

Amendment of the Articles of Incorporation or Organization
United Financial	CNB Financial

•     The articles of incorporation may be amended or repealed upon approval of a two-thirds vote of the shares entitled to vote on the matter, except that the proposed amendment need only be approved by vote of a majority entitled to vote on the matter if the amendment is approved by the two-thirds of the board of directors; unless otherwise provided in the articles of incorporation or Maryland law.

• The articles of organization may be amended or repealed upon the affirmative vote of a two-thirds of the votes cast by the holders of shares entitled to vote.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

After completion of the merger, the board of directors of United Financial will consist of all the current directors of United Financial plus Paula A. Aiello. Ms. Aiello also will join the board of directors of United Bank. Ms. Aiello, age 46, is Chief Financial Officer and Vice President of Administration for Youth Opportunities Upheld, Inc. of Worcester, and serves on the audit, finance and investment committees for the organization. She is a member of the Massachusetts Society of Certified Public Accountants, the American Institute of Certified Public Accountants, and the Central Massachusetts Financial Executives Organization. Ms. Aiello received a BA in business administration from Bryant University. Ms. Aiello has been a member of the board of directors of CNB Financial and Commonwealth National Bank since July 2008 and serves on United Financial’s audit committee.

Information regarding the current directors and executive officers of United Financial, executive compensation and relationships and related transactions is included in this document.

Management

The existing executive officers of United Financial and United Bank will not change as a result of the merger.

Operations

While there can be no assurance as to the achievement of business and financial goals, United Financial currently expects to achieve cost savings equal to approximately 15% of CNB Financial’s current annualized non-interest expenses through the elimination of redundant senior management and back-office staffing and other operating efficiencies (such as the elimination of duplicative data processing services). United Financial expects to achieve most of these savings in the first full year following the merger. See “Caution About Forward-Looking Statements.”

INFORMATION ABOUT UNITED FINANCIAL

General

United Financial Bancorp, Inc.

United Financial, a Maryland corporation, is the holding company for United Bank. United Financial’s cash flow depends on earnings from its investment portfolio and any dividends received from United Bank. United Financial neither owns nor leases any property, but instead uses the premises, equipment and furniture of United Bank. At the present time, United Financial employs as officers only certain persons who are also officers of United Bank. However, United Financial uses the support staff of United Bank from time to time. These persons are not separately compensated by United Financial. United Financial may hire additional employees, as appropriate, to the extent it expands its business in the future.

United Financial’s executive offices are located at 95 Elm Street, West Springfield, Massachusetts, and its telephone number is 413-787-1700.

United Bank

United Bank is a federally chartered savings bank headquartered in West Springfield, Massachusetts. United Bank was originally founded in 1882, as a Massachusetts-chartered cooperative bank. Over the years, United Bank has grown through internal growth as well as through a series of five mutual-to-mutual business combinations that occurred between 1960 and 1994. In February 2004, United Bank completed its conversion to a federal savings bank and, in April 2004, reorganized into the two-tier mutual holding company structure. In 2007, United Bank reorganized into the stock holding company structure.

United Bank’s principal business consists of attracting retail deposits from the general public in the areas surrounding United Bank’s main office in West Springfield, Massachusetts and United Bank’s fifteen branch offices located in Agawam, Chicopee, East Longmeadow, Feeding Hills, Holyoke, Huntington, Indian Orchard, Longmeadow, Ludlow, Northampton, Springfield and Westfield, Massachusetts as well as United Bank’s Express Drive-Up branch in Northampton, Massachusetts. United Bank invests those deposits, together with funds generated from operations, in one- to four-family residential mortgage loans as well as in home equity loans and lines of credit, commercial real estate loans, construction loans, commercial and industrial loans, automobile loans, other consumer loans, and investment securities. United Bank originates loans almost exclusively for investment. Occasionally, United Bank will also enter into loan participations with other financial institutions. United Bank’s revenues are derived principally from interest on loans and securities. United Bank also generates revenues from fees and service charges and other income. United Bank emphasizes exceptional personal service for its customers. United Bank’s primary sources of funds are deposits, borrowings and principal and interest payments on loans and securities.

United Bank’s executive offices are located at 95 Elm Street, West Springfield, Massachusetts, and United Bank’s telephone number is 413-787-1700. United Bank’s website address is www.bankatunited.com. Information on United Bank’s website should not be considered a part of this document.

Market Area

United Bank is headquartered in West Springfield, Massachusetts. United Bank’s primary market area for generating deposits is concentrated in the communities surrounding United Bank’s main office. United Financial also maintains two financial services facilities that offer insurance and investment products and financial planning services; these facilities are located in West Springfield and Northampton. United Bank’s primary lending area is significantly broader than its deposit market area and includes all of Hampden and Hampshire Counties in Western Massachusetts and Northern Connecticut. At December 31, 2008, 93.1% of United Bank’s mortgage loan portfolio consisted of loans secured by real estate located in Hampden and Hampshire Counties, Massachusetts.

The city of West Springfield is largely suburban and is located in the Pioneer Valley near the intersection of U.S. Interstates 90 (the Massachusetts Turnpike) and 91. Interstate 90 is the major east-west highway that transverses Massachusetts. Interstate 91 is the major north-south highway that runs directly through the heart of New England. West Springfield is located approximately 90 miles west of Boston, Massachusetts, 70 miles southeast of Albany, New York and 30 miles north of Hartford, Connecticut. According to a recent census report, West Springfield’s estimated 2007 population was approximately 28,151 and the estimated 2007 population for Hampden and Hampshire Counties was 457,908 and 153,147, respectively. During the past seven years, the populations of Hampden and Hampshire Counties increased by 1.2% and 0.9%, respectively, while the population of the Commonwealth of Massachusetts increased by 1.1%. During the same period, the number of households in Hampden and Hampshire Counties changed by -0.1% and 1.7%, respectively.

Local Economy

The economy of United Bank’s primary market area has benefited from the presence of large employers such as the University of Massachusetts, Baystate Health System, Mass Mutual Financial Group, Big Y Supermarkets, Hasbro Games, Peter Pan Bus Lines, Friendly Ice Cream Corporation, Westover Air Force Base, Smith & Wesson, Yankee Candle, Verizon and Top-Flite Golf Company. Other employment and economic activity is provided by financial institutions, eight other colleges and universities, five other hospitals and a variety of wholesale and retail trade businesses. United Bank’s market area also enjoys a strong tourism business with attractions such as Six Flags amusement park, the Eastern States Exposition, called “New England’s Great

State Fair,” the Basketball Hall of Fame and several other notable cultural and recreational areas. According to recent census data, per capita and median household income for Hampden County was $23,762 and $45,834, respectively, in 2007, lower than the state of Massachusetts ($32,822 and $62,365) and the United States ($26,688 and $50,740).

United Bank’s local economy has been experiencing a slowdown during the past two years. The unemployment rate in Hampden County increased from 6.0% in December 2006 to 7.8% in December 2008, which is higher than the unemployment rates for Massachusetts as a whole (6.9%) and the United States (7.2%) Median home prices declined approximately 9% in Hampden County during 2008, less than the national average of almost 12%. Since 2006, real estate values have fallen approximately 15%, less than the 26% reported for the United States. Real estate transaction activity has also been negatively impacted, with the volume of total sales decreasing approximately 17% during 2008. Foreclosures rose in Hampden County during the period, from 0.7% of total homes in 2007 to 1.75% in 2008.

Competition

United Bank faces intense competition within United Bank’s market area both in making loans and attracting deposits. United Bank’s market area has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. Some of United Bank’s competitors offer products and services that United Bank currently does not offer, such as trust services and private banking. As of June 30, 2008, the latest date for which information is available, United Bank’s market share of deposits represented 9.02% and 1.28% of deposits in Hampden and Hampshire Counties, Massachusetts, respectively.

United Bank’s competition for loans and deposits comes principally from commercial banks, savings and co-operative institutions, mortgage banking firms and credit unions. United Bank faces additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies. United Bank’s primary focus is to build and develop profitable customer relationships across all lines of business while maintaining its role as a community bank.

Lending Activities

United Bank’s principal lending activities are the origination of first mortgage loans for the purchase or refinancing of one- to four-family residential real property, as well as the origination of home equity, commercial real estate and commercial and industrial loans. United Bank generally originates loans for investment purposes. No loans were held for sale at December 31, 2008 or 2007. One- to four-family residential real estate mortgage loans totaled $356.4 million, or 41.0% of United Bank’s total loan portfolio at December 31, 2008, and home equity loans and lines of credit totaled $120.7 million, or 13.9% of United Bank’s loan portfolio. In addition to real estate mortgage loans and home equity loans, United Bank also offers commercial real estate loans, construction loans, commercial and industrial loans, automobile loans and other consumer loans. At December 31, 2008, commercial real estate loans totaled $248.5 million, or 28.6% of United Bank’s loan portfolio, construction mortgage loans totaled $32.1 million, or 3.7% of its loan portfolio, commercial and industrial loans totaled $84.9 million, or 9.8% of its loan portfolio, and automobile loans totaled $17.3 million, or 2.0% of its loan portfolio. United Bank also originates other consumer loans, including secured and unsecured personal loans, manufactured home, motorcycle and motor home loans, boat loans and pool and spa loans. At December 31, 2008, such loans totaled $10.3 million, or 1.1% of United Bank’s loan portfolio, of which $8.6 million were manufactured home loans.

Loan Portfolio Composition. The following table sets forth the composition of United Bank’s loan portfolio by type of loan as of the dates indicated.

	At December 31,
	2008		2007		2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Types of loans:
Real estate loans:
One- to four-family	$356,428	40.95%	$339,470	41.16%	$319,108	41.87%	$285,236	44.86%	$256,134	44.62%
Commercial	248,457	28.55%	214,776	26.04%	175,564	23.04%	150,099	23.61%	137,787	24.00%
Construction(1)	32,082	3.69%	42,059	5.10%	54,759	7.19%	28,872	4.54%	29,836	5.20%
Home equity	120,724	13.87%	116,241	14.10%	112,739	14.79%	86,045	13.53%	74,700	13.01%
Commercial and industrial	84,919	9.76%	81,562	9.89%	69,762	9.15%	59,591	9.37%	56,291	9.81%
Automobile	17,332	1.99%	22,461	2.72%	24,456	3.21%	22,054	3.47%	17,460	3.04%
Consumer	10,334	1.19%	8,126	0.99%	5,725	0.75%	3,895	0.61%	1,862	0.32%

Total loans	$870,276	100.00%	$824,695	100.00%	$762,113	100.00%	$635,792	100.00%	$574,070	100.00%

Other items:
Net deferred loan costs and fees	2,395		2,136		1,285		1,148		923
Allowance for loan losses	(8,250)		(7,714)		(7,218)		(6,382)		(5,750)

Total loans, net	$864,421		$819,117		$756,180		$630,558		$569,243

(1)	Includes $30,161, $33,603, $41,256, $17,506 and $17,029 of commercial construction loans at December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of United Bank’s loan portfolio at December 31, 2008. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less.

	Residential		Commercial Real Estate		Construction		Home Equity		Commercial and Industrial		Automobile		Other Consumer		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Due during the years ending after December 31, 2008:
One year or less	$11,948	5.49%	$10,380	5.99%	$26,940	4.46%	$10,468	5.77%	$41,477	4.46%	$6,623	5.19%	$1,158	8.82%	$108,994	4.94%
More than one to three years	26,198	5.49%	21,840	6.03%	1,200	3.33%	17,334	5.91%	18,830	6.35%	8,747	5.40%	1,263	6.48%	95,412	5.84%
More than three to five years	27,921	5.48%	23,148	6.06%	1,814	7.00%	13,301	6.10%	9,947	6.47%	1,962	5.53%	894	7.38%	78,987	5.94%
More than five to ten years	69,493	5.49%	59,605	6.14%	—	0.00%	21,758	6.47%	5,742	6.80%	—	0.00%	2,292	8.05%	158,890	5.95%
More than ten to fifteen years	55,676	5.65%	60,831	6.24%	—	0.00%	16,616	5.75%	681	7.27%	—	0.00%	2,863	8.00%	136,667	5.98%
More than fifteen years	165,192	5.73%	72,653	6.27%	2,128	5.94%	41,247	4.29%	8,242	5.97%	—	0.00%	1,864	7.86%	291,326	5.68%

Total	$356,428	5.63%	$248,457	6.18%	$32,082	4.66%	$120,724	5.44%	$84,919	5.44%	$17,332	5.33%	$10,334	7.84%	$870,276	5.73%

The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at December 31, 2008 that are contractually due after December 31, 2009.

	Due After December 31, 2009
	Fixed	Adjustable	Total
	(In thousands)
Residential real estate	$307,455	$37,025	$344,480
Commercial real estate	108,593	129,484	238,077
Construction	3,819	1,323	5,142
Home equity	64,277	45,979	110,256
Commercial and industrial	32,079	11,363	43,442
Automobile	10,709	—	10,709
Consumer	9,176	—	9,176

Total loans	$536,108	$225,174	$761,282

One- to Four-Family Residential Mortgage Loans. United Bank’s primary lending activity consists of the origination of one- to four-family residential mortgage loans, substantially all of which are secured by properties located in United Bank’s primary market area. At December 31, 2008, $356.4 million, or 41.0% of United Bank’s loan portfolio, consisted of one- to four-family residential mortgage loans. United Bank retains in its portfolio substantially all loans that it originates. One- to four-family mortgage loan originations are generally obtained from United Bank’s in-house loan representatives, from existing or past customers, through advertising, and through referrals from local builders, real estate brokers and attorneys, and are underwritten pursuant to United Bank’s policies and standards. Generally, one- to four-family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. United Bank generally will not make loans with a loan-to-value ratio in excess of 95%. Further, United Bank generally limits the loan-to-value ratio to 70% on a cash-out refinance transaction.

Fixed-rate mortgage loans are originated for terms of up to 30 years. Generally, fixed-rate residential mortgage loans are underwritten according to Fannie Mae guidelines, policies and procedures. United Bank also offers adjustable-rate mortgage loans for one- to four-family properties, with an interest rate based on the weekly average yield on U.S. Treasuries adjusted to a constant maturity of one-year, which adjust either annually or every three years from the outset of the loan or which adjust annually after a five-, seven- or ten-year initial fixed-rate period. For the year ended December 31, 2008, United Bank originated $36.8 million of fixed rate one- to four-family residential loans and $10.1 million of adjustable-rate one- to four-family residential loans. United Bank’s adjustable-rate mortgage loans generally provide for maximum rate adjustments of 2% per adjustment, with a lifetime maximum adjustment up to 6%, regardless of the initial rate. United Bank’s adjustable-rate mortgage loans amortize over terms of up to 30 years.

Adjustable rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because as interest rates increase the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate also is limited by the maximum periodic and lifetime interest rate adjustments permitted by United Bank’s loan documents and, therefore, the effectiveness of adjustable-rate mortgage loans may be limited during periods of rapidly rising interest rates. At December 31, 2008, $37.8 million, or 10.6%, of United Bank’s one- to four-family residential mortgage loans had adjustable rates of interest.

In an effort to provide financing for low- and moderate-income home buyers, United Bank offers a variety of programs to qualified borrowers. These programs include Veterans Administration (VA), Federal Housing Administration (FHA), Massachusetts Housing Financing Agency (MHFA) and several other programs that United Bank has developed in-house. These loans are offered with fixed rates of interest, terms of up to 30 years and are secured by one-to four-family residential properties. All of these loans are originated using agency underwriting guidelines. These loans may be originated in amounts with loan-to-value ratios up to 100%. Private mortgage insurance is required for loans with loan-to-value ratios over 80%. United Bank also offers its own first-time homebuyer loans to qualified individuals. These loans are offered with terms of up to 30 years and fixed or adjustable rates of interest, which may be discounted, and the applicant may not be required to pay certain loan origination fees.

United Bank also offers its employees who satisfy certain criteria and United Bank’s general underwriting standards fixed- or adjustable rate loan products with reduced interest rates, and reduced application and loan origination fees. Employee and insider loans adhere to all other terms and conditions contained in the loan policy.

All residential mortgage loans that United Bank originates include “due-on-sale” clauses, which gives United Bank the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. Regulations limit the amount that a savings bank may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal of the property at the time the loan is originated. All borrowers are required to obtain title insurance for the benefit of United Bank. United Bank also requires homeowner’s insurance and fire and casualty insurance and, where circumstances warrant, flood insurance on properties securing real estate loans.

Commercial Real Estate Loans. United Bank originates commercial real estate loans that are generally secured by five or more unit apartment buildings, industrial properties and properties used for business purposes such as small office buildings, hotels, motels, recreational and retail facilities primarily located in United Bank’s primary market area. At December 31, 2008, commercial real estate mortgage loans totaled $248.5 million, or 28.6% of United Bank’s total loans. United Bank’s real estate underwriting policies provide that such loans may be made in amounts up to 85% of the appraised value of the property, though such loans are generally limited to 80% of the appraised value. In addition, these loans must comply with United Bank’s loan policy guidelines and with United Bank’s current loans-to-one borrower limit for these types of loans which is generally 15% of United Bank’s unimpaired capital and surplus which, at December 31, 2008, was $24.4 million. United Bank’s commercial real estate loans may be made with terms of up to 25 years and are offered with interest rates that are fixed or adjust periodically and are generally indexed to the prime rate as reported in The Wall Street Journal. In reaching a decision on whether to make a commercial real estate loan, United Bank considers the net operating income of the property, the borrower’s expertise and credit history, and the profitability of the underlying business and the value of the underlying property. In addition, with respect to real estate rental properties, United Bank will also consider the term of the lease and the credit quality of the tenants. United Bank generally requires that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2 times. Environmental surveys are generally required for commercial real estate loans. Generally, commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals.

A commercial borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. United Bank requires commercial borrowers to provide annually updated financial statements and federal tax returns. These requirements also apply to the individual principals of United Bank’s commercial borrowers when they are providing personal guarantees. United Bank also requires borrowers with rental investment property to provide us with an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable. The largest commercial real estate loan in United Bank’s portfolio at December 31, 2008 was a $6.7 million loan secured by property located in Northern Connecticut. This loan is part of United Bank’s largest commercial relationship of which $15.5 million was outstanding as of December 31, 2008, and comprised four loans to one real estate developer. All of the loans were performing in accordance with their terms at December 31, 2008.

Loans secured by commercial real estate, including multi-family properties, generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate often depend on the successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

Construction Loans. United Bank originates construction loans for the development of one- to four-family residential properties located in United Bank’s primary market area. Residential construction loans are generally offered to experienced local developers operating in United Bank’s primary market area and to individuals for the construction of their personal residences. At December 31, 2008, residential construction loans totaled $1.9 million, or 0.2% of total loans, compared to $8.5 million, or 1.0% at December 31, 2007. At December 31, 2008, the unadvanced portion of these construction loans totaled $711,000.

United Bank’s residential construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 months. In the case of construction loans to individuals for the construction of their primary residences, United Bank’s policies require that the loan convert to a permanent mortgage loan at the end of the construction phase. Residential construction loans can be made up to a maximum loan-to-value ratio of 90%, provided that the borrower obtains private mortgage insurance if the loan balance exceeds 80% of the appraised value or sales price, whichever is less, of the secured property. Residential construction loans are generally made on the same terms as United Bank’s one- to four-family mortgage loans.

United Bank also makes construction loans for commercial development projects. The projects include multi-family, apartment, industrial, retail and office buildings, and condominium developments. These loans generally have an interest-only phase during construction and then convert to permanent financing. United Bank generally requires that a commitment for permanent financing be in place prior to closing the construction loan. The maximum loan-to-value ratio limit applicable to these loans is generally 80%. Before making a commitment to fund a construction loan, United Bank requires an appraisal of the property by an independent licensed appraiser. United Bank generally also reviews and inspects each property before disbursement of funds during the terms of the construction loan. Loan proceeds are disbursed after inspection based on the percentage-of-completion method. Management has become more cautious in evaluating and approving funding for construction loans. At December 31, 2008, commercial construction loans totaled $30.2 million, or 3.5% of total loans, compared to $33.6 million, or 4.1% of total loans, at December 31, 2007. At December 31, 2008, the largest outstanding commercial construction loan balance was for $4.9 million. It was secured by a residential condominium development located in Hampden County, Massachusetts. This loan was performing according to its terms at December 31, 2008. At December 31, 2008, the unadvanced portion of all commercial construction loans totaled $13.8 million.

United Bank also originates land loans to local individuals, contractors and developers for the purpose of making improvements thereon, or for the purpose of developing the land for sale. Loans to individuals are secured by a lien on the property, have loan-to-value ratios that generally are limited to 70% of the value of the land (based on the lower of the acquisition price or the appraised value of the land) and are written with a fixed interest rate. These loans are offered with a term of up to three years in which only interest is required to be paid each month. A balloon payment for the principal plus any accrued interest is due at the end of the three-year period. Land loans to developers are limited to a 65% loan-to-value ratio. The interest rate can be fixed or floating and the term can be for up to three years. United Bank’s land loans are generally secured by property in United Bank’s primary market area. United Bank requires title insurance and, if applicable, a hazardous waste survey reporting that the land is free of hazardous or toxic waste. At December 31, 2008, land loans totaled $7.9 million, or 1.4% of total loans.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, United Bank may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, the value of the project, when completed, may be insufficient to assure full repayment of the loan.

Home Equity Loans and Home Equity Lines of Credit. United Bank also offers home equity loans and home equity lines of credit, both of which are secured by one- to four-family residences, substantially all of which are located in United Bank’s primary market area. At December 31, 2008, home equity loans and equity lines of credit totaled $120.7 million, or 13.9% of total loans. Additionally, at December 31, 2008, the unadvanced amounts of home equity lines of credit totaled $102.5 million. The underwriting standards utilized for home equity loans and equity lines of credit include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. The combined (first and second mortgage liens) loan-to-value ratio for home equity loans and equity lines of credit is generally limited to 80%. Home equity loans are offered with fixed and adjustable rates of interest and with terms of up to 20 years. United Bank’s home equity lines of credit have adjustable rates of interest, which are indexed to the prime rate, as reported in The Wall Street Journal. United Bank originated $58.9 million under home equity lines of credit and other home equity loans during the year ended December 31, 2008, as compared to total originations of $58.6 million during the year ended December 31, 2007.

Commercial and Industrial Loans. Commercial and industrial loans have been a substantial part of United Bank’s lending operations for a number of years. At December 31, 2008, United Bank had $84.9 million of commercial and industrial loans, which amounted to 9.8% of total loans. United Bank makes commercial and industrial loans primarily in United Bank’s market area to a variety of professionals, sole proprietorships and small and mid-sized businesses. Commercial and industrial loan products include term loans and revolving lines of credit. The maximum amount of a commercial and industrial loan is limited by United Bank’s loans-to-one-borrower limit which is generally 15% of United Bank’s unimpaired capital and surplus and which, at December 31, 2008, was $24.4 million. Such loans are generally used for working capital and purchasing equipment or furniture. Commercial and industrial loans are made with either adjustable or fixed rates of interest with a maximum term of twenty years. The interest rates for commercial loans are based on the prime rate, as published in The Wall Street Journal.

When making commercial and industrial loans, United Bank considers the financial strength and debt service capabilities of the borrower, United Bank’s lending history with the borrower, the projected cash flows of the business and the value and type of the collateral. Commercial and industrial loans are generally secured by a variety of collateral, primarily accounts receivable, inventory, equipment, savings instruments and readily marketable securities. In addition, United Bank usually requires the business principals to execute personal guarantees.

Commercial and industrial loans generally have greater credit risk than residential mortgage loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value. United Bank seeks to minimize these risks through United Bank’s underwriting standards. At December 31, 2008, United Bank’s largest commercial and industrial loan was a $1.6 million loan to a contracting company and was secured by business assets and real estate located in United Bank’s primary market area. This loan was performing according to its terms at December 31, 2008. United Bank’s largest commercial and industrial relationship was $4.2 million to a site excavation contractor located in United Bank’s primary market area and a borrowing and deposit customer of United Bank for the past six years. All loans to this customer were performing in accordance with loan terms at December 31, 2008.

Automobile and Other Consumer Loans. United Bank offers direct automobile loans with terms of up to 60 months. For new cars, United Bank’s lending policy provides that the amount financed should not exceed 100% of the gross selling price of the vehicle. For used cars, United Bank’s lending policy provides that the amount of the loan should not exceed the “loan value” of the vehicle, as established by industry guides. The interest rates offered are the same for new and used automobile loans. Full insurance coverage must be maintained on the financed vehicle and United Bank must be named loss payee on the policy. At December 31, 2008, United Bank had $17.3 million in automobile loans, which amounted to 2.0% of total loans.

United Bank offers a variety of other consumer loans, principally to existing United Bank customers residing in United Bank’s primary market area with acceptable credit ratings. United Bank’s other consumer loans generally consist of secured and unsecured personal loans, motorcycle and motor home loans, manufactured housing, boat loans and pool and spa loans. Other consumer loans totaled $10.3 million, or 1.2% of United Bank’s total loan portfolio at December 31, 2008. At December 31, 2008, $328,000 of such consumer loans were unsecured.

Consumer loans have greater credit risk than residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles, motorcycles, motor homes and boats. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections depend on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Loan Originations, Purchases, Sales, Participations and Servicing of Loans. Lending activities are conducted primarily by United Bank’s loan personnel operating at United Bank’s main and branch office locations. All loans that United Bank originates are underwritten pursuant to United Bank’s policies and procedures. United Bank originates both fixed-rate and adjustable-rate loans. United Bank’s ability to originate fixed or adjustable rate loans is dependent upon relative customer demand for such loans, which is affected by current and expected future levels of market interest rates.

Generally, United Bank retains in its portfolio virtually all loans that it originates, although it has sold longer-term, fixed rate one- to four-family residential mortgage loans in the secondary market though not in recent years. No loans were held for sale at December 31, 2008 or 2007. Historically, United Bank has retained the servicing rights on the mortgage loans sold to Fannie Mae and the Massachusetts Housing Financing Authority.

From time to time, United Bank will also purchases loans. During the fourth quarter of 2008, United Bank purchased $15.3 million in commercial real estate loans from a major financial organization. These loans consisted of five loans secured by real estate located within 50 miles of United Bank’s main office. Each of the loans was underwritten to United Bank’s criteria and procedures and have maturities ranging from 4 years to 23 years.

From time to time, United Bank will also participate in loans, sometimes as the “lead lender.” Whether United Bank is the lead lender or not, United Bank underwrites its participation portion of the loans according to its own underwriting criteria and procedures. At December 31, 2008, United Bank had $14.6 million in loan participation interests in which it was the lead bank and $17.8 million in loan participations in which it was not the lead bank.

At December 31, 2008, United Bank was servicing loans sold in the amount of $30.2 million. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.

The following table shows United Bank’s loan originations, purchases, sales and repayment activities for the years indicated.

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Total loans at beginning of period	$824,695	$762,113	$635,792

Loan originations:
Residential mortgages	46,946	46,191	59,576
Commercial mortgages	57,095	45,449	51,141
Construction(1)	28,798	50,089	59,719
Home equity	58,928	58,634	83,041
Commercial and industrial	97,274	87,869	85,105
Automobile	5,367	9,364	13,702
Other consumer	5,368	6,106	4,712

Total loans originated	299,778	303,702	356,996

Loans purchased	15,024	—	—

Sales and loan principal repayment deductions:
Principal repayments	264,610	239,063	232,266
Loan sales	—	2,046	190
Decrease (increase) due to other items	4,399	11	(1,781)
Total deductions	269,009	241,120	230,675

Net loan activity	45,793	62,582	126,321

Total loans at end of period	$870,488	$824,695	$762,113

(1)	Includes $25,799, $41,708 and $46,904 of commercial construction loans for the years ended December 31, 2008, 2007 and 2006, respectively.

Loan Approval Procedures and Authority. United Bank’s lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by United Bank’s Board of Directors. The loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. To assess the borrower’s ability to repay, United Bank reviews the employment and credit history and information on the historical and projected income and expenses of borrowers.

United Bank’s policies and loan approval limits are established by the Board of Directors. The Board of Directors has delegated authority to United Bank’s Chief Lending Officer to review and assign lending authorities to certain individuals of United Bank (ranging from senior management to senior loan underwriter) (the “Designated Individuals”) to consider and approve loans within their designated authority. Loans in amounts above the authorized limits of the Designated Individuals and loans outside of the designated authority of the Designated Individuals require the approval of United Bank’s Loan Committee. The Loan Committee consists of four of United Bank’s directors, including United Bank’s Chief Executive Officer. All loans that are approved by the Designated Individuals are still reviewed and ratified by the Loan Committee and the Board of Directors on a monthly basis.

All residential mortgage loans (one- to four-family loans, home equity loans, home equity lines of credit and residential construction loans) may be approved by certain of the Designated Individuals in amounts up to the annually adjusted Fannie Mae and Freddie Mac secondary market conforming loan limits (“Conforming Loans”). Residential mortgage loans in excess of the Conforming Loan limit and up to $1.0 million may be approved by any two of either United Bank’s Chief Executive Officer, Chief Financial Officer or Senior Vice

President of Residential Lending. Residential loans in excess of $1.0 million must be approved by any two of the senior executive officers listed above and United Bank’s Loan Committee.

All commercial real estate, commercial construction loans and commercial and industrial loans in amounts up to $500,000 may be approved by certain of the Designated Individuals. All such loans in excess of $500,000, or additional extensions of credit to existing commercial borrowers that result in liability in excess of $500,000, must be approved by United Bank’s Loan Committee. All home equity loans and home equity lines of credit up to $350,000 may be approved by certain of the Designated Individuals. All home equity loans and home equity lines of credit in excess of $350,000 must be approved by the Loan Committee.

All consumer loans in amounts up to $100,000 may be approved by certain of the Designated Individuals. All consumer loans in excess of $100,000 must be approved by the Loan Committee.

United Bank generally requires appraisals of all real property securing loans, except for home equity loans and equity lines of credit, in which case United Bank may use the assessed tax value of the property securing such loans. Appraisals are performed by independent licensed appraisers. All appraisers are approved by the Loan Committee annually. United Bank requires fire and extended coverage insurance in amounts at least equal to the principal amount of the loan.

Non-performing and Problem Assets

United Bank initiates collection efforts when a loan becomes ten days past due with system-generated reminder notices. Subsequent late charge and delinquent notices are issued and the account is monitored on a regular basis thereafter. Personal, direct contact with the borrower is attempted early in the collection process as a courtesy reminder and later to determine the reason for the delinquency and to safeguard United Bank’s collateral. When a loan is more than 60 days past due, the credit file is reviewed and, if deemed necessary, information is updated or confirmed and collateral re-evaluated. United Bank makes every effort to contact the borrower and develop a plan of repayment to cure the delinquency. A summary report of all loans 30 days or more past due is reported to the Board of Directors. If no repayment plan is in process, the file is referred to counsel for the commencement of foreclosure or other collection efforts.

Loans are generally placed on non-accrual status when they are more than 90 days delinquent. When loans are placed on a non-accrual status, unpaid accrued interest is fully reversed.

Non-Performing Assets. The table below sets forth the amounts and categories of United Bank’s non-performing assets at the dates indicated. At each date presented, United Bank had no troubled debt restructurings (loans for which a portion of interest or principal has been forgiven and loans modified at interest rates less than current market rates).

	At December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Non-accrual loans:
Residential mortgages	$1,244	$328	$—	$1,016	$1,383
Commercial mortgages	2,544	553	1,144	141	1,376
Construction	444	577	—	113	—
Home equity	—	52	20	—	—
Commercial and industrial	425	275	123	447	1,025
Automobile	—	—	—	—	—
Other consumer	140	—	1	—	—

Total non-accrual loans	4,797	1,785	1,288	1,717	3,784
Accruing loans 90 days or more past due	—	—	—	—	—

Total non-performing loans	4,797	1,785	1,288	1,717	3,784
Other real estate owned	998	880	562	1,602	—

Total non-performing assets	$5,795	$2,665	$1,850	$3,319	$3,784

Ratios:
Total non-performing loans to total loans	0.55%	0.22%	0.17%	0.27%	0.66%
Total non-performing assets to total assets	0.46%	0.25%	0.18%	0.37%	0.49%
Allowance for loan losses to non-performing loans	171.98%	432.16%	560.40%	371.69%	151.96%

As noted in the above table, non-accrual loans amounted to approximately $4.8 million and $1.8 million at December 31, 2008 and 2007, respectively. Additional interest income of approximately $132,000, $69,000, $71,000, $158,000 and $110,000, respectively, would have been recorded during the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively, if the loans had performed in accordance with their original terms.

A loan is considered impaired when, based on current information and events, it is probable that United Financial will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

At December 31, 2008 and 2007, the recorded investment in impaired loans was $4.8 million and $1.8 million, respectively. An allowance for loan losses was established on $4.8 million and $1.8 million of the impaired loans at December 31, 2008 and 2007, respectively, which allowances totaled $343,000 and $223,000 at the respective year-ends. The average balance of impaired loans was $4.0 million, $2.2 million and $2.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Interest income recognized on impaired loans during 2008, 2007 and 2006 was not significant.

Delinquent Loans. The following table sets forth United Bank’s loan delinquencies greater than 60 days by type and amount at the dates indicated.

	Loans Delinquent For
	60 - 89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At December 31, 2008
Residential mortgages	7	$939	7	$1,244	14	$2,183
Commercial mortgage	3	772	8	2,544	11	3,316
Construction	1	140	3	444	4	584
Home equity	2	126	—	—	2	126
Commercial and industrial	5	242	15	425	20	667
Automobile	1	8	—	—	1	8
Other consumer	1	2	2	140	3	142

Total	20	$2,229	35	$4,797	55	$7,026

At December 31, 2007
Residential mortgages	1	$558	4	$328	5	$886
Commercial mortgages	3	671	5	553	8	1,224
Construction	—	—	5	577	5	577
Home equity	2	200	2	52	4	252
Commercial and industrial	7	454	8	275	15	729
Automobile	—	—	—	—	—	—
Other consumer	2	50	—	—	2	50

Total	15	$1,933	24	$1,785	39	$3,718

At December 31, 2006
Residential mortgages	3	$203	—	$—	3	$203
Commercial mortgages	1	149	7	1,144	8	1,293
Construction	—	—	—	—	—	—
Home equity	—	—	1	20	1	20
Commercial and industrial	2	47	4	123	6	170
Automobile	2	1	—	—	2	1
Other consumer	—	—	1	1	1	1

Total	8	$400	13	$1,288	21	$1,688

At December 31, 2005
Residential mortgages	8	$755	5	$998	13	$1,753
Commercial mortgages	4	546	2	141	6	687
Construction	—	—	1	113	1	113
Home equity	1	100	1	18	2	118
Commercial and industrial	1	2	6	447	7	449
Automobile	1	1	—	—	1	1
Other consumer	—	—	—	—	—	—

Total	15	$1,404	15	$1,717	30	$3,121

At December 31, 2004
Residential mortgages	1	$48	7	$1,383	8	$1,431
Commercial mortgages	1	114	7	1,376	8	1,490
Construction	—	—	—	—	—	—
Home equity	1	5	—	—	1	5
Commercial and industrial	9	330	10	1,025	19	1,355
Automobile	3	13	—	—	3	13
Other consumer	—	—	—	—	—	—

Total	15	$510	24	$3,784	39	$4,294

Other Real Estate Owned. Other real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until sold. When property is acquired it is recorded at the lower of cost or fair market value at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition are expensed. At December 31, 2008, United Bank had $998,000 of real estate owned.

Classified Assets. Office of Thrift Supervision regulations provide that loans and other assets of lesser quality should be classified as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that United Bank will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. United Bank classifies an asset as “special mention” if the asset has a potential weakness that warrants management’s close attention. While such assets are not impaired, management has concluded that if the potential weakness in the asset is not addressed, the value of the asset may deteriorate, adversely affecting the repayment of the asset.

United Bank establishes general allowances for loan losses in an amount deemed prudent by management for loans classified substandard or doubtful, as well as for other potential problem loans. General allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When United Bank classifies problem assets as “loss,” United Bank is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount. Its determination as to the classification of its assets and the amount of United Bank’s valuation allowances is subject to review by the Office of Thrift Supervision, which can order the establishment of additional general or specific loss allowances.

The following table shows the aggregate amounts of United Bank’s classified assets at the dates indicated for both loans and foreclosed assets. The amount of residential real estate loans classified as “substandard” in the table at December 31, 2008 includes two owner-occupied mortgage loans classified due to the commercial lending relationships. These loans are current in their payments. All other loans include $8.4 million in condominium construction loans, all of which are current in payments.

	At December 31, 2008		At December 31, 2007
	(In thousands)
Residential Real Estate(1):
Special mention	$379		$—
Substandard	1,552	(2)	1,278

All Other Loans(3):
Special mention	17,984		13,800
Substandard	22,975		19,377
Doubtful	894		244
Loss	—		—

Foreclosed Assets:
Other real estate owned	998		880

Total classified assets	$44,782		$35,579

(1)	Includes one- to-four family loans and home equity loans and lines of credit.
(2)	Includes eight residential relationships, four of which are in foreclosure or liquidation proceedings.
(3)	Includes $10.3 million of construction loans for one- to-four family or condominium construction.

The loan portfolio is reviewed on a regular basis to determine whether any loans require classification in accordance with applicable regulations. Not all classified assets constitute non-performing assets.

A loan is classified as a troubled debt restructuring if United Financial, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. This usually includes a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of debt. Interest income on restructured loans is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six months.

Allowance for Loan Losses

United Bank’s allowance for loan losses is maintained at a level necessary to absorb loan losses that are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the losses inherent in United Bank’s loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. A description of United Bank’s methodology in establishing its allowance for loan losses is set forth in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses.” The allowance for loan losses as of December 31, 2008 was maintained at a level that represents management’s best estimate of losses inherent in the loan portfolio. However, this analysis process is inherently subjective, as it requires United Bank to make estimates that are susceptible to revisions as more information becomes available. Although United Bank believes that it has established the allowance at levels to absorb probable and estimable losses, future additions or deductions may be necessary if economic or other conditions in the future differ from the current environment.

In addition, as an integral part of their examination process, the Office of Thrift Supervision has authority to periodically review United Bank’s allowance for loan losses. Such agencies may require that United Bank recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Allowance for Loan Losses. The following table sets forth activity in United Bank’s allowance for loan losses for the years indicated.

	At or For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Balance at beginning of period	$7,714	$7,218	$6,382	$5,750	$5,094
Charge-offs:
Residential mortgages	—	—	—	—	—
Commercial mortgages	6	39	—	60	—
Construction	444	326	—	—	—
Home equity	42	—	10	—	—
Commercial and industrial	827	593	164	377	501
Automobile	8	21	1	15	46
Other consumer	9	4	11	3	11

Total charge-offs	1,336	983	186	455	558
Recoveries:
Residential mortgages	—	—	—	—	—
Commercial mortgages	—	—	1	—	175
Construction	—	—	—	—	—
Home equity	5	4	—	—	1
Commercial and industrial	17	47	47	157	32
Automobile	3	1	2	6	21
Other consumer	1	2	3	7	2

Total recoveries	26	54	53	170	231
Net charge-offs	(1,310)	(929)	(133)	(285)	(327)
Provision for loan losses	1,846	1,425	969	917	983

Balance at end of period	$8,250	$7,714	$7,218	$6,382	$5,750

Ratios:
Net charge-offs to average loans outstanding	0.15%	0.12%	0.02%	0.05%	0.06%
Allowance for loan losses to non-performing loans at end of period	171.98%	432.16%	560.40%	371.69%	151.96%
Allowance for loan losses to total loans at end of period	0.95%	0.94%	0.95%	1.00%	1.00%

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category, and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,
	2008			2007			2006
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)
At end of period allocated to:
Residential mortgages	$891	10.80%	40.95%	$849	11.00%	41.16%	$957	13.26%	41.87%
Commercial mortgages	3,506	42.50%	28.55%	3,164	41.02%	26.04%	2,588	35.86%	23.04%
Construction	1,089	13.20%	3.69%	1,229	15.93%	5.10%	1,255	17.39%	7.19%
Home equity	604	7.32%	13.87%	523	6.78%	14.10%	512	7.09%	14.79%
Commercial and industrial	1,911	23.16%	9.76%	1,667	21.61%	9.89%	1,633	22.62%	9.15%
Automobile	156	1.89%	1.99%	202	2.62%	2.72%	220	3.05%	3.21%
Other consumer	93	1.13%	1.19%	80	1.04%	0.99%	53	0.73%	0.75%

Total allowance	$8,250	100.00%	100.00%	$7,714	100.00%	100.00%	$7,218	100.00%	100.00%

	At December 31,
	2005			2004
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)
At end of period allocated to:
Residential mortgages	$297	4.65%	44.86%	$302	5.25%	44.62%
Commercial mortgages	2,944	46.13%	23.61%	3,217	55.95%	24.00%
Construction	316	4.95%	4.54%	259	4.50%	5.20%
Home equity	257	4.03%	13.53%	224	3.90%	13.01%
Commercial and industrial	2,487	38.97%	9.37%	1,682	29.25%	9.81%
Automobile	78	1.22%	3.47%	60	1.04%	3.04%
Other consumer	3	0.05%	0.61%	6	0.11%	0.32%

Total allowance	$6,382	100.00%	100.00%	$5,750	100.00%	100.00%

Investments

The investment policy is reviewed annually by management and any changes to the policy are recommended to and subject to the approval of the Unite Bank board of directors. Authority to make investments under the approved investment policy guidelines is delegated to appropriate officers. While general investment strategies are developed and authorized by the United Bank board of directors, the execution of specific actions primarily rests with United Bank’s Chief Financial Officer. He is both responsible for ensuring that the guidelines and requirements included in the investment policy are followed and that all securities are considered prudent for investment. He and United Bank’s Treasurer or his/her designee, under his/her direction is authorized to execute investment transactions (purchases and sales) up to $10 million per transaction without prior approval and within the scope of the established investment policy. All investment transactions are reviewed and ratified or approved (as the case may be) at regularly scheduled meetings of the board of directors. Any investment that, subsequent to its purchase, fails to meet the guidelines of the policy is reported to the Board of Directors at its next meeting where the Board decides whether to hold or sell the investment.

United Financial’s board of directors has adopted an investment policy that is substantially identical to United Bank’s policy. Any references in this Investments discussion to “United Bank” also apply to United Financial.

Federally chartered savings banks have authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, mortgage-backed securities, certain certificates of deposit of insured financial institutions, overnight and short-term loans to other banks, corporate debt instruments, and Fannie Mae and Freddie Mac equity securities. United Financial, as a savings and loan holding company, may invest in equity securities subject to certain limitations.

The investment policy requires that all securities transactions be conducted in a safe and sound manner. Investment decisions must be based upon a thorough analysis of each security instrument to determine its quality and inherent risks, fit within United Bank’s overall asset/liability management objectives, effect on its risk-based capital measurement and prospects for yield and/or appreciation. The investment policy provides that United Bank may invest in U.S. Treasury obligations, U.S. and state agency securities, mortgage-backed securities, corporate debt securities, commercial paper and other conservative investment opportunities.

United Bank’s investment portfolio at December 31, 2008, consisted of $465,000 in federal agency obligations, $1.5 million of corporate debt instruments, $12.5 million of municipal bonds and $1.1 million of industrial revenue bonds. United Bank also invests in mortgage-backed securities, all of which are guaranteed by the United States Government or agencies or government sponsored enterprises. At December 31, 2008, United Bank’s mortgage-backed securities portfolio totaled $301.1 million. Securities can be classified as held-to-maturity or available-for-sale at the date of purchase. United Bank generally classifies its investment securities as available-for-sale.

Mortgage-Backed Securities. United Bank purchases mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. United Bank invests in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower United Bank’s credit risk as a result of the guarantees provided by Freddie Mac, Fannie Mae or Ginnie Mae. United Bank’s investment policy also authorizes the investment in collateralized mortgage obligations (“CMOs”), also insured or issued by Freddie Mac, Fannie Mae and Ginnie Mae.

Mortgage-backed securities are created by the pooling of mortgages and the issuance of a security with an interest rate that is slightly less than the interest rate on the underlying mortgages. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although United Bank focuses its investments on mortgage-backed securities backed by one- to four-family mortgages. The issuers of such securities (generally U.S. government agencies and government sponsored enterprises, including Fannie Mae, Freddie Mac and Ginnie Mae) pool and resell the participation interests in the form of securities to investors such as United Bank, and guarantee the payment of principal and interest to investors. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. However, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize United Bank’s specific liabilities and obligations.

At December 31, 2008, United Bank’s mortgage-backed securities totaled $301.1 million, or 23.8% of total assets and 25.2% of interest earning assets. All of United Bank’s mortgage-backed securities at December 31, 2008 were classified as available-for-sale. At December 31, 2008, 20.9% of the mortgage-backed securities were backed by adjustable-rate mortgage loans and 79.1% were backed by fixed-rate mortgage loans. The mortgage- backed securities portfolio had a weighted average yield of 5.21% at December 31, 2008. The estimated fair value of United Bank’s mortgage-backed securities at December 31, 2008 was $301.1 million, which was $6.3 million more than the amortized cost of $294.8 million. Investments in mortgage-backed securities involve a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or if such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.

Government-Sponsored Enterprises. At December 31, 2008, United Bank’s U.S. Government-Sponsored Enterprises securities portfolio totaled $465,000, all of which was classified as available-for-sale. While these securities generally provide lower yields than other investments in United Bank’s securities investment portfolio, United Bank maintains these investments, to the extent appropriate, for liquidity purposes, as collateral for borrowings and for prepayment protection.

Corporate Bonds. At December 31, 2008, United Bank’s corporate bond portfolio totaled $1.5 million, all of which was classified as available-for-sale, consisting of trust preferred securities issued by financial services companies. Although corporate bonds may offer higher yields than U.S. Treasury or agency securities of comparable duration, corporate bonds also have a higher risk of default due to possible adverse changes in the credit-worthiness of the issuer. In order to mitigate this risk, United Bank’s investment policy requires that at the time of purchase corporate debt obligations be rated in one of the four highest categories by a nationally recognized rating service. United Bank may invest up to 5% of consolidated assets in corporate debt obligations and up to $1,000,000 in any one issuer.

Municipal Obligations and Industrial Revenue Bonds. Municipal obligations are securities issued by states, counties and municipalities or their agencies. The industrial revenue bonds in United Bank’s portfolio are issued by the Massachusetts Health and Educational Facilities Authority, an independent public authority created by Massachusetts to assist nonprofit organizations to borrow funds through tax-exempt bond issuances. United Bank’s investment policy requires that the municipal obligations be rated at the time of purchase within the first four rating categories by Standard & Poor’s or Moody’s. At December 31, 2008, United Bank’s municipal obligations portfolio consisted of both available-for-sale and held-to-maturity securities. At December 31, 2008, United Bank’s municipal obligations that are classified as available-for-sale totaled $10.4 million and United Bank’s industrial revenue and municipal obligations that are classified as held-to-maturity totaled $3.2 million.

Investment Securities Portfolio. The following table sets forth the amortized cost and fair value of United Bank’s securities portfolio at the dates indicated.

	At December 31,
	2008		2007		2006
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Investment securities available-for-sale:
Government-sponsored enterprises	$467	$465	$45,447	$45,474	$78,248	$77,369
Mortgage-backed securities	294,824	301,111	146,764	147,581	111,481	109,274
Corporate debt obligations	1,538	1,538	2,820	2,778	3,415	3,309
Municipal bonds	10,504	10,392	5,295	5,284	—	—
Equity securities	—	—	140	140	293	285

Total available-for-sale	$307,333	$313,506	$200,466	$201,257	$193,437	$190,237

Investment securities held-to-maturity:
IRB	$1,122	$1,122	$1,197	$1,197	$1,271	$1,271
Municipal bonds	2,069	2,116	2,435	2,434	1,970	1,956

Total held-to-maturity	$3,191	$3,238	$3,632	$3,631	$3,241	$3,227

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2008 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
	(Dollars in thousands)
Investment securities available- for-sale:
Government-sponsored enterprises	$—	0.00%	$467	4.64%	$—	0.00%	$—	0.00%	$467	4.64%	$465
Mortgage-backed securities	—	0.00%	12,190	3.55%	16,146	4.74%	266,488	5.31%	294,824	5.21%	301,111
Corporate debt obligations	—	0.00%	—	0.00%	—	0.00%	1,538	7.76%	1,538	7.76%	1,538
Municipal bonds	—	0.00%	—	0.00%	1,327	3.72%	9,177	4.20%	10,504	4.14%	10,392

Total available- for-sale	$—	0.00%	$12,657	3.59%	$17,473	4.66%	$277,203	5.29%	$307,333	5.18%	$313,506

Investment securities held-to-maturity:
IRB	$372	5.00%	$—	0.00%	$—	0.00%	$750	4.00%	$1,122	4.33%	$1,122
Municipal bonds	—	0.00%	918	3.23%	764	3.81%	387	3.90%	2,069	3.57%	2,116

Total held-to-maturity	$372	5.00%	$918	3.23%	$764	3.81%	$1,137	3.97%	$3,191	3.84%	$3,238

General. Deposits have traditionally been United Bank’s primary source of funds for lending and investment activities. United Bank also uses borrowings, primarily Federal Home Loan Bank advances, to supplement cash flow needs, to lengthen the maturities of liabilities for interest rate risk management purposes and to manage the cost of funds. Other sources of funds are scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on other earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. United Bank’s deposits are generated primarily from residents and businesses within United Bank’s primary market area. United Bank offers a selection of deposit accounts, including demand accounts, NOW accounts, money market accounts, savings accounts, retirement accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. United Bank currently does not accept brokered deposits, although United Bank has the authority to do so.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. United Bank relies on personalized customer service, long-standing relationships with customers and an active marketing program to attract and retain deposits.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates, and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, United Bank believes that its deposits are relatively stable. However, the ability to attract and maintain deposits, and the rates paid on these deposits, have been and will continue to be significantly affected by market conditions. At December 31, 2008, $375.9 million, or 48.0% of United Bank’s deposit accounts, were certificates of deposit, of which $281.1 million had maturities of one year or less.

The following table sets forth the distribution of total deposits by account type, at the dates indicated.

	At December 31,
	2008			2007			2006
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Deposit type:
Demand	$114,178	14.59%	—%	$102,010	14.20%	—%	$97,190	14.17%	—%
NOW	32,390	4.14%	0.50%	35,207	4.90%	0.51%	37,523	5.47%	0.57%
Regular savings	99,492	12.71%	1.04%	65,711	9.14%	1.15%	65,475	9.55%	0.83%
Money market	160,736	20.54%	1.69%	168,107	23.39%	2.94%	165,984	24.21%	3.18%
Certificates of deposit	375,867	48.02%	3.34%	347,647	48.37%	4.58%	319,514	46.60%	4.52%

Total deposits	$782,663	100.00%	2.10%	$718,682	100.00%	3.03%	$685,686	100.00%	2.99%

The following table sets forth United Bank’s time deposits classified by interest rate as of the dates indicated.

	At December 31,
	2008	2007	2006
	(In thousands)
Interest Rate
Less than 2.00%	$10,119	$3	$2,788
2.00-2.99%	94,010	9,280	35,404
3.00-3.99%	215,796	37,040	21,682
4.00-4.99%	54,329	247,487	161,688
5.00-5.99%	1,613	53,837	97,952

Total time deposits	$375,867	$347,647	$319,514

The following table sets forth the amount and maturities of United Bank’s time deposits at December 31, 2008.

	Less than one year	Over one year to two years	Over two years to three years	Over three years	Total
	(In thousands)
Interest Rate
Less than 2.00%	$9,172	$947	$—	$—	$10,119
2.00-2.99%	88,826	5,184	—	—	94,010
3.00-3.99%	158,906	20,998	33,516	2,376	215,796
4.00-4.99%	23,958	12,744	2,451	15,176	54,329
5.00-5.99%	206	1,300	—	107	1,613

Total	$281,068	$41,173	$35,967	$17,659	$375,867

The following table sets forth changes in United Bank’s interest-bearing deposit balances for the periods indicated.

	For the Years Ended December 31,
	2008	2007	2006
	(In thousands)
Beginning balance	$616,672	$588,496	$560,310

Net deposits before interest credited	33,978	6,124	9,563
Interest credited	17,835	22,052	18,623

Net increase in deposits	51,813	28,176	28,186

Ending balance	$668,485	$616,672	$588,496

As of December 31, 2008, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $150.4 million. The following table sets forth the maturity of those certificates as of December 31, 2008, in thousands.

Three months or less	$55,336
Over three months through six months	26,088
Over six months through one year	33,713
Over one year to three years	28,057
Over three years	7,162

Total	$150,356

Borrowings. United Bank’s borrowings consist of advances from the Federal Home Loan Bank of Boston and collateralized repurchase agreements with United Bank’s customers and other financial institutions. As of December 31, 2008, United Bank had Federal Home Loan Bank advances of $208.6 million, or 20.1% of total liabilities, with a weighted average maturity of 2.1 years and a weighted average rate of 3.32%. As a member of the Federal Home Loan Bank of Boston, United Bank can currently borrow up to approximately $503.0 million from the Federal Home Loan Bank.

The following table summarizes information concerning balances and interest rates on United Bank’s Federal Home Loan Bank advances at and for the periods indicated:

	For the Years Ended December 31,
	2008	2007	2006
	(In thousands)
Balance at end of period	$208,564	$107,997	$169,806
Average amount outstanding during year	178,699	158,595	127,397
Interest expense incurred during year	6,739	7,617	5,621
Maximum amount outstanding at any month-end	228,214	187,941	169,806
Average interest rate during the year	3.77%	4.80%	4.41%
Weighted average interest rate on end of period balances	3.32%	4.55%	4.73%

The following table sets forth the balances and interest rates by maturity on United Bank’s Federal Home Loan Bank advances at and for the periods shown:

	For the Years Ended December 31,
	2008		2007		2006
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Within 1 year	$55,000	1.26%	$17,152	5.00%	$65,000	5.16%
Over 1 year to 2 years	22,279	4.35%	13,000	5.13%	16,411	5.06%
Over 2 years to 3 years	52,321	4.03%	26,767	4.15%	13,000	5.13%
Over 3 years to 4 years	8,033	4.34%	23,267	4.60%	16,111	3.20%
Over 4 years to 5 years	41,894	4.02%	9,968	4.34%	39,184	4.60%
Over 5 years	29,037	3.84%	17,843	4.36%	20,100	4.32%

	$208,564	3.32%	$107,997	4.55%	$169,806	4.73%

Included in the balance of advances due within one year at December 31, 2008 are $42.0 million in short-term borrowings which had an interest rate of 0.0625% and matured on January 2, 2009.

Securities sold under agreements to repurchase include funds borrowed from customers on an overnight basis. At December 31, 2008 United Financial had $18.0 million of repurchase agreements outstanding with its customers at a weighted average rate of 1.60%. The following table summarizes United Bank’s customer repurchase agreements at and for the periods shown:

	For the Years Ended December 31,
	2008	2007	2006
	(In thousands)
Balance at end of period	$18,042	$13,864	$10,425
Average amount outstanding during year	8,534	7,788	5,546
Interest expense incurred during year	158	259	167
Maximum amount outstanding at any month-end	18,042	13,864	10,425
Average interest rate during the year	1.85%	3.33%	3.01%
Weighted average interest rate on end of period balances	1.60%	3.12%	3.38%

In addition United Financial had a $10.0 million structured term repurchase agreement secured through another financial institution. This $10.0 million repurchase agreement matures in 2018, is callable in 2011 and has a rate of 2.73%. All of the repurchase agreements are secured by mortgage-backed securities issued by government sponsored enterprises.

Subsidiary Activities

UCB Securities, Inc. is a wholly owned subsidiary of United Bank and was established in 1998 as a Massachusetts security corporation for the purpose of buying, selling and holding investment securities. The income earned on UCB Securities, Inc.’s investment securities is subject to a significantly lower rate of state tax than that assessed on income earned on investment securities maintained at United Bank. At December 31, 2008, UCB Securities, Inc. had total assets of $132.0 million, all of which were qualifying securities under the applicable regulations.

United Wealth Management

United Bank, through its division, United Wealth Management, has a partnership with a registered broker-dealer, NFP Securities, Inc. In 2006, United Bank acquired Levine Financial Group in an effort to expand its customer base with increased opportunities to grow United Bank’s market share and expand the financial services portion of business in the Northampton market. Together they offer United Bank customers a complete range of non-deposit investment products and financial planning services, including mutual funds, debt, equity and government securities, insurance products, fixed and variable annuities, financial planning for individual and commercial customers and estate planning services. United Bank receives a portion of the commissions generated by United Wealth Management from sales to customers.

Expense and Tax Allocation

United Bank has entered into an agreement with United Financial to provide it with certain administrative support services for compensation not less than the fair value of the services provided. In addition, United Bank and United Financial have entered into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

United Charitable Foundation

United Bank established the United Charitable Foundation in 2005 in connection with its minority stock offering. At December 31, 2008, the foundation owned 358,156 shares of United Bank’s common stock, or 2.0% of the shares outstanding. To maintain favorable tax status, the foundation must make annual grants equal to 5% of its assets, and grants are made to community activities and charitable causes in the communities in which United Bank operates. Six of the foundation’s seven directors are directors of United Bank. All shares of common stock owned by the foundation must be voted in the same proportion as all other shares of United Bank’s common stock are voted on any matter to come before the stockholders.

Personnel

As of December 31, 2008, United Bank had 201 full-time employees and 22 part-time employees. United Bank’s employees are not represented by any collective bargaining group. Management believes that United Bank has good relations with its employees.

Supervision and Regulation

General

United Bank is examined and supervised by the Office of Thrift Supervision and is also subject to examination by the Federal Deposit Insurance Corporation. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance funds and depositors. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Following completion of its examination, the federal agency critiques the institution’s operations and assigns its rating (known as an institution’s CAMELS rating). Under federal law, an institution may not disclose its CAMELS rating to the public. United Bank also is a member of and owns stock in the Federal Home Loan Bank of Boston, which is one of the twelve regional banks in the Federal Home Loan Bank System. United Bank also is regulated to a lesser extent by the Board of Governors of the Federal Reserve System, governing reserves to be maintained against deposits and other matters. The Office of Thrift Supervision examines United Bank and prepares reports for the consideration of its board of directors on any operating deficiencies. United Bank’s relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of United Bank’s mortgage documents.

Certain of the regulatory requirements that are or will be applicable to United Bank and United Financial, are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on United Bank and United Financial and is qualified in its entirety by reference to the actual statutes and regulations. Any change in these laws or regulations, whether by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or Congress, could have a material adverse impact on United Financial and United Bank and their operations.

Federal Banking Regulation

Business Activities. A federal savings bank derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the Office of Thrift Supervision. Under these laws and regulations, United Bank may invest in mortgage loans secured by residential real estate without limitations as a percentage of assets and non-residential real estate loans which may not in the aggregate exceed 400% of capital, commercial business loans up to 20% of assets in the aggregate and consumer loans up to 35% of assets in the aggregate, certain types of debt securities and certain other assets. United Bank also may establish subsidiaries that may engage in activities not otherwise permissible for United Bank, including real estate investment and securities and insurance brokerage.

Capital Requirements. Office of Thrift Supervision regulations require savings banks to meet three minimum capital standards: a 4% core capital ratio, a 4% leverage ratio (3% for savings banks receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio.

The risk-based capital standard for savings banks requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision, based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. Additionally, a savings bank that retains credit risk in connection with an asset sale may be required to maintain additional regulatory capital because of the recourse back to the savings bank. In assessing an institution’s capital adequacy, the Office of Thrift Supervision takes into consideration not only these numeric factors but also qualitative factors as well, and has the authority to establish higher capital requirements for individual savings banks where necessary.

At December 31, 2008, United Bank’s capital exceeded all applicable requirements.

Loans-to-One Borrower. Generally, a federal savings bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2008, United Bank was in compliance with the loans-to-one borrower limitations.

Qualified Thrift Lender Test. As a federal savings bank, United Bank must satisfy the qualified thrift lender, or “QTL,” test. Under the QTL test, United Bank must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” in at least nine months of the most recent 12 months. “Portfolio assets” generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings bank’s business.

“Qualified thrift investments” include various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and loans for personal, family, household and certain other purposes up to a limit of 20% of portfolio assets. “Qualified thrift investments” also include 100% of an institution’s credit card loans, education loans and small business loans. United Bank also may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code.

A savings bank that fails the qualified thrift lender test must either convert to a bank charter or operate under specified restrictions. At December 31, 2008, United Bank satisfied this test.

Capital Distributions. Office of Thrift Supervision regulations govern capital distributions by a federal savings bank, which include cash dividends, stock repurchases and other transactions charged to the capital account. Savings banks must file an application for approval of a capital distribution if:

•

the total capital distributions for the applicable calendar year exceed the sum of the savings bank’s net income for that year to date plus the savings bank’s retained net income for the preceding two years;

•	the savings bank would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or Office of Thrift Supervision-imposed condition; or

•	the savings bank is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings bank that is a subsidiary of a holding company must still file a notice with the Office of Thrift Supervision at least 30 days before the Board of Directors declares a dividend or approves a capital distribution.

The Office of Thrift Supervision may disapprove a notice or application if:

•	the association would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution, if after making such distribution the institution would be undercapitalized.

Liquidity. A federal savings bank is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation.

Community Reinvestment Act and Fair Lending Laws. All savings banks have a responsibility under the Community Reinvestment Act and related regulations of the Office of Thrift Supervision to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a federal savings bank, the Office of Thrift Supervision is required to assess the savings bank’s record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. A savings bank’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of Thrift Supervision, as well as other federal regulatory agencies and the Department of Justice. United Bank received a “satisfactory” Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. A federal savings bank’s authority to engage in transactions with its affiliates is limited by Office of Thrift Supervision regulations and by Sections 23A and 23B of the Federal Reserve Act and its implementing Regulation W. An affiliate is a company that controls, is controlled by, or is under common control with an insured depository institution such as United Bank. United Financial is an affiliate of United Bank. In general, loan transactions between an insured depository institution and its affiliate are subject to certain quantitative and collateral requirements. In this regard, transactions between an insured depository institution and its affiliate are limited to 10% of the institution’s unimpaired capital and unimpaired surplus for transactions with any one affiliate and 20% of unimpaired capital and unimpaired surplus for transactions in the aggregate with all affiliates. Collateral in specified amounts ranging from 100% to 130% of the amount of the transaction must usually be provided by affiliates in order to receive loans from the savings bank. In addition, Office of Thrift Supervision regulations prohibit a savings bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates. The Office of Thrift Supervision requires savings banks to maintain detailed records of all transactions with affiliates.

United Bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of United Bank’s capital. In addition, extensions of credit in excess of certain limits must be approved by United Bank’s board of directors.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over federal savings banks and has the authority to bring enforcement action against all “institution-affiliated parties,” including stockholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action by the Office of Thrift Supervision may range from the issuance of a capital directive or cease and desist order, to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1.0 million per day. The Federal Deposit Insurance Corporation also has the authority to terminate deposit insurance or to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate risk exposure, asset growth, compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan.

Prompt Corrective Action Regulations. Under the prompt corrective action regulations, the Office of Thrift Supervision is required and authorized to take supervisory actions against undercapitalized savings banks. For this purpose, a savings bank is placed in one of the following five categories based on the savings bank’s capital:

•	well-capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital);

•	adequately capitalized (at least 4% leverage capital, 4% Tier 1 risk-based capital and 8% total risk-based capital);

•	undercapitalized (less than 3% leverage capital, 4% Tier 1 risk-based capital or 8% total risk-based capital);

•	significantly undercapitalized (less than 3% leverage capital, 3% Tier 1 risk-based capital or 6% total risk-based capital); and

•	critically undercapitalized (less than 2% tangible capital).

Generally, the Office of Thrift Supervision is required to appoint a receiver or conservator for a savings bank that is “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings bank receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” The criteria for an acceptable capital restoration plan include, among other things, the establishment of the methodology and assumptions for attaining adequately capitalized status on an annual basis, procedures for ensuring compliance with restrictions imposed by applicable federal regulations, the identification of the types and levels of activities the savings bank will engage in while the capital restoration plan is in effect, and assurances that the capital restoration plan will not appreciably increase the current risk profile of the savings bank. A capital restoration plan may not be accepted by the Office of Thrift Supervision unless the holding company for the savings bank guarantees performance under the plan in the amount of the lesser of an amount equal to 5% of a savings bank’s assets at the time it was notified or deemed to be undercapitalized by the Office of Thrift Supervision, or the amount necessary to restore the savings bank to adequately capitalized status. This guarantee remains in place until the Office of Thrift Supervision notifies the savings bank that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the Office of Thrift Supervision has the authority to require payment and collect payment under the guarantee. Failure by a holding company to provide the required guarantee will result in certain operating restrictions on the savings bank, such as restrictions on the ability to declare and pay dividends, pay executive compensation and management fees, and increase assets or expand operations. The Office of Thrift Supervision may also take any one of a number of discretionary supervisory actions against undercapitalized savings banks, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2008, United Bank met the criteria for being considered “well-capitalized.”

Insurance for Deposit Accounts. United Bank is a member of the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. Deposit accounts at United Bank are insured by the Federal Deposit Insurance Corporation, generally up to a maximum of $100,000 for each separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. However, the amount of the deposit insurance available on all deposit accounts is $250,000, effective until December 31, 2013. In addition, certain noninterest-bearing transaction accounts maintained with financial institutions participating in the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program are fully insured regardless of the dollar amount until December 31, 2009. United Bank has opted to participate in the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program. See “—Temporary Liquidity Guarantee Program.”

Under the Federal Deposit Insurance Corporation’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution’s assessment rate depends upon the category to which it is assigned. For calendar 2008, assessments ranged from five to forty-three basis points of each institution’s deposit assessment base. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the Federal Deposit Insurance Corporation, pursuant to a Restoration Plan to replenish the fund, adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009. The Federal Deposit Insurance Corporation made further refinements to its risk-based assessment that were effective April 1, 2009 and effectively made the range seven to 77 1/2 basis points. The Federal Deposit Insurance Corporation may adjust the scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Federal Deposit Insurance Corporation has imposed on all insured institutions a special emergency assessment of five basis points of total assets minus tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution’s deposit assessment base on the same date) in order to cover losses to the Deposit Insurance Fund. That special assessment will be collected on September 20, 2009. The Federal Deposit Insurance Corporation has provided for similar special assessments during the final two quarters of 2009, if deemed necessary.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. United Bank does not currently know of any practice, condition or violation that might lead to termination of United Bank’s deposit insurance.

In addition to the Federal Deposit Insurance Corporation assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended December 31, 2008, the annualized FICO assessment was equal to 1.10 basis points for each $100 in domestic deposits maintained at an institution.

Temporary Liquidity Guarantee Program. On October 14, 2008, the Federal Deposit Insurance Corporation announced a new program – the Temporary Liquidity Guarantee Program. This program has two components. One guarantees newly issued senior unsecured debt of a participating organization, up to certain limits established for each institution, issued between October 14, 2008 and June 30, 2009. The Federal Deposit Insurance Corporation will pay the unpaid principal and interest on a Federal Deposit Insurance Corporation-guaranteed debt instrument upon the uncured failure of the participating entity to make a timely payment of principal or interest in accordance with the terms of the instrument. The guarantee will remain in effect until June 30, 2012 or through December 31, 2012 under certain circumstances. In return for the Federal Deposit Insurance Corporation’s guarantee, participating institutions pay the Federal Deposit Insurance Corporation a fee based on the amount and maturity of the debt. United Financial and United Bank both opted to participate in this component of the Temporary Liquidity Guarantee Program.

The other component of the program provides full federal deposit insurance coverage for non-interest bearing transaction deposit accounts, regardless of dollar amount, until December 31, 2009. An annualized 10 basis point assessment on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250,000 is assessed on a quarterly basis to insured depository institutions that have not opted out of this component of the Temporary Liquidity Guarantee Program. United Bank opted to participate in this component of the Temporary Liquidity Guarantee Program.

U.S. Treasury’s Troubled Asset Relief Program Capital Purchase Program. The Emergency Economic Stabilization Act of 2008 was enacted in October 2008 and provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the legislation is the Troubled Asset Relief Program Capital Purchase Program (“CPP”), which provides for direct equity investment in perpetual preferred stock by the U.S. Treasury Department in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The CPP provides for a minimum investment of one percent of total risk-weighted assets and a maximum investment equal to the lesser of three percent of total risk-weighted assets or $25 billion. Participation in the program is not automatic and is subject to approval by the U.S. Treasury Department. United Financial determined not to participate in the CPP.

Prohibitions Against Tying Arrangements. Federal savings banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Home Loan Bank System. United Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the Federal Home Loan Bank of Boston (FHLBB), United Bank is required to invest in stock of the FHLBB. Such stock is redeemable at par value five years after filing for redemption or upon termination of membership. The FHLBB may, but is not obligated to, repurchase its stock prior to expiration of the five year redemption notice. United Bank’s ability to redeem FHLBB shares is dependent on the redemption policies of the FHLBB. United Bank’s stock investment requirement is an amount equal to the sum of .35% of certain specified assets plus 4.5% of United Bank’s advances and certain other specified items.

Federal Reserve System

Federal Reserve Board regulations require savings banks to maintain noninterest-earning reserves against their transaction accounts, such as negotiable order of withdrawal and regular checking accounts. At December 31, 2008, United Bank was in compliance with these reserve requirements.

Other Regulations

Interest and other charges collected or contracted for by United Bank are subject to state usury laws and federal laws concerning interest rates. United Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of United Bank also are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•

The USA PATRIOT Act, which requires savings banks to, among other things, establish broadened anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•

The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, United Financial’s Chief Executive Officer and Chief Financial Officer are required to certify that its quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of United Financial’s internal control over financial reporting; they have made certain disclosures to United Financial’s auditors and the audit committee of the board of directors about United Financial’s internal control over financial reporting; and they have included information in United Financial’s quarterly and annual reports about their evaluation and whether there have been changes in its internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Holding Company Regulation

United Financial is a unitary savings and loan holding company, subject to regulation and supervision by the Office of Thrift Supervision. The Office of Thrift Supervision has enforcement authority over United Financial and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a risk to United Bank. Unlike bank holding companies, federal savings and loan holding companies are not currently subject to any regulatory capital requirements or to supervision by the Federal Reserve Board.

Under federal law, the business activities of United Financial are limited to those activities permissible for financial holding companies or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, as well as activities that are incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c) (8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain additional activities authorized by Office of Thrift Supervision regulations.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings institution or holding company thereof, without prior written approval of the Office of Thrift Supervision. It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions:

(i)	the approval of interstate supervisory acquisitions by savings and loan holding companies; and

(ii)	the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisition.

The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal Securities Laws

United Financial’s common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1933. United Financial is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Taxation

Federal Taxation

General. United Financial and United Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to United Financial or United Bank.

The Internal Revenue Service (“IRS”) commenced an examination of United Financial’s 2005 and 2006 federal income tax returns in the second quarter of 2007. During the quarter ended March 31, 2008, the IRS proposed certain adjustments challenging the methodology used by United Financial to estimate the fair market value of its residential mortgage portfolio under Internal Revenue Code (“IRC”) Sec. 475. The change in fair value calculated under IRC Sec. 475 is considered a temporary difference in United Financial’s FAS109 deferred income tax calculations. In June 2008, United Financial agreed to a settlement of the proposed adjustments with the IRS. As a result, for tax years 2005 and 2006 United Financial had a tax deficiency of $994,000 and related interest due of $76,000. In conjunction with the settlement, United Financial has amended its calculation of the fair market value of its residential mortgage portfolio beginning with the 2007 tax year.

Method of Accounting. For federal income tax purposes, United Financial currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.

Bad Debt Reserves. Historically, United Bank has been subject to special provisions in the tax law regarding allowable bad debt tax deductions and related reserves. Tax law changes were enacted in 1996, pursuant to the Small Business Protection Act of 1996 (the “1996 Act”), that eliminated the use of the percentage of taxable income method for tax years after 1995 and required recapture into taxable income over a six year period all bad debt reserves accumulated after 1988. United Bank recaptured its reserves accumulated after 1988 over the six-year period ended December 31, 2001.

Currently, United Financial’s consolidated group uses the specific charge off method to account for bad debt deductions for income tax purposes.

Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to November 1, 1988 were subject to recapture into taxable income if United Bank failed to meet certain thrift asset and definitional tests.

At December 31, 2008, United Bank’s total federal pre-base year reserve was approximately $6.2 million. However, under current law, base-year reserves remain subject to recapture if United Bank makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter.

Alternative Minimum Tax. The IRC imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”). The AMT is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. United Financial and United Bank have not been subject to the alternative minimum tax and have no such amounts available as credits for carryover.

Contribution Carryforwards. United Financial’s consolidated return had a $1.3 million contribution carryforward at December 31, 2007, related to its $3.6 million contribution to fund United Charitable Foundation in 2005. United Financial utilized its remaining carryforward in 2008.

Corporate Dividends-Received Deduction. United Financial may exclude from its federal taxable income 100% of dividends received from United Bank as a wholly owned subsidiary. The corporate dividends-received deduction is 80% when the dividend is received from a corporation having at least 20% of its stock owned by the recipient corporation. A 70% dividends-received deduction is available for dividends received from corporations owning less than 20% by the recipient corporation.

State Taxation

For Massachusetts income tax purposes, until 2009 a consolidated tax return cannot be filed. Instead, United Financial, United Bank, and each of their subsidiaries file separate annual income tax returns. Beginning in 2009, United Financial and United Bank will be required to file a combined return pursuant to a Massachusetts law change enacted in July 2008. The security corporation subsidiary will continue to file separately. United Financial’s state tax returns, as well as those of United Bank and its subsidiaries, are not currently under audit. The years after 2004 are open for exam.

United Bank files Massachusetts financial institution income tax returns and is subject to an annual Massachusetts tax at a rate of 10.5% of its net income. Massachusetts net income is defined as gross income, other than 95% of dividends received in any taxable year beginning on or after January 1, 1999 from or on account of the ownership of any class of stock if the institution owns 15% or more of the voting stock of the institution paying the dividend, less the deductions, but not the credits allowable under the provisions of the Internal Revenue Code, as amended and in effect for the taxable year. The dividends must meet the qualifications under Massachusetts law. Deductions with respect to the following items, however, are not allowed except as otherwise provided: (a) dividends received, except as otherwise provided; (b) losses sustained in other taxable years; (c) taxes on or measured by income, franchise taxes measured by net income, franchise taxes for the privilege of doing business and capital stock taxes imposed by any state; or (d) the deduction allowed by section 168(k) of the Code.

Due to this legislative change, beginning in 2010 the Massachusetts financial institution tax rate will decrease by 0.5% each year for three years until 2012, when it will become 9% and will remain at that rate.

United Financial is required to file a Massachusetts income tax return and is generally subject to a state income tax rate that is the same rate as the tax rate for financial institutions in Massachusetts. As a Maryland business corporation, United Financial is required to file annual returns and pay annual fees to the State of Maryland.

United Bank’s subsidiary, UCB Securities, Inc., is taxed as a Massachusetts security corporation, and is subject to a state tax rate of 1.32% of its gross income.

Properties

The following table provides certain information as of December 31, 2008 with respect to United Bank’s main office located in West Springfield and our 14 other full service branch offices, United Bank’s drive-up facilities and United Bank’s financial service facilities:

Location	Leased or Owned	Year Acquired or Leased		Square Footage	Net Book Value of Real Property
					(In thousands)
Main Office:
95 Elm Street West Springfield, MA 01089	Owned	1999		46,147	$1,387

Full Service Branches:
115 State Street Springfield, MA 01103	Leased		(1)	3,401	50

1077 St. James Avenue Springfield, MA 01104	Owned	2003		8,354	864

459 Main Street Indian Orchard, MA 01151	Leased		(2)	2,560	—

528 Center Street Ludlow, MA 01056	Owned	2002		3,000	966

1930 Wilbraham Road Springfield, MA 01129	Owned	2001		2,304	668

670 Bliss Road Longmeadow, MA 01106	Leased		(3)	1,652	—

1325 Springfield Street Feeding Hills, MA 01030	Leased		(4)	2,400	—

180 Main Street Northampton, MA 01060	Leased		(5)	2,800	201

10 Elm Street Westfield, MA 01085	Owned	1981		8,500	727

14 Russell Road Huntington, MA 01050	Owned	2001		720	155

168 Southampton Road Westfield, MA 01085	Leased		(6)	2,890	1,766

1830 Northampton Street Holyoke, MA 01040	Owned	1994		6,409	565

Location	Leased or Owned	Year Acquired or Leased		Square Footage	Net Book Value of Real Property
					(In thousands)
94 Shaker Road East Longmeadow, MA 01028	Leased	2008	(7)	2,411	—

806 Suffield Street Agawam, MA 01001	Leased	2008	(8)	2,972	1,259

Other:
52 Van Deene Avenue West Springfield, MA 01089	Owned	2005	(9)	547	620

33 Westfield Street West Springfield, MA 01089	Owned		(10)	1,720	950

140 Main Street Northampton, MA 01060	Leased	2006	(11)	1,375	—

491 Pleasant Street Northampton, MA 01060	Leased	2008	(12)	7,405	542

(1)	United Bank has a lease for a five-year period expiring in June 2010 with a renewal option for five additional years.
(2)	United Bank has a lease for a five-year period expiring in May 2013 with an additional five-year renewal option.
(3)	United Bank has a lease for a five-year period expiring in September 2011.
(4)	United Bank has a lease for a five-year period expiring in September 2010 with a renewal option for five additional years.
(5)	United Bank has a lease for a ten-year period expiring in April 2016 with two five-year renewal options.
(6)	United Bank has a lease for a twenty-five year period expiring in March 2031 with two five-year renewal options. This lease is classified as a capitalized lease for accounting and reporting purposes.
(7)	United Bank has a lease for a ten-year period expiring in January 2018 with a renewal option for ten additional years.
(8)	United Bank has a lease for a twenty-year period expiring in March 2028 with two five-year renewal options. This lease is classified as a capitalized lease for accounting and reporting purposes
(9)	This office is a drive-up facility only.
(10)	A portion of this facility is used as a Wealth Management office which offers insurance, investment products and financial planning services.
(11)	United Bank has a two-year lease for this Wealth Management services facility which expires in November 2010 and has one two-year renewal option
(12)	This office is an express drive-up branch.

The net book value of United Bank’s premises, land and equipment, including capitalized lease assets, was $10.7 million at December 31, 2008.

Legal Proceedings

United Financial and its subsidiary are subject to various legal actions arising in the normal course of business. At December 31, 2008, United Bank was not involved in any legal proceedings that were material to United Financial’s financial condition or results of operations.

Management’s Discussion and Analysis of Results of Operations

Critical Accounting Policies

Critical accounting policies are those that involve significant judgments and assumptions by management and that have, or could have, a material impact on United Financial’s income or the carrying value of United Financial’s assets. United Financial’s critical accounting policies are those related to United Financial’s allowance for loan losses and the evaluation of the investment portfolio for other-than-temporary impairment (“OTTI”).

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses which is charged against income. The methodology for determining the allowance for loan losses is considered a critical accounting policy by management due to the high degree of judgment involved, the subjectivity of the assumptions utilized and the potential for changes in the economic environment that could result in adjustments to the amount of the recorded allowance for loan losses.

As a substantial amount of United Financial’s loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans and discounted cash flow valuations of properties are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisals and discounted cash flow valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly affect the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals and discounted cash flow valuations are reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the related loans.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. United Bank considers a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates by management that may be susceptible to significant change based on changes in economic and real estate market conditions.

The allowance has a specific and general component. The specific component relates to loans that are delinquent or otherwise identified as potential problem loans through the application of United Bank’s loan review process and United Bank’s loan grading system. All such loans are evaluated individually, with principal consideration given to the value of the collateral securing the loans. Specific allowances are established as required by this analysis. The general component is determined by segregating the remaining loans by type of loan, credit grade and payment history. United Bank also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general component of the allowance for loan losses.

Actual loan losses may be significantly more than the allowances United Bank has established which could have a material negative effect on United Bank’s financial results in future periods.

Evaluation of the Investment Portfolio for Other-Than-Temporary Impairment. The evaluation of the investment portfolio for other-than-temporary impairment is also a critical accounting estimate. In evaluating the investment portfolio for other-than-temporary impairment, management considers the issuer’s credit rating, credit outlook, payment status and financial condition, the length of time the security has been in a loss position, the size of the loss position and other meaningful information. If a decline in the fair value of an investment security below its cost is judged to be other-than-temporary the cost basis of the investment security is written down to fair value as a new cost basis and the amount of the credit related impairment write-down is included in the results of operations and the non-credit related impairment for securities not expected to be sold is recognized in other comprehensive income (loss). A number of factors or combinations of factors could cause us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to these securities constitutes an impairment that is other than temporary. These factors include, but are not limited to, failure to make scheduled principal and/or interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value.

Comparison of Financial Condition at June 30, 2009 and December 31, 2008

Total assets decreased $24.5 million, or 1.9%, to $1.24 billion at June 30, 2009 from $1.26 billion at December 31, 2008 mainly due to a decrease in the balances of available for sale investment securities and net loans, partially offset by increases in held to maturity investment securities and cash and cash equivalents. Securities available for sale decreased $58.4 million, or 18.6%, to $255.1 million at June 30, 2009 from $313.5 million at December 31, 2008, as a result of sales of mortgage-backed securities totaling $23.9 million and repayments on existing bonds. These securities were sold in connection with an investment strategy to recognize gains on longer-duration, higher-coupon bonds which were prepaying at very high levels. Net loans decreased $4.8 million, or 0.6%, to $859.6 million at June 30, 2009 from $864.4 million at December 31, 2008, as a result of the sale of $29.5 million of historically low-coupon, long-term, fixed-rate residential mortgages in accordance with an asset liability management strategy. The impact of the loan sales was offset in part by growth of $22.7 million in commercial mortgages. Cash and cash equivalent balances grew $9.5 million to $23.1 million at June 30, 2009 reflecting a temporary increase in cash on deposit at the FHLBB. Securities held to maturity increased $22.8 million to $26.0 million at June 30, 2009 due to purchases of mortgage-backed securities. A portion of the cash flows received from the sales of investments and loans was used to pay down FHLBB advances and to fund the repurchase of 1,262,438 shares of the United Financial’s common stock at a total cost of $17.0 million.

Total deposits increased $32.9 million, or 4.2%, to $815.5 million at June 30, 2009 compared to $782.7 million at December 31, 2008 mainly due to growth in core account balances (primarily in savings and money market accounts), partially offset by runoff in certificates of deposit. Core deposit balances grew $50.2 million, or 12.3%, to $457.0 million at June 30, 2009 from $406.8 million at December 31, 2008 reflecting competitive products and pricing, excellent customer service and targeted promotional activities. The increase in core deposits was partially offset by a decrease in certificates of deposit of $17.3 million, or 4.6%, to $358.6 at June 30, 2009 compared to $375.9 million at December 31, 2008. FHLBB advances were reduced by $47.5 million, or 22.8%, to $161.1 million at June 30, 2009 from $208.6 million at December 31, 2008 reflecting pay downs of overnight borrowings utilizing cash flows from the investment and loan portfolios.

Total stockholders’ equity decreased $14.1 million, or 6.2%, to $213.6 million at June 30, 2009 from $227.7 million at December 31, 2008 as a result of repurchases of United Financial’s common stock totaling $17.0 million and cash dividend payments amounting to $2.2 million. These decreases were partially offset by net income of $2.7 million for the six months ended June 30, 2009, an increase of $646,000 in net unrealized gains on securities available for sale, stock-based compensation expense totaling $1.2 million and ESOP compensation expense of $493,000.

Credit Quality

United Financial actively manages credit risk through its underwriting practices and collection operations and it does not offer nor has it historically offered residential mortgage and other consumer loans to subprime or Alt-A borrowers. Non-performing assets totaled $6.0 million, or 0.48% of total assets, at June 30, 2009 compared to $5.8 million, or 0.46% of total assets, at December 31, 2008. See also “Note H – Non-Performing Assets” in the Notes to the Unaudited Consolidated Interim Financial Statements for United Financial in this document.

Delinquent Loans. The following table sets forth United Bank’s loan delinquencies by type and by amount at the dates indicated.

	Loans Delinquent For
	60 - 89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At June 30, 2009
Residential mortgages	12	$1,243	9	$2,030	21	$3,273
Commercial mortgages	9	1,828	7	2,060	16	3,888
Construction	2	168	4	761	6	929
Home equity	3	208	—	—	3	208
Commercial and industrial	6	276	13	304	19	580
Automobile	1	3	—	—	1	3
Other consumer	—	—	3	180	3	180

Total	33	$3,726	36	$5,335	69	$9,061

At December 31, 2008
Residential mortgages	7	$939	7	$1,244	14	$2,183
Commercial mortgages	3	772	8	2,544	11	3,316
Construction	1	140	3	444	4	584
Home equity	2	126	—	—	2	126
Commercial and industrial	5	242	15	425	20	667
Automobile	1	8	—	—	1	8
Other consumer	1	2	2	140	3	142

Total	20	$2,229	35	$4,797	55	$7,026

Classified Assets. The following table shows the aggregate amount of United Bank’s classified assets at the date indicated for both loans and foreclosed assets. The total amount of loans in the table below at June 30, 2009 includes fourteen relationships which represent 67% of the classified asset total. Construction loans for one- to-four family or condominium development represent 27% of the total classified asset total. The increase in classified loans is primarily the result of downgrades on three commercial retail based mortgage loans and two commercial and industrial facilities with outstanding balances totaling $9.3 million.

	At June 30, 2009		At December 31, 2008
	(In thousands)
Residential Real Estate (1) :
Special mention	$368		$379
Substandard	1,815	(2)	1,552

All Other Loans(3) :
Special mention	21,056		17,984
Substandard	33,285		22,975
Doubtful	300		894
Loss	—		—

Foreclosed Assets:
Other real estate owned	644		998

Total classified assets	$57,468		$44,782

(1)	Includes one-to-four family loans and home equity loans and lines of credit.
(2)	Includes ten residential relationships, four of which are in foreclosure or liquidation proceedings.
(3)	At June 30, 2009, includes $14.6 million of construction loans for one- to-four family or condominium construction.

Comparison of Operating Results for the Three Months Ended June 30, 2009 and 2008

Overview

United Financial’s results of operations depend primarily on United Financial’s net interest income. Net interest income is the difference between the interest income earned on interest-earning assets, consisting primarily of loans, investment securities and other interest-earning assets, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and Federal Home Loan Bank advances.

United Financial’s results of operations also are affected by provisions for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of deposit account fees, gain on sale of loans and securities, wealth management fees, increases in the cash surrender value of bank-owned life insurance and miscellaneous other income. Non-interest expense consists primarily of salaries and benefits, data processing, occupancy, marketing, professional fees, FDIC insurance assessment, postage, printing, office supplies, and other operating expenses. In 2009, United Financial’s non-interest expense also included merger related expenses relating to United Financial’s acquisition of CNB Financial. United Financial’s results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Net Income. United Financial’s net income was $560,000, or $0.04 per diluted share, for the second quarter of 2009 compared to net income of $2.0 million, or $0.12 per diluted share, for the same period in 2008. The current period results include non-deductible expenses totaling $1.2 million related to the pending acquisition of CNB Financial and its subsidiary, Commonwealth National Bank and a special FDIC insurance assessment of $538,000 ($312,000 net of taxes). The results for the 2009 period benefitted from gains of $461,000 from sales of securities and $238,000 from sales of loans and an increase in income from bank-owned life insurance, offset in part by lower net interest income and higher non-interest expenses.

Average balances and yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield.

	Three Months Ended June 30,
	2009			2008
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans:
Residential real estate(1)	$341,193	$4,678	5.48%	$356,721	$4,926	5.52%
Commercial real estate	290,205	4,194	5.78%	257,831	4,010	6.22%
Home equity	120,703	1,365	4.52%	117,106	1,643	5.61%
Commercial and industrial	82,202	1,112	5.41%	83,228	1,302	6.26%
Consumer and other	26,579	372	5.60%	30,418	414	5.44%

Total loans	860,882	11,721	5.45%	845,304	12,295	5.82%
Investment securities	283,005	3,390	4.79%	288,502	3,560	4.94%
Other interest-earning assets	24,421	9	0.15%	12,591	118	3.75%

Total interest-earning assets	1,168,308	15,120	5.18%	1,146,397	15,973	5.57%
Noninterest-earning assets(2)	57,902			37,230

Total assets	$1,226,210			$1,183,627

Interest-bearing liabilities:
Savings accounts	$116,078	331	1.14%	$82,335	235	1.14%
Money market accounts	182,055	604	1.33%	173,958	784	1.80%
NOW accounts	29,615	34	0.46%	33,332	45	0.54%
Certificates of deposit	361,356	2,675	2.96%	364,017	3,295	3.62%

Total interest-bearing deposits	689,104	3,644	2.12%	653,642	4,359	2.67%
FHLB advances	164,955	1,704	4.13%	170,052	1,603	3.77%
Other interest-bearing liabilities	33,140	229	2.76%	12,579	103	3.28%

Total interest-bearing liabilities	887,199	5,577	2.51%	836,273	6,065	2.90%
Demand deposits	114,321			108,348
Other noninterest-bearing liabilities	8,189			10,765

Total liabilities	1,009,709			955,386
Stockholders’ equity	216,501			228,241

Total liabilities and stockholders’ equity	$1,226,210			$1,183,627

Net interest income		$9,543			$9,908

Interest rate spread(3)			2.67%			2.67%
Net interest-earning assets(4)	$281,109			$310,124

Net interest margin(5)			3.27%			3.46%
Average interest-earning assets to average interest-bearing liabilities			131.68%			137.08%

(1)	Includes loans held for sale.
(2)	Includes bank-owned life insurance, the income on which is classified as non-interest income.

(3)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents annualized net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on United Financial’s net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Three Months Ended June 30, 2009 vs. 2008
	Increase (Decrease) Due to		Net
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans:
Residential real estate(1)	$(212)	$(36)	$(248)
Commercial real estate	481	(297)	184
Home equity	49	(327)	(278)
Commercial and industrial	(16)	(174)	(190)
Consumer and other	(53)	11	(42)

Total loans	249	(823)	(574)
Investment securities	(67)	(103)	(170)
Other interest-earning assets	58	(167)	(109)

Total interest-earning assets	240	(1,093)	(853)
Interest-bearing liabilities:
Savings accounts	96	—	96
Money market accounts	35	(215)	(180)
NOW accounts	(5)	(6)	(11)
Certificates of deposit	(24)	(596)	(620)

Total interest-bearing deposits	102	(817)	(715)
FHLB advances	(49)	150	101
Other interest-bearing liabilities	144	(18)	126

Total interest-bearing liabilities	197	(685)	(488)

Change in net interest income	$43	$(408)	$(365)

(1)	Includes loans held for sale.

Net Interest Income Before Provision for Loan Losses. Net interest income before provision for loan losses decreased $365,000, or 3.7%, to $9.5 million for the three months ended June 30, 2009 from the same period in 2008 as a result of net interest margin contraction, partially offset by growth in average interest-earning assets. Net interest margin decreased 19 basis points to 3.27% for the three-month period ended June 30, 2009 compared to 3.46% for the same period in 2008 reflecting a decrease of 37 basis points in the yield on loans driven by a substantial amount of loan refinancing activity and the lower interest rate environment, an increase in funds held in lower-yielding cash equivalents, the elimination of the FHLB stock dividend beginning with the fourth quarter 2008 payment, and the cost to fund the purchase of bank-owned life insurance and share repurchases. These items were partially offset by a decrease of 39 basis points in the average rate paid on interest-bearing liabilities. Average earning assets expanded $21.9 million, or 1.9%, to $1.2 billion, mainly due to loan growth.

Interest Income. Interest income decreased $853,000, or 5.3%, to $15.1 million for the three months ended June 30, 2009 from $16.0 million for the prior year period due to a lower yield on average interest-earning assets, partially offset by growth in average interest-earning assets. The yield on average interest-earning assets decreased by 39 basis points to 5.18% for the second quarter of 2009 in connection with the lower interest rate environment. The decrease in market rates contributed to the downward repricing of a portion of United Financial’s existing assets and to lower rates for new assets. Since a significant amount of United Financial’s average interest-earning assets are fixed rate and the impact of Federal Reserve Board actions was less pronounced on the long end of the yield curve, the effect of the decrease in market rates was primarily limited to home equity, commercial and commercial real estate loans due to the significant number of those loans tied to the prime rate or a shorter-term index. The lower yield on earning assets was also due to the suspension of the Federal Home Loan Bank of Boston stock dividend for the second quarter of 2009 and most likely the remainder of the year. In the comparable 2008 period, United Bank received $102,000 in stock dividends from the Federal Home Loan Bank of Boston. Total average interest-earning asset balances increased $21.9 million, or 1.9%, to $1.2 billion for the three months ended June 30, 2009 mainly due to growth in average loans and other interest-earning assets, offset in part by lower average investment security balances. Total average loans increased $15.6 million, or 1.8%, to $860.9 million for the second quarter of 2009 as a result of origination activity, partially offset by scheduled amortization, prepayments of existing loans and residential real estate loan sales during the second quarter of 2009. The expansion in other interest-earning assets of $11.8 million, or 94.0%, to $24.4 million for the second quarter of 2009 is due to an increase in funds held in lower-yielding cash equivalents. Total average investment securities decreased by $5.5 million, or 1.9%, to $283.0 million mainly due to sales of mortgage-backed securities and principal repayments of existing securities.

Interest Expense. Interest expense decreased $488,000, or 8.1%, to $5.6 million for the three months ended June 30, 2009 from $6.1 million for the prior year period reflecting a decrease in the average rate paid on interest-bearing liabilities, partially offset by an increase in average interest-bearing liabilities. The average rate paid on interest-bearing liabilities declined 39 basis points to 2.51% for the three months ended June 30, 2009 reflecting the repricing of money market and certificate of deposit balances in response to interest rate cuts initiated by the Federal Reserve Board. In addition, the average yield on FHLB advances increased by 36 basis points to 4.13% reflecting paydowns of lower rate short-term advances. Average interest-bearing liabilities increased $50.9 million, or 6.1%, to $887.2 million for the three months ended June 30, 2009 from $836.3 million for the prior year period reflecting growth in interest-bearing deposits and other interest-bearing liabilities, partially offset by a decrease in average FHLB advances. Total average interest-bearing deposits increased $35.5 million, or 5.4%, to $689.1 million for the second quarter of 2009 as compared to $653.6 million for the three months ended June 30, 2008, mainly attributable to an increase in savings account and money market account balances related to new branches opened in 2008, attractive products, competitive pricing and excellent customer service. Total other interest-bearing liabilities increased $20.6 million, or 163.5%, to $33.1 million reflecting the use of repurchase agreements to support balance sheet expansion and lengthen the duration of borrowings at attractive rates. Total average FHLB advances decreased $5.1 million, or 3.0%, to $165.0 million due to the use of cash flows from investment securities and loans to pay down short-term borrowings.

Provision for Loan Losses. The provision for loan losses increased slightly to $675,000 for the three months ended June 30, 2009 as compared to $651,000 for the same period in 2008. The provision for the second quarter of 2009 reflects the impact of an increase in classified assets and the continuing shift to a more commercially oriented loan portfolio. The allowance for loan losses is based on management’s estimate of the probable losses inherent in the portfolio, considering the impact of certain factors. Among the factors management may consider are prior loss experience, current economic conditions and their effect on borrowers, the character and size of the portfolio, trends in nonperforming loans and delinquency rates and the performance of individual loans in relation to contractual terms. The provision for loan losses reflects adjustments to the allowance based on management’s review of the loan portfolio in light of those conditions. The allowance for loan losses was $9.0 million, or 1.03%, of loans outstanding at June 30, 2009.

Non-interest Income. Non-interest income increased $1.0 million, or 64.9%, to $2.6 million for the three months ended June 30, 2009 from $1.6 million for the comparable period in 2008 due to net gains of $461,000 realized from sales of securities and $238,000 realized from loan sales, both as more fully described on p.20, as well as an increase of $245,000 in income from bank-owned life insurance. The increase in income from bank-owned life insurance reflects the purchase of an additional $20 million of cash surrender value life insurance in November of 2008.

Non-interest Expense. Non-interest expense increased $2.5 million, or 32.8%, to $10.0 million for the three months ended June 30, 2009 from $7.6 million for the prior year period. Current period expenses include acquisition-related costs totaling $1.2 million and a special FDIC insurance assessment of $538,000. Excluding these items, total non-interest expenses would have been $8.3 million, $781,000 or 10.3% higher than the same period last year. Salaries and benefits increased $416,000, or 9.9%, reflecting an increase in stock-based compensation as a result of stock options and restricted stock granted in the second quarter of 2008, annual wage increases, and staffing costs related to new branches opened in 2008 and 2009. Occupancy costs increased $63,000, or 10.9%, primarily due to new branches. In addition to the $538,000 special assessment, the FDIC insurance assessment increased $188,000 in connection with higher premiums that became effective in 2009. Other expenses expanded by $236,000 due to the prior year reversal of $92,000 in IRS- related interest, which was accrued in the first quarter of 2008, and an increase of $69,000 in equipment depreciation and maintenance costs.

Income Tax Expense. Income tax expense decreased $399,000 to $873,000 for three months ended June 30, 2009 from the comparable 2008 period as a result of lower pretax income offset by an increase in the effective rate from 38.8% to 60.9% due to the non-deductible merger expenses.

Comparison of Operating Results for the Six Months Ended June 30, 2009 and 2008

Net Income. United Financial’s net income for the six months ended June 30, 2009 amounted to $2.7 million, or $0.17 per diluted share, compared to $4.0 million, or $0.24 per diluted share, for the same period in 2008. Current period results include non-deductible expenses totaling $1.2 million related to the pending acquisition of Commonwealth National Bank and a special FDIC insurance assessment of $538,000 ($312,000 net of taxes). The results for the 2009 period benefitted from gains of $461,000 from sales of securities and $363,000 from sales of loans as well as an increase in income from bank-owned life insurance, offset by lower net interest income, an increase in the provision for loan losses and higher non-interest expenses.

Average balances and yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield.

	Six Months Ended June 30,
	2009			2008
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans:
Residential real estate(1)	$348,090	$9,621	5.53%	$352,739	$9,849	5.58%
Commercial real estate	286,418	8,382	5.85%	253,397	8,032	6.34%
Home equity loans	121,034	2,784	4.60%	117,181	3,437	5.87%
Commercial and industrial	82,502	2,224	5.39%	82,803	2,690	6.50%
Consumer and other	27,163	761	5.60%	30,684	834	5.44%

Total loans	865,207	23,772	5.50%	836,804	24,842	5.94%
Investment securities	298,316	7,261	4.87%	250,191	6,178	4.94%
Other interest-earning assets	19,568	17	0.17%	17,193	359	4.18%

Total interest-earning assets	1,183,091	31,050	5.25%	1,104,188	31,379	5.68%
Noninterest-earning assets(2)	55,557			35,558

Total assets	$1,238,648			$1,139,746

Interest-bearing liabilities:
Savings accounts	$110,900	620	1.12%	$74,943	400	1.07%
Money market accounts	176,645	1,229	1.39%	174,380	1,793	2.06%
NOW accounts	29,977	68	0.45%	32,629	85	0.52%
Certificates of deposit	364,178	5,552	3.05%	359,024	7,054	3.93%

Total interest-bearing deposits	681,700	7,469	2.19%	640,976	9,332	2.91%
FHLB advances	184,619	3,440	3.73%	143,285	2,904	4.05%
Other interest-bearing liabilities	32,463	443	2.73%	12,085	204	3.38%

Total interest-bearing liabilities	898,782	11,352	2.53%	796,346	12,440	3.12%
Demand deposits	112,719			105,066
Other noninterest-bearing liabilities	8,567			10,507

Total liabilities	1,020,068			911,919
Stockholders’ equity	218,580			227,827

Total liabilities and stockholders’ equity	$1,238,648			$1,139,746

Net interest income		$19,698			$18,939

Interest rate spread(3)			2.72%			2.56%
Net interest-earning assets(4)	$284,309			$307,842

Net interest margin(5)			3.33%			3.43%
Average interest-bearing assets to average interest-bearing liabilities			131.63%			138.66%

(1)	Includes loans held for sale.
(2)	Includes bank-owned life insurance, the income on which is classified as non-interest income.

(3)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents annualized net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on United Financial’s net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Six Months Ended June 30, 2009 vs. 2008
	Increase (Decrease) Due to		Net
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans:
Residential real estate(1)	$(129)	$(99)	$(228)
Commercial real estate	997	(647)	350
Home equity loans	110	(763)	(653)
Commercial and industrial	(10)	(456)	(466)
Consumer and other	(98)	25	(73)

Total loans	870	(1,940)	(1,070)
Investment securities	1,172	(89)	1,083
Other interest-earning assets	44	(386)	(342)

Total interest-earning assets	2,086	(2,415)	(329)

Interest-bearing liabilities:
Savings accounts	200	20	220
Money market accounts	23	(587)	(564)
NOW accounts	(7)	(10)	(17)
Certificates of deposit	100	(1,602)	(1,502)

Total interest-bearing deposits	316	(2,179)	(1,863)
FHLB advances	785	(249)	536
Other interest-bearing liabilities	285	(46)	239

Total interest-bearing liabilities	1,386	(2,474)	(1,088)

Change in net interest income	$700	$59	$759

(1)	Includes loans held for sale.

Net Interest Income Before Provision for Loan Losses. Net interest income before provision for loan losses increased $759,000, or 4.0%, to $19.7 million for the six months ended June 30, 2009 from $18.9 million for the comparable 2008 period reflecting growth in average earning assets, partially offset by net interest margin contraction. Net interest margin decreased 10 basis points to 3.33% for the six months ended June 30, 2009 from 3.43% for the prior year period reflecting a decrease of 44 basis points in the yield on loans driven by a substantial amount of loan refinancing activity and the lower interest rate environment, an increase in funds held in lower-yielding cash equivalents, the elimination of the FHLB stock dividend beginning with the fourth quarter 2008 payment, and the cost to fund the purchase of bank-owned life insurance and share repurchases. These items were partially offset by a decrease of 59 basis points in the average rate paid on interest-bearing liabilities.

Average earning assets expanded $78.9 million, or 7.2%, to $1.2 billion, mainly due to purchases of mortgage-backed securities and loan growth.

Interest Income. Interest income decreased $329,000, or 1.1%, to $31.1 million for the six months ended June 30, 2009 from $31.4 million for the prior year period reflecting a decrease in the yield on average interest-earning assets, partially offset by expansion in total average interest-earning asset balances. The yield on average interest-earning assets decreased 43 basis points to 5.25% for the six months ended June 30, 2009 in connection with the lower interest rate environment. Since a significant amount of United Financial’s average interest-earning assets are fixed rate and the impact of Federal Reserve Board actions was less pronounced on the long end of the yield curve, the effect of the decrease in market rates was primarily limited to home equity, commercial and commercial real estate loans due to the significant number of those loans tied to the prime rate or a shorter-term index. Total average interest-earning asset balances increased $78.9 million, or 7.2%, to $1.2 billion for the six months ended June 30, 2009 due in large part to purchases of investment securities and loan growth. Total average investment securities increased by $48.1 million, or 19.2%, to $298.3 million for the first six months of 2009 primarily due to the purchases of mortgaged-backed securities. Total average loans increased $28.4 million, or 3.4%, to $865.2 million for the first six months of 2009 as a result of origination activity, partially offset by prepayments and normal amortization. The impact of the decrease in market rates was partially offset by purchases of higher yielding mortgage-backed securities.

Interest Expense. Interest expense decreased $1.1 million, or 8.8%, to $11.4 million for the six months ended June 30, 2009 from $12.4 million for the prior year period due to a decrease in the average rate paid on interest-bearing liabilities, partially offset by growth in average interest-bearing liabilities. The average rate paid on interest-bearing liabilities declined 59 basis points to 2.53% for the six months ended June 30, 2009 reflecting the repricing of money market and certificate of deposit balances in response to interest rate cuts initiated by the Federal Reserve Board. Since a large portion of United Financial’s interest-bearing liabilities are short-term, the impact of the expansion in market rates was significant. Average interest-bearing liabilities increased $102.4 million, or 12.9%, to $898.8 million for the six months ended June 30, 2009 reflecting growth in interest-bearing deposits, FHLB advances and other interest-bearing liabilities. Total average interest-bearing deposits increased $40.7 million, or 6.4%, to $681.7 million for the first six months of 2009 mainly attributable to an increase in savings and money market accounts and certificate of deposit balances related to new branches opened in 2008, attractive products, competitive pricing and excellent customer service. Total average FHLB advances increased $41.3 million, or 28.9%, to $184.6 million to fund asset growth and to take advantage of lower interest rates. Other interest-bearing liabilities increased $20.4 million or 168.6% reflecting the use of repurchase agreements to support balance sheet expansion and lengthen the duration of borrowings at attractive rates.

Provision for Loan Losses. The provision for loan losses was $1.2 million for the six months ended June 30, 2009 as compared to $835,000 for the same period in 2008. The provision for the second quarter of 2009 reflects the impact of an increase in classified assets as well as higher net charge-offs and the continuing shift to a more commercially oriented loan portfolio. The allowance for loan losses was $9.0 million, or 1.03%, of loans outstanding at June 30, 2009.

Non-interest Income. Non-interest income increased $1.4 million, or 43.7%, to $4.4 million for the six months ended June 30, 2009 due to net gains of $461,000 realized from sales of securities and $363,000 realized from loan sales, as well as an increase of $509,000 in bank-owned life insurance income.

Non-interest Expense. Non-interest expense increased $3.5 million, or 23.5%, to $18.2 million for the six months ended June 30, 2009 from $14.7 million for the prior year period. Current period expenses include acquisition-related costs totaling $1.2 million and a special FDIC insurance assessment of $538,000. Excluding these items, total non-interest expenses would have increased $1.8 million or 12.0%. Total salaries and benefits increased $1.0 million, or 12.6%, mainly due to staffing costs for new branches opened in 2008 and 2009, new employees hired to support and facilitate the growth of United Financial, annual wage increases and an increase in stock related compensation expense. Occupancy costs grew $219,000, or 20.1%, principally attributable to the new branches opened in 2008 and 2009. Data processing costs expanded $107,000, or 7.0%, reflecting a larger loan and deposit base and new branches opened in 2008 and 2009. In addition to the $538,000 special assessment, the FDIC insurance assessment increased $507,000 in connection with higher premiums that became effective in 2009.

Income Tax Expense. Income tax expense decreased $435,000 to $2.1 million for six months ended June 30, 2009 from $2.5 million for the comparable 2008 period due in large part to a decrease in income before income taxes offset by an increase in the effective rate from 38.8% to 56.6%. The increase in the effective tax rate was mainly attributable to the non-deductible acquisition-related expenses totaling $1.2 million offset by an increase of $509,000 in bank-owned life insurance income.

Market Risk, Liquidity and Capital Resources

Market Risk

The majority of United Bank’s assets and liabilities are monetary in nature. Consequently, United Bank’s most significant form of market risk is interest rate risk (“IRR”). United Bank’s assets, consisting primarily of mortgage loans, have longer maturities than United Bank’s liabilities, consisting primarily of deposits. As a result, a principal part of United Bank’s business strategy is to manage IRR and reduce the exposure of United Bank’s net interest income (“NII”) to changes in market interest rates. Accordingly, United Bank’s board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the IRR inherent in United Bank’s assets and liabilities, for determining the level of risk that is appropriate given United Bank’s business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by United Bank’s board of directors. With the assistance of an IRR management consultant, the committee monitors the level of IRR on a regular basis and meets at least on a quarterly basis to review United Bank’s asset/liability policies and IRR position.

United Bank has sought to manage its IRR in order to minimize the exposure of United Bank’s earnings and capital to changes in interest rates. As part of United Bank’s ongoing asset-liability management, United Bank currently uses the following strategies to manage United Bank’s IRR: (i) using alternative funding sources, such as advances from the Federal Home Loan Bank of Boston, to “match fund” certain longer-term one- to four-family residential mortgage loans; (ii) continued emphasis on increasing core deposits; (iii) offering adjustable rate and shorter-term home equity loans, commercial real estate loans, construction loans and commercial and industrial loans; (iv) offering a variety of consumer loans, which typically have shorter-terms and (v ) investing in mortgage-backed securities with variable rates or fixed rates with shorter durations. Reducing the average maturity of United Bank’s interest-earning assets by increasing United Bank’s investments in shorter-term loans and securities, as well as loans and securities with variable rates of interest, helps to better match the maturities and interest rates of United Bank’s assets and liabilities, thereby reducing the exposure of United Bank’s NII to changes in market interest rates.

Net interest income at-risk measures the risk of a decline in earnings due to potential short-term and long term changes in interest rates. The table below represents an analysis of United Bank’s IRR as measured by the estimated changes in NII, resulting from an instantaneous and sustained parallel shift in the yield curve of +200 basis points at June 30, 2009 and December 31, 2008. Due to the historically low level of interest rates, a model reflecting a downward shift in the yield curve is not relevant and was not produced at the dates indicated.

Net Interest Income At-Risk
Change in Interest Rates (Basis Points)	Estimated Increase (Decrease) in NII (June 30, 2009)	Estimated Increase (Decrease) in NII (December 31, 2008)
-100	NA	NA
Stable	0.0%	0.0%
+200	1.6%	(3.3)%

The preceding income simulation analysis does not represent a forecast of NII and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, which are subject to change, including: the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. Also, market conditions, prepayment/refinancing levels, the varying impact of interest rate changes on caps and floors embedded in adjustable rate loans, early withdrawal of deposits, changes in product preferences, and other internal/external variables may vary significantly from assumptions used.

Net Portfolio Value Simulation Analysis. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off balance sheet items (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, United Bank did not prepare a net portfolio value calculation for any interest rate decreases. A basis point equals one-hundredth of one percent, and 200 basis points equals two percent. An increase in interest rates from 3% to 5% would mean, for example, a 200 basis point increase in the “Change in Interest Rates” column below. The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information United Bank provide to the Office of Thrift Supervision to estimate the sensitivity of United Bank’s net portfolio value.

The tables below set forth, at the dates indicated, the estimated changes in United Bank’s net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. This data is for United Bank and its subsidiary only and does not include any yield curve changes in the assets of United Financial.

	June 30, 2009
				NPV as a Percentage of Present Value of Assets(3)
Change in Interest Rates (basis points)(1)	Estimated NPV(2)	Estimated Increase (Decrease) in NPV		NPV Ratio(4)	Increase (Decrease) (basis points)
		Amount	Percent
		(Dollars in thousands)
+300	$117,066	$(52,317)	(31)%	10.36%	(338)
+200	140,833	(28,551)	(17)	12.06	(169)
+100	158,614	(10,770)	(6)	13.19	(56)
0	169,383			13.75

	December 31, 2008
				NPV as a Percentage of Present Value of Assets(3)
Change in Interest Rates (basis points)(1)	Estimated NPV(2)	Estimated Increase (Decrease) in NPV		NPV Ratio(4)	Increase (Decrease) (basis points)
		Amount	Percent
		(Dollars in thousands)
+300	$122,901	$(66,712)	(35)%	10.52%	(424)
+200	147,220	(42,393)	(22)	12.19	(257)
+100	170,707	(18,906)	(10)	13.68	(108)
0	189,613			14.76

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV ratio represents NPV divided by the present value of assets.

The tables above indicate that at June 30, 2009 and December 31, 2008, in the event of a 300 basis point increase in interest rates, United Bank would experience a 31% and 35%, respectively, decrease in net portfolio value. United Bank did not prepare a net portfolio value calculation for interest rate decreases at the dates indicated due to the historically low interest rate environment.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of United Bank’s interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of United Bank’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on United Bank’s net interest income and will differ from actual results.

Liquidity

Liquidity is the ability to meet current and future financial obligations of a short-term nature. United Bank’s primary sources of funds consist of deposit inflows, advances from the Federal Home Loan Bank of Boston, loan and mortgage-backed securities repayments and maturities and sales of loans and other investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions and competition. United Bank’s Asset/Liability Management Committee is responsible for establishing and monitoring United Bank’s liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs of United Bank’s customers as well as unanticipated contingencies. United Bank seeks to maintain a liquidity ratio of 10% or greater. At June 30, 2009 United Bank’s liquidity ratio was 26.65%, compared to 35.02% at December 31, 2008.

United Bank regularly adjusts its investments in liquid assets based upon United Bank’s assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of United Bank’s asset/liability management program. Excess liquid assets are generally invested in interest-earning deposits and short- and intermediate-term securities.

United Bank’s most liquid assets are cash and cash equivalents. The levels of these assets are dependent on United Bank’s operating, financing, lending and investing activities during any given period. At June 30, 2009, cash and cash equivalents totaled $23.1 million. Securities classified as available-for-sale and held-to-maturity, which provide additional sources of liquidity, totaled $255.1 million and $26.0 million, respectively, at June 30, 2009. In addition, at June 30, 2009, United Bank had the ability to borrow a total of approximately $423.9 million from the Federal Home Loan Bank of Boston. On that date, United Bank had $161.1 million in advances outstanding.

United Bank’s cash flows are derived from operating activities, investing activities and financing activities as reported in United Bank’s Consolidated Statements of Cash Flows included in United Bank’s Consolidated Financial Statements included in this document.

At June 30, 2009, United Bank had $21.7 million in loan commitments outstanding. In addition to commitments to originate loans, United Bank had $168.4 million in unused lines of credit to borrowers and $20.4 million to be disbursed under existing construction loan commitments. Certificates of deposit due within one year of June 30, 2009 totaled $238.1 million, or 29.2% of total deposits. If these deposits do not remain with United Bank, United Bank will be required to seek other sources of funds, including other certificates of deposit and Federal Home Loan Bank advances. Depending on market conditions, United Bank may be required to pay higher rates on such deposits or other borrowings than United Bank currently pays on the certificates of deposit due on or before June 30, 2010. United Bank believes however, based on past experience, that a significant portion of United Bank’s certificates of deposit will remain with us. United Bank has the ability to attract and retain deposits by adjusting the interest rates offered.

United Bank’s primary investing activities are the origination of loans and the purchase of securities. For the six months ended June 30, 2009, United Bank originated $117.4 million of loans and purchased $27.7 million of securities. In the comparable 2008 period, United Bank originated $165.2 million of loans and purchased $170.0 million of securities.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. United Bank experienced a net increase in total deposits of $32.9 million and $56.0 million for the six months ended June 30, 2009 and 2008, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and United Bank’s local competitors and other factors.

Liquidity management is both a daily and long-term function of business management. If United Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank, which provides an additional source of funds. Federal Home Loan Bank advances decreased by $47.5 million during the six months ended June 30, 2009 reflecting the use of cash flows received from the loan and investment portfolios to pay down short term Federal Home Loan Bank advances. For the same period in 2008, Federal Home Loan Bank advances increased $82.4 million. Federal Home Loan Bank advances have primarily been used to fund loan demand and investment security purchases. United Bank has also used Federal Home Loan Bank advances to “match-fund” certain longer-term one- to four-family residential mortgage loans and commercial real estate loans. United Bank’s unused borrowing capacity with the FHLBB, excluding its $12.4 million line of credit, was approximately $250.9 million at June 30, 2009 and $282.1 million at December 31, 2008. At June 30, 2009 and December 31, 2008, United Bank had no borrowing against the line of credit. United Bank also has access to funding through the repurchase agreement and brokered CD markets and have received approval from the Federal Reserve Bank to access its discount window. United Bank and United Financial also applied for and received approval from the FDIC to issue guaranteed debt through the Temporary Liquidity Guarantee Program (“TLGP”). The FDIC has created this program to strengthen confidence and encourage liquidity in the banking system by guaranteeing newly issued senior unsecured debt of banks, thrifts, and certain holding companies, and by providing full FDIC insurance coverage of non-interest bearing deposit transaction accounts, regardless of dollar amount.

United Financial is a separate legal entity from United Bank and must provide for its own liquidity. In addition to its operating expenses, United Financial is responsible for paying any dividends declared to its shareholders. United Financial also has repurchased shares of its common stock. United Financial’s primary source of funds is ESOP debt repayments from United Bank. At June 30, 2009, United Financial had liquid assets of $32.7 million.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments

As a financial services provider, United Bank routinely is a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, standby letters of credit and unused lines of credit. While these contractual obligations represent United Bank’s future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans made by us. United Bank considers commitments to extend credit in determining United Bank’s allowance for loan losses.

Contractual Obligations

In the ordinary course of United Bank’s operations, United Bank enters into certain contractual obligations. Such obligations include operating leases for premises and equipment. The following table summarizes United Bank’s significant fixed and determinable contractual obligations and other funding needs by payment date at June 30, 2009. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period (in thousands)
	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
Contractual Obligations:
Certificates of deposit	$238,102	$92,032	$28,454	$—	$358,588
Federal Home Loan Bank advances	30,958	53,859	48,232	28,056	161,105
Repurchase agreements	13,146	—	—	20,000	33,146
Standby letters of credit	1,404	—	—	—	1,404
Operating leases	596	880	701	2,751	4,928
Capitalized leases	406	812	813	6,966	8,997
Future benefits to be paid under retirement plans	198	3,064	1,037	760	5,059

Total	$284,810	$150,647	$79,237	$58,533	$573,227

Commitments:
Commitments to extend credit	$211,958	$—	$—	$—	$211,958
Commitment to invest in venture capital fund	800	—	—	—	800

Total	$212,758	$—	$—	$—	$212,758

Capital Resources

United Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2009, United Bank exceeded all regulatory capital requirements. United Bank is considered “well capitalized” under regulatory requirements.

	Actual	For Capital Adequacy Purposes	To Be Well Capitalized Under Regulatory Framework
As of June 30, 2009:
Total risk-based capital	19.22%	8.00%	10.00%
Tier 1 risk-based capital	18.20%	4.00%	6.00%
Tier 1 (core) capital	13.08%	4.00%	5.00%
Tangible equity	13.08%	1.50%	N/A

As of December 31, 2008:
Total risk-based capital	18.71%	8.00%	10.00%
Tier 1 risk-based capital	17.76%	4.00%	6.00%
Tier 1 (core) capital	12.31%	4.00%	5.00%
Tangible equity	12.31%	1.50%	N/A

Comparison of Financial Condition at December 31, 2008 and 2007

Balance Sheet Summary. Total assets increased $183.9 million, or 17.0%, to $1.3 billion at December 31, 2008 from $1.1 billion at December 31, 2007, as a result of a $112.2 million, or 55.8%, increase in securities available for sale, a $45.3 million, or 5.5%, increase in total loans and a $20.5 million increase in bank-owned life insurance. Balance sheet growth was funded by a $100.6 million, or 93.1%, increase in Federal Home Loan Bank advances, a $64.0 million, or 8.9%, increase in total deposits, and a $14.2 million, or 102.2%, increase in repurchase agreements. At year end, United Financial continued to have considerable liquidity including significant unused borrowing capacity at the Federal Home Loan Bank and access to funding through the repurchase agreement and brokered deposit markets. United Financial’s balance sheet is also supported by a strong capital position, with total stockholders’ equity of $227.7 million, or 18.0% of total assets, at December 31, 2008.

Loans. Net loans increased $45.3 million, or 5.5%, to $864.4 million at December 31, 2008 from $819.1 million at December 31, 2007. Commercial real estate loans increased $33.7 million, or 15.7%, to $248.5 million, and commercial and industrial loans increased $3.0 million, or 4.1%, to $84.9 million, as a result of economic activity in United Bank’s primary market area, competitive pricing, attractive products and services, established relationships and successful business development efforts. The increase in commercial mortgage balances also reflects the purchase of $15.0 million of loans in the fourth quarter of 2008. One- to four-family residential mortgage loans increased $17.0 million, or 5.0%, to $356.4 million at December 31, 2008, as a result of healthy real estate transaction activity during the first six months of 2008, a relatively low interest rate environment and United Bank’s practice of originating residential loans almost exclusively for portfolio. Home equity loans increased $4.5 million, or 3.9%, to $120.7 million, largely as a result of healthy demand, business development efforts and attractive products and pricing. Construction loans decreased $10.0 million, or 23.7%, to $32.1 million as several credits converted to fixed-rate commercial mortgages or were paid-in-full and management elected to be more cautious in evaluating and approving funding for construction projects. A significant portion of these loans mature in less than two years and will either convert to permanent financing or pay-off in full. Automobile loan balances declined $5.1 million, or 22.8%, to $17.3 million in connection with a slow-down in demand in connection with weaker car sales and payments on existing loans. United Bank continued to focus its efforts on growing the commercial real estate and commercial and industrial loan portfolios in order to increase United Bank’s interest income and improve United Bank’s net interest rate spread.

Asset Quality. Throughout the course of 2008 and in the first quarter of 2009, economic conditions continued to worsen, due in large part to the fallout from the collapse of the sub-prime mortgage market. While United Bank did not originate or invest in sub-prime mortgages, its lending business is tied, in large part, to the housing market. Declines in home prices, increases in foreclosures and higher unemployment have adversely affected the credit performance of real estate-related loans, resulting in the write-down of asset values. The continuing housing slump also has resulted in reduced demand for the construction of new housing, further declines in home prices, and increased delinquencies on United Bank’s construction, residential and commercial mortgage loans. United Bank’s asset quality has also been impacted by a strategy adopted several years ago to emphasize the origination of commercial and industrial loans and commercial mortgages. These loans have increased as a percentage of United Bank’s total loan portfolio in recent years and generally have more risk than one- to four-family residential mortgage loans. Because the repayment of commercial and industrial loans and commercial mortgages depends on the successful management and operation of the borrower’s properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy.

As a result of a slowing economy and deterioration in the housing market, United Bank has experienced increases in non-performing loans and classified assets. Non-performing loans increased $3.0 million to $4.8 million, or 0.55% of total loans, at December 31, 2008 compared to $1.8 million, or 0.22% of total loans, at December 31, 2007. The increase in non-performing loans was primarily due to several residential and commercial real estate loans which became more than 90 days past due during 2008. In addition to the nonperforming loans, United Financial has identified $44.8 million of classified assets at December 31, 2008, as compared to $35.6 million at December 31, 2007. Classified assets include loans that are currently performing, are of lesser quality and are reported as special mention, substandard, doubtful or loss, as well as other real estate owned. At December 31, 2008 and 2007, classified loans primarily consisted of special mention and substandard commercial business loans and commercial mortgages. Other real estate owned totaled $998,000 at December 31, 2008 and was comprised of four residential properties. Management cannot predict the extent to which economic conditions may worsen or other factors may impact borrowers and the classified assets. Accordingly, there can be no assurance that additional loans will not become 90 days or more past due, be placed on nonaccrual status, become classified or restructured, or require increased allowance coverage and provision for loan losses.

Deposits. Total deposits increased $64.0 million, or 8.9%, to $782.7 million at December 31, 2008 from $718.7 million at December 31, 2007, mainly due to attractive products and services, competitive pricing, excellent customer service, targeted promotional activities and the opening of two new branches. Core deposits increased $35.8 million, or 9.6%, to $406.8 million at December 31, 2008, and represented 52% of total deposits at that date. Federal Home Loan Bank advances increased $100.6 million, or 93.1%, to $208.6 million at December 31, 2008, and were used to fund asset growth. Repurchase agreements increased $14.2 million to $28.0 million at December 31, 2008 from $13.9 million at December 31, 2007, reflecting a $10 million, term, reverse repurchase agreement secured through another financial institution in 2008 and routine fluctuations in overnight sweep accounts for certain business customers.

Total Stockholders’ Equity. Total stockholders’ equity increased $1.6 million, or 0.7%, to $227.7 million at December 31, 2008 from $226.1 million at December 31, 2007, mainly as a result of net income of $7.3 million for the year ended December 31, 2008, and a $3.1 million increase in net unrealized gains on securities available for sale. These increases were partially offset by cash dividend payments of $4.4 million, restricted stock awards of $4.2 million granted under the 2008 Equity Incentive Plan, and repurchases of United Bank’s common stock totaling $3.5 million.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

Net Income. United Bank’s net income for the year ended December 31, 2008 totaled $7.3 million, or $0.45 per diluted share, compared to $4.4 million, or $0.26 per diluted share, for the year ended December 31, 2007. United Financial’s improved results were largely due to a significant increase in net interest income, driven by a 56 basis points increase in United Bank’s net interest margin and growth in average earning assets largely funded by net cash proceeds of $82.7 million from United Financial’s December 2007 second-step stock offering. United Bank’s improved operating performance was also favorably affected by an increase in fee income from deposit and wealth management accounts, partially offset by higher provisions for loan losses, other-than-temporary impairment losses on securities and an increase in non-interest expenses.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield.

	Years Ended December 31,
	2008			2007
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans:
Residential real estate	$356,685	$20,069	5.63%	$342,719	$19,380	5.65%
Commercial real estate	260,675	16,411	6.30%	235,600	15,590	6.62%
Home equity loans	119,401	6,793	5.69%	117,640	7,704	6.55%
Commercial and industrial	83,470	5,223	6.26%	75,348	5,513	7.32%
Consumer and other	30,211	1,679	5.56%	30,586	1,625	5.31%

Total loans	850,442	50,175	5.90%	801,893	49,812	6.21%
Investment securities	280,447	14,109	5.03%	177,000	8,200	4.63%
Other interest-earning assets	16,103	530	3.29%	22,543	1,238	5.49%

Total interest-earning assets	1,146,992	64,814	5.65%	1,001,436	59,250	5.92%
Noninterest-earning assets	39,501			32,744

Total assets	$1,186,493			$1,034,180

Interest-bearing liabilities:
Savings accounts	$84,816	1,015	1.20%	$64,029	593	0.93%
Money market accounts	170,439	3,336	1.96%	178,005	5,631	3.16%
NOW accounts	32,228	171	0.53%	33,890	178	0.53%
Certificates of deposit	363,836	13,309	3.66%	337,193	15,540	4.61%

Total interest-bearing deposits	651,319	17,831	2.74%	613,117	21,942	3.58%
FHLB advances	178,699	6,739	3.77%	158,595	7,617	4.80%
Other interest-bearing liabilities	13,686	433	3.16%	12,042	524	4.35%

Total interest-bearing liabilities	843,704	25,003	2.96%	783,754	30,083	3.84%
Demand deposits	107,182			99,155
Other noninterest-bearing liabilities	9,503			4,725

Total liabilities	960,389			887,634
Stockholders’ equity	226,104			146,546

Total liabilities and stockholders’ equity	$1,186,493			$1,034,180

Net interest income		$39,811			$29,167

Interest rate spread(1)			2.69%			2.08%
Net interest-earning assets(2)	$303,288			$217,682

Net interest margin(3)			3.47%			2.91%
Average interest-earning assets to average interest-bearing liabilities			135.95%			127.77%

(1)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on United Bank’s net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Years Ended December 31, 2008 vs. 2007
	Increase (Decrease) Due to		Net
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans:
Residential real estate	$786	$(97)	$689
Commercial real estate	1,603	(782)	821
Home equity loans	113	(1,024)	(911)
Commercial and industrial	557	(847)	(290)
Consumer and other	(20)	74	54

Total loans	3,039	(2,676)	363
Investment securities	5,151	758	5,909
Other interest-earning assets	(295)	(413)	(708)

Total interest-earning assets	7,895	(2,331)	5,564

Interest-bearing liabilities:
Savings accounts	223	199	422
Money market accounts	(230)	(2,065)	(2,295)
NOW accounts	(9)	2	(7)
Certificates of deposit	1,158	(3,389)	(2,231)

Total interest-bearing deposits	1,142	(5,253)	(4,111)
FHLB advances	889	(1,767)	(878)
Other interest-bearing liabilities	65	(156)	(91)

Total interest-bearing liabilities	2,096	(7,176)	(5,080)

Change in net interest income	$5,799	$4,845	$10,644

Net Interest Income Before Provision for Loan Losses. Net interest income before provision for loan losses increased $10.6 million, or 36.5%, to $39.8 million for the year ended December 31, 2008, from $29.2 million for the year ended December 31, 2007, reflecting growth in average earning assets and net interest margin expansion. Net interest margin increased 56 basis points to 3.47% for the year ended December 31, 2008, due to the use of net proceeds from United Financial’s second-step stock offering completed in December 2007 to fund asset growth as well as a significant decrease in the cost of deposits as a result of the 4.00% reduction in the federal funds rate from 4.25% at December 11, 2007 to 0.25% at December 31, 2008.

Interest Income. Interest income increased $5.6 million, or 9.4%, to $64.8 million for the year ended December 31, 2008 from $59.2 million for the prior year period, reflecting expansion in total average interest-earning asset balances, partially offset by a decrease in the yield on average interest-earning assets. Total average interest-earning asset balances increased $145.6 million, or 14.5%, to $1.1 billion for the year ended December 31, 2008 due in large part to purchases of investment securities and loan growth, funded largely by deposit growth and the proceeds of the December 2007 second-step stock offering. Total average investment securities increased by $103.4 million, or 58.4%, to $280.4 million primarily due to purchases of mortgage-backed securities in connection with the implementation of a strategy to deploy excess capital and liquidity resulting from United Financial’s 2007 second-step stock offering. Total average loans increased $48.5 million, or 6.1%, to $850.4 million for the year ended December 31, 2008, as a result of healthy origination activity, partially offset by prepayments and normal amortization. The yield on average interest-earning assets decreased 27 basis points to 5.65% for the year ended December 31, 2008, reflecting the lower interest rate environment. Since a significant amount of United Financial’s average interest-earning assets are fixed rate and the impact of Federal Reserve Board actions was less pronounced on the long end of the yield curve, the effect of the decrease in market rates was primarily limited to home equity, commercial loans and commercial real estate loans due to the significant number of loans tied to the prime rate or a shorter-term index. The impact of the decrease in market rates on loan yields was partially offset by purchases of higher yielding mortgage backed securities.

Interest Expense. Interest expense decreased $5.1 million, or 16.9%, to $25.0 million for the year ended December 31, 2008, from $30.1 million for the year ended December 31, 2007, due to a decrease in the average rate paid on interest-bearing liabilities, partially offset by growth in average interest-bearing liabilities. The average rate paid on interest-bearing liabilities decreased 88 basis points to 2.96% for the year ended December 31, 2008, reflecting the repricing of money market and certificate of deposit account balances in response to interest rate cuts initiated by the Federal Reserve Board. Since a large portion of United Financial’s interest-bearing liabilities are short-term, the impact of the reduction in market rates was significant. Average interest-bearing liabilities increased $60.0 million, or 7.7%, to $843.7 million for the year ended December 31, 2008, reflecting growth in interest-bearing deposits and FHLB advances. Total average interest-bearing deposits increased $38.2 million, or 6.2%, to $651.3 million for the year ended December 31, 2008, mainly due to growth in core deposits and certificates of deposit as a result of successful business development and marketing efforts, competitive product services and pricing and new branches opened in 2008. Total average FHLB advances increased $20.1 million, or 12.7%, to $178.7 million, and were used to fund asset growth and to take advantage of the lower interest rates.

Provision for Loan Losses. United Bank establishes provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, trends in nonperforming loans and delinquency rates, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur. The provision for loan losses was $1.8 million for the year ended December 31, 2008 as compared to $1.4 million for the year ended December 31, 2007, reflecting an increase in reserves for non-performing and classified loans as well as a higher level of net charge-offs. The allowance for loan losses was $8.3 million, or 0.95% of loans outstanding at December 31, 2008.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, and establishes the provision for loan losses based on these factors. Historically, United Bank’s loan portfolio has primarily consisted of one- to four-family residential mortgage loans. While a significant portion of United Bank’s portfolio continues to be secured by one-to four-family residential mortgage loans, in recent years United Bank has emphasized the origination of commercial real estate loans and commercial and industrial loans. As management evaluates the allowance for loan losses, the increased risk associated with larger non-homogenous commercial real estate and commercial and industrial loans may result in larger additions to the allowance for loan losses in future periods.

Although United Bank believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary, based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, will periodically review United Bank’s allowance for loan losses. The Office of Thrift Supervision may require us to recognize adjustments to the allowance, based on its judgments about information available to it at the time of its examination.

Non-interest Income. Non-interest income decreased $515,000, or 9.0%, to $5.2 million for the year ended December 31, 2008 from $5.7 million for the 2007 period mainly due to impairment charges of $1.4 million in 2008 compared to $180,000 in 2007. Management evaluated its securities portfolio and recognized a pre-tax, non-cash charge of $1.3 million in 2008 for other-than-temporary impairment (“OTTI”) of United Financial’s $2.8 million trust preferred securities portfolio. Management also recognized an OTTI charge of $94 in 2008 for a $388 municipal security. Management based its assessment on the issuer’s credit rating, credit outlook, payment status and financial condition, the length of time the bond has been in a loss position, the size of the loss position and other meaningful information (for additional information regarding the evaluation of OTTI refer to Note C – Investment Securities in the Notes to the Consolidated Financial Statements for United Financial included in this document). These impairment charges were offset in part by growth in fee income on depositors’ accounts and wealth management accounts, an increase of $199,000 in income from bank-owned life insurance and a $49,000 gain in the first quarter of 2008 from VISA Inc.’s redemption of its Class B stock as part of its initial public offering. Fee income on depositors’ accounts increased $206,000, or 4.6%, as a result of growth in transaction account balances and activity. Wealth management income increased $107,000, or 15.5%, as a result of the retention of new accounts opened due to successful business development efforts and the acquisition of the Levine Financial Group in March 2006.

Non-interest Expense. Non-interest expense increased $4.7 million, or 17.9%, to $30.7 million for the year ended December 31, 2008, from $26.0 million for the prior year period. Total salaries and benefits increased $2.5 million, or 17.0%, mainly due to staffing costs for new branches opened in 2008, new employees hired to support and facilitate the growth of United Financial, a higher incentive compensation accrual associated with improved financial performance and annual wage increases. Occupancy costs grew $402,000, or 20.9%, principally attributable to new branches opened in 2008. Data processing costs increased $455,000, or 16.6%, reflecting a larger loan and deposit base, new branches opened in 2008 and costs for a new branch imaging process. Professional services increased $403,000, or 31.6%, as a result of higher legal and consulting expenses and costs incurred in connection with United Financial’s annual stockholders meeting at which the 2008 incentive plan was approved. Other expenses increased $801,000, or 20.6%, primarily due to an increase of $429,000 in Federal Deposit Insurance Corporation insurance premiums, an increase in other real estate owned expenses of $177,000, and a $113,000 interest assessment related to an income tax payment deficiency.

Income Tax Expense. Income tax expense increased $2.1 million, or 7.0%, to $5.1 million for year ended December 31, 2008 from $3.1 million for the comparable 2007 period, due to higher income before income taxes and a slight increase in the effective tax rate from 41.2% in 2007 to 41.6% in 2008.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

Net Income. United Bank’s net income for the year ended December 31, 2007 was $4.4 million, or $0.26 per diluted share, compared to $4.9 million, or $0.29 per diluted share, for the same period in 2006. United Bank’s lower net income and earnings per share were due in large part to net interest margin contraction, increases in provision for loan losses and non-interest expenses, and a higher effective tax rate in the 2007 period. These items were partially offset by growth in average earning assets and higher non-interest income.

Average balances and yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield.

	Years Ended December 31,
	2007			2006
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans:
Residential real estate	$342,719	$19,380	5.65%	$309,517	$17,292	5.59%
Commercial real estate	235,600	15,590	6.62%	189,694	12,485	6.58%
Home equity loans	117,640	7,704	6.55%	100,823	6,525	6.47%
Commercial and industrial	75,348	5,513	7.32%	64,164	4,595	7.16%
Consumer and other	30,586	1,625	5.31%	29,005	1,441	4.97%

Total loans	801,893	49,812	6.21%	693,203	42,338	6.11%
Investment securities	177,000	8,200	4.63%	213,430	8,843	4.14%
Other interest-earning assets	22,543	1,238	5.49%	19,641	1,021	5.20%

Total interest-earning assets	1,001,436	59,250	5.92%	926,274	52,202	5.64%
Noninterest-earning assets	32,744			30,280

Total assets	$1,034,180			$956,554

Interest-bearing liabilities:
Savings accounts	$64,029	593	0.93%	$76,688	638	0.83%
Money market accounts	178,005	5,631	3.16%	165,101	5,125	3.10%
NOW accounts	33,890	178	0.53%	36,050	103	0.29%
Certificates of deposit	337,193	15,540	4.61%	309,784	12,829	4.14%

Total interest-bearing deposits	613,117	21,942	3.58%	587,623	18,695	3.18%
FHLB advances	158,595	7,617	4.80%	127,397	5,621	4.41%
Other interest-bearing liabilities	12,042	524	4.35%	8,049	331	4.11%

Total interest-bearing liabilities	783,754	30,083	3.84%	723,069	24,647	3.41%
Demand deposits	99,155			92,644
Other noninterest-bearing liabilities	4,725			3,618

Total liabilities	887,634			819,331
Stockholders’ equity	146,546			137,223

Total liabilities and stockholders’ equity	$1,034,180			$956,554

Net interest income		$29,167			$27,555

Interest rate spread(1)			2.08%			2.23%
Net interest-earning assets(2)	$217,682			$203,205

Net interest margin(3)			2.91%			2.97%
Average interest-earning assets to average interest-bearing liabilities			127.77%			128.10%

(1)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on United Bank’s net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Years Ended December 31, 2007 vs. 2006
	Increase (Decrease) Due to		Net
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans:
Residential real estate	$1,876	$212	$2,088
Commercial real estate	3,037	68	3,105
Home equity loans	1,100	79	1,179
Commercial and industrial	816	102	918
Consumer and other	81	103	184

Total loans	6,910	564	7,474
Investment securities	(1,614)	971	(643)
Other interest-earning assets	158	59	217

Total interest-earning assets	5,454	1,594	7,048
Interest-bearing liabilities:
Savings accounts	(112)	67	(45)
Money market accounts	407	99	506
NOW accounts	(6)	81	75
Certificates of deposit	1,191	1,520	2,711

Total interest-bearing deposits	1,480	1,767	3,247
FHLB advances	1,467	529	1,996
Other interest-bearing liabilities	173	20	193

Total interest-bearing liabilities	3,120	2,316	5,436

Change in net interest income	$2,334	$(722)	$1,612

Net Interest Income Before Provision for Loan Losses. Net interest income before provision for loan losses increased $1.6 million, or 5.9%, to $29.2 million for the year ended December 31, 2007, from $27.6 million for the comparable 2006 period, reflecting growth in average earning assets, partially offset by net interest margin compression. Net interest margin contracted 6 basis points to 2.91% for the year ended December 31, 2007 compared to 2.97% for the same period in 2006. Net interest margin was affected by the flat yield curve, competitive pricing conditions for loans and deposits and a shift in deposit demand towards higher-yielding money market and time deposit accounts.

Interest Income. Interest income increased $7.1 million, or 13.5%, to $59.3 million for the year ended December 31, 2007 from $52.2 million for the prior year period, reflecting increases in total average interest-earning asset balances and the yield on average interest-earning assets. Total average interest-earning asset balances increased $75.2 million, or 8.1%, to $1.0 billion for the year ended December 31, 2007, due in large part to strong loan growth, funded largely by deposit growth and cash flows from the investment securities portfolio. Total average loans increased $108.7 million, or 15.7%, to $801.9 million for the year ended December 31, 2007, as a result of origination activity, partially offset by prepayments and normal amortization. Total average investment securities decreased by $36.4 million, or 17.1%, to $177.0 million primarily due to maturities, calls, sales and amortization of existing securities, partially offset by purchases of bonds. The yield on average interest-earning assets increased 28 basis points to 5.92% for the year ended December 31, 2007, in connection with the higher interest rate environment and the use of cash flows from the investment portfolio to fund higher yielding loans. The increase in market rates contributed to the repricing of a portion of United Bank’s existing assets and to increased rates for new assets. Since a significant amount of United Bank’s average interest earning assets have fixed interest rates and the impact of Federal Reserve Board actions was less pronounced on the long end of the yield curve, the effect of the expansion in market rates was limited.

Interest Expense. Interest expense increased $5.4 million, or 22.1%, to $30.1 million for the year ended December 31, 2007 from $24.6 million for the prior year period due to an expansion in average interest-bearing liabilities and an increase in the rate paid for such liabilities. Average interest-bearing liabilities increased $60.7 million, or 8.4%, to $783.8 million for the year ended December 31, 2007, reflecting growth in interest-bearing deposits and FHLB advances. Total average interest-bearing deposits increased $25.5 million, or 4.3%, to $613.1 million for the year ended December 31, 2007, mainly due to growth in money market and certificate of deposit balances, partially offset by a reduction in savings balances. The decrease in savings deposits was mainly attributable to a shift in market demand to money market and certificate of deposit products to take advantage of more attractive rates. Total average FHLB advances increased $31.2 million, or 24.5%, to $158.6 million to support loan growth. The average rate paid on interest-bearing liabilities rose 43 basis points to 3.84% for the year ended December 31, 2007, reflecting interest rate increases initiated by the Federal Reserve Board. Since a large portion of United Financial’s interest-bearing liabilities are short-term, the impact of the increase in market rates was significant.

Provision for Loan Losses. The provision for loan losses was $1.4 million for the year ended December 31, 2007, as compared to $969,000 for the same period in 2006, reflecting an increase in reserves for non-performing and classified loans as well as higher net charge-offs. The allowance for loan losses was $7.7 million, or 0.94%, of loans outstanding at December 31, 2007.

Non-interest Income. Non-interest income increased $343,000, or 6.4%, to $5.7 million for the year ended December 31, 2007 from $5.4 million for the 2006 period, reflecting growth in fee income on depositors’ accounts and wealth management accounts. Fee income on depositors’ accounts rose $242,000, or 5.8%, as a result of growth in transaction account balances and activity. Wealth management income increased $266,000, or 62.4%, as a result of new accounts opened due to successful business development efforts and the acquisition of the Levine Financial Group in March 2006. Total non-interest income was also affected by losses on sales and writedowns of securities totaling $275,000 for the year ended December 31, 2007 compared to $222,000 for the 2006 period. The losses in 2007 are attributable to the recognition of other-than-temporary impairment losses of $127,000 for a Sallie Mae bond and $53,000 for Freddie Mac preferred stock, as well as losses from sales of certain corporate debt securities. These impairment losses were recognized as a result of significant deterioration in their market value, credit quality and financial results. Both of these securities were sold recently with minimal financial impact. In 2006 United Bank realized losses from sales of securities in connection with a strategy to improve the yield on the portfolio and provide additional liquidity.

Non-interest Expense. Non-interest expense increased $2.0 million, or 8.3%, to $26.0 million for the year ended December 31, 2007 from $24.0 million for the prior year period. Total salaries and benefits increased $1.9 million, or 15.1%, mainly due to stock-based compensation associated with restricted stock and stock options granted in August 2006 and staffing costs for the two new branches opened in 2006. Occupancy costs grew $133,000, or 7.4%, principally attributable to the two new branches opened in 2006. Data processing costs expanded $261,000, or 10.6%, reflecting a larger loan and deposit base and new branches opened in 2006.

Income Tax Expense. Income tax expense increased $43,000, or 1.4%, to $3.1 million for year ended December 31, 2007, from $3.0 million for the comparable 2006 period, mainly due to an increase in the effective tax rate to 41.2% for the year ended December 31, 2007, compared to 38.5% for the same period last year. The higher effective tax rate was principally due to the disallowed deduction for stock-based compensation associated with incentive stock options. This increase was substantially offset by the impact of lower income before income taxes.

Management of Market Risk

General. The majority of United Bank’s assets and liabilities are monetary in nature. Consequently, United Bank’s most significant form of market risk is interest rate risk. United Bank’s assets, consisting primarily of mortgage loans, have longer maturities than United Bank’s liabilities, consisting primarily of deposits. As a result, a principal part of United Bank’s business strategy is to manage interest rate risk and reduce the exposure of United Bank’s net interest income to changes in market interest rates. Accordingly, United Bank’s board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in United Bank’s assets and liabilities, for determining the level of risk that is appropriate, given United Bank’s business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the United Bank board of directors. With the assistance of an interest rate risk management consultant, senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee generally meets at least on a monthly basis to review United Bank’s asset/liability policies and interest rate risk position.

Net Interest Simulation Analysis. United Bank has sought to manage its interest rate risk in order to minimize the exposure of United Bank’s earnings and capital to changes in interest rates. As part of United Bank’s ongoing asset-liability management, United Bank currently uses the following strategies to manage United Bank’s interest rate risk: (i) using alternative funding sources, such as advances from the Federal Home Loan Bank of Boston, to “match fund” longer-term one- to four-family residential mortgage loans; (ii) emphasizing increasing United Bank’s core deposits; (iii) offering adjustable-rate and shorter-term commercial real estate loans and commercial and industrial loans; (iv) offering a variety of consumer loans, which typically have shorter-terms; and (v) investing in mortgage-backed securities with variable rates or fixed rates with shorter durations. Reducing the average maturity of United Bank’s interest-earning assets by increasing United Bank’s investments in shorter-term loans and securities, as well as loans and securities with variable rates of interest, helps to better match the maturities and interest rates of United Bank’s assets and liabilities, thereby reducing the exposure of United Bank’s net interest income to changes in market interest rates.

Net interest income at-risk measures the risk of a decline in earnings due to potential short-term and long term changes in interest rates. The table below represents an analysis of United Bank’s IRR as measured by the estimated changes in NII over the following twelve months, resulting from an instantaneous and sustained parallel shift in the yield curve of +200 basis points at December 31, 2008 and +200 and -200 basis points at December 31, 2007. Due to the historically low level of interest rates, a model reflecting a downward shift in the yield curve is not relevant and was not produced for 2008.

Net Interest Income At-Risk
Change in Interest Rates (basis points)	Estimated Increase (Decrease) in NII (December 31, 2008)	Estimated Increase (Decrease) in NII (December 31, 2007)
-200	NA	2.1%
Stable	0.0%	0.0%
+200	(3.3)%	(4.2)%

The preceding income simulation analysis does not represent a forecast of NII and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, which are subject to change, including: the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. Also, as market conditions vary from those assumed in the income simulation models, the actual results will differ reflecting prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate changes on caps and floors embedded in adjustable rate loans, early withdrawal of deposits, changes in product preferences, and other internal/external variables.

Net Portfolio Value Simulation Analysis. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off balance sheet items (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the low level of market interest rates, United Bank did not prepare a net portfolio value calculation for any interest rate decreases in 2008 or for an interest rate decrease of greater than 200 basis points in 2007. A basis point equals one-hundredth of one percent, and 200 basis points equals two percent. An increase in interest rates from 3% to 5% would mean, for example, a 200 basis point increase in the “Change in Interest Rates” column below. The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information United Bank provides to the Office of Thrift Supervision to estimate the sensitivity of United Bank’s net portfolio value.

The tables below set forth, at the dates indicated, the estimated changes in United Bank’s net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. This data is for United Bank and its subsidiary only and does not include any yield curve changes in the assets of United Financial.

	December 31, 2008
Change in Interest Rates (basis points)(1)	Estimated NPV(2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets(3)
				NPV Ratio(4)	Increase (Decrease) (basis points)
		Amount	Percent
		(Dollars in thousands)
+300	$122,901	$(66,712)	(35)%	10.52%	(424)
+200	147,220	(42,393)	(22)	12.19	(257)
+100	170,707	(18,906)	(10)	13.68	(108)
0	189,613			14.76

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV ratio represents NPV divided by the present value of assets.

	December 31, 2007
Change in Interest Rates (basis points)(1)	Estimated NPV(2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets(3)
				NPV Ratio(4)	Increase (Decrease) (basis points)
		Amount	Percent
		(Dollars in thousands)
+300	$108,167	$(64,752)	(37)%	11.24%	(504)
+200	130,569	(42,351)	(24)	13.13	(316)
+100	153,090	(19,829)	(11)	14.88	(140)
0	172,919			16.29
-100	186,881	13,962	8	17.14	86
-200	193,894	20,975	12	17.44	115

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV ratio represents NPV divided by the present value of assets.

The tables above indicate that at December 31, 2007, in the event of a 100 basis point decrease in interest rates, United Bank would experience an 8% increase in net portfolio value. United Bank did not prepare a net portfolio value calculation for interest rate decreases in 2008 due to the historically low interest rate environment. In the event of a 300 basis point increase in interest rates at December 31, 2008 and at December 31, 2007, United Bank would experience a 35% and 37%, respectively, decrease in net portfolio value.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of United Bank’s interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of United Bank’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on United Bank’s net interest income and will differ from actual results.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. United Bank’s primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. United Bank’s Asset/Liability Management Committee is responsible for establishing and monitoring United Bank’s liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs of United Bank’s customers as well as unanticipated contingencies. United Bank seeks to maintain a liquidity ratio of 10% or greater. At December 31, 2008, its liquidity ratio was 35.02%.

United Bank regularly adjusts its investments in liquid assets based upon United Bank’s assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of United Bank’s asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term securities.

United Bank’s most liquid assets are cash and cash equivalents. The levels of these assets are dependent on United Bank’s operating, financing, lending and investing activities during any given period. At December 31, 2008, cash and cash equivalents totaled $13.6 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $313.5 million at December 31, 2008. In addition, at December 31, 2008, United Bank had the ability to borrow a total of approximately $503.0 million from the Federal Home Loan Bank of Boston. On that date, United Bank had $208.6 million in advances outstanding.

United Bank’s cash flows are derived from operating activities, investing activities and financing activities as reported in United Bank’s Consolidated Statements of Cash Flows included in United Bank’s Consolidated Financial Statements included in this document.

At December 31, 2008, United Bank had $10.5 million in loan commitments outstanding. In addition to commitments to originate loans, United Bank had $155.4 million in unused lines of credit to borrowers. Certificates of deposit due within one year of December 31, 2008 totaled $281.1 million, or 35.9% of total deposits. If these deposits do not remain with United Bank, United Bank will be required to seek other sources of funds, including other certificates of deposit and Federal Home Loan Bank advances. Depending on market conditions, United Bank may be required to pay higher rates on such deposits or other borrowings than United Bank currently pays on the certificates of deposit due on or before December 31, 2009. United Bank believes, however, based on past experience, a significant portion of its certificates of deposit will remain with it. United Bank has the ability to attract and retain deposits by adjusting the interest rates offered.

United Bank’s primary investing activities are the origination of loans and the purchase of securities. In 2008, United Bank originated $299.8 million of loans and purchased $232.0 million of securities. In 2007, United Bank originated $303.7 million of loans and purchased $90.5 million of securities.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. United Bank experienced a net increase in total deposits of $64.0 million and $33.0 million for the years ended December 31, 2008 and 2007, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and United Bank’s local competitors and other factors.

Liquidity management is both a daily and long-term function of business management. If United Bank requires funds beyond United Bank’s ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Boston, which provide an additional source of funds. Federal Home Loan Bank advances increased $100.6 million for the year ended December 31, 2008 to fund loan originations and purchases of mortgage-backed securities. For the year ended December 31, 2007, Federal Home Loan Bank advances decreased $61.8 million reflecting the use of a portion of the net proceeds raised from United Financial’s second-step offering to pay down short term borrowings. Federal Home Loan Bank advances have primarily been used to fund loan demand and to purchase securities. United Bank’s current asset/liability management strategy has been to “match-fund” certain longer-term one- to four-family residential mortgage loans with Federal Home Loan Bank advances. United Bank’s unused borrowing capacity with the FHLBB, excluding its $12.4 million line of credit, was approximately $282.1 million at December 31, 2008 and $293.2 million at December 31, 2007. At December 31, 2008 and 2007, United Bank had no borrowing against the line of credit. United Bank also has access to funding through the repurchase agreement and brokered CD markets and have received approval from the Federal Reserve Bank to access its discount window. United Bank and United Financial also applied for and received approval from the FDIC to issue guaranteed debt through the Temporary Liquidity Guarantee Program (“TLGP”). The FDIC has created this program to strengthen confidence and encourage liquidity in the banking system by guaranteeing newly issued senior unsecured debt of banks, thrifts, and certain holding companies, and by providing full coverage of non-interest bearing deposit transaction accounts, regardless of dollar amount.

United Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2008, United Bank exceeded all regulatory capital requirements. United Bank is considered “well-capitalized” under regulatory guidelines. See “—Supervision and Regulation—Federal Banking Regulation—Capital Requirements” and Note N of the Notes to the Consolidated Financial Statements included in this document.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, United Bank routinely is a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, standby letters of credit and unused lines of credit. While these contractual obligations represent United Bank’s future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans made by us. United Bank considers commitments to extend credit in determining United Bank’s allowance for loan losses. For additional information, see Note J, “Commitments and Contingencies,” to United Bank’s Consolidated Financial Statements.

Contractual Obligations. In the ordinary course of United Bank’s operations, United Bank enters into certain contractual obligations. Such obligations include operating and capitalized leases for premises and equipment.

The following table summarizes United Bank’s significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2008. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period
	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(In thousands)
Contractual Obligations:
Certificates of deposit	$281,068	$77,139	$17,659	$—	$375,867
Federal Home Loan Bank advances	55,000	74,600	49,927	29,037	208,564
Repurchase agreements	18,042	—	—	10,000	28,042
Standby letters of credit	1,156	—	—	—	1,156
Operating leases	595	992	721	2,917	5,225
Capitalized leases	252	504	503	4,011	5,270
Future benefits to be paid under retirement plans	198	3,064	1,037	760	5,059

Total	$356,311	$156,299	$69,847	$46,725	$629,182

Commitments:
Commitments to extend credit	$181,541	$—	$—	$—	$181,541
Commitment to invest in venture capital fund	$900	$—	$—	$—	$900

Total	$182,441	$—	$—	$—	$182,441

Recent Accounting Pronouncements

In June 2006, the Emerging Issues Task Force (“EITF”) released Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. EITF 06-4 addresses accounting for split-dollar life insurance arrangements whereby the employer purchases a policy to insure the life of an employee, and separately enters into an agreement to split the policy benefits between the employer and the employee. This EITF states that an obligation arises as a result of a substantive agreement with an employee to provide future postretirement benefits. Under EITF 06-4, the obligation is not settled upon entering into an insurance arrangement. Since the obligation is not settled, a liability should be recognized in accordance with applicable authoritative guidance. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The adoption of this Interpretation as of January 1, 2008 had no material impact on United Financial’s financial condition or results of operations.

In March 2007, the FASB ratified EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements,” which provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The adoption of this Interpretation as of January 1, 2008 had no material effect on United Financial’s results of operations or financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157 (“SFAS No. 157”), “Fair Value Measurements”. SFAS 157 defines fair value, establishes a U.S. GAAP framework for measuring fair value, and expands financial statement disclosures about fair value measurements. United Financial adopted SFAS No.157 on January 1, 2008 (see Note M). The adoption of this Standard had no material effect on United Financial’s results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company’s choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. United Financial did not elect fair value treatment for any financial assets or liabilities upon the adoption of this Standard at January 1, 2008.

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157,” which permits a one-year deferral in applying the measurement provisions of SFAS No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of SFAS No. 157 to that item is deferred until fiscal years beginning after November 15, 2008. United Financial is currently evaluating the impact, if any, that the adoption of FSP 157-2 will have on its Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of United Financial have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of United Bank’s operations. Unlike industrial companies, United Bank’s assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

Security Ownership of Certain Beneficial Owners and Management

Persons and groups who beneficially own in excess of five percent of United Financial common stock are required to file certain reports with the Securities and Exchange Commission (the “SEC”) regarding such ownership. The following table sets forth, as of February 27, 2009, the shares of United Financial common stock beneficially owned by each person who was the beneficial owner of more than five percent of United Financial’s outstanding shares of common stock, including shares owned by its directors and executive officers as a group.

Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership(1)	Percent of Shares of Common Stock Outstanding
Barclays Global Investors, NA(2)	1,163,567	6.57
45 Fremont Street San Francisco, CA 94105

Dimensional Fund Advisors, LP(3)	901,553	5.09
Palisades West Building One 6300 Bee Cave Road Austin, Texas 78746

United Bank Employee Stock Ownership Plan(4)	1,418,218	8.10
95 Elm Street West Springfield, Massachusetts 01089

All Directors and Executive Officers as a group (15 persons)	641,973	3.82

(1)	A person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock if he or she has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the Record Date. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.
(2)	Includes shares owned by entities affiliated with Barclays Global Investors, NA. Share amount shown is based exclusively on a Schedule 13G filed by Barclays Global Investors, NA at the Securities and Exchange Commission on February 6, 2009.
(3)	Share amount shown is based exclusively on a Schedule 13G filed by Dimensional Fund Advisors, Inc. at the Securities and Exchange Commission on February 9, 2009.
(4)	Share amount shown is based exclusively on a Schedule 13G/A filed by the United Bank Employee Stock Ownership Plan at the Securities and Exchange Commission on February 12, 2009.

The table below sets forth certain information, as of February 27, 2009, regarding the composition of United Financial’s board of directors, including the terms of office of Board members.

Names and Addresses(1)	Age(2)	Positions Held	Director Since(3)	Current Term to Expire	Shares of Common Stock Beneficially Owned on Record Date(4)		Percent of Class
Richard B. Collins	66	Chairman and Director, President and Chief Executive Officer	2002	2011	143,853	(6)	*
Kevin E. Ross	56	Director	1991	2012	22,989		*
Robert A. Stewart, Jr.	58	Director	1991	2012	27,789	(5)	*
Thomas H. Themistos	69	Director	2004	2012	22,885		*
G. Todd Marchant	71	Director	1991	2011	22,466	(7)	*
Michael F. Werenski	49	Director	1991	2011	51,608	(8)	*
Michael F. Crowley	51	Director	2001	2010	35,997	(9)	*
Carol Moore Cutting	60	Director	2001	2010	22,444	(10)	*
Carol A. Leary	62	Director	2001	2010	25,091		*

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
Keith E. Harvey	61	Executive Vice President, Operations and Retail Sales	N/A	N/A	68,469		*
Mark A. Roberts	46	Executive Vice President and Chief Financial Officer	N/A	N/A	52,262	(11)	*
J. Jeffrey Sullivan	45	Executive Vice President and Chief Lending Officer	N/A	N/A	56,872		*
John J. Patterson	62	Senior Vice President, Risk Management	N/A	N/A	35,443	(12)	*
William Clark	44	Senior Vice President, Residential Lending	N/A	N/A	30,696	(13)	*
Dena M. Hall	35	Senior Vice President, Marketing and Community Relations	N/A	N/A	23,108	(14)	*
All Directors and Executive Officers as a Group (15 persons)					641,973	(15)	3.82

(1)	The mailing address for each person listed is 95 Elm Street, West Springfield, Massachusetts 01089.
(2)	As of February 27, 2009.
(3)	Reflects initial appointment to the Board of Directors of the mutual predecessor of United Bank.
(4)	See definition of “beneficial ownership” in the table in “Security Ownership of Certain Beneficial Owners.” Share amounts include shares allocated to executive officers in the ESOP.
(5)	Includes 5,800 shares held in Mr. Stewart’s individual retirement account.
(6)	Includes 15,611 shares of common stock held by Mr. Collins’ spouse and 10,000 shares held in Mr. Collins’ individual retirement account.
(7)	Includes 7,035 shares of common stock held in a trust.

(8)	Includes 4,787 shares of common stock held by Mr. Werenski’s spouse’s individual retirement account, 5,827 shares of common stock held in Mr. Werenski’s individual retirement accounts and 208 shares of common stock held by Mr. Werenski’s spouse.
(9)	Includes 5,203 shares of common stock held in Mr. Crowley’s individual retirement account, 4,663 shares of common stock jointly held by Mr. Crowley and his son and 3,622 shares of common stock held by Mr. Crowley as custodian for his daughter. Mr. Crowley has pledged 3,000 of his shares to another financial institution as security for a loan.
(10)	Includes 2,601 shares of common stock held in Ms. Cutting’s individual retirement account and 52 shares of common stock held by a corporation.
(11)	Includes 1,095 shares of common stock held in Mr. Roberts’ individual retirement account.
(12)	Includes 1,849 shares of common stock held in Mr. Patterson’s individual retirement account.
(13)	Includes 1,000 shares held jointly by Mr. Clark’s spouse and son, 1,000 shares held by Mr. Clark’s spouse as custodian for Mr. Clark’s daughter, and 2,091 shares held jointly by Mr. Clark and his spouse.
(14)	Includes 177 shares of common stock held in a joint account with Ms. Hall’s spouse and 9,000 shares held in Ms. Hall’s individual retirement account.
(15)	Includes 24,706 shares of common stock allocated to the accounts of executive officers under the ESOP and excludes the remaining 1,236,629 shares of common stock (representing 7.36 % of the shares of common stock outstanding as of the Record Date) owned by the ESOP for the benefit of the employees of United Financial and United Bank. Under the terms of the ESOP, shares of common stock allocated to the account of employees are voted in accordance with the instructions of the respective employees. Unallocated shares are voted by the ESOP trustee in the manner calculated to most accurately reflect the instructions it has received from the participants regarding the allocated shares, unless its fiduciary duties require otherwise.
*	Less than three-tenths of 1%.

The principal occupation during the past five years of each director and executive officer of the Company is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated.

Directors

Richard B. Collins is President and Chief Executive Officer of United Financial and United Bank. Mr. Collins joined United Bank in 2001 as President. Mr. Collins became the Chief Executive Officer and joined United Bank’s Board of Directors in 2002 and became Chairman of the Board in 2007. Prior to his affiliation with United Bank, Mr. Collins was President and Chief Executive Officer of First Massachusetts Bank, N.A.

Michael F. Crowley is President of Crowley Real Estate Appraisers, Inc., located in Springfield, Massachusetts.

Carol Moore Cutting is the owner, President and General Manager of Cutting Edge Broadcasting Incorporated, a radio station located in Northampton, Massachusetts.

Carol A. Leary is President of Bay Path College, located in Longmeadow, Massachusetts.

G. Todd Marchant is retired. Prior to his retirement in 2005, Mr. Marchant was a financial consultant with Grigsby and Smith, located in East Longmeadow, Massachusetts.

Kevin E. Ross is Vice President and Treasurer of Ross Insurance Agency, Inc., located in Holyoke, Massachusetts.

Robert A. Stewart, Jr. is President of Chase, Clarke, Stewart & Fontana, Inc., an insurance agency, located in Springfield, Massachusetts.

Thomas H. Themistos, CPA/PFS is a Tax/Financial Advisor. He retired September 1, 2007 from the firm Kostin, Ruffkess & Company, LLC, a regional public accounting firm with offices in Springfield, Massachusetts and Farmington and New London, Connecticut. Previously, he was Managing Partner at Themistos & Dane, P.C., which merged with Kostin, Ruffkess & Company, LLC in September 2005.

Michael F. Werenski is President and Treasurer of Marion & Werenski Insurance and Real Estate Agency, Inc., located in South Hadley, Massachusetts.

Executive Officers of United Financial Who Are Not Also Directors

Mark A. Roberts is the Executive Vice President and Chief Financial Officer of United Financial and United Bank. He joined United Financial and United Bank in 2006. Prior to that, he served as the Vice President and Controller for The Connecticut Bank and Trust Company in Hartford, Connecticut and was the Vice President of Finance at Woronoco Savings Bank for six years.

Executive Officers of United Bank Who Are Not Also Directors

William Clark is Senior Vice President, Residential Lending. Mr. Clark joined United Bank in 1998.

Dena M. Hall is the Senior Vice President of Marketing and Community Relations of United Bank. She joined United Bank in 2005. Previously, she was the Director of Marketing for Woronoco Savings Bank for seven years.

Keith E. Harvey is the Executive Vice President for Operations and Retail Sales of United Bank. Mr. Harvey joined United Bank in 1984.

John J. Patterson is Senior Vice President, Risk Management of United Bank. Mr. Patterson joined United Bank in 1993.

J. Jeffrey Sullivan is Executive Vice President and Chief Lending Officer of United Bank. Mr. Sullivan joined United Bank in 2003.

Board Independence

The Board of Directors has determined that, except as to Richard B. Collins, each member of the Board of Directors is an “independent director” within the meaning of the Nasdaq corporate governance listing standards. Mr. Collins is not considered independent because he is the President and Chief Executive Officer of United Financial.

In determining the independence of the directors, the Board of Directors reviewed and considered the following business relationships:

•	Sponsorships, grants and tuition given to Bay Path College, of which Director Leary is President, which did not exceed $11,000;

•	Advertising on Cutting Edge Broadcasting Incorporated, a radio station of which Director Cutting is President and General Manager, which did not exceed $11,500;

•	Real estate appraisal services from Michael Crowley, d/b/a Crowley Real Estate Appraisals, Inc., which did not exceed $5,000; and

•	The auto insurance discounts offered to our employees by Ross Insurance Agency, Inc., of which Director Ross is Vice President and Treasurer.

Loans reviewed by the board of directors in the ordinary course of business to United Financial’s independent directors were as follows:

Independent Director	Aggregate Amount Outstanding at February 27, 2009
Carol Moore Cutting	$27,883
Kevin E. Ross	146,983
Robert A. Stewart	282,780
Thomas H. Themistos	268,976	(1)
Michael F. Werenski	21,819

(1)	Represents the aggregate of five loans from United Bank to Mr. Themistos’ brother.

Compensation Discussion and Analysis

The Compensation Committee of the board of directors has designed United Bank’s executive compensation program with the primary purpose of attracting, motivating, and retaining talented executives that can help United Bank attain its strategic goals of building its franchise and enhancing long-term shareholder value. More specifically, the executive compensation program is designed to accomplish the following objectives:

•	Reward executives for enhancing long-term shareholder value;

•	Balance rewards for the achievement of both short-term and long-term Bank and individual objectives;

•	Encourage ownership of Company common stock;

•	Tie annual and long-term cash and stock incentives to the achievement of measurable corporate and individual performance; and

•	Align the interests of executives with the interests of stockholders in the creation of long-term shareholder value.

Management and the Compensation Committee of the Board of Directors work together to ensure that executives are held accountable and rewarded for delivering superior performance and enhanced shareholder returns. The Compensation Committee believes that the compensation package offered to executives should be comparable to that offered by our peer banks and should have a significant component tied to measurable Bank performance. To achieve this, United Bank’s compensation program includes a short-term cash-based annual incentive plan as well as a long-term stock-based incentive plan.

The Compensation Committee retained the services of an outside compensation consultant, Pearl Meyer & Partners, to evaluate our compensation practices and to assist in developing and implementing the executive compensation program in 2008. To assist us in setting individual officer cash compensation levels, Pearl Meyer & Partners used data from the public filings of the following group of peer institutions similar in asset size, geography and function to United Bank.

Bank	Asset Size (in millions) As of 12/31/07
Berkshire Hills Bancorp, Inc.	$2,513,432
Financial Institutions, Inc.	$1,857,876
Camden National Corporation	$1,716,788
Bancorp Rhode Island, Inc.	$1,477,119
Danvers Bancorp, Inc.	$1,448,303
Rockville Financial, Inc. (MHC)	$1,327,012
Alliance Financial Corporation	$1,307,281
Canandaigua National Corporation	$1,256,349
First National Lincoln Corporation	$1,223,250
Enterprise Bancorp, Inc.	$1,057,666
Westfield Financial, Inc.	$1,039,784
Meridian Interstate Bancorp, Inc. (MHC)	$1,003,226
Legacy Bancorp, Inc.	$924,541
Benjamin Franklin Bancorp, Inc.	$903,278
New Hampshire Thrift Bancshares, Inc.	$834,230
Wilber Corporation	$793,680
SI Financial Group, Inc. (MHC)	$790,198
Chemung Financial Corporation	$788,874
Hampden Bancorp, Inc.	$524,070
Chicopee Bancorp, Inc.	$463,456

In addition to reviewing the compensation data of these peer institutions, the Compensation Committee also reviewed market data from supplemental salary survey sources.

All elements of executive compensation are reviewed annually by the Compensation Committee. These different elements of United Bank’s total compensation mix are described below.

Base Salary

Base salary ranges are established using the median base salaries of United Bank’s peer institutions as a target. Individual executive base salaries are then determined based on that market data and other factors, such as the executive’s qualifications, experience, position responsibilities, and performance in relation to established goals.

Base salaries are adjusted annually based on performance. Increases are determined by the Compensation Committee based on an executive’s individual performance and his or her salary level within the established salary range. An individual executive’s performance rating depends on the level of attainment of pre-established individual goals. The Compensation Committee sets the individual goals for Mr. Collins and Mr. Collins sets the individual goals for each of the other Executive Officers. Principal goals established for Mr. Collins in 2008 were achievement of budgeted net income, and analysis and evaluation of strategic growth opportunities. Mr. Roberts’ principal goals included implementation of profitability analysis for all business lines, analysis of United Bank’s wholesale leveraging strategies and analysis of United Bank’s purchase of bank-owned life insurance. Mr. Harvey’s principal goals included deposit growth, branch expansion and income growth strategies. Mr. Sullivan’s principal goals included loan growth, maintaining credit quality and maximizing yield targets.

Mr. Patterson’s principal goals included maintaining asset quality. In addition to these individual performance goals, other factors considered by the Committee included each executive officer’s performance in furthering the strategic goals of United Financial, general managerial oversight of United Financial, the quality of communications with its board of directors, United Financial’s record of compliance with regulatory requirements, and the officer’s self-assessment of his or her achievement of performance goals.

The Compensation Committee directly reviews the performance of the Chief Executive Officer against his individual goals. The Chief Executive Officer evaluates the performance and makes recommendations to the Compensation Committee based on the other executive officers’ achievement of individual performance goals. However, the Compensation Committee has the sole authority to recommend changes to the base salaries of all executive officers to the full Board of Directors.

In 2008, based on performance in relation to the above pre-established performance goals, executive officers received base salary increases ranging from 4% to 5.5%. The increases were compatible with United Financial’s overall merit increase budget of 3.5%. In addition to his merit adjustment, Mr. Roberts received a 2.0% market adjustment to his base salary to bring his salary closer to the median of his salary range, in line with United Bank’s base salary strategy.

In recent years, base salaries have comprised a smaller portion of total compensation for executive officers, as stock-based incentive compensation has increased. Specifically, for the year ended December 31, 2008, salary comprised 26.5% of Mr. Collins’ total compensation, 44.9% of Mr. Roberts’ total compensation, 33.2% of Mr. Harvey’s total compensation, 43.7% of Mr. Sullivan’s total compensation and 49.1% of Mr. Patterson’s total compensation.

Annual Incentive Plan

Each year the Board of Directors of United Bank approves a short-term Annual Incentive Plan to provide executives an opportunity to earn additional cash compensation based on the attainment of pre-defined individual and Bank-wide performance goals. The Annual Incentive Plan establishes target payouts, to be competitive with market median incentive payments, for each executive-grade level as a percentage of base salary, which will be paid if the defined performance objectives are attained. The Annual Incentive Plan allows for payments in excess of the target payouts if justified by performance results. However, the Compensation Committee’s practice in recent years has been to set aggressive targets, which has resulted in payouts in recent years that have been somewhat under target.

The Annual Incentive Plan is an important part of the compensation mix for executives and directly ties a meaningful part of their total compensation to their individual performance and the performance of United Bank, as a whole.

Stock-Based Incentive Plans

Stock-based incentives are among the most important elements of the total compensation package in that they directly tie the interests of executive officers to the interests of United Financial’s shareholders. In 2006, Company stockholders approved the 2006 United Financial Bancorp, Inc. Stock-Based Incentive Plan and, in 2008, Company stockholders approved the 2008 United Financial Bancorp, Inc. Equity Incentive Plan.

The plans provide for the award of common stock and options. Approximately 70% of the original grant under the plans was in options and 30% of the grant was in restricted stock. By including a mix of options in the overall grant, United Financial intends to compensate its employees for sustained increases in United Financial’s stock price, since options deliver value only when the value of United Financial’s stock increases. All awards of options are made at the market price of the stock at the time of the award.

All awards of common stock and options under the plans included a five-year vesting schedule, the first 20% of which vested on the first anniversary of the grant. The vesting schedule is intended to promote the retention of executive officers, since unvested awards are forfeited if the executive officer leaves the employ of United Bank for reasons other than death, disability, change in control or retirement, as defined in the Plan. The 2006 plan (but not the 2008 plan) provides that certain employees and directors are eligible for accelerated vesting based upon early retirement.

Retirement Benefits

Executives are eligible to participate in United Bank’s qualified retirement plans available to all employees. This includes United Bank’s ESOP, the Defined Benefit Plan, frozen as of April 30, 2007, and the Defined Contribution Retirement Plan (401k).

In addition to the qualified plans, United Bank offers Supplemental Executive Retirement Plans (SERPs) to select executives. The purpose of the SERPs is to make up for the shortfall in retirement benefits that occurs as a result of tax code limitations that reduce benefits for highly compensated executives under qualified plans. The SERPs also serve to help United Bank attract and retain executive talent. The Compensation Committee determines eligibility based on an executive’s position and an assessment of total benefits received under other retirement plan components. The Committee reviews SERP plan design with due consideration of prevailing market practice, overall executive compensation philosophy, and cost to United Bank. Current holders of SERP contracts, otherwise known as Executive Supplemental Compensation Agreements, are Richard Collins, Keith Harvey, Mark Roberts, J. Jeffrey Sullivan and John Patterson. Plan design details are provided in the narrative to the Pension Table presented elsewhere in this proxy statement.

Executive Perquisites

Other types of traditional executive perquisites are used sparingly. The Chief Executive Officer received an annualized automobile allowance of $12,000 payable in monthly installments through payroll. All of the Named Executive Officers (as defined below), except for Mr. Roberts, have Bank-paid membership in a “country” or other type of social club and it is expected that these memberships will be used in part for business development purposes. Personal use of these benefits is subject to income taxation and the taxable amount of such benefit is recorded. The benefit is reviewed annually by the Compensation Committee.

Tax and Accounting Considerations

The Compensation Committee considered the impact of the Statement of Financial Accounting Standard (SFAS) No. 123R, as issued by the FASB in 2004, on United Financial’s use and allocation of equity incentives. United Financial also considered the tax consequences of the compensation plans (to the individual and to United Financial) in making compensation decisions. Specifically, the Compensation Committee reviewed and considered the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code (the “Code), which provides that United Financial may not deduct compensation of more than $1.0 million if paid to certain individuals unless such compensation is “performance-based.” United Financial does not consider base salary and the grant of options and stock under the Stock-Based Incentive Plan to be performance-based compensation and, therefore, such compensation would not be deductible to United Financial to the extent it exceeds $1.0 million. However, in 2008, no such compensation exceeded $1.0 million for any executive officer.

Executive Compensation

The following table sets forth for the year ended December 31, 2008 certain information as to the total remuneration paid by United Financial to Richard B. Collins, who serves as President and Chief Executive Officer, Mark A. Roberts, who serves as Chief Financial Officer, and the three most highly compensated executive officers of United Financial or United Bank other than Messrs. Collins and Roberts (“Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock awards(2) ($)	Option awards ($)(3)	Non-equity incentive plan compensation ($)(4)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)(5)	Total ($)

Richard B. Collins	2008	$372,884	$—	$286,279	$179,308	$73,390	$432,000	$67,893	$1,411,754
President, Chief Executive Officer and Director	2007 2006	358,189 348,551	— —	222,489 83,433	146,455 54,921	38,956 52,530	940,352 209,536	50,010 36,384	1,756,451 785,355

Mark A. Roberts(6)	2008	158,976	—	73,984	59,143	26,201	10,662	24,862	353,828
Executive Vice President and Chief Financial Officer	2007 2006	137,371 81,730	— —	42,405 15,902	42,716 16,019	13,455 10,216	7,723 N/A	11,473 995	255,143 124,862

Keith E. Harvey	2008	183,407	—	95,829	59,143	39,340	138,368	36,761	552,848
Executive Vice President for Operations and Retail Sales	2007 2006	176,406 169,660	— —	64,250 24,094	42,716 16,019	15,966 21,325	486,902 87,743	27,390 19,694	813,630 338,535

J. Jeffrey Sullivan	2008	183,407	—	95,829	59,143	29,025	16,098	36,672	420,174
Executive Vice President and Chief Lending Officer	2007 2006	176,275 169,533	— —	64,250 24,094	42,716 16,019	15,966 21,325	19,923 11,633	27,140 19,575	346,270 262,179

John J. Patterson	2008	150,307	—	39,879	25,284	16,529	45,397	28,745	306,141
Senior Vice President, Risk Management	2007 2006	144,581 139,031	— —	109,563 41,086	76,592 28,722	10,469 13,980	183,192 55,674	22,149 16,594	546,546 295,087

(1)	For 2008, includes $20,500, $14,188, $18,338, $9,163 and $7,515 of elective deferrals to United Financial’s 401(k) plan by Messrs. Collins, Roberts, Harvey, Sullivan and Patterson, respectively. For 2007, includes $14,046, $6,868, $15,500, $8,812 and $20,000 of elective deferrals to United Financial’s 401(k) plan by Messrs. Collins, Roberts, Harvey, Sullivan and Patterson, respectively. For 2006, includes $20,000, $3,804, $15,000, $8,477 and $20,000 of elective deferrals to United Financial’s 401(k) plan by Messrs. Collins, Roberts, Harvey, Sullivan and Patterson, respectively.

(2)	Additional restricted stock awards to the Named Executive Officers were made on June 19, 2008 and were valued under SFAS 123R at the grant date market value of $11.66 per share. All other restricted stock awards to the Named Executive Officers were made on August 17, 2006 and were valued under SFAS 123R at the grant date market value of $12.85 per share. The restricted stock awards vest over five years commencing one year from the grant date. For purposes of SFAS 123R, the awards to Messrs. Collins and Patterson in 2006 were expensed over 35 months and 19 months, respectively, reflecting the date the executives become eligible for full vesting at retirement.
(3)	Option awards values shown reflect option awards in 2006 and 2008 at valuations of $3.62 and $2.57 per option, respectively. The option valuations are based upon the Black-Scholes valuation model using the following assumptions for the awards in 2006 and 2008, respectively: (1) expected term of option, 6.5 years and 6.5 years; (2) annual volatility of common stock, 25% and 19.3%; (3) expected dividend yield of common stock, 2% and 1.88%; and (4) risk-free interest rate, 4.82% per annum and 3.89% per annum. The options vest over five years commencing one year from the grant date. For purposes of SFAS 123R, the options granted to Messrs. Collins and Patterson in 2006 are expensed over 35 months and 19 months, respectively, reflecting the dates the executives become eligible for full vesting at retirement.
(4)	Represents earnings by the Named Executive Officer pursuant to United Bank’s Incentive Plan, described below. Awards earned during 2008 were paid in March 2009.
(5)	All other compensation was comprised of the following elements for the year ended December 31, 2008:

	Collins	Roberts	Harvey	Sullivan	Patterson
Perquisites	$18,486	$—	$—	$—	$—
Employee Stock Ownership Plan	19,710	9,446	17,815	17,735	14,224
Defined Contribution Plan (Bank Match)	11,500	7,938	9,170	9,163	7,515
Life Insurance Premiums	510	510	1,021	1,019	2,278
Dividends on Unvested Restricted Stock	17,687	6,968	8,755	8,755	4,728

(6)	Mr. Roberts joined United Financial and United Bank on May 8, 2006.

Plan-Based Awards. The following table sets forth for the year ended December 31, 2008 certain information as to grants of plan-based awards for the Named Executive Officers.

GRANTS OF PLAN-BASED AWARDS FOR THE YEAR ENDED DECEMBER 31, 2008

Name	Grant date	Estimated possible payouts under non-equity incentive plan awards(1)			Estimated possible payouts under equity incentive plan awards			All other stock awards: number of shares or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
		Thresh- old ($)	Target ($)	Maxi- mum ($)	Thresh- old (#)	Target (#)	Maxi- mum (#)
Richard B. Collins	1/17/2008	$39,386	$78,771	$118,157	N/A	N/A	N/A	50,500	118,000	11.66	892,090
	6/19/2008

Mark A. Roberts	1/17/2008	14,061	28,123	42,184	N/A	N/A	N/A	25,000	59,000	11.66	443,130
	6/19/2008

Keith E. Harvey	1/17/2008	16,144	32,288	48,431	N/A	N/A	N/A	25,000	59,000	11.66	443,130
	6/19/2008

J. Jeffrey Sullivan	1/17/2008	16,144	32,288	48,431	N/A	N/A	N/A	25,000	59,000	11.66	443,130
	6/19/2008

John J. Patterson, Sr.	1/17/2008	16,144	21,168	48,431	N/A	N/A	N/A	13,500	33,500	11.66	243,505
	6/19/2008

(1)	Reflects awards granted pursuant to United Bank’s Annual Incentive Plan, described below.
(2)	Options were valued at $2.57 per option using the Black-Scholes valuation method. Restricted stock was valued using the grant-date price of $11.66 per share.

Annual Incentive Plan. In 2008, United Bank’s annual incentive plan provided cash awards to employees based on the attainment of certain pre-established Bank-wide and individual performance targets, as well as the overall discretion of the Compensation Committee. In 2008, United Bank-wide performance measures were (A) net income, ranging from $5.8 million at threshold, $7.3 million at target and $8.7 million at maximum; (B) total deposit growth, ranging from 5.6% at threshold, 7.0% at target and 8.4% at maximum); and (C) total loan growth, ranging from 5.6% at threshold, 7.0% at target and 8.4% at maximum. United Bank-wide performance measures in 2008 were increased from United Bank-wide performance measures in 2007. Bank performance on any goal below the threshold would result in a 0% award percentage for that goal. Each executive officer also had one or more division-level performance measure. For Mr. Collins and Mr. Roberts, the division-level performance measure was total non-interest expense below $31.8 million at threshold, $28.9 million at target and $26.0 million at maximum. For Mr. Sullivan and Mr. Patterson, the division-level performance measures consisted of a combination of loan delinquency levels, classified loan levels and loan charge-off amounts. For Mr. Harvey the division-level performance measure was deposit fee income of $3.6 million at threshold, $4.6 million at target and $5.5 million at maximum.

Once United Bank’s and the division’s performance measure is determined, the award percentages are added together. Based on United Bank’s performance in 2008, the awarded percentage of target, as so calculated, was 65.2% for Mr. Collins and Mr. Roberts, 85.3% for Mr. Harvey, 62.9% for Mr. Sullivan and 70.2% for Mr. Patterson. The Compensation Committee exercised its discretion with respect to Mr. Patterson and increased his payout from the plan-calculated 54.6% to a 70.2% payout. This decision was based on the Committee’s determination that Mr. Patterson’s performance measures, which were very heavily weighted on loan delinquency and classified loan levels, were disproportionately skewed given the unprecedented disruption in the mortgage markets in 2008.

Stock-Based Incentive Plans. In 2006, stockholders of United Financial approved the 2006 United Financial Bancorp, Inc. Stock-Based Incentive Plan and in 2008 stockholders of United Financial approved the 2008 United Financial Bancorp, Inc. Equity Incentive Plan. These equity-based incentive plans are designed to provide officers, employees and directors of United Financial and United Bank with additional incentives to promote the growth and performance of United Financial.

Employees and outside directors of United Financial or its subsidiaries are eligible to receive awards under the plans. Awards may be granted in a combination of incentive and non-statutory stock options, stock appreciation rights or restricted stock awards. The exercise price of options granted under the plans may not be less than the fair market value on the date the stock option is granted. Awards are subject to vesting conditions and restrictions as determined by the Compensation Committee.

Under each plan, vesting of an option award or stock award will accelerate upon the occurrence of the Named Executive Officer’s death or disability. Under the 2006 plan (but not under the 2008 plan), vesting of an option award or stock award will accelerate upon retirement of the Named Executive Officer. For these purposes, retirement is defined as retirement from employment at age 65, or the attainment of age 55 and the completion of 15 years of employment, or the completion of 25 years of employment. Upon the occurrence of an event constituting a change in control of United Financial as defined in the plans, all stock options will become fully vested, and all restricted stock awards then outstanding will vest free of restrictions.

Equity Compensation Plan Disclosure. Set forth below is information as of December 31, 2008 regarding compensation plans under which equity securities of United Financial are authorized for issuance.

Plan	Number of Securities to be Issued upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price	Number of Securities Remaining Available for Issuance under Plans
2006 equity compensation plan approved by stockholders	770,745	$12.35	106,738
2008 equity compensation plan approved by stockholders	755,000	$11.66	143,953
Equity compensation plans not approved by stockholders	—	—	—
Total	1,525,745		250,691

Outstanding Equity Awards at Year End. The following table sets forth information with respect to outstanding equity awards as of December 31, 2008 for the Named Executive Officers.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008(1)

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable(2)	Number of securities underlying unexercised options (#) unexercisable(2)	Equity incentive plan awards: number of securities underlying unexercised earned options (#)(3)	Option exercise price ($)(3)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Richard B. Collins(1)	49,124	73,689	N/A	$12.35	8/17/16	31,536	477,455	N/A	N/A
Richard B. Collins	—	118,000	N/A	$11.66	6/19/18	50,500	764,570

Mark A. Roberts(1)	24,561	36,845	N/A	$12.35	8/17/16	10,305	156,017	N/A	N/A
Mark A. Roberts	—	59,000	N/A	$11.66	6/19/18	25,000	378,500

Keith E. Harvey(1)	24,561	36,845	N/A	$12.35	8/17/16	15,612	236,365	N/A	N/A
Keith E. Harvey	—	59,000	N/A	$11.66	6/19/18	25,000	378,500

J. Jeffrey Sullivan(1)	24,561	36,845	N/A	$12.35	8/17/16	15,612	236,365	N/A	N/A
J. Jeffrey Sullivan	—	59,000	N/A	$11.66	6/19/18	25,000	378,500

John J. Patterson(1)	13,946	20,920	N/A	$12.35	8/17/16	8,431	127,645	N/A	N/A
John J. Patterson	—	33,500	N/A	$11.66	6/19/18	13,500	204,390

(1)	All equity awards reflected in this table were granted pursuant to United Financial’s 2006 Stock-Based Incentive Plan and 2008 Equity Incentive Plan, described above. The dollar values in the table reflect the closing price of $15.14 per share as of December 31, 2008.
(2)	All restricted stock awards and stock options granted to Named Executive Officers vest at a rate of 20% per year over five years beginning on the first anniversary of the grants.
(3)	The $12.35 option exercise price was adjusted as a result of the second-step conversion, which closed in December 2007.

Option Exercises and Stock Vested. The following table sets forth information with respect to option exercises and stock that vested during the year ended December 31, 2008 for the Named Executive Officers. Information for the “Value realized on vesting” column is based on the $12.37 per share trading price of our common stock on August 15, 2008.

OPTION EXERCISES AND STOCK VESTED FOR THE YEAR ENDED DECEMBER 31, 2008

	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Richard B. Collins	—	—	10,512	130,033
Mark A. Roberts	—	—	3,435	42,490
Keith E. Harvey	—	—	5,204	64,373
J. Jeffrey Sullivan	—	—	5,204	64,373
John J. Patterson	—	—	2,810	34,759

Pension Benefits. The following table sets forth information with respect to pension benefits at and for the year ended December 31, 2008 for the Named Executive Officers.

PENSION BENEFITS AT AND FOR THE YEAR ENDED DECEMBER 31, 2008

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
Richard B. Collins	Defined Benefit Pension Plan	6	223,426	—
	Executive Supplemental Compensation Agreement	7	1,846,854	—

Mark A. Roberts	Executive Supplemental Compensation Agreement	2	18,385

Keith E. Harvey	Defined Benefit Pension Plan	23	484,619	—
	Executive Supplemental Compensation Agreement	24	557,418	—

J. Jeffrey Sullivan	Defined Benefit Pension Plan	4	31,361	—
	Executive Supplemental Compensation Agreement	5	29,890

John J. Patterson	Defined Benefit Pension Plan	14	284,263	—
	Executive Supplemental Compensation Agreement	15	279,023	—

Defined Benefit Pension Plan. United Bank maintained a defined benefit retirement plan offered through CBERA through April 2007. In April 2007, the plan was frozen; accordingly, no additional years of service will be credited to plan participants. Employees who had attained age 21 and completed one year of employment during which they worked at least 1,000 hours were enrolled under the plan.

In quantifying the present value of the current accrued benefit for each of the Named Executive Officers in the pension benefits table above, United Bank assumed a blended annual interest rate of 4.9%, 5.1% and 5.2% to comply with the requirements of the Pension Benefits Protection Act. In addition, the accrued benefit for each participant was calculated based on the participant’s credited service under the plan, his age, his expected mortality (using IRS mortality tables), and his final average compensation and covered compensation (equal to the average of the participant’s highest three consecutive calendar years’ compensation) at December 31, 2008.

Participants in the plan become vested in their retirement benefits at the rate of 20% per year, starting upon completion of two years of vesting service, and become fully vested after six years. They also become 100% vested upon early, normal, or deferred retirement, or death. A participant’s retirement benefit is generally based on 0.75% of the participant’s final average compensation (equal to the average of the participant’s highest three consecutive calendar years’ compensation), plus 0.5% of the final average compensation in excess of the participant’s covered compensation (equal to the average of the Social Security Wage Bases in effect during the 35 years prior to the participant’s Social Security normal retirement date), times all years of service from January 1, 1989. In the event an employee participated under a prior plan formula as of December 31, 1988, any accrued benefits under that plan will be added to his benefit under the current plan.

The plan permits early retirement at age 62, at age 55 with at least five years’ service, and at age 50 with at least 15 years’ service. Participants who retire early or after age 62 will be entitled to an unreduced accrued pension. Participants who retire early before age 62 receive a reduced accrued pension. As of December 31, 2008, Richard B. Collins, Keith E. Harvey and John J. Patterson were eligible for early retirement.

The normal form of retirement benefit for participants who are not married is a single life annuity. The normal form of retirement benefit for participants who are married is a 100% joint and survivor annuity. However, participants who are married and obtain their spouse’s consent may elect to receive a single cash payment or an annuity. In the event of a participant’s death, benefits normally will be paid to the participant’s spouse unless the spouse consents to an alternative beneficiary in writing, and the participant is at least 35 years old. In the event of death prior to the participant’s attainment of early or normal retirement age, the participant’s spouse may either defer receipt of the benefit until the participant would have reached age 70 1/2 or elect to receive a lump-sum payment.

The accrued benefit at retirement for all participants is based on average compensation, years of service and if applicable, covered compensation. The benefit is always expressed as annual single life annuity payable at age 62 (United Bank subsidized the early retirement benefit).

Supplemental Retirement Plan for Senior Executives. United Bank provides a Supplemental Retirement Plan for Messrs. Collins, Harvey, Patterson, Roberts and Sullivan, which was effective October 1, 2007. The Plan provides that each executive will receive supplemental benefits, to the extent vested, commencing 180 days following separation from service. Mr. Collins will vest in his supplemental benefits at a rate of 10% per year from his original date of hire, and Messrs. Harvey, Patterson, Roberts and Sullivan will vest in their supplemental benefits upon completion of 10 years of employment with United Bank. The supplemental benefit equals the percentage of the executive’s final average compensation set forth in each executive’s participation agreement, multiplied by a fraction, the numerator of which is the executive’s years of employment with United Bank and the denominator of which is set forth in the executive’s participation agreement. The supplemental benefit will commence on the executive’s normal benefit date and will be payable in a lump sum, unless the executive has elected, at the time of execution of the participation agreement, to receive an annuity or other form of benefit.

If the executive has a separation from service (other than due to cause, death or disability) prior to the attainment of his benefit age, he will be entitled to a supplemental benefit calculated in the manner set forth above, and if applicable, multiplied by the executive’s vesting rate set forth in his participation agreement. If the executive is less than age 62 at the time of commencement of the supplemental benefit, his benefit will be further reduced by 5% per year for each year prior to age 62 that the benefit payment commences. In the event an executive dies prior to attaining his benefit age but while employed at United Bank, the executive’s beneficiary will be entitled to a death benefit equal to the present value of the accrued annuity benefit as of the date of death, without any pre-retirement reductions, payable in a lump sum. If the executive dies after becoming vested in an accrued annuity benefit but prior to commencement of benefit payments, the executive’s beneficiary will receive the amount otherwise payable to the executive on the executive’s normal benefit date, in a lump sum.

In the event of a change in control of United Financial, the executive will be entitled to a supplemental benefit calculated as if the executive had attained his benefit age and his base salary had increased 5% per year until his benefit age; provided, however, the benefit will be reduced, if necessary, to avoid an excess parachute payment under Section 280G of the Code. If the executive’s employment terminates within two years following a change in control, the executive’s supplemental benefit will be paid in a lump sum. If the executive’s employment terminates more than two years following the change in control, the supplemental benefit will be paid at the time and in the form elected by the executive. In the event the change in control occurs after the executive commences receiving supplemental benefit payments and the executive has made an election in his participation agreement, the present value of the remaining payments will be paid in a lump sum.

Split Dollar Life Insurance Agreements. United Bank has entered into substantially similar Split Dollar Life Insurance Agreements with each of the following executive officers of United Bank: Richard B. Collins, President and Chief Executive Officer; Keith E. Harvey, Executive Vice President, Operations and Retail; and John J. Patterson, Senior Vice President of Risk Management.

The Agreements are intended to be non-equity, endorsement split dollar agreements, with respect to certain life insurance policies issued by a duly licensed life insurance company identified in the Agreements. The insurance policies are to be treated as “bank owned life insurance.” Pursuant to the Agreements, United Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the insurance policies in force. Upon the death of an executive officer while employed by United Bank, the division of the death proceeds of his insurance policy shall be as follows: the executive officer’s designated beneficiary(ies) will be entitled to payment from the policy proceeds directly from the insurer of an amount equal to the lesser of:

(i) a specified dollar amount ($1.2 million in the case of Mr. Collins; $600,000 in the case of Mr. Harvey; and $250,000 in the case of Mr. Patterson); or

(ii) The Net Death Benefit. The “Net Death Benefit” shall be the death benefit payable under the terms of the policy reduced by the aggregate premiums paid by United Bank.

United Bank shall at all times be entitled to one hundred percent (100%) of the insurance policies’ cash values, less any policy loans and unpaid interest or cash withdrawals previously incurred by United Bank.

The Agreements will continue in existence only for so long as each executive officer remains employed by United Bank and will terminate on the termination of the executive officer’s employment (other than due to his death).

Employment Agreement. United Bank has entered into an employment agreement with Richard B. Collins, its President and Chief Executive Officer. The agreement has an initial term of three years and may be renewed by the Board of Directors for an additional year so that the remaining term will be three years. The base salary for Mr. Collins under the agreement is $375,100. In addition to the base salary, the employment agreement provides for, among other things, participation in bonus programs and other employee pension benefit and fringe benefit plans applicable to executive employees. In addition, United Bank will provide Mr. Collins with an annual automobile allowance of $12,000.

Under the agreement, Mr. Collins’ employment may be terminated for cause at any time, in which event he would have no right to receive compensation or other benefits for any period after termination. The following events resulting in Mr. Collins’ termination or resignation will entitle him to payments of severance benefits: (A) his employment is involuntarily terminated either prior to or following a change in control (for reasons other than cause, death, disability or retirement), (B) he resigns during the term of the agreement (whether before or after a change in control) following (i) the failure to elect or reelect or to appoint or reappoint him to his executive position, (ii) a significant change in his functions, duties or responsibilities, or change in the nature or scope of his authority, (iii) the liquidation or dissolution of United Bank or United Financial that would affect his status, (iv) a reduction in his annual compensation or benefits or relocation of his principal place of employment by more than 25 miles from its location as of the date of the agreement or (v) a material breach of the employment agreement by United Bank, or (C) he resigns employment at any time during the term of the agreement following a change in control of United Financial as a result of a failure to renew or extend the agreement.

The severance payment will be equal to three times the sum of (i) his base salary and (ii) the highest rate of bonus awarded to him during the prior three years. Mr. Collins will also receive a lump sum cash payment equal to the present value (discounted at 6%) of contributions that would have been made on his behalf by United Bank under its 401(k) plan and employee stock ownership plan and any other defined contribution plans as if he had continued working for the 36-month period within 30 days following his termination of employment. In the event that his employment has terminated for a reason entitling him to severance payments, Mr. Collins would receive an aggregate severance payment of approximately $1.5 million based upon his level of compensation as of December 31, 2008. Notwithstanding any provision to the contrary in the agreement, payments under the agreement following a change in control are limited so that they will not constitute an excess parachute payment under Section 280G of the Code.

Under the agreement, if Mr. Collins’ employment is terminated due to disability, United Bank will continue to pay his salary for the longer of one year, or the remaining term of the agreement, reduced by payments to him under any applicable disability program. In the event of his death, his estate or beneficiaries will be paid his base salary for one year from his death, and will receive continued medical, dental, family and other benefits for one year. Upon retirement at age 69 or such later date determined by the Board of Directors, Mr. Collins will receive only those benefits to which he is entitled under any retirement plan of United Bank to which he is a party.

As a condition to the payments to Mr. Collins described above, upon termination of Mr. Collins’ employment other than in connection with a change in control, he agrees not to compete with United Bank for a period of one year following termination of his employment within 25 miles of any existing branch of United Bank or any subsidiary of United Financial, or within 25 miles of any office for which United Bank, or a subsidiary has filed an application for regulatory approval to establish an office.

Change in Control Agreements. United Bank has entered into change in control agreements with three of its executive officers: Keith E. Harvey, J. Jeffrey Sullivan and Mark A. Roberts. The agreements provide certain benefits to these individuals in the event of a change in control of United Financial or United Bank. These protections are frequently offered by financial institutions, and the Board of Directors has determined that United Bank would be at a competitive disadvantage in attracting and retaining key employees if it does not offer similar protections. Each of the agreements provides for a term of 36 months. Commencing on each anniversary date, the Board of Directors may extend the agreements for an additional year.

Under each of the agreements, following a change in control of United Financial, the executive is entitled to a payment if the executive’s employment is involuntarily terminated during the term of the agreement, other than for “cause,” as defined, death or disability. Involuntary termination includes the executive’s termination of employment during the term of the agreement and following a change in control as the result of a demotion, loss of title, office or significant authority, reduction in the executive’s annual compensation or benefits, or relocation of the executive’s principal place of employment by more than 25 miles from its location immediately prior to the change in control. In addition, for the first 12 months following a change in control, if United Financial (or its successor) fails to renew the agreement, the executive can voluntarily resign and receive the severance payment. In the event that the executive is entitled to receive payments pursuant to the agreement, the executive will receive a cash payment of up to a maximum of two times the sum of his base salary and highest rate of bonuses awarded to him over the prior three years, subject to applicable withholding taxes. Under the agreements and based on their salaries as of December 31, 2008, Messrs. Harvey, Sullivan and Roberts would receive an aggregate of approximately $535,000, $509,000 and $436,000, respectively, upon a change in control, based upon their current levels of compensation. Notwithstanding any provision to the contrary in the agreement, payments under the agreement are limited so that they will not constitute an excess parachute payment under Section 280G of the Code.

The following table shows as of December 31, 2008, in all cases, potential payments following a termination of employment or a change in control of United Financial.

	Voluntary Resignation	Retirement	Involuntary Termination without cause		Involuntary Termination for cause	Involuntary Termination after change in control		Disability		Death
Richard B. Collins
SERP(1)	$1,477,483	$1,477,483	$1,477,483		$—	$2,405,220		$2,405,220	(2)	$3,046,854	(3)
2006 Stock Based Incentive Plan(4)	$—	$—	$—		$—	$683,047		$683,047		$683,047
2008 Stock Based Incentive Plan(5)	$—	$—	$—		$—	$1,175,210		$1,175,210		$1,175,210
Employment Agreement	$—	$—	$1,487,385	(6)	$—	$1,487,385	(7)	$931,200	(8)	$495,794	(9)

Mark A. Roberts
SERP	$—	$—	$—	(10)	$—	$309,695		$309,695		$91,923	(11)
2006 Stock Based Incentive Plan(12)	$—	$—	$—		$—	$258,814		$258,814		$258,814
2008 Stock Based Incentive Plan(13)	$—	$—	$—		$—	$583,820		$583,820		$583,820
Change in Control Agreement(14)	$—	$—	$—		$—	$435,852		$—		$—

Keith E. Harvey
SERP	$557,418	$557,418	$557,418		$—	$705,770		$705,770		$1,186,755	(15)
2006 Stock Based Incentive Plan(16)	$—	$—	$—		$—	$339,162		$339,162		$339,162
2008 Stock Based Incentive Plan(17)	$—	$—	$—		$—	$583,820		$583,820		$583,820
Change in Control Agreement(14)	$—	$—	$—		$—	$534,859		$—		$—

J. Jeffrey Sullivan
SERP	$—	$—	$—	(18)	$—	$317,226		$317,226		$199,268	(19)
2006 Stock Based Incentive Plan(20)	$—	$—	$—		$—	$339,162		$339,162		$339,162
2008 Stock Based Incentive Plan(21)	$—	$—	$—		$—	$583,820		$583,820		$583,820
Change in Control Agreement(14)	$—	$—	$—		$—	$509,149		$—		$—

John J. Patterson
SERP	$279,023	$279,023	$279,023		$—	$323,012		$323,012	(22)	$529,023	(25)
2006 Stock Based Incentive Plan(23)	$186,011	$186,011	$186,011		$—	$186,011		$186,011		$186,011
2008 Stock Based Incentive Plan(24)	$—	$—	$—		$—	$320,970		$320,970		$320,970

(1)	The SERP will pay a full benefit at age 69.
(2)	Amount represents the lump sum Mr. Collins is entitled to receive under the SERP as of December 31, 2008, in the event he is terminated due to disability prior to retirement. Disability benefits to Mr. Collins under the SERP will commence upon the determination of disability, as elected in the Plan Participation Agreement.

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(3)	Amount represents the lump sum Mr. Collins’ beneficiary is entitled to receive under the SERP in the event of his death prior to attaining age 69 as well as the amount of a lump sum payment equal to the portion of the proceeds of a life insurance policy under the SERP that exceeds the amount payable to the corporation. As of December 31, 2008, the total value of the benefits that would be payable to Mr. Collins’ beneficiary under the life insurance policy was approximately $1,200,000.
(4)	As of December 31, 2008, 40% of the restricted stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $2.79 per share is reflected in this table. For Mr. Collins, 31,536 unvested shares of restricted stock and 73,689 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability.
(5)	As of December 31, 2008, none of the stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $3.48 is reflected in this table. For Mr. Collins, 50,500 unvested shares of restricted stock and 118,000 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability.
(6)	Amount represents the aggregate value of the payments and benefits Mr. Collins would be entitled to receive under his employment agreement in the event of his involuntary termination of employment (other than an involuntary termination of employment following a change in control) during the term of his employment agreement.
(7)	Amount represents the maximum value of the payments and benefits Mr. Collins would be entitled to receive under his employment agreement in the event of his involuntary termination of employment following a change in control of the corporation. Such amount is subject to reduction in order to avoid an “excess parachute payment” under Section 280G of the Code. In the event Mr. Collins received an excess parachute payment upon a change in control of the corporation, he would be permitted to elect which benefits to reduce in order to avoid the excess parachute payment under Code Section 280G.
(8)	Amount represents the gross benefit payable to the employee upon termination due to disability, Mr. Collins’ salary for the greater of one year, or the remaining term of his employment agreement reduced by payments to Mr. Collins under any bank sponsored short and long term disability program.
(9)	In the event of Mr. Collins’ death during the term of the employment agreement, Mr. Collins’ beneficiary will receive Mr. Collins’ base salary and continued medical, dental, and other benefits under Mr. Collins’ employment agreement for a period of one year.
(10)	Mr. Roberts is not yet vested under the SERP.
(11)	Amount represents the lump sum Mr. Roberts beneficiary is entitled to receive under the SERP in the event of his death prior to attaining age 65.
(12)	As of December 31, 2008, 40% of the restricted stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $2.79 per share is reflected in this table. For Mr. Roberts, 10,305 unvested shares of restricted stock and 36,845 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability.
(13)	As of December 31, 2008, none of the stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $3.48 is reflected in this table. For Mr. Roberts, 25,000 unvested shares of restricted stock and 59,000 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability.
(14)	Under the Change in Control Agreement, in the event of the executive’s involuntary termination following a change in control, the executive would be entitled to receive (i) two times the sum of his highest salary plus highest bonus paid during the prior three years, (ii) continued life, medical, and dental coverage for the shorter of a period of 24 months, or until the executive is eligible for Medicare coverage, and (iii) a lump sum payment equal to the present value (discounted at 6%) of contributions that would have been made to the corporation’s 401(k) Plan and employee stock ownership plan of the executive’s behalf as if he had continued employment for an additional 24 month period.

(15)	Amount represents the lump sum Mr. Harvey’s beneficiary is entitled to receive under the SERP in the event of his death prior to attaining age 65 as well as the amount of a lump sum payment equal to the portion of the proceeds of a life insurance policy under the SERP that exceeds the amount payable to the corporation. As of December 31, 2008, the total value of the benefits that would be payable to Mr. Harvey’s beneficiary under the life insurance policy was approximately $600,000.
(16)	As of December 31, 2008, 40% of the restricted stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $2.79 per share is reflected in this table. For Mr. Harvey, 15,612 unvested shares of restricted stock and 36,845 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability. As of December 31, 2008, Mr. Harvey qualified for retirement under the plan; however, pursuant to his award agreement, Mr. Harvey will not be eligible for accelerated vesting upon his early retirement.
(17)	As of December 31, 2008, none of the stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $3.48 is reflected in this table. For Mr. Harvey, 25,000 unvested shares of restricted stock and 59,000 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability.
(18)	Mr. Sullivan is not yet vested under the SERP.
(19)	Amount represents the lump sum Mr. Sullivan’s beneficiary is entitled to receive under the SERP in the event of his death prior to attaining age 65.
(20)	As of December 31, 2008, 40% of restricted stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $2.79 per share is reflected in this table. For Mr. Sullivan, 15,612 unvested shares of restricted stock and 36,845 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability.
(21)	As of December 31, 2008, none of the stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $3.48 is reflected in this table. For Mr. Sullivan, 25,000 unvested shares of restricted stock and 59,000 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability.
(22)	Amount represents the present value of the payments Mr. Patterson is entitled to receive under the SERP as of December 31, 2008, in the event he is terminated due to disability prior to retirement. Disability benefits to Mr. Patterson under the SERP will commence upon the determination of disability, as elected in the Plan Participation Agreement.
(23)	As of December 31, 2008, 40% of the restricted stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $2.79 per share is reflected in this table. For Mr. Patterson, 8,431 unvested shares of restricted stock and 20,920 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability or retirement. As of December 31, 2008, Mr. Patterson qualified for retirement under the plan.
(24)	As of December 31, 2008, none of the stock awards have vested. The restricted shares of common stock granted under the plan were valued at $15.14 per share, the share price as of December 31, 2008. The “in-the-money” value of stock options of $3.48 is reflected in this table. For Mr. Patterson, 13,500 unvested shares of restricted stock and 33,500 unvested stock options granted to the executive will vest in the event of a change in control of the corporation, or the executive’s death or disability.
(25)	Amount represents the lump sum Mr. Patterson’s beneficiary is entitled to receive under the SERP in the event of his death prior to attaining age 65, as well as the amount of a lump sum payment equal to the portion of the proceeds of a life insurance policy under the SERP that exceeds the amount payable to United Financial. As of December 31, 2008, the total value of the benefits that would be payable to Mr. Patterson’s beneficiary under the life insurance policy was approximately $250,000.

Directors’ Compensation

The following table sets forth for the year ended December 31, 2008 certain information as to the total remuneration we paid to our directors other than Mr. Collins. Mr. Collins is not compensated for his services as a director.

DIRECTOR COMPENSATION TABLE FOR THE YEAR ENDED DECEMBER 31, 2008

Name	Fees earned or paid in cash ($)	Stock awards ($)(1),(2)		Option awards ($)(1),(3)		Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)(4)	All other compensation ($)		Total ($)
Michael F. Crowley	37,200	36,415		20,550		N/A	18,740	3,327		116,232
Carol Moore Cutting	32,400	36,415		20,550		N/A	15,933	3,327		108,625
Carol A. Leary	34,650	36,415		20,550		N/A	21,059	3,327		116,001
G. Todd Marchant	36,650	—	(5)	—	(5)	N/A	2,579	3,327		42,556
Kevin E. Ross	34,600	36,415		20,550		N/A	5,533	3,327		100,425
Robert A. Stewart, Jr.	35,450	36,415		20,550		N/A	5,204	—	(6)	97,619
Thomas H. Themistos	33,450	36,415		20,550		N/A	14,230	3,327		107,972
Michael F. Werenski	35,700	36,415		20,550		N/A	5,448	3,327		101,440

(1)	At December 31, 2008, the aggregate number of share awards and the aggregate number of option awards granted to directors under United Financial’s 2006 Stock-Based Incentive Plan were 85,500 shares and 184,500 options, respectively. At December 31, 2008, the aggregate number of share awards and the aggregate number of option awards granted to directors under United Financial’s 2008 Equity Incentive Plan were 76,000 shares and 164,000 options, respectively.
(2)	The grant date fair value of each stock award under the 2006 Stock-Based Incentive Plan was $12.85. The grant date fair value of each stock award under the 2008 Equity Incentive Plan was $11.66.
(3)	The grant date fair value of options awarded in 2006 and 2008 was $3.62 and $2.57 per option, respectively, based upon the Black-Scholes valuation model using the following assumptions for awards in 2006 and 2008, respectively: (1) expected term of option, 6.5 years and 6.5 years; (2) annual volatility of common stock, 25.7 % and 19.3%; (3) expected dividend yield of common stock, 2% and 1.88%; and (4) risk-free interest rate, 4.82% and 3.89% per annum. No options were repriced during the year ended December 31, 2008.
(4)	In 2007, United Financial established a new Director Retirement Plan as described elsewhere in this proxy statement.
(5)	Mr. Marchant became fully eligible for retirement during 2007; accordingly, United Financial had no SFAS 123R expense attributable to Mr. Marchant’s stock and option awards in 2008.
(6)	Mr. Stewart elected under Section 83(b) of the Code to recognize income for the full grant of restricted stock as of the date of the award; accordingly, dividends on such shares are not considered compensation to him.

Directors’ Compensation

Director Fees. Each individual who serves as a director of United Financial currently serves as a director of United Bank and earns director fees in that capacity, unless a Company Board or committee meeting is on a separate day from a Bank Board or committee meeting. In that case, United Financial director earns the same fees as would have been paid for a Bank director or committee meeting. Each non-employee director of United Bank is paid a fee of $950 per meeting attended, with one excused paid absence allowed (for regularly scheduled meetings only) during the course of the year. Additionally, directors are permitted one paid remote board meeting and one paid remote committee meeting each year. Each non-employee director serving on a Board committee is paid a fee of $550 ($650 for the Audit Committee) per committee meeting attended. Each non-employee director also receives a fee of $550 for attending “outside workshops.”

In addition to these per-meeting fees, each non-employee director is paid an annual retainer of $10,000, except for the Lead Director, the Audit Committee Chairperson, the Compensation Committee Chairperson and the Governance Committee Chairperson, who are paid an annual retainer of $13,000, $14,000, $14,000 and $12,000, respectively.

Each non-employee director of United Bank who also serves as a member of the Board of Directors of the United Bank Foundation is paid a fee of $250 per foundation board meeting. The Foundation board of directors met four times in 2008. Directors Cutting, Leary, Ross and Themistos received $1,000, and Director Stewart received $750 for attending the meetings.

In 2008, the Compensation Committee engaged Pearl Meyer & Partners to conduct a competitive market review and assessment of director compensation. The Compensation Committee evaluated the board fees and retainers of a group of 20 peer banks similar in asset size to United Bank and located in United Bank’s region. Following that evaluation, and based on the recommendation of Pearl Meyer & Partners, the Compensation Committee approved the following adjustments to retainers, effective July 1, 2008, which are reflected in the retainers shown above: $1,000 additional retainer for the Lead Director; $4,000 additional retainer for the Audit Committee Chairperson and the Compensation Committee Chairperson; and $2,000 additional retainer for the Governance Committee Chairperson.

Director Retirement Plan. United Bank has adopted a Director Retirement Plan. The Director Retirement Plan provides for the payment of normal retirement benefits upon the director’s separation from service on or after attainment of his normal retirement age (age 72 or age 65 with 10 years of service). The normal retirement benefit is generally equal to 70% of the average annual director’s fees over the highest three years of a Director’s final 10 years of service, and will be payable in 10 annual installments commencing within 60 days after the director’s separation from service. In the event a participant has a separation from service prior to his normal retirement date (other than due to termination for cause, disability or death), the participant will be entitled to a lesser benefit payable in ten annual installments commencing at age 65. The amount payable will be determined by multiplying the normal retirement benefit by the director’s benefit percentage, which is 10% for each year of service, up to 100%. A director’s benefit percentage will accelerate to 100% upon the director’s separation from service due to death, disability or a change in control. A director may elect to receive his normal retirement benefit or early termination benefit payable in a lump sum rather than 10 annual installments, if such election was made prior to December 31, 2007, or if later, within 30 days of his initial participation in the Director Retirement Plan. As of December 31, 2008, directors Marchant and Ross elected to receive their benefit in 10 equal installments. All other directors elected to receive their benefit in a lump sum.

Upon a change in control of United Financial, the present value of the normal retirement benefit will be paid to each director in a lump sum within 30 days of the change in control, irrespective of whether the director has a separation from service. If a director dies while serving on the board, the director’s beneficiary will be entitled to the normal retirement benefit as if the director had survived until normal retirement age, provided that the average annual director’s fees will be determined as of the director’s date of death, and will be payable in the form selected by the director within 60 days of the director’s death. If the director dies after separation from service but before payments of his benefits under the Director Retirement Plan have commenced, or after payments have commenced but before they are completed, the director’s beneficiary will be entitled to the benefits in the form that would have been paid to the director. In the event a director has a termination for cause, the director will forfeit all rights to benefits under the Director Retirement Plan.

Transactions with Certain Related Persons

United Bank makes loans to persons affiliated with United Financial and United Bank in the normal course of its business. All transactions, including such loans, between United Bank and United Financial’s executive officers, directors, nominees for director, holders of 10% or more of the shares of its Common Stock and affiliates thereof, and immediate family members of such persons, (A) were made in the ordinary course of business, (B) were made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loans to other persons and (C) did not involve more than the normal risk of collectability or present other unfavorable features. The balance of loans outstanding to directors, nominees for director, executive officers and their related interests amounted to $2.0 million as of February 27, 2009.

The Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (i) extending or maintaining credit; (ii) arranging for the extension of credit; or (iii) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, however, one of which is applicable to United Financial. Namely, this prohibition does not apply to loans made by a depository institution that is insured by the FDIC and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to United Financial’s directors and officers by United Bank are made in conformity with the Federal Reserve Act and regulations promulgated thereunder.

United Bank also engages in commercial transactions in the ordinary course of business with various business organizations that have directors or executive officers of United Bank or United Financial as their officers, partners, members or stockholders. Examples of such transactions are described in this Proxy Statement under the heading “Board Independence.” While United Financial and United Bank do not have formal written policies and procedures for review of such transactions, all such transactions are monitored and documented by management, and reviewed and ratified by the full Board of Directors (with the affected Board member abstaining from the discussion and vote). In ratifying such transactions, the Board of Directors considers, among other things, the potential impact of the transaction on the independence of the affected Board member.

INFORMATION ABOUT CNB FINANCIAL

CNB Financial Corp. is a bank holding company. Its wholly owned subsidiary Commonwealth National Bank, chartered in 2001, is a nationally chartered bank operating primarily in Worcester County, Massachusetts. CNB Financial is subject to the regulations of, and periodic examinations by, the Federal Reserve Board. Commonwealth National Bank is also subject to the regulations of, and periodic examinations by, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

CNB Financial is the parent of Commonwealth National Bank, a national bank with six full-service branches located in the greater Worcester, Massachusetts area. CNB Financial reports its financial results on a consolidated basis with Commonwealth National Bank. CNB Financial’s financial statements and related notes, which are included in this filing, provide additional information relating to the following discussion of its financial condition.

General

Organization

CNB Financial is a bank holding company. Its wholly owned subsidiary Commonwealth National Bank, chartered in 2001, is a nationally chartered bank operating primarily in Worcester County, Massachusetts. CNB Financial is subject to the regulations of, and periodic examinations by, the Federal Reserve Board. Commonwealth National Bank is also subject to the regulations of, and periodic examinations by, the Office of the Comptroller of the Currency (the “OCC”) and the Federal Deposit Insurance Corporation (the “FDIC”).

CNB Financial Formation

CNB Financial was formed on December 16, 2005 in connection with the reorganization of Commonwealth National Bank into a bank holding company structure. The Federal Reserve Bank of Boston (“FRBB”) approved the application of CNB Financial to acquire 100% of the capital stock of Commonwealth National Bank. In connection with the reorganization, the holders of common stock of Commonwealth National Bank received one share of common stock of CNB Financial in exchange for each share of common stock of Commonwealth National Bank. Outstanding certificates representing shares of common stock of Commonwealth National Bank now represent shares of the common stock of CNB Financial. The par value of CNB Financial’s common stock is $1 per share, and the par value of Commonwealth National Bank’s common stock was $5 per share. The holders of Commonwealth National Bank options immediately prior to the reorganization were entitled to receive one option to acquire shares of the common stock of CNB Financial for each Commonwealth National Bank option then held by them on the same terms and conditions.

The Business of CNB Financial and Commonwealth National Bank

General: CNB Financial does not have operations aside from its ownership of all of the issued and outstanding stock of Commonwealth National Bank. Commonwealth National Bank is CNB Financial’s sole operating subsidiary.

CNB Financial relies mainly on local advertising and promotional activities and on personal contacts by its directors, officers, employees, advisory board and shareholders to attract business and to acquaint potential customers with CNB Financial’s personalized service. CNB Financial emphasizes a high degree of personalized service in order to be able to serve each customer’s banking needs. CNB Financial operates out of its main office at 33 Waldo Street, Worcester, Massachusetts and five branch offices: 1 West Boylston Street, Worcester, Massachusetts; 564 Main Street, Shrewsbury, Massachusetts; 701 Church Street in the Whitinsville section of Northbridge, Massachusetts; 1393 Grafton Street, Worcester, Massachusetts and 26 West Boylston Street, West Boylston, Massachusetts.

Loan Portfolio: Commonwealth National Bank originates commercial, industrial, commercial real estate, home equity, residential and consumer loans. Commercial and industrial loans include operating lines of credit and term loans made to small and medium-sized businesses. Business assets such as accounts receivable and equipment typically secure such loans. Commercial real estate loans are primarily secured by either borrower-occupied business real estate or investment real estate. Home equity loans and lines of credit are secured by the borrower’s residence. One-to-four-family owner-occupied residences secure residential mortgage loans. Consumer loans to individuals include installment loans secured by automobiles and other assets and overdraft protection lines of credit, which are generally unsecured.

Certain risks are involved in granting loans, which primarily relate to the borrower’s ability and willingness to repay the debt. Before Commonwealth National Bank extends a new loan to a customer, the risks are assessed through a review of the borrower’s financial information, past and current credit history, the collateral being used to secure the transaction and other factors.

Investment Activities: Commonwealth National Bank maintains a portion of its assets in investment securities, which consists of U.S. Government and agency obligations, including mortgage-backed securities, private-issue mortgage-backed securities and municipal bonds.

The officers of Commonwealth National Bank, in accordance with investment policies established by its board of directors and with the assistance of an investment advisory firm, manage Commonwealth National Bank’s investment portfolio. The objectives of Commonwealth National Bank’s investment policy are to provide liquidity and diversification of assets and earnings.

Deposits: Commonwealth National Bank obtains its deposits from retail and commercial customers located primarily in the Worcester market area as a result of its competitively priced deposit products and a local advertising campaign. The deposit portfolio is comprised of savings accounts, NOW accounts, demand deposit accounts, money market deposit accounts and certificates of deposit of personal, corporate and municipal account holders.

Competition: Commonwealth National Bank faces competition, both from within and outside of its primary market area, in all aspects of its business. Many of these other institutions have substantially greater financial resources than Commonwealth National Bank. Competitors for deposits include existing banks and credit unions, insurance companies, brokerage firms, mutual funds and other financial institutions. Commonwealth National Bank competes for commercial loans with a number of banks within its service area. Commonwealth National Bank competes for consumer loans, such as home equity loans, installment loans and automobile loans with existing banks, mortgage companies and credit unions doing business in its market area. Its competitors also consist of out-of-state banks, local offices of national financial companies and financial subsidiaries of automobile manufacturers.

Personnel: At December 31, 2008, Commonwealth National Bank employed 60 full-time employees and 11 part-time employees. Commonwealth National Bank provides a number of benefits such as health, disability, and life insurance for qualified employees. None of Commonwealth National Bank’s employees are subject to collective bargaining agreements.

Regulation and Supervision

General

CNB Financial, which is a bank holding company, is required to file certain reports with the Federal Reserve Board (“FRB”) and otherwise comply with the Bank Holding Company Act of 1956, as amended (“BHCA”) and the rules and regulations promulgated thereunder.

Commonwealth National Bank, as a national bank, is subject to extensive regulation, examination and supervision by the OCC, as its primary regulator, and the FDIC, as the deposit insurer. Commonwealth National Bank’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the FDIC. Commonwealth National Bank must file reports with the OCC and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other institutions. The OCC and/or the FDIC conduct periodic examinations to test Commonwealth National Bank’s safety and soundness and compliance with various regulatory requirements. Many aspects of Commonwealth National Bank’s operations are regulated by federal law including allowable activities, reserves against deposits, branching, mergers and investments. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC, or Congress, could have a material adverse impact on CNB Financial or Commonwealth National Bank and their operations.

Certain regulatory requirements applicable to Commonwealth National Bank and CNB Financial are referred to below or elsewhere herein. This description of statutory provisions and regulations applicable to national banks and their holding companies does not purport to be a complete description of such statutes and regulations and their effects on Commonwealth National Bank and CNB Financial and is qualified in its entirety by reference to the actual statutes and regulations involved.

Holding Company Regulation

Federal Regulation. As a bank holding company, CNB Financial is subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. CNB Financial is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval is also required for CNB Financial to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, CNB Financial would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies and banks involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies have authority under the BHCA to acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, before any bank acquisition can be completed, prior approval may also be required from other agencies having supervisory jurisdiction over the banks to be acquired.

A bank holding company generally is prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting securities of any company conducting non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the activities that the FRB has determined by regulation to be closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as a fiduciary, investment or financial advisor; (5) finance leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings association, provided that the savings association only engages in activities permitted by bank holding companies.

The Gramm-Leach-Bliley Act authorized a bank holding company that meets specified conditions, including being “well-capitalized” and “well managed” to opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities may include insurance underwriting and investment banking. The Gramm-Leach-Bliley Act also authorized banks to engage through “financial subsidiaries” in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank’s transactions with affiliates.

Bank holding companies generally are required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality, and overall financial condition. The FRB’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Furthermore, the FRB has authority to prohibit a bank holding company from paying a capital distribution where a subsidiary bank is undercapitalized. These regulatory policies could affect the ability of CNB Financial to pay dividends or otherwise engage in capital distributions.

The FRB has general authority to enforce the BHCA as to CNB Financial and may require a bank holding company to cease any activity or terminate control of any subsidiary engaged in an activity that the FRB believes constitutes a serious risk to the safety, soundness or stability of its bank subsidiaries.

CNB Financial and its subsidiaries will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and money markets, it is impossible for the management of CNB Financial to accurately to predict future changes in monetary policy or the effect of such changes on the business or financial condition of CNB Financial or Commonwealth National Bank.

Massachusetts Holding Company Regulation. In addition to the federal holding company regulations, a bank holding company organized or doing business in Massachusetts must comply with regulations under Massachusetts law. Approval of the Massachusetts regulatory authorities would be required for CNB Financial to acquire 25% or more of the voting stock of another depository institution. Similarly, prior regulatory approval would be necessary for any person or company to acquire 25% or more of the voting stock of CNB Financial. The term “bank holding company,” for the purposes of Massachusetts law, is defined generally to include any company which, directly or indirectly, owns, controls or holds with power to vote more than 25% of the voting stock of each of two or more banking institutions, including commercial banks and state co-operative banks, savings banks and savings and loan association and national banks, federal savings banks and federal savings and loan associations. In general, a holding company controlling, directly or indirectly, only one banking institution will not be deemed to be a bank holding company for the purposes of Massachusetts law. Under Massachusetts law, the prior approval of the Board of Bank Incorporation is required before the following: any company may become a bank holding company; any bank holding company acquires direct or indirect ownership or control of more than 5% of the voting stock of, or all or substantially all of the assets of, a banking institution; or any bank holding company merges with another bank holding company. Although CNB Financial is not a bank holding company for purposes of Massachusetts law, any future acquisition of ownership, control, or the power to vote 25% or more of the voting stock of another banking institution or bank holding company would cause it to become such.

Acquisition of CNB Financial

Federal Regulation. Federal law requires that a notice be submitted to the FRB if any person (including a company), or group acting in concert, seeks to acquire 10% or more of CNB Financial’s outstanding voting stock, unless the FRB has found that the acquisition will not result in a change in control of CNB Financial. The FRB has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain “control” of CNB Financial within the meaning of the BHCA. “Control” generally is defined to mean the ownership or power to vote 25% or more of any class of voting securities of CNB Financial or the ability to control in any manner the election of a majority of CNB Financial’s directors. An existing bank holding company would be required to obtain the FRB’s prior approval under the BHCA before acquiring more than 5% of CNB Financial’s voting stock. See “Holding Company Regulation.”

Federal Banking Regulations

Capital Requirements. The OCC’s capital regulations require national banks to meet two minimum capital standards: a 4% Tier 1 capital to total adjusted assets ratio for most banks (3% for national banks with the highest examination rating) (the “leverage” ratio) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital to total assets standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the financial institution examination rating system) and, together with the risk-based capital standard itself, a 4% Tier 1 capital to risk-based assets standard. “Tier 1 capital” is generally defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles (other than certain mortgage servicing rights and credit card relationships), a percentage of certain non-financial equity investments and certain other specified items.

The risk-based capital standard requires the maintenance of Tier 1 and total capital (which is defined as Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the OCC capital regulation based on the risks that the agency believes are inherent in the type of asset. The regulators have recently added a market risk adjustment to cover a bank’s trading account, foreign exchange and commodity positions. Tier 2 capital may include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of Tier 2 capital included as part of total capital cannot exceed 100% of Tier 1 capital.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for Commonwealth National Bank. CNB Financial’s total and Tier 1 capital exceed these requirements as of December 31, 2008.

Both the OCC and the FRB have the discretion to establish higher capital requirements on a case-by-case basis where deemed appropriate in the circumstances of a particular bank or bank holding company.

Prompt Corrective Regulatory Action. Under the prompt corrective action regulations, the OCC is required to take certain supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution’s degree of undercapitalization. Generally, an institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” An institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the OCC is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” The regulation also provides that a capital restoration plan must be filed with the OCC within 45 days of the date an institution receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company in the amount of the lesser of 5% of the bank’s total assets or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OCC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts. Commonwealth National Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006.

Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution’s assessment rate depends upon the category to which it is assigned. For 2008, assessments ranged from five to forty-three basis points of assessable deposits. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the FDIC, pursuant to a Restoration Plan to replenish the fund, has adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009. The FDIC has adopted further refinements to its risk-based assessment that are effective April 1, 2009 and effectively make the range seven to 77 1/2 basis points. On May 22, 2009, the FDIC issued a final rule that will impose a special five basis points assessment on each institution’s assets minus Tier 1 capital as of June 30, 2009, which would be payable to the FDIC on September 30, 2009. If after June 30, 2009, the reserve ratio of the Deposit Insurance Fund falls to a level that the Board of the Federal Deposit Insurance Corporation (“the Board”) believes would adversely affect public confidence or to a level close to or below zero, the Board may impose an additional special assessment of up to five basis points on each institution’s assets minus Tier 1 capital for the third and fourth quarters of 2009 if deemed necessary. No institution may pay a dividend if in default of the federal deposit insurance assessment.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until December 31, 2009. On May 20, 2009, the FDIC extended the insurance coverage of $250,000 on all deposit accounts until December 31, 2013. Thereafter, regular deposit accounts will be insured up to a maximum of $100,000 and self-directed retirement accounts up to a maximum of $250,000.

In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest bearing transaction accounts would receive unlimited insurance coverage until December 31, 2009 and certain senior unsecured debt issued by institutions and their holding companies would be guaranteed by the FDIC through June 30, 2012 and in certain conditions through December 31, 2012. Commonwealth National Bank made the business decision to participate in the unlimited noninterest bearing transaction account coverage and Commonwealth National Bank, and CNB Financial opted to not participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the calendar year ending December 31, 2008 averaged 1.12 basis points of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Commonwealth National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of Commonwealth National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. National banks are subject to limits on the amount that they may lend to single borrowers. Generally, banks may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its capital and surplus (including Tier 1 capital, Tier 2 capital and the amount of the allowance for loan and lease losses not included in Tier 2 capital). An additional amount may be lent (equal to 10% of capital and surplus) if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At December 31, 2008, Commonwealth National Bank’s limit on loans to one borrower was $4.0 million and Commonwealth National Bank’s largest aggregate outstanding balance of loans to one borrower was $2.9 million.

Limitation on Capital Distributions. National banks may not pay dividends out of their permanent capital or in excess of undivided profits and may not, without OCC approval, pay dividends in excess of the total of the bank’s retained net income for the year combined with retained net income for the prior two years less any transfers to surplus and capital distributions. A national bank may not pay a dividend that would cause it to fall below any applicable regulatory capital standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. Federal law also provides for interstate branching for national banks. Interstate branching by merger was authorized as of June 1, 1997 unless the state in which the bank is to branch has enacted a law opting out of interstate branching. De novo interstate branching is permitted to the extent that the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish de novo branches.

Transactions with Related Parties. The authority of a depository institution to engage in transactions with related parties or “affiliates” (e.g., any company that controls or is under common control with an institution, including, in this case, CNB Financial Corp.) is limited by Sections 23A and 23B of the Federal Reserve Act (“FRA”). Section 23A limits the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the depository institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the depository institution’s capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.

The authority of Commonwealth National Bank to extend credit to executive officers, directors and 10% or greater shareholders (“insiders”), as well as entities such persons control, is governed by Sections 22(g) and 22(h) of the FRA and Regulation O thereunder. Among other things, such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and are not to involve more than the normal risk of repayment. There is an exception to this requirement for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Regulation O also places individual and aggregate limits on the amount of loans that institutions may make to insiders based, in part, on the institution’s capital position and requires that certain board approval procedures be followed. Extensions of credit to executive officers are subject to additional restrictions.

Enforcement. The OCC has primary enforcement responsibility over national banks and has the authority to bring actions against such banks and all institution-affiliated parties, including directors, officers, stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership or conservatorship. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1.0 million per day in especially egregious cases. The FDIC has the authority to recommend to the OCC that it take enforcement action with respect to a national bank. If action is not taken by the agency, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations. The FRB has generally similar enforcement authority with respect to CNB Financial. Neither CNB Financial nor Commonwealth National Bank are under any enforcement action.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Assessments Guidelines Prescribing Standards for Safety and Soundness (“Guidelines”) and a final rule to implement safety and soundness standards required under federal law. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth and quality; earnings; and compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. The final rule establishes deadlines for the submission and review of such safety and soundness compliance plans when such plans are required.

Community Reinvestment Act. The Community Reinvestment Act, (“CRA”), as implemented by OCC regulations, provides that a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examination of a bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain corporate applications by such institution, such as mergers and branching. Commonwealth National Bank’s most recent rating was “Satisfactory.”

Federal Reserve System

The FRB regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $44.4 million or less (subject to adjustment by the FRB) the reserve requirement is 3%; and for accounts aggregating greater than $44.4 million, a reserve requirement of 10% (subject to adjustment by the FRB between 8% and 14%) is applied against that portion of total transaction accounts in excess of $44.4 million. The first $10.3 million of otherwise reservable balances (subject to adjustments by the FRB) are exempted from the reserve requirements.

Federal Home Loan Bank System

Commonwealth National Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks (“FHLBs”). The FHLB provides a central credit facility primarily for member institutions. Commonwealth National Bank, as a member of the FHLB of Boston (the “FHLBB”), is required to acquire and hold shares of capital stock in the FHLBB. Commonwealth National Bank was in compliance with this requirement with an investment in FHLB stock at December 31, 2008 of $3.1 million.

The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future FHLB advances increased, Commonwealth National Bank’s net interest income would likely also be reduced. Recent legislation has changed the structure of the FHLBs’ funding obligations for insolvent thrifts, revised the capital structure of the FHLBs and implemented entirely voluntary membership for FHLBs. Management cannot predict the effect that these changes may have with respect to its FHLB membership.

On February 26, 2009 the FHLBB announced a 2008 net loss as a result of an “other than temporary impairment” charge (OTTI). In response, the FHLBB also announced the suspension of dividends for the current quarter and that it is unlikely they will pay dividends in 2009.

Properties

Commonwealth National Bank leases administrative and banking offices located at 33 Waldo Street, Worcester, Massachusetts. The Waldo Street facility lease is for an initial term of fifteen years, which term ends in 2016, and provides two five-year renewal options. Rentals increase at the rate of 7% every third year. The lease is currently in the third three-year period of the initial term and Commonwealth National Bank’s effective costs are now $19.16 per square foot plus escalations.

On March 6, 2003, a lease for 2,820 square feet in the multi-tenant building at 1 West Boylston Street, Worcester, Massachusetts was executed with a term commencement date of December 1, 2002. The lease includes an initial term of twenty years and provides two five-year renewal options. Lease payments are currently

$33.14 per square foot ($93,456 per annum). Commencing with the seventh year of the lease, and at the beginning of each lease year thereafter, lease payments increase by a percentage equal to the most recent annual percentage increase in the Consumer Price Index (CPI).

On June 6, 2002, Commonwealth National Bank executed a ground lease for 28,253 square feet of land at 572 Main Street, Shrewsbury, Massachusetts. The lease includes an initial term of twenty years and provides eleven five-year renewal options. Lease payments during the first five years were $36,000 per year. During subsequent years, the rent payments increase in accordance with the annual increase in the CPI less an amount of $3,000. As of December 31, 2008, the lease payment was $37,338 per year.

During 2004, Commonwealth National Bank purchased a parcel of land at 701 Church Street, Northbridge, Massachusetts and constructed an office building at a cost of approximately $580,000. Upon completion of the building, Commonwealth National Bank sold the premises and entered into a leaseback agreement for an initial term of twenty years, which term ends in 2024 and provides for two five-year extension options. On November 15, 2004, Commonwealth National Bank opened a bank branch facility at the building. Gross rentals will increase by 3% annually during the initial twenty year term. The gross rent for the current twelve-month period (10/1/08 to 9/30/09) is $73,158.

On January 27, 2006, Commonwealth National Bank executed a lease for approximately 2,000 square feet in a multi-tenant building at 1393 Grafton Street, Worcester, Massachusetts for a branch facility. The lease includes an initial term of ten years and provides three five-year renewal options. Gross rentals during the first five years are $19.75 per square foot ($39,500 per annum) including parking for employees and customers, heating and air conditioning. Lease payments increase by 2% per year at the commencement of the sixth year of the lease term.

On July 25, 2006, Commonwealth National Bank entered into a lease for 7,704 square feet of office space in a multi-tenant building located at 67 Millbrook Street, Worcester, Massachusetts. The premises house a portion of Commonwealth National Bank’s administrative functions. The term of the lease is five years, commencing on October 1, 2006. Under the terms of the lease, Commonwealth National Bank pays monthly rent of $7,381, including utilities. The lease provides for Commonwealth National Bank’s right to extend the lease for one additional five-year period with the monthly rents equal to $9,250 during the first extended year and increasing approximately 5% each year.

On August 14, 2006, Commonwealth National Bank entered into a lease for a building located at 26 West Boylston Street, West Boylston, Massachusetts for a bank branch. The term of the lease is ten years, commencing on July 1, 2006. Under the terms of the lease, base rent is $2,400 per month during the first year with a 3% increase each year. As of December 31, 2008, the base rent equaled $33,554 per year. The lease provides for Commonwealth National Bank’s right to extend the lease for three additional five-year terms, each with a 3% annual increase in rent.

All of the properties are considered to be in good condition and adequate for the purpose for which they are used. In the opinion of management, the foregoing properties are adequately covered by insurance.

Legal Proceedings

Periodically, there have been various claims and lawsuits against CNB Financial or Commonwealth National Bank, such as claims to enforce liens, condemnation proceedings on properties in which CNB Financial or Commonwealth National Bank hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. Neither CNB Financial nor Commonwealth National Bank is a party to any pending legal proceedings that it believes would have a material adverse effect on its financial condition, results of operations or cash flows.

Management’s Discussion and Analysis of Results of Operations

Significant Accounting Policies

Disclosure of CNB Financial’s significant accounting policies is included in Note 3 to the consolidated financial statements of CNB Financial’s Annual Report on Form 10-K for the year ended December 31, 2008 and Note 3 to the consolidated financial statements included in this document. Some of these policies are particularly sensitive, requiring significant judgments, estimates and assumptions to be made by management, most particularly in connection with determining the provision for loan losses and the appropriate level of the allowance for loan losses. Additional information is contained on pages [    ] and [    ] of this document regarding the provision and allowance for loan losses.

Comparison of Operating Results for the Three and Six Months Ended June 30, 2009 and 2008

General

The operating results of CNB Financial depend primarily upon net interest income, which is the difference between interest income on interest-earning assets, primarily loans and investment securities, and interest expense on interest-bearing liabilities, primarily deposits and borrowings. Net earnings are also affected by other income and operating expense, such as employee compensation and benefits, occupancy and equipment expense, and other operating expenses.

Overview

CNB Financial recorded net income of $20,000 for the three-month period ended June 30, 2009, an 85% decrease compared to $137,000 for the same quarter of 2008. Diluted earnings per diluted share were $0.01 and $0.06 for the second quarters of 2009 and 2008, respectively. Year-to-date net income equaled $111,000 for the 2009 period, a 73% decrease compared to $407,000 for the 2008 period. Diluted earnings per diluted share were $0.05 and $0.18 for the six month periods ending June 30, 2009 and 2008, respectively. The decrease in net income was predominantly due to increased professional fees relating to the pending merger as well as an increase in the FDIC insurance premium expense and the FDIC special assessment. The special assessment is due in September 2009, but was required to be fully accrued by June 30, 2009. Net interest income increased 10%, or $250,000, comparing the second quarter of 2009 to the second quarter of 2008 and increased 10%, or $461,000, comparing the year-to-date periods. CNB Financial recorded a gain on a call of available-for-sale investments during the second quarter of 2009 of $108,000, compared with a gain on sale of available-for-sale investments of $184,000 during the first six months of 2008.

Analysis of Net Interest Income

Net interest income is the difference between the income CNB Financial earns on interest-earning assets such as loans and investments and the interest CNB Financial pays for its deposits and borrowed funds. As CNB Financial’s primary source of earnings, net interest income will fluctuate with interest rate movements. To lessen the impact of changes in interest rates, CNB Financial endeavors to structure the balance sheet so that there will be regular opportunities to change the interest rates on (or “reprice”) many of the interest-earning assets in order to match the variability of interest rates paid on CNB Financial’s deposits and other interest-bearing liabilities. Imbalance among interest-earning assets and interest-bearing liabilities at any point in time constitutes interest rate risk.

Net interest income equaled $2,688,000 for the three-month period ended June 30, 2009 compared to $2,438,000 for the three-month period ended June 30, 2008, an increase of $250,000, or 10%. The following table provides the average balances of the major balance sheet categories that generate interest income or interest expense and the resulting asset yields or rate paid for the three-month period ended June 30, 2009 compared to the three months ended June 30, 2008. The difference between asset yields and the rate paid equals the net interest spread. The difference between interest income and interest expense equals net interest income, which is divided into the average balance of interest-earning assets to arrive at the net interest margin. The total dollar amount of interest income from assets and the subsequent yields are calculated on a taxable equivalent basis, using a federal tax rate of 34%.

Distribution of Assets, Liabilities and Stockholders’ Equity Yields and Rates

For the Three Months Ended June 30, 2009 and 2008

	Three Months Ended			Three Months Ended
(Dollars in Thousands)	June 30, 2009			June 30, 2008
(Fully Taxable Equivalent)	Average Balance	Interest Income and Expense (Taxable Equivalent)	Average Yield/Rate	Average Balance	Interest Income and Expense (Taxable Equivalent)	Average Yield/Rate
INTEREST EARNING ASSETS

Total Loans	$241,968	$3,646	6.04%	$222,823	$3,612	6.52%
Investments, Fed Funds and Int. Bearing Balances	42,280	505	4.79%	65,633	821	5.03%

Total Interest Earning Assets	284,248	4,151	5.86%	288,456	4,433	6.18%

Allowance for Loan Losses	(2,983)			(2,736)
Cash and Due from Banks	4,256			5,280
Premises and Equipment	2,018			2,273
Other Assets	4,374			3,286

Total Assets	$291,913			$296,559

INTEREST BEARING LIABILITIES

Savings, NOW and Money Market Deposits	$49,390	50	0.41%	$55,400	179	1.30%
Time Deposits	118,070	793	2.69%	114,205	1,076	3.79%
Borrowed Funds	67,425	532	3.16%	68,140	615	3.63%
Subordinated Debentures	7,500	58	3.06%	7,500	88	4.64%

Total Interest Bearing Liabilities	242,385	1,433	2.37%	245,245	1,958	3.21%
Demand Deposits	28,062			27,013

Total Deposits and Borrowed Funds	270,447	1,433	2.13%	272,258	1,958	2.89%

Other Liabilities	1,488			2,781
Stockholders’ Equity	19,978			21,520

Total Liabilities and Stockholders’ Equity	$291,913			$296,559

Interest Rate Spread			3.73%			3.29%

Net Interest Income (Tax Equivalent Basis)		2,718			2,475
Net Interest Margin			3.84%			3.45%
Less: Adjustment of Tax Exempt Income		(30)			(37)

Net Interest Income		$2,688			$2,438

Earning assets averaged $284.2 million during the three-month period ended June 30, 2009, a 1% decrease compared to the same period of 2008, primarily due to decreases in the investment portfolio. Total deposits and borrowed funds averaged $270.4 million during the three-month period ended June 30, 2009, a 1% decrease compared to the same period of 2008, primarily due to a reduction in savings accounts and borrowed funds, offset by an increase in the average balances of certificates of deposit, NOW and money market and demand deposits. Asset yields decreased by 32 basis points and the cost of deposits and borrowed funds declined by 76 basis points causing a 44 basis point improvement in the net interest spread. CNB Financial’s net interest margin for the three months ended June 30, 2009 is 3.84% compared with same period in 2008 of 3.45%, an increase of 39 basis points. This increase in net interest margin is a result of a larger proportion of earning assets invested in loans, the continued lower and more normally sloped interest rate environment and the successful implementation of CNB Financial’s interest rate risk strategies.

The average balance of loans grew by $19.1 million, or 9%, compared to the second quarter of 2008 primarily in commercial real estate loans, which increased by 15%, or $19.7 million, over the same period in 2008. The average balance of residential real estate and consumer loans increased 7%, or $1.5 million, and 18%, or $2.3 million, respectively. The average balance of commercial loans declined $6.0 million, or 11%, period to period. A portion of the loan growth was funded by reducing the level of the lower-yielding investment securities portfolio. The yield on the loan portfolio declined by 48 basis points from period to period due to the lower interest rate environment.

The total cost of deposits and borrowed funds declined by 76 basis points comparing the three-month period ended June 30, 2009 to the same period of 2008 as a result of lower market interest rates and a change in the composition of CNB Financial’s deposit and borrowed funds portfolio. The average balance of time deposits increased to $118.1 million, or 3%, and the rate on time deposits decreased by 110 basis points as maturing certificates of deposit, originally written at higher interest rates, were replaced at lower market rates. The average balance of NOW and money market accounts increased by $1.7 million, or 8%, compared to the second quarter of 2008 and their average cost decreased by 42 basis points. The average balance of savings accounts declined $7.7 million, or 22%, compared to the second quarter of 2008 and their average cost decreased by 113 basis points. The borrowed funds average balance decreased by $715,000, or 1%, and their cost declined by 47 basis points from the 2008 period to the 2009 period. The average balance of subordinated debentures remained unchanged at $7.5 million and carried an average rate of 3.06% during the second quarter of 2009 compared to a rate of 4.64% during the corresponding quarter of 2008, a decline of 158 basis points. Compared to the same quarter of 2008, total deposits and borrowed funds decreased by $1.8 million, or 1%, and their total cost has declined by 76 basis points to an average rate of 2.13% for the second quarter of 2009. The resulting net interest margin has improved to 3.84% for the 2009 period compared to 3.45% for the same period of 2008, an increase of 39 basis points.

The following table provides the average balances of the major balance sheet categories that generate interest income or interest expense and the resulting asset yields or rate paid for the six-month period ended June 30, 2009 compared to the six months ended June 30, 2008.

Distribution of Assets, Liabilities and Stockholders’ Equity Yields and Rates

For the Six Months Ended June 30, 2009 and 2008

	Six Months Ended			Six Months Ended
(Dollars in Thousands)	June 30, 2009			June 30, 2008
(Fully Taxable Equivalent)	Average Balance	Interest Income and Expense (Taxable Equivalent)	Average Yield/Rate	Average Balance	Interest Income and Expense (Taxable Equivalent)	Average Yield/Rate
INTEREST EARNING ASSETS

Total Loans	$242,206	$7,222	6.01%	$221,286	$7,367	6.69%
Investments, Fed Funds and Int. Bearing Balances	45,260	1,055	4.70%	63,888	1,696	5.34%

Total Interest Earning Assets	287,466	8,277	5.81%	285,174	9,063	6.39%

Allowance for Loan Losses	(2,916)			(2,786)
Cash and Due from Banks	4,223			4,846
Premises and Equipment	2,049			2,312
Other Assets	4,376			2,964

Total Assets	$295,198			$292,510

INTEREST BEARING LIABILITIES

Savings, NOW and Money Market Deposits	$49,831	102	0.41%	$56,273	457	1.63%
Time Deposits	120,516	1,708	2.86%	113,488	2,359	4.18%
Borrowed Funds	68,052	1,067	3.16%	63,951	1,215	3.82%
Subordinated Debentures	7,500	128	3.39%	7,500	211	5.66%

Total Interest Bearing Liabilities	245,899	3,005	2.46%	241,212	4,242	3.54%
Demand Deposits	27,822			27,380

Total Deposits and Borrowed Funds	273,721	3,005	2.21%	268,592	4,242	3.18%

Other Liabilities	1,654			2,508
Stockholders’ Equity	19,823			21,410

Total Liabilities and Stockholders’ Equity	$295,198			$292,510

Interest Rate Spread			3.59%			3.21%

Net Interest Income (Tax Equivalent Basis)		5,272			4,821
Net Interest Margin			3.70%			3.40%
Less: Adjustment of Tax Exempt Income		(59)			(69)

Net Interest Income		$5,213			$4,752

Earning assets averaged $287.5 million during the six-month period ended June 30, 2009, a 1% increase compared to the same period of 2008, due to loan growth offset by a reduction of the investment portfolio. Total deposits and borrowed funds averaged $273.7 million during the six-month period ended June 30, 2009, a 2% increase since the same period of 2008, primarily due to growth in time deposits offset by decreases in savings. Asset yields decreased by 58 basis points and the cost of deposits and borrowed funds declined by 97 basis points causing a 38 basis point improvement in the net interest spread. CNB Financial’s net interest margin climbed to 3.70% for the six months ended June 30, 2009, from the year earlier 3.40% as a result of a larger proportion of earning assets invested in loans, the continued lower and more normally sloped interest rate environment and the successful implementation of CNB Financial’s interest rate risk strategies.

The average balance of loans grew by $20.9 million, or 10%, compared to the first half of 2008. The yield on the loan portfolio declined by 68 basis points from period to period as the portfolio reacted to the lower interest rate environment. The growth in loans was primarily in commercial real estate, which increased 16%, or $21.1 million, compared with the same quarter in 2008. The average balance of consumer and residential loans also increased by $1.4 million, or 12%, and $1.7 million, or 8%, respectively, during the year-to-date period ended June 30, 2009 compared with the same period in 2008. The average balance of commercial loans declined $5.1 million, or 9%, period to period, to $50.9 million during the six-month period ended June 30, 2009. An average $3.3 million of loans were in non-accrual status during the period compared to $1.5 million during the same period of 2008.

The total cost of deposits and borrowed funds declined by 97 basis points comparing the six-month period of 2009 to the same period of 2008 as a result of lower market interest rates and a change in the composition of CNB Financial’s deposit and borrowed funds portfolio. The rate on time deposits decreased by 132 basis points as maturing certificates of deposit, originally written at higher interest rates, were replaced at lower market rates. The average balance of time deposits increased by $7.0 million, or 6%, in the six months ended June 30, 2009 compared to the first half of 2008. The average balance of NOW and money market accounts increased by $1.3 million, or 6%, compared to the first half of 2008. The savings account average balance decreased $7.8 million, or 22%, from the year earlier period. Most of the decrease in balances occurred in the higher cost tiered-rate savings account product. The cost of borrowed funds declined by 66 basis points and the average balance increased by $4.1 million, or 6%, from the 2008 period to the 2009 period. The average balance of subordinated debentures remained unchanged at $7.5 million and carried an average rate of 3.49% during the first half of 2009 compared to a rate of 5.66% during the corresponding period of 2008. Compared to the same period of 2008, total deposits and borrowed funds increased by $5.1 million, or 2%, and their total cost declined by 97 basis points to an average rate of 2.21% for the first half of 2009. The resulting net interest margin improved to 3.70% for the 2009 period compared to 3.40% for the same period of 2008, an increase of 30 basis points.

Provision for Loan Losses

The provision for loan losses was $150,000 during the quarter ending June 30, 2009 compared to a provision of $184,000 for the second quarter 2008. The provision for loan losses was $300,000 for 2009 year-to-date compared to a $284,000 provision for the first half of 2008. The provision increased in 2009 primarily due to an increase in non-performing loans, net charge-offs of $42,000, continued loan growth, and the current economic climate. During the same period of 2008 net charge-offs equaled $211,000. Management, based upon known circumstances and conditions on individual loans, industry trends, regional and national economic conditions and estimates of the probable losses in the loan portfolio, determines the necessary level of the allowance for loan losses.

Other Income

Other income (non-interest income) consists of service charges on deposits and other fee based services, including loan document preparation fees and mortgage referral fees. For the second quarter of 2009, other income (excluding security gains) decreased by 3% to $128,000, compared to $132,000 for the same period of 2008. For the first half of 2009, other income (excluding security gains) increased by 2% to $243,000, compared to $239,000 for the same period of 2008. Increased amounts of other income recorded during the second quarter and the first half of 2009 compared to 2008 were the result of increased fees on deposit accounts partially offset by a reduction in loan related and other fees. Additionally, during the first half of 2009, CNB Financial recorded a $108,000 pre-tax gain on the call of available-for-sale investments compared with a $184,000 gain on the sale of available-for-sale investments during the corresponding period of 2008. The gain recorded during the 2009 period was the result of the call at par on a U.S. Agency investment security purchased at a deep discount.

Operating Expense

Operating expense, alternatively known as non-interest expense, totaled $5.1 million for the first six months of 2009, an increase of 17%, or $747,000, compared to the same period of 2008. This increase is mainly due to increases in professional fees and FDIC insurance premium costs. Professional fees for the first six months of 2009 totaled $466,000, compared to $467,000 during the same period of 2008. During the quarter ended and year-to-date ended June 30, 2009, professional fees relating to merger analysis was $305,000 and $355,000, respectively. There were no merger related expenses during the same periods in 2008. Other general and administrative expenses decreased to $389,000, or 1%, during the six months ended June 30, 2009 compared to $392,000 for the same period in 2008. FDIC expense for the quarter ended June 30, 2009 was $302,000 compared with $39,000 during the same period in 2008. FDIC insurance expenses for the six months ended June 30, 2009 and June 30, 2008 were $382,000 and $78,000 respectively. These increases are due to the increase in the quarterly FDIC insurance premium assessment rate and the accrual of the FDIC special assessment due in September 2009, but required to be accrued by June 30, 2009.

Employee compensation and benefits expense for the six months ended June 30, 2009 comprised 48% of non-interest expense. This category decreased by $7,000, or 0.3%, to $2.4 million due to a reduction in staffing levels. Occupancy and equipment expenses equaled $693,000 for the six month period ended June 30, 2009, an increase of 7%, or $47,000, compared to the 2008 period as CNB Financial recorded higher costs for weather related expenses and maintenance services. Marketing and public relations fees declined by $6,000, or 7%, to $75,000 during the six months ended June 30, 2009 compared to the prior year period as a result of fewer advertising placements in the local print, radio and outdoor media and a greater reliance upon more effective direct marketing. Data processing expense increased by $58,000, or 23%, during the first six months of 2009 as a result of increases in the numbers of loan and deposit accounts maintained on the data processing systems.

Income Taxes

During the second quarter of 2009, CNB Financial recorded income tax expense of $8,000 (an effective tax rate of 29%) compared to $47,000 (an effective tax rate of 26%) recorded during the same period of 2008. For the six month period ended June 30, 2009, CNB Financial recorded income tax expense of $54,000, equivalent to an effective rate of 33%. During the same period of 2008, CNB Financial recorded income tax expense of $132,000, equivalent to an effective rate of 25%. The change in the effective tax rate was attributable to a decrease in the relative level of tax advantaged income (primarily generated by municipal securities) as a percentage of taxable income.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

General

The operating results of CNB Financial and Commonwealth National Bank depend primarily upon net interest income, which is the difference between interest on interest-earning assets, primarily loans and investment securities, and interest expense on interest-bearing liabilities, primarily deposits. Net earnings are also affected by non-interest income as well as non-interest expenses, such as compensation and benefits, building and occupancy expense, and other operating expenses.

Executive Summary

During 2008, CNB Financial experienced net interest margin improvement, largely the result of a decrease in short-term interest rates, which caused a steepening of the interest yield curve, an increase in the portion of assets held in the loan portfolio versus the lower yielding investment portfolio (loans grew by 12% while total assets grew by 2% from year-end 2007 to year-end 2008) and the ability to retain deposits at the lower interest rate levels in spite of continued competitive market conditions. The economic climate during 2008 brought increased pressures on loan quality and loan portfolio performance. Non-performing assets and loan losses increased significantly during 2008. In addition, CNB Financial suffered an impairment loss on its investment in the preferred stock of Fannie Mae and Freddie Mac when those institutions were placed under conservatorship in September 2008.

Summary

CNB Financial recorded a consolidated net loss of $1,567,000 for 2008 compared to net income of $397,000 for 2007. The primary reason for the decline in earnings was the impairment loss ($2.0 million loss net of taxes) suffered in the Fannie Mae and Freddie Mac preferred stock investments. Net interest income during 2008 improved by $1.5 million, or 18%, compared to 2007 as short-term interest rates declined and the yield curve returned to a more normal upward slope. This allowed CNB Financial to reduce its cost of funds to a greater magnitude than the reduction in asset yields. The provision for loan losses increased significantly ($1,359,000 in 2008 compared to $80,000 in 2007) as national and local economic conditions negatively impacted the quality of the loan portfolio.

(Dollars in thousands)	2008	2007
Net (loss) income	$(1,567)	$397
Return on average assets	(0.53)%	0.14%
Return on average equity	(7.51)%	1.94%
Average equity to average assets	7.03%	7.12%

Net Interest Income

During 2008, CNB Financial generated $17,731,000 in interest and dividend income, which was offset by interest expense of $7,846,000 resulting in net interest income of $9,885,000, a $1,514,000 or 18% increase compared to 2007, when CNB Financial generated $18,913,000 in interest income, interest expense of $10,542,000 and net interest income of $8,371,000.

Interest income decreased $1,182,000, or 6.2%, primarily due to a decrease in the average yield on interest earning assets, which was partially offset by an increase in the average balance of loans. The average balance of interest-earning assets grew by 4% to average $288.8 million during 2008. The average balance of loans grew by 8% while the average balance of the lower yielding investments, federal funds and other interest earning assets decreased by 11% compared to 2007. This composition change mitigated the impact of the lower interest rate environment on the earning asset yield, which declined to 6.17% compared to 6.81% in 2007, a 64 basis point reduction.

Interest expense decreased $2,696,000, or 25.6%, due primarily to a decrease in the average rate paid on deposits and borrowed funds. Total deposits and borrowed funds increased by 4% from year to year and averaged $273.7 million during 2008. The growth of time deposits (the higher cost category of deposits) was strategically limited to 1%, while the lower cost savings, NOW and MMDAs grew a combined 4% and non-interest bearing demand deposits increased by 3%. Borrowed funds increased by 11%, as Commonwealth National Bank’s customers carried increased balances in the overnight cash management sweep product and advances (borrowings) from the Federal Home Loan Bank of Boston (“FHLBB”) increased. These balance changes, coupled with the changed interest rate environment caused the total cost of deposits and borrowed funds to equal 2.87% during 2008 compared to 3.99% for the prior year, a reduction of 112 basis points, which is significantly more than the reduction in asset yield. The resulting net interest margin equaled 3.45% for the year, compared to 3.03% for 2007, an increase of 42 basis points.

The following table presents condensed annual average balance sheet categories and the average yields and costs for each category during the years ended December 31, 2008, 2007 and 2006. The interest income, net interest income, asset yields, interest rate spread and net interest margin are portrayed on a taxable equivalent basis.

Distribution of Assets, Liabilities and Stockholders’ Equity:

Interest Rates and Interest Differential

	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006
(Dollars in thousands)	Average Balance	Interest Income and Expense (Taxable Equivalent)(1)	Average Yield/Rate	Average Balance	Interest Income and Expense (Taxable Equivalent)(1)	Average Yield/Rate	Average Balance	Interest Income and Expense (Taxable Equivalent)(1)	Average Yield/Rate
INTEREST EARNING ASSETS:
Total Loans(2)	$229,005	$14,822	6.47%	$211,646	$15,535	7.34%	$190,282	$13,863	7.29%
Investments, Fed Funds and Other Interest Earning Assets	59,771	2,991	5.00%	67,299	3,459	5.14%	67,749	3,149	4.65%

Total Interest Earnings Assets	288,776	17,813	6.17%	278,945	18,994	6.81%	258,031	17,012	6.59%
Allowance for Loan Losses	(2,829)			(2,803)			(2,724)
Cash and Due from Banks	4,989			5,405			5,242
Premises and Equipment	2,249			2,486			2,101
Other Assets	3,515			3,164			4,888

Total Assets	$296,700			$287,197			$267,538

INTEREST BEARING LIABILITIES
Savings, NOW and Money Market Deposits	54,586	740	1.35%	52,737	1,324	2.51%	46,645	811	1.74%
Time Deposits	118,037	4,310	3.65%	117,448	5,930	5.05%	121,081	5,235	4.32%
Borrowed Funds	66,309	2,410	3.63%	59,807	2,735	4.57%	45,515	2,001	4.40%
Trust Preferred	7,500	386	5.15%	7,500	553	7.37%	7,500	525	6.90%

Total Interest Bearing Liabilities	246,432	7,846	3.18%	237,492	10,542	4.44%	220,741	8,572	3.88%
Demand Deposits	27,304			26,465			26,415

Total Deposits and Borrowed Funds	273,736	7,846	2.87%	263,957	10,542	3.99%	247,156	8,572	3.47%
Other Liabilities	2,097			2,785			2,104
Stockholders’ Equity	20,867			20,455			18,278

Total Liabilities and Stockholders’ Equity	$296,700			$287,197			$267,538

Net Interest Income (tax equivalent basis)		9,967			8,452			8,440
Interest Rate Spread			3.30%			2.82%			3.12%
Less: adjustment of tax exempt income		(82)			(81)			(42)

Net interest income		$9,885			$8,371			$8,398

Net Yield on Interest Earning Assets (Net Interest Margin)			3.45%			3.03%			3.27%

(1)	Tax-equivalent amounts are determined assuming a 34% federal tax rate.
(2)	Non-accrual loans are included in average amounts outstanding.

The following table depicts the composition of average earning assets and interest bearing liabilities as a percentage of average earning assets. The earning asset ratio reflects the percentage of total assets that earn interest.

Composition of Average Earning Assets and Interest Bearing Liabilities	2008	2007
As a percentage of average earning assets
Loans	79.3%	75.9%
Other earning assets	20.7%	24.1%

Average earning assets	100.0%	100.0%

Savings and NOWs and MMDAs	18.9%	18.9%
Certificates of deposit	40.9%	42.1%
Borrowed funds	25.6%	24.1%

Average interest bearing liabilities	85.4%	85.1%

Earning asset ratio	97.3%	97.1%

Rate/Volume Analysis. The following tables set forth the effects of changing rates and volumes on our net interest income for 2008 compared to 2007 and for 2007 compared to 2006. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes due to both volume and rate have been allocated proportionally to the volume and rate changes. The net column represents the sum of the prior columns.

2008 Compared to 2007	Volume	Rate	Net
(In thousands)
Interest income:
Total Loans	$1,597	$(2,361)	$(713)
Investments, fed funds and other interest-earning assets	(383)	(34)	(469)

Total	1,214	(2,395)	(1,182)
Interest expense:
Deposits	78	(2,284)	(2,204)
FHLB advances and other borrowed funds	366	(690)	(325)
Subordinated Debentures	—	(166)	(167)

Total	444	(3,140)	(2,696)

Increase in net interest income (tax equivalent basis)	$770	$745	$1,514

2007 Compared to 2006	Volume	Rate	Net
(In thousands)
Interest income:
Total Loans	$1,576	$96	$1,672
Investments, fed funds and other interest-earning assets	(21)	331	310

Total	1,555	427	1,982
Interest expense:
Deposits	(33)	1,242	1,209
FHLB advances and other borrowed funds	652	81	733
Subordinated Debentures	—	28	28

Total	619	1,351	1,970

Increase in net interest income (tax equivalent basis)	$936	$(924)	$12

(1)	Tax-equivalent amounts are determined assuming a 34% federal tax rate.
(2)	Non-accrual loans are included in average amounts outstanding.

Provision for Loan Losses

CNB Financial reported a provision for loan losses of $1,359,000 for 2008, compared to a provision of $80,000 for 2007. The increase in the provision for loan losses reflected an increase in net charge-offs and nonaccrual loans, continued deterioration of the economy and an increase in loans, primarily commercial real estate loans, which carry a greater risk of default than one-to-four-family real estate loans. The allowance for loan losses equaled $2,873,000, or 1.19% of total loans, at December 31, 2008, compared to 1.31% at December 31, 2007. Management, based upon known circumstances and conditions, determines the level of allowance for loan losses. In addition to assessing risk on individual loans, CNB Financial considers industry trends, regional and national economic conditions, and past estimates of losses as compared to actual losses. During 2008, loans in the net amount of $1,330,000 were charged off and no recoveries were recorded compared to $43,000 for 2007. At December 31, 2008, loans in the amount of $3,409,000 were in non-accrual status compared to $1,482,000 at December 31, 2007. Loans accruing interest in the amount of $1,241,000 were past due 30 days or more; no loans accruing interest were past due 90 days or more. CNB Financial will discontinue the accrual of interest on loans once they become 90 days past due or earlier when it becomes doubtful that the full principal and interest will be collected. Once a loan is placed on non-accrual status, any interest that is collected will be recorded on a cash basis or cost-recovery method, until qualifying for return to accrual status.

Total Non-Interest Income

Excluding the $3.0 million impairment loss recorded on CNB Financial’s investment in preferred equity securities of Fannie Mae and Freddie Mac, total non-interest income amounted to $725,000 for 2008 compared to $463,000 for 2007, a 57% increase. Non-interest income during 2008 includes $238,000 of realized gains on the sale of $4,800,000 in investment securities, compared to no realized gains or losses on the sale of investment securities during 2007. The primary sources of non-interest income are fees and service charges on deposit accounts, loan document preparation fees and mortgage loan referral fees. During 2008, the combination of these categories increased by $24,000, or 5%, compared to 2007.

Operating Expenses

Total operating expenses amounted to $8,670,000 for 2008 compared to $8,178,000 during 2007, a 6% increase. This increase was caused by the growth of CNB Financial, as evidenced by growth in asset, loan and deposit size, growth in the numbers of deposit and loan accounts, information processing costs related to the increased size of CNB Financial, as well as increased audit, legal, compliance and loan related costs. Compensation and employee benefit costs increased by $395,000, or 9%, over 2007. The increase was caused by staff additions and merit increases. Occupancy and equipment costs decreased by $64,000, or 5%, compared to 2007 as declines in depreciation and weather-related costs offset increases in utility costs and real estate taxes. Marketing and public relations expense decreased by $109,000, or 36%, compared to the prior year as CNB Financial significantly reduced marketing in local newspapers and outdoor billboards and devoted promotional efforts toward more effective direct mail marketing. Data processing costs increased by $86,000, or 19%, compared to the prior year as a result of increased numbers of loan and deposit accounts maintained on the data processing systems and increased software maintenance expenses. Professional services (primarily legal, audit, director fees, consulting, shareholder relations and appraisal expenses) increased by $227,000, or 32%, on a year to year basis as a result of increased appraisal and legal work involving loan workouts, and increased expenditures for shareholder relations and audit services. Other general and administrative costs declined by $43,000, or 4%, versus the prior year as efficiencies were gained in the process related to the clearing of deposited checks and expense control measures were employed throughout CNB Financial.

Provision for Income Taxes

The income tax benefit of $870,000 that was recorded during 2008 resulted primarily from the tax benefit associated with the impairment loss on Fannie Mae and Freddie Mac preferred equity. During the prior year, 2007, CNB Financial incurred a $179,000 tax expense.

Comparison of Financial Condition at June 30, 2009 and December 31, 2008

Overview

Total assets were $287.4 million at June 30, 2009, compared to $295.1 million at December 31, 2008, a decrease of $7.7 million or approximately 3%. The decrease in total assets was primarily caused by a $5.8 million decrease in the investment portfolio and a $1.5 million decrease in net loans.

Loans

The loan portfolio’s decrease of $1.5 million, or .6%, since December 31, 2008 was primarily due to a 6.5%, or $3.3 million decrease in commercial and industrial (C+I) loans, a $610,000, or 2.5% decrease in residential real estate loans and a $525,000, or 0.3%, decrease in commercial real estate loans. Offsetting these decreases was growth of $3.1 million or 24.1%, in consumer loans, primarily home equity lines of credit.

The allowance for loan losses increased by $259,000 since December 31, 2008 and equaled $3.1 million at June 30, 2009, due to a $300,000 provision for loan losses, charge-offs of $68,000 and $26,000 in recoveries. During the same period of 2008, one loan was charged-off for $212,000, recoveries of $1,000 were recorded and $284,000 was provided to the reserve. At June 30, 2009, the allowance for loan losses equaled 1.30% of total loans versus 1.19% at December 31, 2008. Non-performing loans at June 30, 2009 were $3.2 million (1.3% of loans) compared to $3.4 million (1.4% of loans) at December 31, 2008. The modest decrease in non-performing loans was primarily a result of the payoff in full of an $844,000 commercial real estate loan offset by the addition of five loans to non-accrual status as a result of the continued difficult economic climate. The ratio of the allowance for loan losses to non-performing loans at June 30, 2009 was 99%, compared with 84% at December 31, 2008. Management, based upon known circumstances and conditions, determines the level of the allowance for loan losses. In addition to assessing risk on individual loans, CNB Financial considers industry trends and regional and national economic conditions. In addition to the allowance for loan losses, CNB Financial maintains a separate liability account as a reserve for probable losses on currently unfunded loan commitments. At June 30, 2009, this reserve equaled $61,000.

Other real estate owned (OREO) was $879,000 at June 30, 2009, unchanged from December 31, 2008 . This comprised of one property acquired through foreclosure.

Investment Securities

Investment securities available-for-sale are carried at fair value and totaled $26.2 million at June 30, 2009, a decrease of $5.1 million, or 16%, from December 31, 2008 due to the maturity of an investment , normal amortization and the call of an investment prior to its scheduled maturity. Investment securities classified as held-to-maturity were $8.3 million at June 30, 2009, a decrease of $699,000, or 8%, from December 31, 2008 as a result of normal amortization.

Short-term Investments

Cash and cash equivalents increased by $346,000 since December 31, 2008 and equaled $4.9 million at June 30, 2009. Excess liquidity was held at the Federal Reserve Bank in an interest bearing account versus being invested in overnight federal funds sold. Federal funds sold at June 30, 2009 were zero, compared to $215,000 at December 31, 2008.

Deposits

Deposits, in conjunction with borrowed funds, are Commonwealth National Bank’s primary source of funds. Total deposits were $186 million at June 30, 2009, a $10.1 million (or 5%) decrease since December 31, 2008. A significant portion of the decline in deposits during the first six months of 2009 was the decrease of higher cost time deposits, ($14.7 million decrease), since December 31, 2008. There was also an $840,000 decrease in demand deposits since December 2008. Personal and commercial money markets and NOW accounts increased $1.2 million and savings accounts increased $4.2 million.

To attract new core depositors, Commonwealth National Bank periodically conducts deposit promotion campaigns that are comprised of newspaper, radio and outdoor advertisements, competitive pricing and in-branch promotions. These programs continue to generate increases in customer relationships. Management believes that the new relationships that result from these marketing efforts provide valuable opportunities to cross sell other deposit and loan products and services, as well as build a solid base of core deposits.

Borrowed Funds

Borrowed funds include Federal Home Loan Bank advances, federal funds purchased, subordinated debentures and securities under agreement to repurchase. During the first six months of 2009, these items increased $1.9 million or 2.4%. Advances from the Federal Home Loan Bank of Boston comprise the increase by growing $7.0 million since the end of 2008, offset by a reduction in the balance of securities under agreement to repurchase, which declined by $2.1 million, or 19%, from December 31, 2008. As is the case in the deposit portfolio, the Federal Home Loan Bank of Boston advance growth occurred during a significantly lower interest rate environment allowing for a reduction in the average cost of borrowed funds, thereby procuring funding at relatively low and advantageous interest rates leading to a higher net interest margin.

Stockholders’ Equity

Stockholders’ equity at June 30, 2009 was $20.0 million, an increase of $490,000 from December 31, 2008. The increase was due to year-to-date earnings of $111,000, the $78,000 impact of the accounting treatment for share-based compensation and the $301,000 (net of taxes) increase in the market value of available-for sale investment securities that resulted from movements in market interest rates. The current level of net unrealized gains on available-for-sale investment securities is $430,000, net of taxes. Book value per basic and diluted share at June 30, 2009 was $8.77, compared to the $8.56 at December 31, 2008.

Liquidity and Capital Resources

Liquidity represents Commonwealth National Bank’s ability to generate adequate amounts of funds to meet its needs for cash. Specifically, liquidity ensures that adequate funds are available to fund loan demand, meet deposit withdrawals, maintain reserve requirements, pay operating expenses and satisfy other commitments. Commonwealth National Bank’s ability to maintain and increase deposits will serve as its primary source of liquidity. Secondary sources of liquidity are principal and interest payments on loans and scheduled maturities of the investment portfolio. In addition, the liquidity is supplemented through the use of borrowings. CNB Financial maintains cash balances that are available to pay the interest expense associated with the subordinated debentures and to pay normal operating expenses. These cash balances are considered sufficient to provide adequate liquidity for the payment of these expenses until such time that Commonwealth National Bank is permitted to pay dividends to CNB Financial.

CNB Financial’s most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At June 30, 2009, cash and cash equivalents totaled $4.9 million, with no funds invested in overnight federal funds sold. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $26.2 million at June 30, 2009. In addition, at June 30, 2009, CNB Financial had the ability to borrow an additional $14.5 million from a combination of Federal Home Loan Bank of Boston advances and federal funds purchased lines of credit.

At June 30, 2009, CNB Financial had $15.9 million in loan commitments and unadvanced loan proceeds outstanding. In addition to commitments to originate loans, CNB Financial had $50.6 million in unused and secured lines of credit. Certificates of deposit due within one year of June 30, 2009 totaled $93.3 million, or 50% of total deposits. If these deposits do not remain with CNB Financial, CNB Financial will be required to seek other sources of funds, including other certificates of deposit or other borrowed funds. Depending on market conditions, CNB Financial may be required to pay higher rates on such deposits or other borrowings than CNB

Financial currently pays on its certificates of deposit. CNB Financial believes, however, based on past experience that a significant portion of its certificates of deposit will remain with CNB Financial. CNB Financial has the ability to attract and retain deposits by adjusting the offered interest rates.

The primary investing activity of Commonwealth National Bank is the origination of loans to businesses and individuals. The primary financing activity of Commonwealth National Bank is accepting demand, savings and time deposits from businesses and individuals. Other sources of funds for Commonwealth National Bank are overnight borrowings from customers in the form of repurchase agreements, federal funds purchases and advances (borrowings) from the Federal Home Loan Bank of Boston.

Commonwealth National Bank anticipates that it will have sufficient funds available to meet commitments outstanding and to meet loan demand. In estimating uses of funds, cash requirements for expected loan originations and initial funding amounts of those loans for the forward looking 90-day period are constantly developed, reviewed and evaluated. Estimating the expected deposit trends for the ensuing 90-day period projects the primary source of funds. Expected changes in the interest rate environment are considered when estimating loan originations and pay-downs, as well as deposit flows. Mismatches between expected uses and sources of funds identify the need to adjust the level of Commonwealth National Bank’s investment portfolio or the level of borrowed funds.

Under applicable provisions of federal law, CNB Financial and Commonwealth National Bank must meet specific quantitative capital requirements. As of June 30, 2009, CNB Financial’s and Commonwealth National Bank’s Tier 1 Leverage Capital ratios were 8.55% and 8.25%, respectively. CNB Financial’s Tier 1 and Total Risk-Based Capital ratios were 10.59% and 12.38%, respectively. Commonwealth National Bank’s Tier 1 and Total Risk-Based Capital ratios were 10.22% and 11.47%, respectively. These levels of capital place CNB Financial and Commonwealth National Bank above the regulatory guidelines and requirements, which provides the opportunity to take advantage of business opportunities while ensuring that it has the resources to protect against risk inherent in its business. At June 30, 2009, CNB Financial and Commonwealth National Bank were “well capitalized” as defined by federal regulations.

Off-Balance Sheet Arrangements

In the normal course of operations, CNB Financial engages in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in CNB Financial’s financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For the six months ended June 30, 2009, CNB Financial engaged in no off-balance sheet transactions reasonably likely to have a material effect on CNB Financial’s financial condition, results of operations or cash flows.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

Overview

Total assets at December 31, 2008, amounted to $295.2 million compared to $289.5 at December 31, 2007, a $5.7 million, or 2%, increase. Approximately 98% of the total assets at year-end 2008 were held in earning assets, with total loans equaling $239.5 million (a $25.0 million, or 12%, increase since year-end 2007), investment securities equaling $40.3 million (a $17.0 million, or 30%, decrease) and interest bearing cash equivalents totaling $4.5 million (down by $4.3 million, or 49%). At December 31, 2007, earning assets also equaled approximately 98% of total assets, with total loans equaling $214.5 million, investment securities totaling $57.3 million and interest bearing cash equivalents totaling $8.8 million. The aggregate of deposits and borrowed funds equaled $274.0 million at December 31, 2008, a 3% increase over $265.9 million at December 31, 2007.

Loans

The 12% increase in loan balances from year to year was the result of the application of CNB Financial’s strategy of continued focus on growing the loan portfolio from within CNB Financial’s market area, which primarily covers a substantial portion of Worcester County. Continued growth of the loan portfolio is dependent upon management’s assessment of risks and opportunities in its future lending activities in addition to a variety of competitive and economic factors.

	December 31,
	2008		2007		2006		2005		2004
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:
Residential	$24,001	9.91%	$21,610	9.96%	$15,048	7.51%	$15,278	8.46%	$17,392	11.65%
Commercial	152,014	62.80	128,283	59.12	110,693	55.25	91,497	50.69	78,571	52.61

Total real estate loans	176,015	72.71	149,893	69.08	125,741	62.75	106,775	59.16	95,963	64.26
Commercial loans	53,167	21.96	54,667	25.19	61,931	30.91	58,681	32.51	41,180	27.57
Consumer loans	12,893	5.33	12,441	5.73	12,710	6.34	15,030	8.33	12,197	8.17

Total loans	242,075	100.00	217,001	100.00	200,382	100.00	180,486	100.00	149,340	100.00
Net deferred loan fees	321		320		286		362		353
Allowance for losses	(2,873)		(2,844)		(2,807)		(2,615)		(2,025)

Loans, net	$239,523		$214,477		$197,861		$178,233		$147,668

The following table sets forth certain information at December 31, 2008 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans, having no stated schedule of repayments and no stated maturity, are reported as due in one year or less. The amounts shown below exclude applicable unearned interest in consumer loans and net deferred loan costs. CNB Financial’s adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

December 31, 2008 (In thousands)	Real Estate Loans	Commercial Loans	Consumer Loans	Total Loans
Amounts due in:
One year or less	$19,544	$6,353	$16	$25,913
More than one to five years	39,844	15,236	383	55,463
More than five years	116,627	31,578	12,494	160,699

Total	$176,015	$53,167	$12,893	$242,075

Interest rate terms on amounts due after one year:
Fixed-rate loans	$41,804	$13,192	$3,485	$58,481
Adjustable-rate loans	114,667	33,622	9,392	157,681

Total	$154,471	$46,814	$12,877	$216,162

Investment Securities

CNB Financial views the investment portfolio both as a means of generating earnings and as a source of liquidity. The portfolio at year-end was comprised primarily of mortgage-backed securities. Maturities, calls and sales of securities during 2008 were used to fund the growth of the loan portfolio. At December 31, 2008, approximately $3.1 million of the portfolio was scheduled to mature within one year and $37.2 million was scheduled to mature after one year. Approximately $5.3 million of the portfolio securities are subject to calls prior to final maturity. During 2008, CNB Financial purchased $6.0 million of mortgage-backed securities and $3.0 million of preferred equities. The preferred equities were considered impaired prior to year end and written down. The average years-to-maturity of the mortgage-backed securities portfolio at December 31, 2008 was 16.1 years.

	December 31,
	2008		2007		2006
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available-for-sale:
Gov’t Sponsored Enterprises	$1,888	$2,001	$13,980	$14,168	$19,956	$19,807
Mortgage-backed securities	29,244	29,313	31,116	31,429	34,852	34,775

Total available-for-sale	31,132	31,314	45,096	45,597	54,808	54,582

Securities held-to-maturity:
Gov’t Sponsored Enterprises	—	—	2,000	1,997	3,997	3,970
Mortgage-backed securities	3,428	3,364	4,214	4,215	5,114	5,046
Municipals	5,372	5,284	5,373	5,408	3,352	3,384
Other bonds	150	150	100	100	50	50

Total held-to-maturity	8,950	8,798	11,687	11,720	12,513	12,450

Total	$40,082	$40,112	$56,783	$57,317	$67,321	$67,032

The following table sets forth the stated maturities and weighted average yields of our investment securities at December 31, 2008. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

	One year or less				More than one year to five years				More than five years to ten years				More than ten years				Total
December 31, 2008 (Dollars in thousands)	Carrying Value		Weighted Average Yield		Carrying Value		Weighted Average Yield		Carrying Value		Weighted Average Yield		Carrying Value		Weighted Average Yield		Carrying Value		Weighted Average Yield
Securities available-for-sale:	$			%	$			%	$			%	$			%	$			%
Gov’t Sponsored Enterprises		2,001	5.21			—	—			—	—			—	—			2,001	5.21
Mortgage-backed securities		—	—			—	—			5,219	4.08			24,094	5.65			29,313	5.27

Total available-for-sale		2,001	5.21			—	—			5,219	4.08			24,094	5.65			31,314	5.27

Securities held-to-maturity:
Mortgage-backed securities		—	—			—	—			3,428	5.67			—	—			3,428	5.67
Municipals.		1,103	4.13			—				—	—			4,269	4.48			5,373	4.41
Other bonds		—	—			150	4.28			—	—			—	—			150	4.28

Total held-to-maturity		1,103	4.13			150	4.28			3,428	5.67			4,269	4.48			8,950	4.89

Total		3,104	4.83			150	4.28			8,647	4.71			28,363	5.37			40,264	5.18

Cash and Cash Equivalents

Cash and cash equivalents amounted to $4.5 million at December 31, 2008 compared to $8.8 million at December 31, 2007. The decrease of $4.3 million was primarily due to a lower level of federal funds sold at December 31, 2008.

Liabilities

Deposits

At December 31, 2008, total deposits amounted to $196.6 million compared to $202.2 million at December 31, 2007, a $5.7 million, or 3%, decrease. The dramatically lower interest rate environment during 2008 was a primary cause of significant balance fluctuations within the deposit portfolio. Personal and commercial savings accounts declined by $10.8 million, or 29%, and equaled $26.3 million at year-end, as depositors transferred funds to higher yielding accounts either within Commonwealth National Bank (i.e. certificates of deposits) or elsewhere. Money market and NOW accounts reduced by $5.0 million, or 18%, and equaled $23.5 million at December 31, 2008. Demand deposit accounts declined by $2.3 million, or 8%, and equaled $26.9 million, or 14%, of total deposits. Numerous balances were transferred internally to the certificates of deposit category, and Commonwealth National Bank acquired new certificate of deposit customers, causing certificates of deposit to increase $12.5 million, or 12%, to equal $119.9 million at December 31, 2008. Of the total certificates of deposit, 89%, or approximately $106.9 million, are scheduled to mature in 2009. Commonwealth National Bank’s strategy of shortening the maturity structure of its certificates allowed for a rapid reaction to the lower interest rate environment, as evidenced by the previously mentioned significant reduction in the cost of funds (the cost of deposits and borrowed funds declined by 112 basis points compared to 2007). Demand deposits, savings, money market and NOW accounts are considered core deposits. To attract new core depositors, CNB Financial conducts deposit promotion campaigns comprised of newspaper, radio and outdoor advertisements, competitive pricing and in-branch promotions. CNB Financial also keeps up-to-date with technological advances and offers new products and services desirable to our customers, such as remote deposit capture. Management believes that the new relationships that result from these efforts provide valuable opportunities to cross-sell other deposit and loan products and services, as well as build a solid base of core deposits.

The following table indicates the amount of certificates of deposit by time remaining until maturity at December 31, 2008. At December 31, 2008, total certificates of deposit included $16.5 million of brokered deposits.

Certificates of Deposit (In thousands) December 31, 2008	Less than $100,000	$100,000 or more	Total Certificates of Deposit
Maturity Period
Three months or less	$15,238	$15,746	$30,984
Over three through six months	18,698	22,159	40,857
Over six through twelve months	24,930	10,126	35,056
Over twelve months	9,484	3,492	12,976

Total	$68,350	$51,523	$119,873

Borrowings

CNB Financial has outstanding subordinated debt in the form of trust preferred securities issued through a private placement offering in the amount of $7,732,000. The issue has a maturity date of March 15, 2036 and bears a floating rate of interest that reprices quarterly at the 3-month LIBOR rate plus 1.85%. The interest rate at December 31, 2008 was 3.85%. A special redemption provision allows the issue to be callable at 103.525% of par for the first year and thereafter on a sliding scale down to 100% of par upon the fifth year and thereafter. CNB Financial also borrows in the form of advances from the FHLBB, issues overnight repurchase agreements and, on occasion, borrows funds in the federal funds market. The overnight repurchase agreements result from a customer cash management product, which experienced growth during 2008. The use of FHLBB advances as a source of funds increased during 2008. The following table details the borrowing activity for the past three years

	Year Ended December 31,
(Dollars in thousands)	2008	2007	2006
Maximum amount outstanding at any month-end during the period:
FHLB advances	$61,650	$61,250	$59,500
Overnight Repurchase Agreements	15,534	13,587	7,169
Federal Funds Purchased	3,000	1,325	500
Subordinated Debt	7,732	7,732	7,732

Average amount outstanding during the period(1):
FHLB advances	$56,684	$51,000	$43,687
Overnight Repurchase Agreements	9,342	8,466	1,618
Federal Funds Purchased	282	342	211
Subordinated Debt	7,732	7,732	7,732

Weighted average interest rate during the period(1):
FHLB advances	3.97%	4.61%	4.37%
Overnight Repurchase Agreements	1.64%	4.33%	4.89%
Federal Funds Purchased	2.40%	5.49%	5.49%
Subordinated Debt	5.15%	7.38%	7.00%

Balance outstanding at end of period:
FHLB advances	$55,650	$48,750	$52,250
Overnight Repurchase Agreements	11,035	7,214	5,946
Federal Funds Purchased	3,000	—	500
Subordinated Debt	7,732	7,732	7,732

Weighted average interest rate at end of period:
FHLB advances	3.68%	4.37%	4.62%
Overnight Repurchase Agreements	0.49%	3.37%	4.88%
Federal Funds Purchased	0.55%	—	5.50%
Subordinated Debt	3.85%	6.84%	7.21%

(1)	Averages are based on daily balances.

Capital Resources

The FRB, the OCC and other regulatory agencies have established capital guidelines for banks and bank holding companies. Risk-based capital guidelines issued by the federal regulatory agencies require banks to meet a minimum Tier 1 risk-based capital ratio of 4.0% and a total risk-based capital ratio of 8.0%. At December 31, 2008, CNB Financial and Commonwealth National Bank exceeded the minimum requirements for both Tier 1 risk-based and total risk-based capital. The Tier 1 risk-based capital ratio for CNB Financial and Commonwealth National Bank was 10.43% and 9.90%, respectively. The total risk-based capital ratio for CNB Financial and Commonwealth National Bank was 12.09% and 11.14%, respectively. A minimum requirement of 4.0% of Tier

1 leverage capital is also mandated. On December 31, 2008, the Tier 1 leverage capital ratio for CNB Financial and Commonwealth National Bank was 8.33% and 7.92%, respectively. At December 31, 2008, Commonwealth National Bank was categorized as “well capitalized” as defined by federal regulators.

The maintenance of appropriate capital ratio levels are impacted by various factors such as current earnings, asset growth, loan quality and the potential for loan losses caused by the economic climate. CNB Financial anticipates that current levels of stockholders’ equity, coupled with a return to profitable operations, will be sufficient to continue meeting the FDIC, OCC and FRB requirements for capital adequacy. However, recognizing the unknowns that exist in the current economic climate, CNB Financial is evaluating sources of additional capital should the need arise going forward.

CREDIT QUALITY AND ALLOWANCE FOR LOAN LOSSES

Policies Related to the Accrual of Interest Income

CNB Financial and Commonwealth National Bank normally recognize income on earning assets on the accrual basis, which calls for the recognition of income when earned, rather than when it is collected. Commonwealth National Bank’s policy is to classify a loan 90 days or more past due with respect to principal or interest as a non-accruing loan, unless the ultimate collectibility of principal and interest is assured. In all cases, loans are placed on non-accrual at an earlier date if collection of principal or interest is considered doubtful. Income accruals are suspended on all non-accruing loans, and all the previously accrued and uncollected interest is typically charged against current income. A loan remains on non-accrual status until the factors which suggest doubtful collectibility no longer exist, the loan is liquidated, or when the loan is determined to be uncollected and is charged off against the allowance for loan losses. In those cases where a non-accruing loan is secured by real estate, Commonwealth National Bank can, and usually will, initiate foreclosure proceedings. The result of such action will either be to cause repayment of the loan with the proceeds of a foreclosure sale or to give Commonwealth National Bank possession of the collateral in order to manage a future resale of the real estate. Foreclosed property is recorded at its estimated fair value, less any estimated costs to sell. Any cost in excess of the estimated fair value on the transfer date is charged to the allowance for loan losses, while further declines in market values are recorded as expenses in other non-interest expense in the statement of operations. The following table details non-performing assets for each of the past five year-end dates.

	December 31,
(Dollars in thousands)	2008		2007		2006		2005		2004
Nonaccrual loans:	$		$		$		$		$
Residential real estate		450		—		—		—		—
Commercial real estate		95		490		—		151		—
Construction		2,526		—		—		—		—
Commercial		338		992		67		1,136		—
Consumer		—		—		—		—		—

Total		3,409		1,482		67		1,287		—

Accruing loans past due 90 days or more:		—		—		—		—		—

Total of nonaccrual and 90 days or more past due loans		3,409		1,482		67		1,287		—

Other nonperforming assets		879		—		—		—		—

Total nonperforming assets		4,288		1,482		67		1,287		—
Troubled debt restructurings		—		—		—		—		—

Total nonperforming assets		$4,288		$1,482		$67		$1,287		$—

Total nonperforming loans to total loans		1.41%		0.68%		0.03%		0.71%		—
Total nonperforming loans to total assets		1.15%		0.51%		0.02%		0.52%		—
Total nonperforming assets and troubled debt restructurings to total assets		1.45%		0.51%		0.02%		0.52%		—

Total nonperforming loans increased from December 31, 2007 to December 31, 2008 as a result of the migration of certain loans to nonaccrual status. This trend has been caused primarily by the current economic climate, which has reduced the sales of single-family housing units for which Commonwealth National Bank has provided construction financing. Interest income that would have been recorded for the year ended December 31, 2008, had nonaccruing loans been current according to their original terms amounted to $215,000. No interest related to nonaccrual loans was included in interest income for the year ended December 31, 2008. Interest income related to currently non-accrual loans in the amount of $185,000 was recorded and received during 2008 prior to the placement of these loans on non-accrual status.

Loan Portfolio Monitoring

Commonwealth National Bank’s board of directors grants each loan officer the authority to originate loans on behalf of Commonwealth National Bank, subject to certain limitations. The board of directors also establishes restrictions regarding the types of loans that may be granted and the distribution of loan types within Commonwealth National Bank’s portfolio, and sets loan authority limits for each lender. These authorized lending limits are reviewed at least annually and are based upon the lender’s knowledge and experience. Loan requests that exceed that lender’s authority require the approval of either the President or the Officers’ Loan Committee, which consists of the President, the Chief Credit Officer and each commercial loan officer. All extensions of credit over $1,499,000 to any one borrower, or related party interest, are reviewed and approved by the Executive Committee of Commonwealth National Bank’s board of directors.

Using a variety of management reports, Commonwealth National Bank’s loan portfolio is regularly monitored by credit administration, senior management and the board of directors. The loan portfolio as a whole, as well as individual loans, are reviewed for payment performance, creditworthiness and strength of documentation. Commonwealth National Bank uses an external loan review firm to assist in monitoring the commercial loan portfolio. Credit risk ratings are assigned to commercial loans and are regularly reviewed.

All loan officers are required to service their loan portfolios and account relationships. Remedial actions would be taken, as necessary, to assure full and timely payments of loan balances.

Allowance for Loan Losses

The allowance for loan losses is based on management’s estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known at each reporting date. Commonwealth National Bank reviews the adequacy of the allowance for loan losses at least quarterly. The methodology is a comprehensive analytical process of assessing the credit risk inherent in the loan portfolio. This assessment incorporates a broad range of factors including previous loss experience, asset quality trends, the size and composition of the loan portfolio, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms and the estimated fair value of collateral. Losses are charged against the allowance for loan losses when management believes that the collectibility of principal is doubtful. To the extent management determines the level of anticipated losses in the portfolio has significantly increased or diminished, the allowance for loan losses is adjusted through a provision or credit to earnings. As part of Commonwealth National Bank’s analysis of specific credit risk, extensive reviews are done on problematic credits when identified on the watch and non-performing assets lists. At December 31, 2008, $1,241,000 of loans accruing interest were past due more than 30 days and no loans accruing interest were past due 90 days or more. At December 31, 2008, sixteen loans in the amount of $3,409,000 were on nonaccrual status.

The allowance for loan losses consists of two components:

Specific Allowance – represents management’s assessment of probable losses associated with problem loan relationships over a certain size identified on the watch list and non-performing asset list. Loans are evaluated for impairment by looking at the fair value of the collateral, if the loan is collateral dependent, or measuring the net present value of the expected future cash flows using the loan’s original effective interest rate. When the fair value of the collateral (if the loan is collateral dependent) or the net present value of a loan is lower than the recorded investment of the loan, the difference is reflected with a resulting specific reserve.

Allocated Allowance – The allocated portion of the reserve represents a reflection of risk and the probable, but as yet unidentified specific losses associated with Commonwealth National Bank’s loan portfolio which includes consumer, residential real estate, pass grade commercial loans and watch list loans which are not impaired. Additionally, this portion of the allowance for loan losses provides for probable losses due to: changes in economic conditions; trends in delinquency and asset quality; changes in or detected weaknesses in lending and collection practices and control mechanisms; concentrations of credit; off-balance sheet credit risk; and the experience and ability of lending and collection management.

The following table sets forth the breakdown of the allowance for loan losses by loan category at December 31st of each year indicated.

	2008		2007		2006		2005		2004
(Dollars in thousands)	Amount	% of Loans in Category To Total Loans	Amount	% of Loans in Category To Total Loans	Amount	% of Loans in Category To Total Loans	Amount	% of Loans in Category To Total Loans	Amount	% of Loans in Category To Total Loans
Residential real estate	$100	9.9%	$76	10.0%	$27	7.5%	$34	8.4%	$52	11.6%
Commercial real estate	1,692	62.8	1,840	59.1	1,624	55.2	1,352	50.7	1,073	52.6
Commercial	1,002	22.0	856	25.2	1,107	31.0	1,174	32.6	826	27.7
Consumer	79	5.3	72	5.7	49	6.3	55	8.3	74	8.1

Total allowance for loan losses	$2,873	100.0%	$2,844	100.0%	$2,807	100.0%	$2,615	100.0%	$2,025	100.0%

Although CNB Financial believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and its results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while CNB Financial believes it has established its allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing its loan portfolio, will not require CNB Financial to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect its financial condition and results of operations. The following table details activity within the allowance for loan losses during the past five years.

(Dollars in thousands)	2008	2007	2006	2005	2004
Allowance at beginning of period	$2,844	$2,807	$2,615	$2,025	$1,413

Provision for loan losses	1,359	80	216	590	612
Charge offs:
Residential real estate loans	(47)	—	—	—	—
Commercial real estate loans	(710)	—	—	—	—
Commercial loans	(570)	(82)	(13)	—	—
Consumer loans	(3)	—	(12)	—	—

Total charge-offs	(1,330)	(82)	(25)	—	—
Recoveries
Commercial loans	—	33
Consumer loans	—	6	1	—	—

Total Recoveries	—	39

Net charge-offs	(1,330)	(43)	(24)	—	—

Allowance at end of period	$2,873	$2,844	$2,807	$2,615	$2,025

Allowance to nonperforming loans	0.8 X	1.9 X	41.9 X	2.0 X		(*)
Allowance to total loans outstanding at the end of the period	1.19%	1.31%	1.40%	1.45%	1.35%
Net charge-offs to average loans outstanding during the period	0.58%	0.02%	0.01%	—	—

(*)	CNB Financial had no nonaccrual loans at the end of 2004

Liquidity and Interest Rate Sensitivity

CNB Financial’s net interest income, its primary source of earnings, will fluctuate with interest rate movements. To lessen the impact of changes in the interest rates, CNB Financial endeavors to structure the balance sheet so there will be regular opportunities to change the interest rates on (or “reprice”) many of the interest-earning assets in order to match the variability of interest rates paid on CNB Financial’s interest-bearing liabilities. Imbalance among interest-earning assets and interest-bearing liabilities at any point in time constitutes interest rate risk.

Interest rate risk includes interest rate sensitivity. Sensitivity refers to the responsiveness of interest-earning assets and liabilities to changes in market interest rates. The Asset/Liability Committee (“ALCO”), which meets on a quarterly basis, develops and implements CNB Financial’s strategy for managing the potential impact of changing interest rates. The general objective of the ALCO is to actively manage rate sensitive assets and liabilities in order to reduce the impact of interest rate fluctuations on the net interest margin of CNB Financial. As growth in assets continues, CNB Financial will continuously structure its rate sensitivity position in an effort to protect against rapidly rising or falling interest rates. CNB Financial has established guidelines to maintain an acceptable balance between rate sensitive assets and liabilities.

CNB Financial regularly evaluates the asset mix of the balance sheet in terms of several variables: yield, credit quality, maturity, and appropriate funding sources and liquidity. To manage the balance sheet’s liability mix effectively, CNB Financial focuses primarily on expanding the deposit base by providing a high level of customer service.

Liquidity represents the ability to provide sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals, to pay off debt and meet operating obligations. CNB Financial’s ability to maintain and increase deposits will serve as its primary source of liquidity. In addition, CNB Financial’s liquidity may be supplemented through the use of borrowings or by converting portions of the investment security portfolio to cash.

CNB Financial knows of no trends, demands, commitments, events or uncertainties that should result in, or are reasonably likely to result in, its liquidity increasing or decreasing in any material way in the foreseeable future, other than through its normal banking operations.

RISK MANAGEMENT

Management and the Boards of Directors of CNB Financial and Commonwealth National Bank are committed to sound risk management practices throughout the organization. A third party internal audit firm performs periodic audits of CNB Financial’s policies and procedures. Risks associated with CNB Financial’s business activities and products are identified and measured as to probability of occurrence and impact on CNB Financial (low, moderate, or high), and the control of other activities in place to manage those risks are identified and assessed. The firm reports its findings to the Audit Committee of CNB Financial’s board of directors. Department-level and senior managers of CNB Financial and Commonwealth National Bank are responsible for implementing changes recommended by the internal audit firm and approved by the Audit Committee. This documented program provides management and the board of directors with a comprehensive framework for monitoring CNB Financial’s risk profile from a macro perspective, while also serving as a tool for assessing internal controls over financial reporting.

Interest Rate Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. CNB Financial’s primary market risk exposure is interest rate risk. Interest rate risk is the exposure to movement in interest rates, which could affect CNB Financial’s net interest income. It is the responsibility of Commonwealth National Bank’s ALCO to manage the interest rate risk, which arises naturally from imbalances in repricing, maturity and/or cash flow characteristics of both CNB Financial’s and Commonwealth National Bank’s assets and liabilities. Asset/liability management is governed by policies reviewed and approved annually by the board of directors. The ALCO, composed of members of the board of directors and senior management, meets at least quarterly to review and develop asset/liability management strategies and tactics. The ALCO is responsible for ensuring that the board of directors receives timely and accurate information regarding CNB Financial’s interest rate risk position. Techniques used by the ALCO take into consideration the cash flow and repricing attributes of balance sheet and off-balance sheet items and their relation to possible changes in interest rates. The ALCO manages its interest rate exposure primarily by using on-balance sheet strategies, generally accomplished through the management of the duration, rate sensitivity and average lives of CNB Financial’s various investments, and by extending or shortening maturities of borrowed funds, as well as carefully managing and monitoring the pricing of deposits.

Through the use of a computerized modeling system maintained by outside consultants, the potential effect on CNB Financial’s net interest income (“NII”) of possible changes in interest rates, in rising and declining scenarios is determined and evaluated by ALCO. This evaluation is performed each quarter based upon CNB Financial’s financial data as of February, May, August and November. ALCO has established maximum limits for the change in net interest income over a twelve-month period, with higher levels of change tolerated with higher levels of forecasted total risk-based capital. At the currently forecasted level of total risk-based capital, the limits require that NII for the projected next twelve-month period will not reduced by more than 6% for every 100 basis point (given a gradual ramp) change in interest rates. CNB Financial’s most recent simulation reflects a 2.9% reduction in NII if market rates rise by 300 basis points (compared to the 18% tolerance limit), a 2.1% decline in NII if market rates decline by 50 basis points (compared to the 3% tolerance limit) over a one year period. These changes fall within the ALCO established limits for change in NII for the projected next twelve months. Although the likelihood of a decline in the interest rate environment appears remote, management and ALCO develop strategies that would be implemented to limit the reduction in NII if such an interest rate scenario were to occur. The following table depicts the potential effect on CNB Financial’s net interest income of various possible changes in interest rates, in rising and declining scenarios, over a two-year period forecast as of November 30, 2008.

Changes in Net Interest Income and Return on Assets

(over a two-year period)

(Dollars in thousands)

	as of November 30, 2008
Change in Interest Rates During Year One	Net Interest Income	Percent Change	Change in Return on Assets
300 basis point rise	$10,313	(2.9)%	0.00%
Flat-rate scenario	10,622
50 basis point decline	10,402	(2.1)%	(0.12)%

Change in Interest Rates During Year Two	Net Interest Income	Percent Change	Change in Return on Assets
300 basis point rise	$11,460	(6.2)%	(0.08)%
Flat-rate scenario	12,221
50 basis point decline	11,236	(8.1)%	(0.24)%

Forecast is adjusted to reflect the interest rate environment that existed as of January 30, 2009.

As market conditions vary from those assumed in the interest rate sensitivity analysis, actual results will likely differ due to: the varying impact of changes in the balances and mix of loans and deposits differing from those assumed; the impact of possible off-balance sheet hedging strategies; and other internal/external variables. Furthermore, the sensitivity analysis may not reflect all actions that ALCO might take in responding to or anticipating changes in interest rates.

During the past year, the magnitude of CNB Financial’s expectations for potential changes in the interest rate environment has changed and CNB Financial’s balance sheet structure has also changed in reaction to market conditions. A year ago, the simulation of CNB Financial’s net interest income was based upon different interest rate change assumptions (one year ago it was highly probable that interest rates would decline during 2008, current expectations are for a continued low rate environment for the foreseeable future) and a different balance sheet structure (the maturity structure of liabilities is now shorter). The current balance sheet is positioned such that simulated changes in interest rates have a nearly neutral impact upon net interest income and are within Board established policy limits for one-year exposure to rate changes. The more unfavorable year-two impact of a 50 basis point decline in the rate environment has caused ALCO to develop strategies to lessen the interest rate risk associated with such an environment; however this simulated environment is highly unlikely.

The model that is used to perform the simulation (the results of which are depicted above) assumes a gradual parallel shift of the yield curve over twenty-four months and reprices every interest-earning asset and interest-bearing liability on CNB Financial’s balance sheet. The model uses contractual repricing dates for variable products; contractual maturities for fixed-rate products, and product-specific assumptions for deposits such as NOW Accounts and Money Market Accounts that are subject to repricing based on current market conditions. Investment securities with call provisions will be examined on an individual basis in each rate environment to estimate the likelihood of a call.

CNB Financial could enter into interest rate swap, cap or floor contracts, from time to time, to mitigate the effects on net interest income in the event interest rates on variable deposits rise or rates on variable rate loans decline. No interest rate swap, cap or floor contracts were entered into during the years ended December 31, 2008 or 2007.

Credit Risk

Commonwealth National Bank’s lending staff manages credit risk with review by credit administration and senior management and oversight by the board of directors. Commonwealth National Bank’s board of directors grants each loan officer the authority to originate loans on behalf of CNB Financial and establishes policies regarding loan portfolio diversification and loan officer lending limits. CNB Financial’s loan portfolio is monitored through the use of a variety of management reports and with the assistance of an external loan review firm, for performance, creditworthiness and quality documentation. The portfolio is also examined by the OCC. Risk ratings are assigned to commercial loans at inception and are routinely reviewed. When necessary, loan officers take remedial actions to assure full and timely repayment of loan balances. CNB Financial’s policy is to discontinue the accrual of interest on loans when scheduled payments become contractually past due 90 days or more or when the ultimate collectability of principal or interest becomes doubtful. Consumer installment loans will be charged off when they reach 120 days past due.

LIQUIDITY AND CAPITAL RESOURCES MANAGEMENT

Liquidity, as it pertains to banking, can be defined as the ability to generate cash in the most economical way to satisfy loan demand and/or deposit outflows, and to meet other business opportunities that require cash. Sources of liquidity for banks include short-term liquid assets, cash generated from loan repayments and amortization, borrowings, deposit generation and earnings. Additionally, CNB Financial’s investment portfolio is actively managed by the ALCO and is a strong source of cash flow for CNB Financial. The portfolio is fairly liquid, with a weighted average life of 4.2 years, and is available to be used as a source of funds, if needed. Seventy-eight percent of the portfolio is held as available-for-sale. Including the effect of potential calls on specific investments, the weighted average life of the portfolio is 4.0 years.

Approximately $13.9 million in capital was generated during Commonwealth National Bank’s initial stock offering. Commonwealth National Bank conducted a subscription rights and community offering in 2003 to raise additional capital to support further growth. This offering resulted in the issuance of 721,581 additional shares of common stock and provided net proceeds of $6.5 million. The offering also resulted in the issuance of warrants to purchase 180,395 shares of common stock at a price of $11.00 per share at any time on or before September 30, 2006. As of the warrant expiration date, 170,566 shares had been issued as a result of warrant exercises providing additional capital of $1.9 million. Stockholders’ equity at December 31, 2008 equaled $19.5 million. This level of capital does not include the $7.7 million of trust preferred securities issued by CNB Financial in 2005, of which approximately $6.5 million may be treated as Tier 1 capital for regulatory purposes and an additional $1.0 million may be treated as Tier 2 capital for regulatory purposes. Under applicable provisions of federal banking law, CNB Financial must meet specific quantitative capital requirements. See “Notes to Consolidated Financial Statements, Note 13.”

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Commonwealth National Bank issues financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. At December 31, 2008, these financial instruments included commitments to originate loans, unused lines of credit and secured lines of credit totaling $65.1 million; $1.5 million of which involved original maturities in excess of one year. In addition, CNB Financial had issued letters of credit totaling $2.3 million at December 31, 2008. For further information see “Notes to Consolidated Financial Statements, Note 12(a) Financial Instruments with Off-Balance Sheet Risk.”

For the year ended December 31, 2008, CNB Financial did not engage in any off-balance sheet transactions reasonably likely to have a material effect on its financial condition, results of operations or cash flows.

Commonwealth National Bank has entered into a five year contract with Fiserv Solutions, Inc. for data processing and item processing services. The contract term ends on October 1, 2010. The minimum amount due under the terms of the contract is $100,000 per year. See “Notes to Consolidated Financial Statements, Note 12(f) Data Processing Service Agreements.”

Commonwealth National Bank has entered into certain lease arrangements for its headquarters and branch facilities. These lease obligations include commitments for payments amounting to $5.6 million in the aggregate during the lives of the leases. See “Notes to Consolidated Financial Statements, Note 12(b) Lease Commitments.”

Stock Ownership

The following table provides information as of                     , 2009 about the persons known to CNB Financial to be the beneficial owners of more than 5% of CNB Financial’s outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned	Percent of Common Stock(1)
Herbert I. Corkin 445 Grand Bay Drive, Apt. No. 1106 Key Biscayne, FL 33149	148,055	6.48%

Ronald M. Ansin 132 Littleton Road Harvard, MA 01451	145,810	6.39

The following table provides information as of                     , 2009 about the shares of CNB Financial common stock that may be considered beneficially owned by each director of CNB Financial, by each executive officer of CNB Financial and by all directors and executive officers of CNB Financial as a group. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown.

Name	Number of Shares Owned (excluding options and warrants)		Number of Shares That May be Acquired Within 60 Days By Exercising Options and Warrants	Percent of Common Stock(1)
Directors
Paula A. Aiello	175		—	*
Gerald D. Cohen	20,617	(2)	5,000	1.12%
Cary J. Corkin	8,125	(3)	—	*
Lawrence J. Glick	13,000	(4)	5,000	*
Stephen J. Granger	46,779	(5)	5,000	2.26
George L. Kaplan	104,000	(6)	—	4.55
John P. Lauring	20,000	(7)	10,000	1.31
Harris L. MacNeill	21,962	(8)	7,500	1.29
Ralph D. Marois	19,875	(9)	2,500	*
Henry T. Michie	21,000	(10)	10,000	1.35
Claire A. O’Connor	15,405	(11)	—	*
Bryan T. Rich	55,065	(12)	10,000	2.84
J. Robert Seder	6,081		5,000	*
Charles R. Valade	20,950	(13)	55,345	3.26
Thomas J. Wickstrom	5,000		—	*
Named Executive Officers Who Are Not Also Directors
Christine Trifari	3,750		21,190	*
All directors and executive officers as a group (17 persons)	381,784		156,504	22.06

*	Represents less than 1% of CNB Financial common stock outstanding.
(1)	Based upon 2,283,208 shares of CNB Financial common stock outstanding, plus, for each individual or group, the number of shares of CNB Financial stock that each individual or group may acquire through the exercise of options or warrants within 60 days.
(2)	Includes 5,565 shares owned by Mr. Cohen’s spouse. Also includes 2,362 shares owned by the pension plan of a corporation of which Mr. Cohen owns more than 10% and 2,125 shares owned by a trust of which his spouse serves as a trustee. Mr. Cohen disclaims beneficial ownership in the shares beneficially owned by the trust.
(3)	Includes 625 shares owned by Mr. Corkin’s spouse. Mr. Corkin disclaims beneficial ownership in the shares beneficially owned by his spouse.
(4)	Includes 2,000 shares jointly owned with his spouse, 3,000 shares held by Mr. Glick’s spouse, 1,250 shares held by Mr. Glick’s spouse’s IRA and 500 shares owned by a private corporation of which Mr. Glick owns more than 10%. Mr. Glick disclaims beneficial ownership of the shares beneficially owned by the corporation.
(5)	Includes 6,093 shares owned by his spouse as custodian and 4,375 shares owned by Mr. Granger’s spouse’s IRA. Also includes 10,000 shares held by his spouse and mother-in-law as tenants in common. Mr. Granger disclaims beneficial ownership of the shares beneficially owned by his spouse and mother-in-law.
(6)	Includes 102,500 shares owned by a private corporation of which Mr. Kaplan owns more than 10%. Mr. Kaplan disclaims beneficial ownership of the shares owned by the corporation.

(7)	Includes 10,000 shares owned by a private corporation of which Mr. Lauring owns more than 10%.
(8)	Includes 5,200 shares owned by Mr. MacNeill’s spouse. Mr. MacNeill disclaims beneficial ownership in the shares beneficially owned by his spouse.
(9)	Includes 3,000 shares held by Mr. Marois as custodian for two minor children. Mr. Marois disclaims beneficial ownership in the shares he holds as custodian.
(10)	Includes 2,500 shares owned by Mr. Michie’s spouse and 2,500 shares held by his spouse as custodian for their daughter. Mr. Michie disclaims beneficial ownership in the shares beneficially owned by his spouse and in those held by his spouse as custodian for their daughter.
(11)	Shares jointly owned with spouse.
(12)	Includes 40,015 shares jointly owned with his spouse and 3,650 shares held in his spouse’s IRA.
(13)	Includes 5,250 shares held jointly with Mr. Valade’s spouse and 100 shares held by his spouse as custodian for their child. Mr. Valade disclaims beneficial ownership in the shares beneficially held by his spouse as custodian for their minor child.

ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the merger agreement at the time of the special meeting, the merger agreement cannot be approved unless the special meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by CNB Financial at the time of the special meeting to be voted for an adjournment, if deemed necessary, CNB Financial has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of CNB Financial recommends that shareholders vote “FOR” the adjournment proposal. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the meeting of the place, date and time to which the meeting is adjourned.

LEGAL MATTERS

The validity of the United Financial common stock to be issued in the proposed merger has been passed upon for United Financial by Locke Lord Bissell & Liddell LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of United Financial as of and for the years ended December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 have been included in this proxy statement/prospectus in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of CNB Financial as of and for the years ended December 31, 2008 and 2007 have been included in this proxy statement/prospectus in reliance upon the report of Wolf & Company, P.C., independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

United Financial filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act to register the shares of United Financial common stock to be issued to CNB Financial shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of United Financial and a proxy statement of CNB Financial for its special meeting. As permitted by the Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth below.

United Financial and CNB Financial file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document United Financial or CNB Financial files with the Securities and Exchange Commission at its public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

You should rely only on the information contained in this proxy statement/prospectus when evaluating the merger agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [Effective Date]. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of CNB Financial nor the issuance of shares of United Financial common stock as contemplated by the merger agreement shall create any implication to the contrary.

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands, except per share amounts)

	June 30, 2009	December 31, 2008
	(unaudited)
ASSETS
Cash and due from banks	$12,528	$10,356
Interest-bearing deposits	10,573	3,216

Total cash and cash equivalents	23,101	13,572

Short-term investments	1,086	1,071
Securities available for sale, at fair value	255,068	313,506
Securities held to maturity, at amortized cost (fair value of $25,827 at June 30, 2009 and $3,238 at December 31, 2008)	25,997	3,191
Loans, net of allowance for loan losses of $8,962 at June 30, 2009 and $8,250 at December 31, 2008	859,618	864,421
Other real estate owned	644	998
Accrued interest receivable	4,409	4,706
Deferred tax asset, net	11,376	7,969
Stock in the Federal Home Loan Bank of Boston	12,223	12,223
Banking premises and equipment, net	14,171	12,125
Bank-owned life insurance	27,790	27,173
Other assets	3,183	2,179

TOTAL ASSETS	$1,238,666	$1,263,134

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Interest-bearing	$701,850	$668,485
Non-interest-bearing	113,699	114,178

Total deposits	815,549	782,663
Federal Home Loan Bank of Boston advances	161,105	208,564
Repurchase agreements	33,146	28,042
Escrow funds held for borrowers	1,826	1,667
Capitalized lease obligations	5,204	3,129
Accrued expenses and other liabilities	8,221	11,355

Total liabilities	1,025,051	1,035,420

Stockholders’ equity:
Preferred stock, par value $0.01 per share, authorized 50,000,000 shares; none issued	—	—
Common stock, par value $0.01 per share, authorized 100,000,000 shares; 17,763,747 shares issued at June 30, 2009 and December 31, 2008	178	178
Paid-in capital	165,759	164,358
Retained earnings	76,754	75,888
Unearned compensation	(11,786)	(12,144)
Treasury stock, at cost (1,523,838 shares at June 30, 2009 and 261,798 shares at December 31, 2008)	(20,530)	(3,497)
Accumulated other comprehensive income, net of taxes	3,240	2,931

Total stockholders’ equity	213,615	227,714

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,238,666	$1,263,134

See notes to unaudited consolidated financial statements

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS (unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest and dividend income:
Loans	$11,721	$12,295	$23,772	$24,842
Investments	3,390	3,560	7,261	6,178
Other interest-earning assets	9	118	17	359

Total interest and dividend income	15,120	15,973	31,050	31,379

Interest expense:
Deposits	3,644	4,359	7,469	9,332
Borrowings	1,933	1,706	3,883	3,108

Total interest expense	5,577	6,065	11,352	12,440
Net interest income before provision for loan losses	9,543	9,908	19,698	18,939
Provision for loan losses	675	651	1,215	835

Net interest income after provision for loan losses	8,868	9,257	18,483	18,104

Non-interest income:
Fee income on depositors’ accounts	1,162	1,156	2,269	2,233
Net gain on sale of loans	238	—	363	—
Net gain on sale of securities	461	—	461	8
Wealth management income	212	136	344	286
Income from bank-owned life insurance	340	95	654	145
Other income	182	187	355	421

Total non-interest income	2,595	1,574	4,446	3,093

Non-interest expense:
Salaries and benefits	4,615	4,199	9,279	8,240
Occupancy expenses	641	578	1,306	1,087
Marketing expenses	414	441	756	799
Data processing expenses	797	815	1,641	1,534
Professional fees	295	372	718	815
Merger related expenses	1,161	—	1,161	—
FDIC insurance assessments	890	164	1,230	185
Other expenses	1,217	981	2,094	2,066

Total non-interest expense	10,030	7,550	18,185	14,726

Income before income taxes	1,433	3,281	4,744	6,471
Income tax expense	873	1,272	2,061	2,496

Net income	$560	$2,009	$2,683	$3,975

Earnings per share:
Basic	$0.04	$0.12	$0.17	$0.24
Diluted	$0.04	$0.12	$0.17	$0.24

Weighted average shares outstanding(1):
Basic	15,180,716	16,482,394	15,443,352	16,473,605
Diluted	15,194,405	16,526,477	15,457,191	16,515,927

(1)	Prior period basic and diluted share data were revised in accordance with the provisions of FSP EITF 03-6-1 “Determining Whether Instruments Issued in Share-Based Payment Transactions are Participating Securities” which require that share-based compensation awards that qualify as participating securities (entitled to receive non-forfeitable dividends) be included in basic earnings per share using the two-class method. This revision had no impact on earnings per share as previously reported.

See notes to unaudited consolidated financial statements.

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2009 and 2008

(Dollars in thousands, except per share amounts)

	Common Shares Outstanding	Common Stock	Paid-In Capital	Retained Earnings	Unearned Compensation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2007	17,763,747	$178	$165,920	$73,026	$(12,835)	$—	$(169)	$226,120

Net income	—	—	—	3,975	—	—	—	3,975
Other comprehensive loss	—	—	—	—	—	—	(1,926)	(1,926)

Total comprehensive income								2,049

Net costs from issuance of common stock pursuant to second-step conversion	—	—	(26)	—	—	—	—	(26)
Repurchase of stock to fund the 2008 Equity Incentive Plan	—	—	(537)	—	—	—	—	(537)
Cash dividends paid ($0.13 per share)	—	—	—	(2,143)	—	—	—	(2,143)
Stock-based compensation	—	—	761	—	—	—	—	761
ESOP shares committed to be released	—	—	53	—	349	—	—	402

Balances at June 30, 2008	17,763,747	$178	$166,171	$74,858	$(12,486)	$—	$(2,095)	$226,626

Balances at December 31, 2008	17,501,949	$178	$164,358	$75,888	$(12,144)	$(3,497)	$2,931	$227,714

FAS 115-2 OTTI effect of adoption	—	—	—	337	—	—	(337)	—
Net income	—	—	—	2,683	—	—	—	2,683
Other comprehensive income	—	—	—	—	—	—	646	646

Total comprehensive income								3,329

Cash dividends paid ($0.14 per share)	—	—	—	(2,154)	—	—	—	(2,154)
Treasury stock purchases	(1,251,979)	—	—	—	—	(16,901)	—	(16,901)
Shares repurchased in connection with restricted stock forfeited for tax purposes	(10,459)	—	—	—	—	(137)	—	(137)
Tax benefit from MRP vesting	—	—	33	—	—	—	—	33
Reissuance of treasury shares in connection with restricted stock grants	398	—	(5)	—	—	5	—	—
Stock-based compensation	—	—	1,238	—	—	—	—	1,238
ESOP shares committed to be released	—	—	135	—	358	—	—	493

Balances at June 30, 2009	16,239,909	$178	$165,759	$76,754	$(11,786)	$(20,530)	$3,240	$213,615

The components of other comprehensive income and related tax effects are as follows:

	Six Months Ended June 30,
	2009	2008
Change in unrealized holding gains (losses) on available-for-sale securities	$1,491	$(3,194)
Reclassification adjustment for gains realized in income	(461)	(8)

Net change in unrealized gains (losses)	1,030	(3,202)

Tax effect	384	(1,276)

Other comprehensive income (loss)	$646	$(1,926)

See notes to unaudited consolidated financial statements.

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2009 and 2008

(Dollars in thousands)

	2009	2008
Cash flows from operating activities:
Net income	$2,683	$3,975
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	1,215	835
ESOP expense	493	402
Stock-based compensation	1,238	761
Amortization of premiums and discounts	169	73
Depreciation and amortization	508	406
Amortization of intangible assets	11	15
Net loss on sale of other real estate owned	15	9
Net gain on sale of securities	(461)	(8)
Loans originated for sale	(16,018)	—
Proceeds from sales of loans held for sale	16,381
Net gain on sale of loans	(363)	—
Increase in cash surrender value of bank-owned life insurance	(617)	(293)
Decrease (increase) in accrued interest receivable	297	(147)
Increase in other assets	(4,805)	(4,660)
Decrease in accrued expenses and other liabilities	(1,792)	(2,670)

Net cash used in operating activities	(1,046)	(1,302)

Cash flows from investing activities:
Purchases of securities available for sale	(4,599)	(167,496)
Proceeds from sales of securities available for sale	24,386	28,407
Proceeds from maturities, calls and principal repayments of securities available for sale	39,987	46,871
Purchases of securities held to maturity	(23,129)	—
Proceeds from maturities, calls and principal repayments of securities held to maturity	308	25
Investment in short term time deposits	(15)	(25)
Proceeds from sales of other real estate owned	370	391
Net loan originations, purchases and principal repayments	(10,080)	(34,025)
Proceeds from sales of loans	13,637	—
Purchases of property and equipment	(429)	(579)
Cash paid on merger related expenses	(1,161)	—
Cash paid to acquire Levine Financial Group	(92)	(82)

Net cash provided by (used in) investing activities	39,183	(126,513)

(Continued)

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2009 and 2008 (Concluded)

(Dollars in thousands)

	2009	2008
Cash flows from financing activities:
Net increase in deposits	32,886	56,025
Net (decrease) increase in short-term borrowings from Federal Home Loan Bank of Boston	(42,000)	53,145
Proceeds of Federal Home Loan Bank of Boston long-term advances	1,043	45,000
Repayments of Federal Home Loan Bank of Boston long-term advances	(6,502)	(15,753)
Net increase (decrease) in repurchase agreements	5,104	(4,901)
Net increase (decrease) in escrow funds held for borrowers	159	(32)
Payments on capitalized lease obligations	(139)	(99)
Repurchases of common stock to fund the 2008 Equity Incentive Plan	—	(537)
Tax benefit from MRP vesting	33	—
Treasury stock purchases	(17,038)	—
Cash dividends paid	(2,154)	(2,143)
Costs from issuance of common stock pursuant to second-step conversion	—	(26)

Net cash (used in) provided by financing activities	(28,608)	130,679

Increase in cash and cash equivalents	9,529	2,864
Cash and cash equivalents at beginning of period	13,572	14,254

Cash and cash equivalents at end of period	$23,101	$17,118

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period:
Interest on deposits, borrowings and other interest bearing liabilities	$11,341	$12,400
Income taxes—net	9,625	8,330
Non-cash items:
Capitalized lease asset and obligations	2,119	1,308
Transfer of loans to other real estate owned	—	150
Trade date accounting for securities purchased	—	2,471

See notes to unaudited consolidated financial statements.

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

Dollars in Thousands (except per share amounts)

NOTE A – BASIS OF PRESENTATION

The consolidated financial statements include the accounts of United Financial Bancorp, Inc. (“United Financial”) and its wholly owned subsidiary, United Bank. The consolidated financial statements also include the accounts of United Bank’s wholly owned subsidiary, UCB Securities, Inc., which is engaged in buying, selling and holding investment securities. These entities are collectively referred to herein as “United Financial.” All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and with general practices within the banking industry. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary for the fair presentation of United Financial’s financial condition as of June 30, 2009 and the results of operations for the three and six months ended June 30, 2009 and 2008. The interim results of operations presented herein are not necessarily indicative of the results to be expected for the entire year. These financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2008 included in United Financial’s Annual Report on Form 10-K, which was filed by United Financial with the Securities and Exchange Commission on March 13, 2009.

Amounts reported for prior periods are reclassified as necessary to conform to the current period presentation.

NOTE B – PENDING ACQUISITION

On June 25, 2009, United Financial entered into a definitive agreement with CNB Financial Corp. (“CNB Financial”), the holding company for Commonwealth National Bank, pursuant to which CNB Financial will merge with and into United Financial. Concurrent with the merger, it is expected that Commonwealth National Bank will merge with and into United Bank. Under the terms of the merger agreement, CNB Financial shareholders will have the opportunity to elect to receive either: (1) $10.75 per share in cash for each CNB Financial share; (2) 0.8257 United Financial shares for each CNB Financial share; or (3) a combination of United Financial common stock and cash. All CNB Financial shareholder elections will be subject to the allocation and proration procedures set forth in the merger agreement to ensure that 50% of the shares of CNB Financial common stock will be exchanged for United Financial common stock and 50% of the shares of CNB Financial common stock will be exchanged for cash. As of the date of the merger agreement, the transaction value represented 125.6% of CNB Financial’s tangible book value and a 3.8% premium to core deposits measured as of March 31, 2009.

CNB Financial, a publicly traded bank holding company, operates six branches in Worcester, Massachusetts, and had total assets of $297 million, total loans of $242 million and total deposits of $202 million at March 31, 2009. United Financial will acquire the outstanding shares of CNB Financial for an aggregate purchase price of approximately $25 million, which includes outstanding stock options and warrants.

The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by the shareholders of CNB Financial, and is intended to qualify as a tax free reorganization for federal income tax purposes, with shares of CNB Financial exchanged for Company shares on a tax free basis. The merger is currently expected to be completed in the fourth quarter of 2009.

United Financial’s Form 8-K filed with the SEC on June 26, 2009 contains additional information regarding our pending acquisition of CNB Financial.

NOTE C – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157,” which permits a one-year deferral in applying the measurement provisions of Statement of Financial Accounting Standard (“SFAS”) No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of SFAS No. 157 to that item is deferred until fiscal years beginning after November 15, 2008. The adoption of FSP 157-2 on January 1, 2009, had no material effect on United Financial’s Consolidated Financial Statements.

In April 2009, the FASB issued FSP 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”),” which provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP FAS 157-4 is effective for interim periods ending after June 15, 2009. The adoption of FSP FAS 157-4 in the second quarter of 2009 had no material effect on United Financial’s Consolidated Financial Statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”),” in which the objective of an other-than-temporary impairment analysis under existing U.S. GAAP is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 is effective for interim periods ending after June 15, 2009. The adoption of FSP FAS 115-2 in the second quarter of 2009 has been applied in United Financial’s Consolidated Financial Statements as disclosed in Note F.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107”),” which amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods and is effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 in the second quarter of 2009 had no material effect on United Financial’s Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162”. The FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is nonauthoritative. United Financial is evaluating the impact the adoption of SFAS 168 will have on its financial statements.

NOTE D – CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that involve significant judgments and assumptions by management and that have, or could have, a material impact on our income or the carrying value of our assets. Our critical accounting policies are those related to our allowance for loan losses and the evaluation of the investment portfolio for other-than-temporary impairment (“OTTI”).

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses which is charged against income. The methodology for determining the allowance for loan losses is considered a critical accounting policy by management due to the high degree of judgment involved, the subjectivity of the assumptions utilized and the potential for changes in the economic environment that could result in adjustments to the amount of the recorded allowance for loan losses.

As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans and discounted cash flow valuations of properties are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisals and discounted cash flow valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly affect the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals and discounted cash flow valuations are reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the related loans.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. United Financial considers a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates by management that may be susceptible to significant change based on changes in economic and real estate market conditions.

The allowance has a specific and general component. The specific component relates to loans that are delinquent or otherwise identified as potential problem loans through the application of our loan review process and our loan grading system. All such loans are evaluated individually, with principal consideration given to the value of the collateral securing the loans. Specific allowances are established as required by this analysis. The general component is determined by segregating the remaining loans by type of loan, credit grade and payment history. United Financial also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general component of the allowance for loan losses.

Actual loan losses may be significantly more than the allowances United Financial has established which could have a material negative effect on our financial results in future periods.

Evaluation of the Investment Portfolio for Other-Than-Temporary Impairment. The evaluation of the investment portfolio for other-than-temporary impairment is also a critical accounting estimate. In evaluating the investment portfolio for other-than-temporary impairment, management considers the issuer’s credit rating, credit outlook, payment status and financial condition, the length of time the security has been in a loss position, the size of the loss position and other meaningful information. If a decline in the fair value of an investment security below its cost is judged to be other-than-temporary the cost basis of the investment security is written down to fair value as a new cost basis and the amount of the credit related impairment write-down is included in the results of operations and the non-credit related impairment for securities not expected to be sold is recognized in other comprehensive income (loss). A number of factors or combinations of factors could cause us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to these securities constitutes an impairment that is other than temporary. These factors include, but are not limited to, failure to make scheduled principal and/or interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value.

NOTE E – EARNINGS PER SHARE

Earnings per share (“EPS”) have been computed in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings per share have been calculated by dividing net income by weighted average shares outstanding before any dilution and are adjusted to exclude the weighted average number of unallocated shares held by the ESOP. Diluted earnings per share have been calculated by dividing net income by weighted average shares outstanding after giving effect to the potential dilution that could occur if potential common shares were converted into common stock using the treasury stock method.

The calculation of basic and diluted earnings per common share for the periods indicated is presented below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Net income	$560	$2,009	$2,683	$3,975

Weighted average common shares applicable to basic EPS(1, 4)	15,180,716	16,482,394	15,443,352	16,473,605
Effect of dilutive potential common shares(2, 3)	13,689	44,083	13,839	42,322

Weighted average common shares applicable to diluted EPS(4)	15,194,405	16,526,477	15,457,191	16,515,927

Earnings per share:
Basic	$0.04	$0.12	$0.17	$0.24
Diluted	$0.04	$0.12	$0.17	$0.24

(1)	Data for the three and six months ended June 30, 2008 includes shares repurchased to fund the United Financial Bancorp, Inc. 2008 Equity Incentive Plan.
(2)	For the six months ended June 30, 2009 and 2008, options to purchase 1,295,863 and 1,557,698 shares, respectively, were outstanding but not included in the computation of earnings per share because they were antidilutive.
(3)	Includes incremental shares related to stock options.
(4)	Prior period basic and diluted share data were revised in accordance with the provisions of FSP EITF 03-6-1 “Determining Whether Instruments Issued in Share-Based Payment Transactions are Participating Securities” which require that share-based compensation awards that qualify as participating securities (entitled to receive non-forfeitable dividends) be included in basic EPS using the two-class method. This revision had no impact on earnings per share as previously reported.

NOTE F – INVESTMENT SECURITIES

The amortized cost and fair value of securities classified as available for sale and held to maturity are as follows:

	Amortized Cost	Unrealized		Fair Value
		Gains	Losses
Securities Available for Sale
June 30, 2009:
Debt Securities:
Government-sponsored enterprises	$400	$—	$(2)	$398
Mortgage-backed securities	235,428	7,632	(49)	243,011
Municipal bonds	10,504	51	(231)	10,324
Corporate bonds	1,534	42	(241)	1,335

Total securities available for sale	$247,866	$7,725	$(523)	$255,068

December 31, 2008:
Debt Securities:
Government-sponsored enterprises	$467	$—	$(2)	$465
Mortgage-backed securities	294,824	6,601	(314)	301,111
Municipal bonds	10,504	83	(195)	10,392
Corporate bonds	1,538	—	—	1,538

Total securities available for sale	$307,333	$6,684	$(511)	$313,506

	Amortized Cost	Unrealized		Fair Value
		Gains	Losses
Securities Held to Maturity
June 30, 2009:
Mortgage-backed securities	$22,833	$—	$(230)	$22,603
IRB	1,097	—	—	1,097
Municipal bonds	2,067	60	—	2,127

Total	$25,997	$60	$(230)	$25,827

December 31, 2008:
IRB	$1,122	$—	$—	$1,122
Municipal bonds	2,069	49	(2)	2,116

Total	$3,191	$49	$(2)	$3,238

United Financial’s portfolio of mortgage-backed securities, which represent interests in pools of residential mortgage loans, consists solely of securities issued by the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae), and the Government National Mortgage Association (Ginnie Mae), all of which are federal government owned or sponsored enterprises.

Management has determined that no declines in the fair value of United Financial’s securities portfolio are deemed to be other-than temporary as of June 30, 2009. In its evaluation, management considered the types of securities, including if the securities were U.S. Government issued, the credit rating on the securities, credit outlook, payment status and financial condition, the length of time the security has been in a loss position, the size of the loss position and other meaningful information. United Financial does not intend to sell any debt securities and is unlikely to be required to sell any security before its maturity or market price recovery.

At June 30, 2009, United Financial’s available for sale municipal bond portfolio had a net unrealized loss of $181, or 1.7% of amortized cost. Management believes that these unrealized losses are primarily due to the current credit and liquidity crises, which have led to a significant widening in spreads. Management believes that these market conditions will not affect the expected cash flows of the issuer. All of United Financial’s municipal bonds are rated upper medium grade or higher by one of the rating agencies, with the exception of two securities having a book value of $592 and continue to perform in accordance with contractual terms. Although conditions in the insurance market have deteriorated, management also considers the underlying guarantee of its municipal bonds based upon the insurer’s rating and current financial condition. Because United Financial does not intend to sell each debt security, is unlikely to be required to sell the security before its maturity or anticipated recovery date and expects to collect all amounts due according to the contractual terms, no additional declines in fair value since December 31, 2008 were deemed to be other than temporary.

United Financial’s variable rate trust preferred securities portfolio has an unrealized gain of $100 at June 30, 2009 reflecting an increase in the fair value of these securities in comparison to the amortized cost basis, adjusted for other-than-temporary impairment (“OTTI”) losses, established at December 31, 2008. United Financial holds two securities issued by large national banks, both of which have investment-grade credit ratings and have received investments from the U.S. Treasury’s Troubled Asset Relief Program Capital Purchase Program. United Financial also holds a pooled trust preferred security with an investment-grade credit rating. The pool is well diversified geographically and the largest single issuer within the pool represents less than 4% of total holdings. United Financial owns the AA tranche, which maintains adequate coverage for principal defaults and temporary interest shortfalls. Because United Financial does not intend to sell each debt security, is unlikely to be required to sell the security before its maturity or anticipated recovery date and expects to collect all amounts due according to the contractual terms, no additional declines in fair value since December 31, 2008 are deemed to be other than temporary.

United Financial adopted FSP FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”)” effective April 1, 2009. This new guidance requires that credit-related OTTI is recognized in earnings while noncredit-related OTTI on securities not expected to be sold is recognized in other comprehensive income (loss) (“OCI”). The new guidance requires the reclassification of the noncredit-related portion of OTTI losses previously recognized in prior quarters from retained earnings to OCI. In making this determination, United Financial considered the factors used in prior periods to deem a security as other than temporarily impaired. United Financial recognized a pre-tax, non-cash charge of $749,000 in 2008 for two trust preferred securities issued by large national banks with book values totaling $1.9 million. Management determined that the decline in the fair value of these securities was entirely credit-related as both of these banks had been downgraded several times by the credit rating agencies and had experienced significant deterioration in capital adequacy. United Financial also recognized an OTTI charge of $534,000 in 2008 for a $1.0 million pooled trust preferred security. Management determined that the decline in the fair value of this bond was not credit-related as all payments of principal and interest had been and are expected to be received as scheduled, United Financial owns the AA tranche, which maintains adequate coverage for principal defaults and temporary interest shortfalls, and the present value of the expected cash flows exceeded the amortized cost of the security at December 31, 2008. United Financial recognized an OTTI charge of $94,000 in 2008 for a $388,000 municipal security. Management determined that the decline in the fair value of this security was entirely credit-related as the credit rating agencies withdrew the ratings for this municipality. As a result of this analysis and in conjunction with the new accounting guidance, United Financial reclassified $337,000, representing the after-tax effect of the OTTI charge recorded in 2008 attributable to non-credit related factors from retained earnings to OCI as of April 1, 2009.

The table below indicates the OCI rollforward as of June 30, 2009:

Non Credit-related OTTI
Beginning balance	$—
Additions	337
Reductions	—

Ending balance	$337

NOTE G – LOANS

The components of loans were as follows at June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
Residential mortgages	$331,855	$356,428
Commercial real estate	271,186	248,457
Construction	36,260	32,082
Home equity	120,009	120,724
Commercial and industrial	81,731	84,919
Automobile	15,830	17,332
Consumer	9,551	10,334

Total loans	866,422	870,276

Net deferred loan costs and fees	2,158	2,395
Allowance for loan losses	(8,962)	(8,250)

Loans, net	$859,618	$864,421

NOTE H – NON-PERFORMING ASSETS

The table below sets forth the amounts and categories of non-performing assets at June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
Non-accrual loans:
Residential mortgages	$2,030	$1,244
Commercial mortgages	2,060	2,544
Construction	761	444
Home equity	—	—
Commercial and industrial	304	425
Other consumer	180	140

Total non-accrual loans	5,335	4,797
Other real estate owned	644	998

Total non-performing assets	$5,979	$5,795

Ratios:
Total non-performing loans to total loans	0.62%	0.55%
Total non-performing assets to total assets	0.48%	0.46%

NOTE I – ALLOWANCE FOR LOAN LOSSES

A summary of the activity in the allowance for loan losses is as follows:

	For the Six Months Ended June 30,
	2009	2008
Balance at beginning of period	$8,250	$7,714
Provision for loan losses	1,215	835
Charge-offs:
Commercial mortgages	(282)	(6)
Construction	(130)	(90)
Home equity	—	(42)
Commercial and industrial	(135)	(249)
Automobile	(5)	—
Other consumer	(1)	(10)

Total charge-offs	(553)	(397)
Recoveries:
Commercial and industrial	48	8
Automobile	2	1
Other consumer	—	1

Total recoveries	50	10
Net charge-offs	(503)	(387)

Balance at end of period	$8,962	$8,162

Ratios:
Net charge-offs to average loans outstanding (annualized)	0.12%	0.09%
Allowance for loan losses to non-performing loans at end of period	167.99%	197.39%
Allowance for loan losses to total loans at end of period	1.03%	0.95%

NOTE J – COMMITMENTS

Financial instruments with off-balance sheet risk at June 30, 2009 and December 31, 2008 were as follows:

	June 30, 2009	December 31, 2008
Unused lines of credit	$168,404	$155,448
Amounts due mortgagors	20,436	14,479
Standby letters of credit	1,404	1,156
Commitments to originate loans	21,714	10,458

United Financial has a commitment to invest up to $1.0 million in a venture capital fund. As of June 30, 2009 United Financial has contributed $200 to the fund.

NOTE K – DEPOSITS

Deposit accounts, by type, are summarized as follows at June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
Demand	$113,699	$114,178
NOW	35,082	32,390
Savings	122,182	99,492
Money market	185,998	160,736
Certificates of deposit	358,588	375,867

	$815,549	$782,663

NOTE L – CONTINGENCIES

United Financial is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on United Financial’s financial condition, results of operations or cash flows.

NOTE M – FAIR VALUES OF ASSETS AND LIABILITIES

In accordance with SFAS 157, United Financial groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value, as follows:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. government and government-sponsored enterprises and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

Assets measured at fair value on a recurring basis, are summarized below:

	Level 1	Level 2	Level 3	Total Fair Value
At June 30, 2009
Securities available for sale	$398	$253,036	$1,634	$255,068
Mortgage servicing rights	—	—	375	375

Total	$398	$253,036	$2,009	$255,443

At December 31, 2008
Securities available for sale	$465	$311,209	$1,832	$313,506
Mortgage servicing rights	—	—	124	124

Total	$465	$311,209	$1,956	$313,630

United Financial had no liabilities measured at fair value on a recurring basis at June 30, 2009.

The table below presents the changes in Level 3 assets measured at fair value on a recurring basis for the six months ended June 30, 2009.

Balance at December 31, 2008	$1,956
Total realized/unrealized losses included in net income	(23)
Change in unrealized loss	(198)
Purchases, sales, issuances and settlements	224
MSR amortization	50
Transfers in and out of Level 3	—

Balance at June 30, 2009	$2,009

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value to be disclosed for that instrument is the product of the number of trading units of the instrument times that market price.

Also, United Financial may be required, from time to time, to measure at fair value certain other financial and non-financial assets on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-fair value accounting or write-downs of individual assets. The following table summarizes the fair value hierarchy used to determine the adjustment and the carrying value of the related individual asset for the three and six months ended June 30, 2009.

	Three Months		Six Months	Ended June 30, 2009	Ended June 30, 2009
	At June 30, 2009			Total Gains/(Losses)	Total Gains/(Losses)
	Level 1	Level 2	Level 3
Assets:
Loans	$—	$5,335	$—	$(141)	$(458)
Other real estate owned	—	644	—	(7)	(15)
Other assets	—	—	1,420	—	—

Total assets	$—	$5,979	$1,420	$(148)	$(473)

The amount of loans represents the carrying value and related write-down and valuation allowance of impaired loans for which adjustments are based on the estimated fair value of the underlying collateral. The other real estate owned amount represents the carrying value for which adjustments are also based on the estimated fair value of the property. Other assets consist of equity securities accounted for at cost which approximates fair value.

United Financial is required to provide supplemental financial statement disclosures of the estimated fair value of its financial instruments. Financial instruments include cash and cash equivalents, investment and mortgage-backed securities, loans, deposits, borrowings and certain off-balance sheet items such as loan commitments. Other assets significant to United Financial, including bank premises and equipment, deferred tax assets, as well as core deposit and other intangible assets are not considered financial instruments and are excluded from the fair value disclosures. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United Bank’s entire holdings of a particular financial instrument. Because a market may not readily exist for a significant portion of United Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used by United Financial in estimating fair values of its financial instruments:

Cash and Cash Equivalents and Short-term Investments. For cash and short term investments having maturities of 90 days or less, the carrying amounts reported in the balance sheets approximate fair values. The carrying amount of short-term investments held at June 30, 2009 and at December 31, 2008 also approximates fair value.

Investment Securities and FHLBB Stock. The fair value of securities to be held to maturity and securities available for sale is estimated based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Ownership of Federal Home Loan Bank of Boston (FHLBB) stock is restricted to member banks; therefore, the stock is not traded. The estimated fair value of FHLBB stock is equal to its carrying value, which represents the price at which the FHLBB is obligated to redeem its stock.

Loans. For valuation purposes, the loan portfolio was segregated into its significant categories, which are residential mortgage, commercial real estate, commercial and consumer loans. These categories were further segregated, where appropriate, into components based on significant financial characteristics such as type of interest rate (fixed or adjustable). Fair values were estimated for each component using a valuation method selected by management. The fair values of residential mortgage, commercial real estate, commercial and consumer loans were estimated by discounting the anticipated cash flows from the respective portfolios. Estimates of the timing and amount of these cash flows considered factors such as future loan prepayments. The discount rates reflected current market rates for loans with similar terms to borrowers of similar credit quality. The fair value of home equity lines of credit was based on the outstanding loan balances, as required by SFAS No. 107.

Accrued Interest Receivable and Payable. The carrying amount of accrued interest receivable on investments and loans and accrued interest payable on deposits and borrowings, included in other liabilities, approximates their fair values.

Deposits. The fair value of deposits with no stated maturity, such as demand deposits, NOW, regular savings, and money market deposit accounts, is equal to the amount payable on demand. The fair value estimates do not include the benefit that results from the generally lower cost of funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. The fair value estimate of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank of Boston Advances. The fair value estimate of the borrowings from the FHLBB is determined by discounting the anticipated future cash payments by using the rates currently available to United Bank for debt with similar terms and remaining maturities.

Repurchase Agreements. United Financial enters into overnight repurchase agreements with its customers. Since these agreements are short-term instruments, the fair value of these agreements approximates their recorded balance. United Financial also secures term repurchase agreements through other financial institutions. The fair value of these agreements are determined by discounting the anticipated future cash payments using rates currently available to United Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Instruments. Fair value of off-balance-sheet mortgage lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. In the case of the commitments discussed in Note L, the fair value equals the carrying amounts which are not significant.

The fair value of United Financial’s financial instruments is as follows at dates indicated:

	At June 30, 2009		At December 31, 2008
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:
Cash and cash equivalents	$23,101	$23,101	$13,572	$13,572
Short-term investments	1,086	1,086	1,071	1,071
Securities available for sale	255,068	255,068	313,506	313,506
Securities held to maturity	25,997	25,827	3,191	3,238
Stock in Federal Home Loan Bank of Boston	12,223	12,223	12,223	12,223
Net loans	859,618	846,089	864,421	870,731
Accrued interest receivable	4,409	4,409	4,706	4,706

Financial Liabilities:
Deposits (with no stated maturity)	456,961	456,961	406,796	406,796
Time deposits	358,588	363,812	375,867	378,424
Federal Home Loan Bank of Boston advances	161,105	161,551	208,564	217,236
Repurchase agreements	33,146	32,460	28,042	28,021
Accrued interest payable	638	638	627	627

NOTE N – PENSION AND POSTRETIREMENT BENEFIT PLANS

United Financial maintains a Senior Executive Retirement Plan (SERP) and a Director Retirement Plan. These plans had no assets at June 30, 2009 and 2008. The following table presents the components of the net periodic benefit cost for the indicated periods:

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2009		2008		2009		2008
	SERP	Director Retirement Plan	SERP	Director Retirement Plan	SERP	Director Retirement Plan	SERP	Director Retirement Plan
Periodic benefit cost:
Service cost	$69	$15	$77	$14	$138	$30	$153	$28
Interest cost	35	9	34	8	70	18	69	16

Total pension cost	104	24	111	22	208	48	222	44
Prior service cost amortization	19	9	19	9	38	18	38	18
Net loss amortization	—	—	6	—	—	—	12	—

Net periodic benefit cost	$123	$33	$136	$31	$246	$66	$272	$62

Benefits expected to be paid over the next five years as presented in United Financial’s Annual Report on Form 10-K for the year ended December 31, 2008 have not changed. These plans are funded on a pay-as-you-go-basis and United Financial does not expect to make any additional contributions to these plans in 2009.

NOTE O – SUBSEQUENT EVENTS

In connection with the preparation of these financial statements, United Financial has evaluated events and transactions through August 7, 2009, which is the date the financial statements were issued.

Cash dividend declared. On July 16, 2009, the United Financial’s board of directors declared a cash dividend of $0.07 per share. The dividend is payable on August 28, 2009 to stockholders of record as of August 7, 2009.

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Board of Directors of

United Financial Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of United Financial Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, and cash flows for the each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of United Financial’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Financial Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), United Financial Bancorp, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Boston, Massachusetts

March 11, 2009

Registered Public Accounting Firm’s Report on

Internal Control Over Financial Reporting

To the Board of Directors of

United Financial Bancorp, Inc.:

We have audited United Financial Bancorp, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). United Financial Bancorp, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on United Financial Bancorp, Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, United Financial Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of United Financial Bancorp, Inc. and subsidiary and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Boston, Massachusetts

March 11, 2009

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2008 and 2007

(Dollars in thousands, except per share amounts)

	2008	2007
ASSETS
Cash and due from banks	$10,356	$14,219
Interest-bearing deposits	3,216	35

Total cash and cash equivalents	13,572	14,254

Short-term investments	1,071	1,030
Securities available for sale, at fair value	313,506	201,257
Securities held to maturity, at amortized cost (fair value of $3,238 at
December 31, 2008 and $3,631 at December 31, 2007)	3,191	3,632
Loans, net of allowance for loan losses of $8,250 at December 31, 2008 and $7,714 at December 31, 2007	864,421	819,117
Other real estate owned	998	880
Accrued interest receivable	4,706	4,477
Deferred tax asset, net	7,969	4,953
Stock in the Federal Home Loan Bank of Boston	12,223	10,257
Banking premises and equipment, net	12,125	10,600
Bank-owned life insurance	27,173	6,652
Other assets	2,179	2,172

TOTAL ASSETS	$1,263,134	$1,079,281

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Interest-bearing	$668,485	$616,672
Non-interest-bearing	114,178	102,010

Total deposits	782,663	718,682
Federal Home Loan Bank of Boston advances	208,564	107,997
Repurchase agreements	28,042	13,864
Escrow funds held for borrowers	1,667	1,356
Capitalized lease obligations	3,129	1,890
Accrued expenses and other liabilities	11,355	9,372

Total liabilities	1,035,420	853,161

Commitments and contingencies (Notes E and L)

Stockholders’ equity:
Preferred stock, par value $0.01 per share, authorized 50,000,000 shares; none issued	—	—
Common stock, par value $0.01 per share, authorized 100,000,000 shares;
17,763,747 shares issued at December 31, 2008 and December 31, 2007	178	178
Paid-in capital	164,358	165,920
Retained earnings	75,888	73,026
Unearned compensation	(12,144)	(12,835)
Treasury stock, at cost (261,798 shares at December 31, 2008)	(3,497)	—
Accumulated other comprehensive income (loss), net of taxes	2,931	(169)

Total stockholders’ equity	227,714	226,120

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,263,134	$1,079,281

The accompanying notes are an integral part of the consolidated financial statements.

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Earnings

For the years ended December 31, 2008, 2007 and 2006

(Dollars in thousands, except per share amounts)

	2008	2007	2006
Interest and dividend income:
Loans	$50,175	$49,812	$42,338
Investments	14,109	8,200	8,843
Other interest-earning assets	530	1,238	1,021

Total interest and dividend income	64,814	59,250	52,202

Interest expense:
Deposits	17,831	21,942	18,695
Short-term borrowings	1,417	4,135	3,198
Long-term debt	5,755	4,006	2,754

Total interest expense	25,003	30,083	24,647
Net interest income before provision for loan losses	39,811	29,167	27,555
Provision for loan losses	1,846	1,425	969

Net interest income after provision for loan losses	37,965	27,742	26,586

Non-interest income:
Fee income on depositors’ accounts	4,638	4,432	4,190
Net gain (loss) on sales of securities	23	(95)	(222)
Impairment charges on securities	(1,377)	(180)	—
Wealth management income	799	692	426
Income from bank-owned life insurance	357	158	273
Other income	780	728	725

Total non-interest income	5,220	5,735	5,392
Non-interest expense:
Salaries and benefits	17,359	14,835	12,888
Occupancy expenses	2,327	1,925	1,792
Marketing expenses	1,440	1,374	1,436
Data processing expenses	3,190	2,735	2,474
Professional fees	1,679	1,276	1,148
Other expenses	4,695	3,894	4,298

Total non-interest expense	30,690	26,039	24,036
Income before income taxes	12,495	7,438	7,942
Income tax expense	5,197	3,061	3,018

NET INCOME	$7,298	$4,377	$4,924

Earnings per share:
Basic	$0.45	$0.26	$0.29
Diluted	$0.45	$0.26	$0.29

Weighted average shares outstanding:
Basic	16,043,727	16,852,566	17,139,599
Diluted	16,126,561	16,905,713	17,149,027

The accompanying notes are an integral part of the consolidated financial statements.

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

For the years ended December 31, 2008, 2007 and 2006

(Dollars in thousands)

	Common Shares Outstanding	Common Stock	Paid-In Capital	Retained Earnings	Unearned Compensation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2005	17,205,995	$172	$78,446	$66,944	$(6,092)	$—	$(2,465)	$137,005
Net income	—	—	—	4,924	—	—	—	4,924
Net unrealized gain on securities available for sale, net of reclassification adjustments and taxes	—	—	—	—	—	—	514	514

Total comprehensive income								5,438

Cash dividends paid ($0.20 per share)	—	—	—	(1,462)	—	—	—	(1,462)
Treasury stock purchases	(341,945)	—	—	—	—	(4,405)	—	(4,405)
Reissuance of treasury shares in connection with restricted stock grants	290,500	—	(3,741)	—	—	3,741	—	—
Stock-based compensation	—	—	728	—	—	—	—	728
ESOP shares committed to be released	—	—	87	—	320	—	—	407

Balances at December 31, 2006	17,154,550	172	75,520	70,406	(5,772)	(664)	(1,951)	137,711
Net income	—	—	—	4,377	—	—	—	4,377
Net unrealized gain on securities available for sale,
net of reclassification adjustments and taxes	—	—	—	—	—	—	2,463	2,463
Prior service costs on pension and other post retirement benefit plans, net of tax	—	—	—	—	—	—	(681)	(681)

Total comprehensive income								6,159

Additional shares issued pursuant to second step conversion and offering	320,739	2	(2)	—	—	—	—	—
Cancelation of common stock owned by United Mutual Holding Company	(9,189,722)	(92)	92	—	—	—	—	—
Proceeds from issuance of common stock pursuant to second-step conversion, net of offering costs of $5,438	9,564,570	96	90,112	—	—	—	—	90,208
Cancelation of treasury shares	—	—	(1,914)	—	—	1,914	—	—
Capital contribution pursuant to dissolution of United Mutual Holding Company	—	—	82	—	—	—	—	82
Shares purchased for ESOP	—	—	—	—	(7,538)	—	—	(7,538)
Cash dividends paid ($0.24 per share)	—	—	—	(1,757)	—	—	—	(1,757)
Treasury stock purchases	(86,390)	—	—	—	—	(1,250)	—	(1,250)
Stock-based compensation	—	—	1,880	—	—	—	—	1,880
ESOP shares committed to be released	—	—	150	—	475	—	—	625

Balances at December 31, 2007	17,763,747	178	165,920	73,026	(12,835)	—	(169)	226,120
Net income	—	—	—	7,298	—	—	—	7,298
Net unrealized gain on securities available for sale, net of reclassification adjustments and taxes	—	—	—	—	—	—	3,331	3,331
Adjustments to pension and other post retirement benefit plans, net of reclassification adjustments and taxes	—	—	—	—	—	—	(231)	(231)

Total comprehensive income								10,398

Net costs from issuance of common stock pursuant to second-step conversion	—	—	(26)	—	—	—	—	(26)
Repurchase of stock to fund the 2008 Equity Incentive Plan	(359,581)	—	—	—	—	(4,240)	—	(4,240)
Shares repurchased in connection with restricted stock forfeited for tax purposes	(10,086)	—	—	—	—	(125)	—	(125)
Reissuance of treasury shares in connection with restricted stock grants and stock appreciation rights exercised	314,069	—	(3,703)	—	—	3,703	—	—
Cash dividends paid ($0.27 per share)	—	—	—	(4,436)	—	—	—	(4,436)
Treasury stock purchases	(206,200)	—	—	—	—	(2,835)	—	(2,835)
Stock-based compensation	—	—	1,992	—	—	—	—	1,992
ESOP shares committed to be released	—	—	175	—	691	—	—	866

Balances at December 31, 2008	17,501,949	$178	$164,358	$75,888	$(12,144)	$(3,497)	$2,931	$227,714

The accompanying notes are an integral part of the consolidated financial statements.

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the years ended December 31, 2008, 2007 and 2006

(Dollars in thousands)

	2008	2007	2006
Cash flows from operating activities:
Net income	$7,298	$4,377	$4,924
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,846	1,425	969
ESOP expense	866	625	407
Stock-based compensation	1,992	1,880	728
Amortization of premiums and discounts	192	103	308
Depreciation and amortization	907	831	838
Amortization of intangible assets	30	30	25
Provision for other real estate owned	92	—	—
Net loss (gain) on sales of loans	—	5	(3)
Net loss (gain) on sale of other real estate owned	45	(14)	—
Net (gain) loss on sale of property and equipment	—	(4)	21
Net (gain) loss on sale of available for sale securities	(23)	95	222
Impairment charges on securities	1,377	180	—
Deferred income tax benefit	(3,577)	(2,348)	(1,679)
Increase in cash surrender value of bank-owned life insurance	(521)	(348)	(273)
Increase in accrued interest receivable	(229)	(157)	(392)
(Increase) decrease in other assets	(1,380)	(789)	475
Increase (decrease) in accrued expenses and other liabilities	1,842	3,697	(42)

Net cash provided by operating activities	10,757	9,588	6,528
Cash flows from investing activities:
Purchases of securities available for sale	(231,991)	(90,513)	(47,764)
Proceeds from sales of securities available for sale	51,448	16,537	28,896
Proceeds from calls, maturities and principal repayments of securities available for sale	72,136	66,579	55,430
Purchases of securities held to maturity	—	(675)	—
Proceeds from maturities, calls and principal repayments of securities held to maturity	435	274	75
Investment in short-term time deposits	(41)	(1,030)	—
Purchases of Federal Home Loan Bank of Boston stock	(1,966)	(983)	(2,686)
Proceeds from sales of other real estate owned	655	576	1,852
Net loan originations, purchases and principal repayments	(48,060)	(67,288)	(127,570)
Proceeds from sales of loans	—	2,041	170
Purchases of property and equipment	(1,113)	(685)	(1,372)
Cash paid to acquire Levine Financial Group	(92)	(55)	(100)
Proceeds from sale of property and equipment	—	21	—
Purchases of bank-owned life insurance	(20,000)	—	—

Net cash used in investing activities	(178,589)	(75,201)	(93,069)
Cash flows from financing activities:
Net increase in deposits	63,981	32,996	32,075
Net increase (decrease) in short-term borrowings	38,145	(51,145)	53,201
Proceeds from Federal Home Loan Bank of Boston long term advances	85,000	30,000	68,000
Repayments of Federal Home Loan Bank of Boston long term advances	(22,578)	(40,664)	(53,275)
Net increase in repurchase agreements	14,178	3,439	1,991
Net increase (decrease) in escrow funds held for borrowers	311	235	(8)
Payments on capitalized lease obligation	(225)	(158)	—
Repurchases of common stock to fund the 2008 Equity Incentive Plan	(4,240)	—	—
Treasury stock purchases	(2,960)	(1,250)	(4,405)
Cash dividends paid	(4,436)	(1,757)	(1,462)
Net (costs) proceeds from stock offering subscriptions	(26)	90,290	—
Acquisition of common stock by ESOP	—	(7,538)	—

Net cash provided by financing activities	167,150	54,448	96,117

(Decrease) increase in cash and cash equivalents	(682)	(11,165)	9,576
Cash and cash equivalents at beginning of year	14,254	25,419	15,843

Cash and cash equivalents at end of year	$13,572	$14,254	$25,419

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period:
Interest on deposits and other borrowings	$24,793	$30,361	$24,353
Income taxes—net	9,612	2,467	3,882
Non-cash item:
Capitalized lease asset and obligations	$1,308	$1,932	$—
Transfer of loans to other real estate owned	910	880	562

The accompanying notes are an integral part of the consolidated financial statements.

UNITED FINANCIAL BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(Dollars in thousands, except per share amounts)

NOTE A – REORGANIZATION AND CHANGE IN CORPORATE FORM

On July 12, 2005, United Financial Bancorp, Inc. (“United Financial-Federal”) completed an initial public offering, accepting orders for 7,672,153 shares of common stock at a purchase price of $10.00 per share, representing 44.6% of its outstanding shares. Of this amount, 641,300 shares were purchased by the newly-formed ESOP which was financed by a loan from United Financial-Federal. The remaining 55.4% of United Financial-Federal shares were held by United Mutual Holding Company (53.4%) and the United Charitable Foundation (2.0%). The completion of the initial public offering resulted in an increase in stockholders’ equity of $68,409.

On December 3, 2007, United Financial Bancorp, Inc., a Maryland corporation (“United Financial-Maryland” or the “Company”) as successor to United Financial-Federal, completed the “second-step” conversion of United Bank (the “Bank”) from the mutual holding company structure to the stock holding company structure (the “Conversion”) pursuant to a Plan of Conversion and Reorganization, as amended (the “Plan”). Upon completion of the Conversion, United Financial-Maryland became the holding company for United Bank and owns all of the issued and outstanding shares of United Bank’s common stock. In connection with the Conversion, 9,564,570 shares of common stock, par value $0.01 per share, of United Financial-Maryland (“Common Stock”) were sold in subscription, community and syndicated community offerings to certain depositors of United Bank and other investors for $10.00 per share, or $95.6 million in the aggregate (the “Offerings”), and 8,199,797 shares of United Financial-Maryland Common Stock were issued in exchange for the outstanding shares of common stock of United Financial-Federal, Inc., the former mid-tier holding company for United Bank, held by the “public” shareholders of United Financial-Federal (all shareholders except United Mutual Holding Company). Each share of common stock of United Financial-Federal was converted into the right to receive 1.04079 shares of United Financial-Maryland Common Stock in the Conversion.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of United Financial and its wholly-owned subsidiary, United Bank. UCB Securities, Inc. is a subsidiary of United Bank and is engaged in buying, selling and holding of securities. All significant intercompany accounts and transactions have been eliminated in consolidation. These entities are collectively referred to herein as “United Financial”.

The accounting and reporting policies of United Financial conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and general practices within the banking industry.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change are the determination of the allowance for loan losses and the other than temporary impairment of securities.

The following is a description of United Financial’s more significant accounting policies:

Cash and Cash Equivalents

United Financial classifies cash and due from banks, interest-bearing deposits in other banks and overnight funds sold as cash and cash equivalents as these liquid assets have original maturities of 90 days or less.

Investment Securities

Debt securities that United Financial has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings; and debt and equity securities not classified as either held to maturity or trading are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss), net of taxes, as a separate component of stockholders’ equity. United Financial had no securities classified as trading at December 31, 2008 and 2007.

Premiums and discounts on investment securities are amortized or accreted into income on the level yield method over the life of the investments. If a decline in the fair value of an investment security below its cost is judged to be other-than-temporary the cost basis of the investment security is written down to fair value as a new cost basis and the amount of the write-down is included in the results of operations. Gains and losses on the sale of investment securities are recognized at the time of sale on a specific identification basis.

Loans

Real estate mortgage loans and other loans are stated at their unpaid principal balance net of unearned loan fees and costs and the allowance for loan losses. United Financial does not originate loans for the purpose of resale.

Interest on most loans is included in income as earned based upon interest rates applied to unpaid principal using the simple interest method. Accrual of interest on loans is discontinued when in the judgment of management the collectibility of principal or interest becomes doubtful or when a loan becomes contractually past due 90 days with respect to principal or interest. The accrual of interest on residential mortgage loans, however, may continue even though they are 90 days past due if management deems it appropriate, provided that the loans are well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued is reversed against current period interest income. Interest subsequently received on nonaccrual loans is either applied against principal or recorded as income according to management’s judgment as to the collectibility of principal. Interest accruals are resumed on such loans only when they are brought fully current as to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is amortized over the contractual term of the loan as an adjustment of yield.

A loan is considered impaired when, based on current information and events, it is probable that United Financial will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

A loan is classified as a troubled debt restructuring if United Financial, for economics or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. This usually includes a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of debt. Interest income on structured loans is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six months.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level determined by management to be adequate to absorb probable losses based on an evaluation of known and inherent losses in the portfolio. The adequacy of the allowance for loan losses is evaluated on a quarterly basis by management. Factors considered in evaluating the adequacy of the allowance include prior loss experience, current economic conditions and their effect on borrowers, the character and size of the loan portfolio, trends in nonperforming loans and delinquency rates and the performance of individual loans in relation to contractual terms. Loan losses are charged against the allowance when management believes that the collectibility of the principal is unlikely and recoveries are credited to the allowance when received.

Determining an appropriate level for the allowance for loan losses necessarily involves a high degree of judgment. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require United Financial to recognize additions to the allowance based on judgments different from those of management.

A substantial portion of United Financial’s loans are secured by real estate in Western Massachusetts. Accordingly, the ultimate collectibility of United Financial’s loan portfolio is susceptible to changing conditions in this market area.

Other Intangible Assets

Intangible assets are initially recorded at their estimated fair value and are amortized on a straight-line basis over their estimated useful lives. These assets are evaluated for impairment if circumstances suggest that their value may be impaired.

In 2006, United Financial acquired Levine Financial Group, a financial management company with $88 million in assets under management. The maximum purchase price was $300 with $100 paid in cash and $200 contingent upon customer retention. In 2008, the customer relationship intangible asset was reduced by $53 to $247 as the customer retention target established in the contingency agreement was not met. United Financial recognized amortization totaling $30 for the years ended December 31, 2008 and 2007.

Business Segments

An operating segment is a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and evaluate performance. United Financial’s operations are limited to financial services provided within the framework of a community bank, and decisions are based generally on specific market areas and or product offerings. Accordingly, based on the financial information which is presently evaluated by United Financial’s chief operating decision-maker, United Financial operates in a single business segment.

Off-balance Sheet Financial Instruments

In the ordinary course of business, United Financial enters into off-balance sheet financial instruments, consisting primarily of credit related financial instruments. These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Earnings Per Share

Basic earnings per share have been calculated by dividing net income by weighted average shares outstanding before any dilution and adjusted to exclude the weighted average number of unallocated shares held by the ESOP and unvested restricted stock awards. Diluted earnings per share have been calculated by dividing net income by weighted average shares outstanding after giving effect to the potential dilution that could occur if potential common shares were converted into common stock using the treasury stock method.

Other Real Estate Owned

Other real estate owned (“OREO”) is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Losses arising from the acquisition of such properties are charged against the allowance for loan losses. Operating expenses are charged to current period operations as incurred. Gains and losses upon disposition are reflected in income as realized.

Foreclosed assets held for sale are recorded at the lower of fair value less estimated costs to sell or cost. Subsequent changes in the fair value of the foreclosed assets are reflected through the use of a valuation allowance.

Banking Premises and Equipment

Banking premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed for financial reporting purposes on the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term, including consideration of renewal options, or the estimated useful life of the asset. The cost of maintenance and repairs is charged against income as incurred. United Financial reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

An asset retirement obligation is recognized as a liability and measured at fair value. Because the liability is recorded at its fair value and not its ultimate settlement amount, increases in the liability’s carrying amount for accretion are recognized each period. The accretion expense is classified as an operating expense in the income statement. United Financial also capitalizes the cost associated with its asset retirement obligations as part of the carrying amount of the associated long-lived assets. As part of the depreciable cost of the related long-lived assets, capitalized asset retirement costs are depreciated over their useful life.

Bank Owned Life Insurance

The cash surrender value of Bank Owned Life Insurance (“BOLI”), net of any deferred acquisition and surrender costs or loans, is recorded as an asset. As of December 31, 2008 and 2007 there were no deferred acquisition costs, surrender costs or loans. Changes to the cash surrender value are recorded in non-interest income, net of premiums paid.

Retirement Benefits

United Financial maintained a defined benefit retirement plan for its employees through a multi-employer defined benefit plan sponsored by the Co-operative Banks Employees’ Retirement Association (CBERA). In the fourth quarter of 2006, following a comprehensive review of United Financial’s employee benefit plans, the Board of Directors voted to freeze the defined benefit pension plan effective April 30, 2007. All benefits earned by eligible plan participants were frozen at that date and, accordingly, no additional expense related to the plan will be recognized in future periods. United Financial recognized pension expense based upon assessments by CBERA. United Financial has also established a defined contribution plan for eligible employees. United Financial matches employee contributions up to 5% of an employee’s qualified compensation.

In 2007, United Financial established an unfunded supplemental executive retirement plan (SERP) for certain employees that provides benefits that cannot be paid from a qualified retirement plan due to Internal Revenue Code restrictions. This plan is nonqualified under the Internal Revenue Code and assets used to fund benefit payments are not segregated from other assets of United Financial; therefore, in general, a participant’s or beneficiary’s claim to benefits under these plans is as a general creditor.

In 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (AOCI). SFAS 158 further requires the determination of the fair values of plan assets at year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of AOCI. This Statement was effective as of December 31, 2006 but was not applicable to United Financial until the Senior Executive Retirement Plan and Director Retirement Plan were adopted in 2007 as discussed in Note K.

Income Taxes

United Financial recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the tax consequences attributable to the temporary differences between the financial statement carrying amount and the tax basis of United Financial’s assets and liabilities and certain tax carryforwards at enacted tax rates.

Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. A valuation allowance is recorded against deferred tax assets when management deems a portion of the asset to be more likely than not unrealizable. United Financial’s valuation allowance is reviewed and adjustments are made to the valuation allowance based on management’s judgments relating to the realizability of the deferred tax asset. It is management’s belief, that it is more likely than not, that the reversal of deferred tax liabilities and results of future operations will generate sufficient taxable income to realize the deferred tax assets. Therefore, no valuation allowance was necessary at December 31, 2008 or 2007 for deferred tax assets.

Under FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes”, United Financial may recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. United Financial reports interest and penalties associated with tax obligations in other non-interest expense.

Stock Compensation Plan

United Financial adopted SFAS No. 123R, “Share-Based Payment”, on January 1, 2006. SFAS 123R requires that the compensation cost associated with share-based payment transactions, such as stock options and restricted stock awards, be recognized in the financial statements over the requisite service (vesting) period.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of stockholders’ equity such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows for the years ended December 31:

	2008	2007	2006
Change in unrealized holding gains on available for sale securities	$4,028	$4,562	$633
Reclassification adjustment for losses realized in income	1,354	275	222

Net change in unrealized gains	5,382	4,837	855
Tax effect	(2,051)	(2,374)	(341)

	3,331	2,463	514

Pension liability for retirement plans	(514)	(1,152)	—
Pension liability adjustment	136	—	—

	(378)	(1,152)	—
Tax effect	147	471	—

	(231)	(681)	—

Other comprehensive income	$3,100	$1,782	$514

The components of accumulated other comprehensive income are as follows:

	December 31, 2008
	Gross Amount	Tax Effect	Net of Tax
Unrealized gain on securities available for sale	$6,173	$2,331	$3,842
Pension liability	(1,530)	619	(911)

	December 31, 2007
	Gross Amount	Tax Effect	Net of Tax
Unrealized gain on securities available for sale	$791	$279	$512
Pension liability	(1,152)	471	(681)

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Reclassifications

Amounts reported for prior periods are reclassified as necessary to be consistent with the current-period presentation.

Recent Accounting Developments

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of United Financial’s choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. United Financial did not elect fair value treatment for any financial assets or liabilities upon the adoption of this Standard at January 1, 2008.

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157,” which permits a one-year deferral in applying the measurement provisions of SFAS No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of SFAS No. 157 to that item is deferred until fiscal years beginning after November 15, 2008. United Financial is currently evaluating the impact, if any, that the adoption of FSP 157-2 will have on its financial statements.

NOTE C – INVESTMENT SECURITIES

The amortized cost and fair values of securities classified as available for sale and held to maturity are as follows:

	Amortized Cost	Unrealized Gain	Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2008:
Debt Securities:
Government-sponsored enterprises	$467	$—	$(2)	$465
Mortgage-backed securities	294,824	6,601	(314)	301,111
Municipal bonds	10,504	83	(195)	10,392
Corporate bonds	1,538	—	—	1,538

Total	$307,333	$6,684	$(511)	$313,506

December 31, 2007:
Debt Securities:
Government-sponsored enterprises	$45,447	$51	$(24)	$45,474
Mortgage-backed securities	146,764	1,270	(453)	147,581
Municipal bonds	5,295	8	(19)	5,284
Corporate bonds	2,820	5	(47)	2,778

Total debt securities	200,326	1,334	(543)	201,117
Marketable equity securities	140	—	—	140

Total	$200,466	$1,334	$(543)	$201,257

	Amortized Cost	Unrealized Gain	Unrealized Losses	Fair Value
Securities Held to Maturity
December 31, 2008:
IRB	$1,122	$—	$—	$1,122
Municipal bonds	2,069	49	(2)	2,116

Total	$3,191	$49	$(2)	$3,238

December 31, 2007:
IRB	$1,197	$—	$—	$1,197
Municipal bonds	2,435	11	(12)	2,434

Total	$3,632	$11	$(12)	$3,631

United Financial’s portfolio of mortgage-backed securities, which represent interests in pools of residential mortgage loans, consists solely of securities issued by the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae), and the Government National Mortgage Association (Ginnie Mae), all of which are federal government owned or sponsored agencies.

As of December 31, 2008, United Bank has pledged securities with an amortized cost of $19,169 and a fair value of $19,310 to secure treasury, tax and loan deposits at the Federal Reserve Bank of Boston and to secure customers’ repurchase agreements. Additionally, there is a blanket lien on certain securities to collateralize borrowings from the Federal Home Loan Bank of Boston, as discussed further in Note G.

Gross unrealized losses and fair values at December 31, 2008 and 2007 aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position follow:

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
2008:
Securities Available for Sale
Debt Securities:
Government-sponsored enterprises	$465	$(2)	$—	$—	1	$465	$(2)
Mortgage-backed securities	17,654	(216)	4,256	(98)	28	21,910	(314)
Municipal bonds	5,652	(195)	—	—	17	5,652	(195)
Corporate bonds	—	—	—	—	—	—	—

Total	$23,771	$(413)	$4,256	$(98)	46	$28,027	$(511)

Securities Held to Maturity
Municipal bonds	$385	$(2)	$—	$—	1	$385	$(2)

Total	$385	$(2)	$—	$—	1	$385	$(2)

2007:
Securities Available for Sale
Debt Securities:
Government-sponsored enterprises	$—	$—	$8,600	$(24)	6	$8,600	$(24)
Mortgage-backed securities	23,159	(190)	29,410	(263)	53	52,569	(453)
Municipal bonds	2,277	(19)	—	—	6	2,277	(19)
Corporate bonds	1,857	(47)	—	—	2	1,857	(47)

Total	$27,293	$(256)	$38,010	$(287)	67	$65,303	$(543)

Securities Held to Maturity
Municipal bonds	$666	$(9)	$757	$(3)	6	$1,423	$(12)

Total	$666	$(9)	$757	$(3)	6	$1,423	$(12)

Management has evaluated the securities in the preceding tables and has recognized a pre-tax, non-cash charge of $1.3 million in 2008 for other-than-temporary impairment (“OTTI”) of United Financial’s $2.8 million trust preferred securities portfolio. Management also recognized an OTTI charge of $94 in 2008 for a $388 municipal security. Management based its assessment on the issuers’ credit ratings, credit outlook, payment status and financial condition, the length of time the bonds have been in a loss position, the size of the loss position and other meaningful information.

Management has concluded that none of the other securities have experienced impairments that are other-than temporary. In its evaluation, management considered the types of securities, including if the securities were U.S. Government issued, the credit rating on the securities, credit outlook, payment status and financial condition, the length of time the bond has been in a loss position, the size of the loss position and other meaningful information. Management believes that the current unrealized loss position is related to the current interest rate environment. United Financial has the ability to hold these securities until the earlier of maturity or a market price recovery and currently has no plans to dispose of any of these securities.

Realized gains and losses and the proceeds from sales of securities available for sale are as follows for the years ended December 31:

	2008	2007	2006
Proceeds from sales	$51,448	$16,537	$28,896
Gross gains	72	40	56
Gross losses	(49)	(135)	(278)

The scheduled maturities of debt securities held to maturity and available for sale at December 31, 2008, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2008
	Securities Available for Sale		Securities Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$372	$372
Due from one year to five years	12,657	12,817	918	938
Due from five years to ten years	17,473	18,017	764	793
Due after ten years	277,203	282,672	1,137	1,135

	$307,333	$313,506	$3,191	$3,238

Maturities are based on the final contractual payment dates, and do not reflect the impact of potential prepayments or early redemptions. Such securities have been classified within the category that represents the final maturity date.

NOTE D – LOANS, NET

The components of loans are as follows at December 31:

	2008	2007
One-to four-family residential real estate	$356,428	$339,470
Commercial real estate	248,457	214,776
Construction	32,082	42,059
Home equity loans	120,724	116,241
Commercial and industrial	84,919	81,562
Automobile	17,332	22,461
Consumer	10,334	8,126

Total loans	870,276	824,695

Net deferred loan costs and fees	2,395	2,136
Allowance for loan losses	(8,250)	(7,714)

Loans, net	$864,421	$819,117

United Financial’s lending activities are conducted principally in Western Massachusetts. United Bank grants single family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. In addition, United Financial grants loans for the construction of residential homes, multi-family properties and commercial real estate properties. Most loans granted by United Financial are collateralized by real estate. United Financial also from time-to-time purchases commercial loans secured by real estate. The ability and willingness of the single family residential, commercial and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the borrowers’ geographic areas and real estate values. The ability and willingness of commercial real estate and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrowers’ geographic areas and the general economy.

Nonaccrual loans amounted to approximately $4,797 and $1,785 at December 31, 2008 and 2007, respectively. Additional interest income of approximately $132, $69 and $71 would have been recorded during the years ended December 31, 2008, 2007 and 2006, respectively, if the loans had performed in accordance with their original terms.

At December 31, 2008 and 2007, the recorded investment in impaired loans was $4,797 and $1,785, respectively. An allowance for loan losses was established on $4,797 and $1,785 of the impaired loans at December 31, 2008 and 2007, respectively, which allowances amounted to $343 and $223 at the respective year-ends. The average balance of impaired loans was $3,961, $2,154 and $2,076 for the years ended December 31, 2008, 2007 and 2006, respectively. Interest income recognized on impaired loans during 2008, 2007 and 2006 was not significant.

Certain officers and directors of United Financial and certain corporations and individuals related to such persons, incurred indebtedness, in the form of loans, as customers. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time or comparable transactions with other customers and did not involve more than the normal risk of collectibility.

The following table summarizes United Financial’s lending activity with its directors and executive officers all of which was conducted with terms consistent with those offered to unrelated parties:

	December 31,
	2008	2007
Beginning balance	$1,127	$1,150
New loans	829	460
Repayments	(257)	(483)

Ending balance	$1,699	$1,127

United Financial does not presently originate loans for the purpose of reselling them in the secondary market but has occasionally sold residential mortgage loans from its portfolio ($2,046 in 2007). Loans serviced by United Financial for others totaled $30,249 and $33,758 at December 31, 2008 and 2007, respectively. The balances of mortgage servicing rights related to such loans were insignificant at December 31, 2008 and 2007.

A summary of changes in the allowance for loan losses for the years ended December 31 follows:

	2008	2007	2006
Balance at beginning of year	$7,714	$7,218	$6,382
Provision for loan losses	1,846	1,425	969
Charge-offs	(1,336)	(983)	(186)
Recoveries	26	54	53

Balance at end of year	$8,250	$7,714	$7,218

NOTE E – BANKING PREMISES AND EQUIPMENT

The composition of banking premises and equipment is as follows at December 31:

	2008	2007	Estimated Useful Lives
Land and improvements	$2,387	$2,387
Buildings and improvements	8,076	7,625	25 - 40 Years
Leasehold improvements	471	471	Lesser of useful life or term of lease
Furniture and equipment	2,104	1,802	5 Years
Assets under capitalized lease	3,240	1,932	Lesser of lease term or useful life

	16,278	14,217
Less accumulated depreciation and amortization	(4,153)	(3,617)

	$12,125	$10,600

Depreciation and amortization expense, including amortization for capitalized leases, totaled $907, $831 and $838 for the years ended December 31, 2008, 2007 and 2006, respectively.

United Financial leases eight of its branches, two ATM facilities and two financial services offices. Rent expense for the years ended December 31, 2008, 2007 and 2006 amounted to approximately $645, $408 and $363, respectively. The leases, which are noncancelable, expire at various dates through 2031. United Financial also entered into a capital lease obligation for two of its branches. Future minimum rental commitments under the terms of these leases are as follows:

	Operating Leases	Capital Leases	Total
Years ending December 31,
2009	$595	$252	$847
2010	555	252	807
2011	437	252	689
2012	374	252	626
2013	347	251	598
Thereafter	2,917	4,011	6,928

Total minimum lease payments	$5,225	$5,270	$10,495

At December 31, 2008 United Financial had $3,129 in capital lease obligations consisting of $5,270 in commitments for future payments reduced by capitalized interest totaling $2,141. For the years ended December 31, 2008 and 2007 United Financial recognized interest expense on the capital lease obligations of $156 and $116, respectively.

NOTE F – DEPOSITS

Deposit accounts by type are summarized as follows at December 31:

	2008	2007
Demand	$114,178	$102,010
NOW	32,390	35,207
Savings	99,492	65,711
Money market	160,736	168,107
Certificates of deposit	375,867	347,647

	$782,663	$718,682

Certificates of deposit with balances greater than or equal to $100 totaled $150,356 and $126,880 at December 31, 2008 and 2007, respectively. The maturity of certificates of deposit with balances greater than or equal to $100 as of December 31, 2008 is as follows:

Three months or less	$55,336
Over three months through six months	26,088
Over six months through one year	33,713
Over one year to three years	28,057
Over three years	7,162

Total	$150,356

The scheduled maturities of time deposits at December 31, 2008, are as follows:

Less than one year	$281,068
Over one year to two years	41,173
Over two years to three years	35,967
Over three years to four years	5,830
Over four years to five years	11,829

Total time deposits	$375,867

NOTE F – DEPOSITS – Concluded

Interest expense on deposits, classified by type, is as follows:

	Years Ended December 31,
	2008	2007	2006
NOW	$171	$178	$103
Regular savings	1,015	593	638
Money market	3,336	5,631	5,125
Certificates of deposit	13,309	15,540	12,829

Total	$17,831	$21,942	$18,695

NOTE G – BORROWINGS

Federal Home Loan Bank Advances

United Bank is a member of the Federal Home Loan Bank of Boston (“FHLBB”) and as such, is required to invest in stock of the FHLBB. Such stock is redeemable at par value five years after filing for a redemption or upon termination of membership. The FHLBB may, but is not obligated to, repurchase its stock prior to expiration of the five year redemption notice. United Bank’s ability to redeem FHLBB shares is dependent on the redemption policies of the FHLBB. United Bank’s stock investment requirement is an amount equal to the sum of ..35% of certain specified assets plus 4.5% of United Bank’s advances and certain other specified items.

The FHLBB is authorized to make advances to its members subject to such regulations and limitations as its board of directors may prescribe. United Bank’s advances are secured by its FHLBB stock and a blanket lien on certain qualified collateral, primarily one-to four-family first mortgage loans and certain debt securities. United Bank’s unused borrowing capacity with the FHLBB, excluding its $12.4 million line of credit, was approximately $282,051 at December 31, 2008. At December 31, 2008 and 2007, United Bank had no borrowing against the line of credit.

Advances outstanding at December 31, 2008, 2007 and 2006 consisted of the following:

	2008		2007		2006
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$55,000	1.26%	$17,152	5.00%	$65,000	5.16%
Over 1 year to 2 years	22,279	4.35%	13,000	5.13%	16,411	5.06%
Over 2 years to 3 years	52,321	4.03%	26,767	4.15%	13,000	5.13%
Over 3 years to 4 years	8,033	4.34%	23,267	4.60%	16,111	3.20%
Over 4 years to 5 years	41,894	4.02%	9,968	4.34%	39,184	4.60%
Over 5 years	29,037	3.84%	17,843	4.36%	20,100	4.32%

	$208,564	3.32%	$107,997	4.55%	$169,806	4.73%

Included in the balance of advances due within one year at December 31, 2008 are $42,000 in short-term borrowings which matured on January 2, 2009 and which bore interest at 0.0625%.

At December 31, 2008, advances in the amount of $25,000 are callable at the option of the FHLBB during 2009, 2012 and 2013.

Repurchase Agreements

Securities sold under agreements to repurchase include funds borrowed from customers on an overnight basis. At December 31, 2008 the balances of these customer repurchase agreements totaled $18,042 and had a weighted average rate of 1.60%. The following table summarizes repurchase agreement activity for the years indicated:

	At or For the Years Ended December 31,
	2008	2007	2006
Balance at year-end	$18,042	$13,864	$10,425
Average amount outstanding during the year	8,534	7,788	5,546
Interest expense incurred during the year	158	259	167
Maximum amount outstanding at any month-end	18,042	13,864	10,425
Average interest rate during the year	1.85%	3.33%	3.01%
Weighted average interest rate at year-end	1.60%	3.12%	3.38%

In addition United Financial has a $10,000 structured term reverse repurchase agreement secured through another financial institution. The $10,000 reverse repurchase agreement matures in 2018, is callable in 2011 and has a rate of 2.73%. All of the repurchase agreements are secured by mortgage-backed securities issued by government sponsored enterprises.

NOTE H – INCOME TAXES

The provision for federal and state income taxes is as follows:

	Years Ended December 31,
	2008	2007	2006
Current tax provision:
Federal	$6,942	$4,240	$3,618
State	1,832	1,161	1,079

	8,774	5,401	4,697

Deferred tax benefit:
Federal	(2,890)	(1,719)	(1,289)

State	(687)	(621)	(390)

	(3,577)	(2,340)	(1,679)

Tax provision	$5,197	$3,061	$3,018

The following table summarizes the difference between United Financial’s statutory federal income tax rate and its effective rate:

	Years Ended December 31,
	2008	2007	2006
Statutory federal income tax rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:
State taxes, net of federal tax benefit	6.0	4.8	5.7
Stock-based compensation	1.6	2.6	—
Tax-exempt obligations	(1.3)	(0.9)	—
Bank owned life insurance	(1.0)	(0.7)	—
Other, net	2.3	1.4	(1.7)

Effective tax rate	41.6%	41.2%	38.0%

The components of the net deferred tax asset are as follows:

	December 31,
	2008	2007
Deferred tax asset:
Federal	$7,694	$4,868
State	2,322	1,729

	10,016	6,597

Deferred tax liability:
Federal	(1,771)	(1,280)
State	(276)	(364)

	(2,047)	(1,644)

Net deferred tax asset:	$7,969	$4,953

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	At December 31,
	2008	2007
Cash basis of accounting	$41	$28
Investments:
Net unrealized gain on securities available for sale	(992)	(283)
Impairment loss on preferred stock	—	22
Retirement benefits	619	471
Depreciation	699	704
Deferred expense	(1,027)	(1,077)
Allowance for loan losses	3,295	3,158
Employee benefit plans	2,178	1,739
Market value adjustment on loans	3,156	(275)
Contribution carryover	—	454
Other	—	12

Net deferred tax asset	$7,969	$4,953

A summary of the change in the net deferred tax asset is as follows:

	At December 31,
	2008	2007
Balance at beginning of year	$4,953	$2,851
Deferred tax benefit	3,577	2,340
Change in unrealized gain on securities available for sale	(561)	(238)

Balance at end of year	$7,969	$4,953

The Internal Revenue Service (“IRS”) commenced an examination of United Financial’s 2005 and 2006 federal income tax returns in the second quarter of 2007. During the quarter ended March 31, 2008, the IRS proposed certain adjustments challenging the methodology used by United Financial to estimate the fair market value of its residential mortgage portfolio under Internal Revenue Code (“IRC”) Sec. 475. The change in fair value calculated under IRC Sec. 475 is considered a temporary difference in United Financial’s FAS109 deferred income tax calculations. In June 2008, United Financial agreed to a settlement of the proposed adjustments with the IRS. As a result, for tax years 2005 and 2006 United Financial had a tax deficiency of $994,000 and related interest due of $76,000. In conjunction with the settlement, United Financial has amended its calculation of the fair market value of its residential mortgage portfolio beginning with the 2007 tax year.

United Bank’s base year reserve (as of December 31, 1995) will not be recaptured unless the reserve is used for purposes other than for loan losses, such as in a distribution in liquidation or otherwise. Accordingly, United Bank has not recorded a deferred tax liability of approximately $2,600 relating to approximately $6,200 of cumulative tax deductions related to loans generated prior to December 31, 1995.

NOTE I – EARNINGS PER SHARE

The calculation of basic earnings per common share and diluted earnings per common share for the years ended December 31, 2008, 2007 and 2006 is presented below.

	Years Ended December 31,
	2008	2007	2006
Net income	$7,298	$4,377	$4,924

Weighted average common shares applicable to basic EPS(1, 4)	16,043,727	16,852,566	17,139,599
Effect of dilutive potential common shares(2, 3)	82,834	53,147	9,428

Weighted average common shares applicable to diluted EPS	16,126,561	16,905,713	17,149,027

Earnings per share:
Basic	$0.45	$0.26	$0.29
Diluted	$0.45	$0.26	$0.29

(1)	In December 2007, United Financial completed a second-step conversion and offering in which each outstanding minority share was exchanged for 1.04079 shares and 9,564,570 shares were sold in a subscription and syndicated offering. All share data in prior periods have been adjusted by the exchange ratio.
(2)	For the years ended December 31, 2008, 2007 and 2006, options to purchase 1,175,964, 785,275 and 778,510 shares, respectively, were not included in the computation of diluted earnings per share because they were antidilutive.
(3)	Includes incremental shares related to stock options and restricted stock.
(4)	Excludes shares repurchased in June 2008 through September 2008 to fund the 2008 Equity Incentive Plan.

NOTE J – STOCK-BASED INCENTIVE PLANS

United Financial’s 2008 Equity Incentive Plan (the “2008 Incentive Plan”) was approved by the shareholders at its Annual Meeting held in June 2008. The 2008 Incentive Plan will remain in effect for a period of ten years and authorizes the issuance of up to 1,258,534 shares of Company common stock pursuant to grants of restricted stock awards, restricted stock unit awards, incentive stock options, non-statutory stock options and stock appreciation rights; provided, however, that no more than 898,953 shares may be issued or delivered in the aggregate pursuant to the exercise of stock options or stock appreciation rights, and no more than 359,581 shares may be issued or delivered pursuant to restricted stock awards or restricted stock unit awards. Employees and outside directors of United Financial are eligible to receive awards under the 2008 Incentive Plan. The holders of restricted stock awards also have full voting rights beginning on the grant date. Upon the occurrence of an event constituting a change in control of United Financial, as defined in the 2008 Incentive Plan, all outstanding stock options will become fully vested, and all stock awards then outstanding will vest free of restrictions.

United Financial’s 2006 Stock-Based Incentive Plan (the “2006 Incentive Plan”) was approved by shareholders at United Financial’s Annual Meeting held in July 2006. The 2006 Incentive Plan will remain in effect for a period of ten years and provides for the issuance of up to 1,180,330 shares of Company common stock pursuant to grants of incentive and non-statutory stock options, stock appreciation rights and restricted stock awards, provided that no more than 337,237 shares may be issued as restricted stock awards, and no more than 843,093 shares may be issued pursuant to the exercise of stock options. As of a result of United Financial’s second step conversion and offering completed in December 2007 and in accordance with provisions in the 2006 Incentive Plan, United Financial’s board of directors voted to adjust the total number of shares authorized for grant, the number of stock options outstanding and the exercise prices for outstanding options by the exchange ratio of 1.04079. Employees and outside directors of United Financial are eligible to receive awards under the 2006 Incentive Plan. The holders of restricted stock awards also have full voting rights beginning on the grant date. Upon the occurrence of an event constituting a change in control of United Financial, as defined in the 2006 Incentive Plan, all outstanding stock options will become fully vested, and all stock awards then outstanding will vest free of restrictions.

Under the incentive plans, stock options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant and have a contractual life of ten years. Stock options vest based on continued service with United Financial over the five year period following the grant date. The compensation cost related to stock options is based upon the fair value for each option as of the date of the grant determined using the Black-Scholes option pricing model. The Black-Scholes model requires United Financial to provide estimates of the expected term, volatility of the underlying stock, the stock’s dividend yield and the discount rate. United Financial intends to repurchase shares in the open market to satisfy stock option exercises.

The compensation cost related to restricted stock awards is based upon United Financial’s stock price at the grant date. Restricted stock awards generally vest based upon continuous service with United Financial over the five year period following the grant date. During the vesting period, participants are entitled to dividends for all awards.

A combined summary of activity in United Financial’s incentive plans for the years ended December 31, 2007 and 2008 is presented in the following table:

	Shares Available for Grant	Stock Awards Outstanding		Stock Options Outstanding
		Number of Shares	Weighted- Average Grant Value	Number of Shares	Weighted- Average Exercise Price
Balance at December 31, 2006	140,534	302,354	$12.35	778,510	$12.37

Granted	(6,765)	—	—	6,765	11.36
Stock options exercised	—	—	—	—	—
Shares vested	—	(68,375)	12.35	—	—
Forfeited	—	—	—	—	—
Cancelled	—	—	—	—	—

Balance at December 31, 2007	133,769	233,979	$12.35	785,275	$12.36

New Incentive Plan	1,258,534	—	—	—	—
Granted	(1,093,000)	313,500	11.66	779,500	11.66
Stock options exercised	—	—	—	(3,538)	12.35
Shares vested	—	(58,487)	12.36	—	—
Forfeited	12,387	—	—	(12,387)	12.35
Cancelled	23,105	—	—	(23,105)	12.35

Balance at December 31, 2008	334,795	488,992	$11.91	1,525,745	$12.00

(1)	In conjunction with United Financial’s second-step conversion in December 2007, the numbers of shares and weighted average prices for 2006 and 2007 have been adjusted by the conversion ratio of 1.04079.

On June 19, 2008, United Financial granted 755,000 stock options and 313,500 restricted shares to certain directors and employees under the 2008 Incentive Plan. The stock options had a weighted average value of $2.57 per share, with a total grant date fair value of $1,940. The restricted shares had a weighted average value of $11.66 per share, with a total grant date fair value of $3,655. In 2008, United Financial also granted 24,500 stock options to certain employees under the 2006 Incentive plan. The stock options had a weighted average fair value of $2.39 per share and a grant date fair value of $59,000. In 2007, United Financial granted 6,765 stock options with a weighted average value of $3.08 per share and a total grant date fair value of $21. No new restricted shares were granted in 2007. At December 31, 2008 United Financial has 94,718 restricted shares and 240,077 stock options available for grant under the incentive plans.

United Financial’s total compensation cost for shared-based payment arrangements was $1,992 in 2008 and $1,864 in 2007. United Financial recorded tax benefits of $204 in 2008 and $191 in 2007 related to the recognition of the shared-based compensation expense. As of December 31, 2008, compensation costs related to non-vested stock awards totaling $7,578 have not been recognized. These costs will be recognized over an estimated weighted average period of 3.2 years.

The following table presents the assumptions used to compute the fair value of options using the Black-Scholes option pricing model for stock options granted during 2008 and 2007.

	2008	2007
Weighted average fair value	$2.57	$3.08
Expected term (short-cut method)	6.50 years	6.50 years
Volatility	19.30%	25.00%
Expected dividend yield	1.88%	2.00%
Weighted average risk-free interest rate	3.89%	4.36%

A summary of stock options outstanding and exercisable at December 31, 2008 is as follows:

	Stock Options
	Outstanding	Exercisable
Total number of shares	1,525,745	302,439
Weighted average exercise price	$12.00	$12.33
Aggregate intrinsic value	$4,789	$850
Weighted average remaining contractual term	8.6 years	7.4 years

NOTE K – EMPLOYEE BENEFIT PLANS

Retirement Plans

United Financial maintained a defined benefit retirement plan for its employees through a multi-employer defined benefit plan sponsored by the Co-operative Banks Employees’ Retirement Association (CBERA). In the fourth quarter of 2006, following a comprehensive review of United Financial’s employee benefit plans, United Financial’s board of directors voted to freeze the defined benefit pension plan effective April 30, 2007. All benefits earned by eligible plan participants were frozen at that date and, accordingly, no additional expense related to the plan has been or will be recognized in future periods. United Financial recognized pension expense based upon assessments by CBERA. United Financial’s contributions to the plan were $227 and $397 for the years ended December 31, 2007 and 2006, respectively. Under the plan, retirement benefits were based on years of service and the highest average compensation. United Financial also sponsors a defined contribution plan. Employees make voluntary contributions which are matched by United Financial up to a maximum of 5% of the employee’s qualified salary. The contributions matched by United Financial were $389, $367 and $307 for the years ended December 31, 2008, 2007 and 2006, respectively.

Incentive Plan

United Financial maintains an incentive plan in which employees are eligible to participate. The incentive plan provides for awards based on the achievement of both individual and Company performance goals, subject to approval by United Financial’s board of directors. Related expense amounted to $838, $409 and $547 for the years ended December 31, 2008, 2007 and 2006, respectively.

Senior Executive Retirement Plan

United Financial has entered into Executive Supplemental Compensation Agreements (the “Agreements”) with certain of its current and former officers. The estimated amount to be paid under the Agreements is accrued over the executive’s active employment from the time the agreement is signed to the date of full eligibility.

Effective October 1, 2007, United Financial consolidated the Agreements of current senior executives into a Senior Executive Retirement Plan (the “SERP”). United Financial continues to maintain the Agreements for certain former officers. The liability associated with the Agreements was $822 and $863 at December 31, 2008 and 2007, respectively, and is included in accrued expenses and other liabilities in the consolidated balance sheets. The expense for the Agreements, excluding interest, was $18, $114 and $162 for the years ended December 31, 2008, 2007 and 2006, respectively.

The SERP replaced the individual Agreements for current officers. The new SERP includes two additional executives. The SERP provides that each executive will receive supplemental benefits, to the extent vested, commencing 180 days following separation from service. The supplemental benefit will be equal to the percentage of the executive’s final average compensation set forth in each executive’s participation agreement, multiplied by a fraction, the numerator of which is the executive’s years of employment with United Bank and the denominator of which is set forth in the executive’s participation agreement. The supplemental benefit will commence on the executive’s normal benefit date and will be payable in a lump sum, unless the executive has elected, at the time of execution of the participation agreement, to receive an annuity or other form of benefit. The SERP is unfunded and is considered a nonqualified plan under the Internal Revenue Code. The SERP is accounted for as a defined benefit plan under the provisions of SFAS Nos. 87, 132(R) and 158. SFAS 158 requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to accumulated other comprehensive income. SFAS 158 also requires the determination of the fair values of a plan’s assets at a company’s year-end and the recognition of prior service costs or credits as a component of accumulated other comprehensive income.

Directors Fee Continuation Plan

United Financial sponsors a Directors Fee Continuation Plan under which a Director will annually receive $15 ($24 for former chairpersons) for ten years beginning upon attaining the normal retirement date. The benefit is reduced for directors serving fewer than 15 years. In the event of the participant’s death prior to receiving the full benefits of the plan, any unpaid benefits will be paid to the beneficiary. United Financial recognizes expense under this plan on a ratable basis such that the present value of the liability is fully accrued at each director’s normal retirement date. Effective October 1, 2007, United Financial’s board of directors adopted a Director Retirement Plan to replace the Directors Fee Continuation Plan. Current directors who are participants in the Directors Fee Continuation Plan, the predecessor plan, will participate in the plan from the effective date. Additional directors will begin participation in the plan as of the first day of the plan year in which they become members of the board of directors. Retired directors will continue to receive benefits under the Directors Fee Continuation Plan. At December 31, 2008 and 2007, United Financial’s recorded liability for this plan amounted to $517 and $594, respectively, and is included in accrued expenses and other liabilities in the consolidated balance sheets. United Financial did not record an expense for the year ended December 31, 2008. The expense associated with this plan, excluding interest, was $10 and $59 for the years ended December 31, 2007 and 2006, respectively.

Director Retirement Plan

The Director Retirement Plan will provide for the payment of normal retirement benefits upon the director’s separation from service on or after attainment of his normal retirement age (age 72 or age 65 with 10 years of service). The normal retirement benefit will generally be equal to 70% of the average annual director’s fees over the highest three years during a Director’s final 10 years of service, and will be payable in 10 annual installments commencing within 60 days after the director’s separation from service. In the event a participant has a separation from service prior to his normal retirement date (other than due to termination for cause, disability or death), the participant will be entitled to a lesser benefit payable in ten annual installments commencing at age 65. The amount payable will be determined by multiplying the normal retirement benefit by the director’s benefit percentage, which is 10% for each year of service, up to 100%. The supplemental benefit will commence on the director’s normal benefit date and will be payable in a lump sum, unless the director has elected, at the time of execution of the participation agreement, to receive an annuity or other form of benefit. A director’s benefit percentage will accelerate to 100% upon the director’s separation from service due to death, disability or a change in control. The Director Retirement Plan is accounted for as a defined benefit plan under the provisions of SFAS Nos. 87, 132(R) and 158.

The following table summarizes the changes in the projected benefit obligation (PBO), the funded status of the PBO and the weighted average assumptions used to determine the benefit obligation for the SERP and Director Retirement Plan at December 31, 2008 and 2007. These plans had no assets at December 31, 2008 and 2007. Amounts recognized at December 31, 2008 and 2007 are reflected in the net deferred tax asset and accrued expenses and other liabilities on the consolidated balance sheets.

	At or For the Years Ended December 31,
	2008		2007
	SERP	Director Retirement Plan	SERP	Director Retirement Plan
Change in projected benefit obligation:
Beginning of period	$1,796	$588	$1,707	$567
Service cost	306	57	63	13
Interest cost	137	31	26	8
Actuarial loss	482	32	—	—
Benefits paid	—	—	—	—

End of period	$2,721	$708	$1,796	$588

Funded status:
Accrued benefit cost	$2,721	$708	$1,796	$588

Amounts recognized in accumulated other comprehensive income consist of:
Transition obligation	—	—	—	—
Prior service cost	(746)	(292)	(823)	(329)
Net losses	(459)	(32)	—	—

Total	$(1,205)	$(324)	$(823)	$(329)

Weighted-average assumptions used to determine benefit obligations:
Discount rate	6.00%	5.00%	6.00%	5.00%
Rate of compensation increase	5.00%	2.00%	5.00%	2.00%

Components of the net periodic benefit cost are as follows:

	For the Years Ended December 31,
	2008		2007
	SERP	Director Retirement Plan	SERP	Director Retirement Plan
Periodic benefit cost:
Service cost	$306	$57	$63	$13
Interest cost	137	31	26	8

Total pension cost	443	88	89	21
Prior service cost amortization	76	36	19	9
Net loss amortization	24	—	—	—

Net periodic benefit cost	$543	$124	$108	$30

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	6.00%	6.00%	6.00%	6.00%
Rate of compensation increase	5.00%	2.00%	5.00%	2.00%

The unrecognized prior service cost is being amortized over a period of ten years. In 2009, approximately $96 and $37 in prior service cost for SERP and the Director Retirement Plan, respectively, is expected to be recognized as a component of net periodic benefit cost.

At December 31, 2008, the benefit payments expected to be paid in each of the next five years and the aggregate for the five fiscal years thereafter are as follows:

	SERP	Director Retirement Plan
Years ending December 31,
2009	$—	$198
2010	—	—
2011	3,064	—
2012	856	181
2013	—	—
2014 through 2018	—	760

Total expected benefit payments	$3,920	$1,139

United Financial does not expect to contribute assets to these plans in 2009.

Employee Stock Ownership Plan

In connection with United Financial’s 2005 initial public offering, United Financial established an Employee Stock Ownership Plan (“ESOP”) for the benefit of each employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. United Financial issued 641,301 shares of common stock to the ESOP in exchange for a twenty-year note. In connection with United Financial’s second step conversion, the number of shares in the plan has been adjusted by the exchange ratio of 1.04079 to total 667,458 shares. The loan amount was approximately $6,413 and was recorded as “Unearned Compensation” within stockholders’ equity. The loan bears interest equal to the prime rate in effect at January 1st of each year and provides for annual payments of principal and interest. In November 2006, United Financial board of directors voted to accelerate its Employee Stock Ownership Plan benefit from a twenty (20) year to a fifteen (15) year allocation period beginning in 2007.

As part of United Financial’s 2007 second step conversion and offering, an additional 753,834 shares of common stock were contributed to the ESOP in exchange for a twenty-year note. The loan amount was approximately $7,538 and was recorded as “Unearned Compensation” within stockholders’ equity. The loan bears interest equal to the prime rate in effect at January 1st of each year and provides for annual payments of principal and interest. United Financial’s board of directors voted to use a twenty (20) year allocation period for the related ESOP benefit beginning in 2008.

United Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares held by the plan trustee in a suspense account for allocation among the participants as the loan is repaid. United Financial reports compensation expense equal to the average daily market price of the shares as they are committed to be released from the suspense account. Total compensation expense applicable to the ESOP amounted to $866, $625 and $406 for the years ended December 31, 2008, 2007 and 2006, respectively.

Shares held by the ESOP, adjusted by the exchange ratio of 1.04079, include the following:

	December 31,
	2008	2007	2006
Allocated	109,880	64,738	33,372
Committed to be released	71,707	46,208	33,372
Unallocated	1,236,631	1,308,339	600,714

	1,418,218	1,419,285	667,458

Cash dividends received on allocated shares are allocated to participants and cash dividends received on shares held in suspense are used to fund the scheduled annual debt payment. The fair value of unallocated shares at December 31, 2008, 2007 and 2006 was $18,723, $14,281 and $7,965, respectively.

NOTE L – COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance Sheet Risk

United Financial is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans and standby letters of credit. United Financial does not record a liability for the fair value of the obligation undertaken in issuing standby letters of credit unless it becomes probable that United Financial would have to perform under the guarantee. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement United Financial has in particular classes of financial instruments.

United Financial’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual or notional amounts of those instruments. United Financial uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments with off-balance sheet risk at December 31, 2008 and 2007 are as follows:

	2008	2007
Unused lines of credit	$155,448	$146,579
Amounts due mortgagors	14,479	31,168
Standby letters of credit	1,156	1,627
Commitments to originate loans	10,458	15,890

Included in commitments to originate loans at December 31, 2008 and 2007 are fixed rate commitments in the amount of $7,127 and $13,275, at interest ranges of 5.00% to 7.00% and 5.34% to 8.25%, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. United Financial evaluates each customer’s creditworthiness on a case-by-case basis.

The amount of collateral obtained, if deemed necessary by United Bank upon extension of credit, is based on management’s credit evaluation.

Standby letters of credit are conditional commitments issued by United Financial to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. United Financial holds residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2008 and 2007 exceeds 100%.

United Financial has a commitment to invest up to $1,000 in a venture capital fund. As of December 31, 2008 United Financial has contributed $100 to the fund.

Employment and change in control agreements

United Financial has entered into a three-year employment agreement with its President and Chief Executive Officer expiring in 2011. This agreement generally provides for a base salary and the continuation of certain benefits currently received. Annually United Financial may extend the agreement for an additional year. Under certain specified circumstances, the employment agreement requires certain payments to be made for certain reasons other than cause, including a “change in control” as defined in the agreement. However, such employment may be terminated for cause, as defined, without incurring any continuing obligations.

United Financial also entered into three-year change in control agreements with certain executive officers, none of whom are covered by an employment agreement. The change in control agreements are renewable on an annual basis and generally provide a severance payment and the continuation of certain benefits currently received following a “change in control” as defined in the agreements.

Litigation

United Financial is subject to various legal actions arising in the normal course of business. At December 31, 2008, United Financial was not involved in any material legal proceedings.

NOTE M—FAIR VALUES OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, United Financial adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. United Financial did not elect fair value treatment for any financial assets or liabilities upon adoption.

Effective January 1, 2008, United Financial adopted SFAS No. 157 (for financial assets and liabilities), which provides a framework for measuring fair value under generally accepted accounting principles. In accordance with SFAS 157, United Financial groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value, as follows:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and other U.S. government and government-sponsored enterprises that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Level 2 includes mortgage-backed securities issued by government-sponsored enterprises. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

Assets measured at fair value on a recurring basis, are summarized below:

	At December 31, 2008
	Level 1	Level 2	Level 3	Total Fair Value
Securities available for sale	$465	$311,209	$1,832	$313,506
Mortgage servicing rights	—	—	124	124

Total	$465	$311,209	$1,956	$313,630

United Financial has no liabilities measured at fair value on a recurring basis at December 31, 2008.

The table below presents the changes in Level 3 assets measured at fair value on a recurring basis.

Balance as of January 1, 2008	$136
Transfers in and out of Level 3, net	3,155
Total realized/unrealized losses included in net income	(1,389)
Decrease in unrealized loss	54
Purchases, sales, issuances and settlements	—

Balance as of December 31, 2008	$1,956

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value to be disclosed for that instrument is the product of the number of trading units of the instrument times that market price.

Also, United Financial may be required, from time to time, to measure certain other financial assets on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-fair value accounting or write-downs of individual assets. The following table summarizes the fair value hierarchy used to determine the adjustment and the carrying value of the related assets for the year ended December 31, 2008.

	At or For the Year Ended December 31, 2008
	Level 1	Level 2	Level 3	Total Gains/(Losses)
Assets:
Loans	$—	$5,362	$—	$(120)
Other real estate owned	—	998	—	(137)
Other assets	—	—	1,320	—

Total assets	$—	$6,360	$1,320	$(257)

The amount of loans represents the carrying value and related write-down and valuation allowance of impaired loans for which adjustments are based on the estimated fair value of the underlying collateral. The other real estate owned amount represents the carrying value for which adjustments are also based on the estimated fair value of the property. Other assets consist of equity securities accounted for at cost.

United Financial is required to provide supplemental financial statement disclosures of the estimated fair value of its financial instruments. Financial instruments include cash and cash equivalents, investment and mortgage-backed securities, loan, deposits, borrowings and certain off-balance sheet items such as loan commitments. Other assets significant to United Financial, including bank premises and equipment, deferred tax assets, as well as core deposit and other intangible assets are not considered financial instruments and are excluded from the fair value disclosures. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United Bank’s entire holdings of a particular financial instrument. Because a market may not readily exist for a significant portion of United Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used by United Financial in estimating fair values of its financial instruments:

Cash and Cash Equivalents and Short-term Investments

For cash and short term investments having maturities of 90 days or less, the carrying amounts reported in the balance sheets approximate fair values. The carrying amount of short-term investments held at December 31, 2008 also approximates fair value.

Investment Securities and FHLBB Stock

The fair value of securities to be held to maturity and securities available for sale is estimated based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Ownership of Federal Home Loan Bank of Boston stock is restricted to member banks; therefore, the stock is not traded. The estimated fair value of Federal Home Loan Bank of Boston stock is equal to its carrying value, which represents the price at which the FHLBB is obligated to redeem its stock.

Loans

For valuation purposes, the loan portfolio was segregated into its significant categories, which are residential mortgage, commercial real estate, commercial and consumer. These categories were further segregated, where appropriate, into components based on significant financial characteristics such as type of interest rate (fixed or adjustable). Fair values were estimated for each component using a valuation method selected by management.

The fair values of residential mortgage, commercial real estate, commercial and consumer loans were estimated by discounting the anticipated cash flows from the respective portfolios. Estimates of the timing and amount of these cash flows considered factors such as future loan prepayments. The discount rates reflected current market rates for loans with similar terms to borrowers of similar credit quality. The fair value of home equity lines of credit was based on the outstanding loan balances, as required by SFAS No. 107.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable on investments and loans and accrued interest payable on deposits and borrowings, included in other liabilities, approximates their fair values.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, NOW, regular savings, and money market deposit accounts, is equal to the amount payable on demand. The fair value estimates do not include the benefit that results from the generally lower cost of funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. The fair value estimate of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank of Boston Advances

The fair value estimate of the borrowings from the Federal Home Loan Bank of Boston is determined by discounting the anticipated future cash payments by using the rates currently available to United Bank for debt with similar terms and remaining maturities.

Repurchase Agreements

United Financial enters into overnight repurchase agreements with its customers. Since these agreements are short-term instruments, the fair value of these agreements approximates their recorded balance. United Financial also secures term repurchase agreements through other financial institutions. The fair value of these agreements are determined by discounting the anticipated future cash payments using rates currently available to United Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Instruments

Fair value of off-balance-sheet mortgage lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’

credit standing. In the case of the commitments discussed in Note L, the fair value equals the carrying amounts which are not significant.

The fair value of United Financial’s financial instruments is as follows at December 31:

	2008		2007
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:
Cash and cash equivalents	$13,572	$13,572	$14,254	$14,254
Short-term investments	1,071	1,071	1,030	1,030
Securities available for sale	313,506	313,506	201,257	201,257
Securities held to maturity	3,191	3,238	3,632	3,631
Stock in Federal Home Loan Bank of Boston	12,223	12,223	10,257	10,257
Net loans	864,421	870,731	819,117	822,309
Accrued interest receivable	4,706	4,706	4,477	4,477

Financial Liabilities:
Deposits (with no stated maturity)	406,796	406,796	371,035	371,035
Time deposits	375,867	378,424	347,647	347,828
Federal Home Loan Bank of Boston advances	208,564	217,236	107,997	108,791
Repurchase agreements	28,042	28,021	13,864	13,864
Accrued interest payable	627	627	417	417

NOTE N—STOCKHOLDERS’ EQUITY

Regulatory Capital

United Bank is subject to various minimum regulatory capital standards promulgated by The Office of Thrift Supervision (“OTS”). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on United Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, United Bank must meet specific capital guidelines that involve quantitative measures of United Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. United Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. United Financial Bancorp, Inc is not subject to capital guidelines.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the total risk-based capital requirement, the Tier I risk-based capital requirement and the Tier I or leverage capital requirement. The Tier I risk-based and Tier I leverage capital requirements provide for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of risk-weighted assets and to 4.0% of adjusted total assets, respectively, except for those banks with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, United Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

The OTS capital rule requires savings associations to hold a ratio of 1.5% tangible capital to tangible assets. Tangible equity is defined as core capital less tangible assets. Tangible assets are defined as adjusted total assets less intangible assets.

As of December 31, 2008, the most recent notification from the OTS categorized United Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized United Bank must maintain minimum ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution’s category.

United Bank’s actual capital amounts and ratios, as well as minimum amounts and ratios required for capital adequacy are presented below:

	Actual			For Capital Adequacy Purposes			To Be Well Capitalized Under Regulatory Framework
	Amount	Ratio		Amount	Ratio		Amount	Ratio
As of December 31, 2008:
Total Risk-based Capital (to Risk Weighted Assets)	$162,782	18.7	%>	$69,590>	8.0	%>	$86,988>	10.0%
Tier I Risk-based Capital (to Risk Weighted Assets)	154,532	17.8	%>	34,795>	4.0	%>	52,193>	6.0%
Tier I (Core) Capital (to Adjusted Total Assets)	154,532	12.3	%>	50,231>	4.0	%>	62,789>	5.0%
Tangible Equity (to Tangible Assets)	154,532	12.3	%>	18,837>	1.5	%>	N/A

As of December 31, 2007:
Total Risk-based Capital (to Risk Weighted Assets)	$155,973	20.3	%>	$61,624>	8.0	%>	$77,029>	10.0%
Tier I Risk-based Capital (to Risk Weighted Assets)	148,259	19.3	%>	30,812>	4.0	%>	46,218>	6.0%
Tier I (Core) Capital (to Adjusted Total Assets)	148,259	14.0	%>	42,347>	4.0	%>	52,934>	5.0%
Tangible Equity (to Tangible Assets)	148,259	14.0	%>	15,880>	1.5	%>	N/A

The following table provides a reconciliation of total consolidated equity to capital amounts for United Bank reflected in the above table:

	December 31
	2008	2007
Total consolidated equity	$227,714	$226,120
Adjustments:
Additional equity capital of United Financial Bancorp, Inc.	(70,076)	(77,802)
Accumulated other comprehensive (income) loss	(2,931)	169
Disallowed goodwill and intangible assets	(175)	(258)
Other	—	30

Tangible, Tier I and Core Capital	154,532	148,259
Allowance for loan losses	8,250	7,714

Total risk-based capital	$162,782	$155,973

Common Stock Repurchase Plans

On November 20, 2008, United Financial’s board of directors approved a plan to repurchase up to 5%, or approximately 885,379 shares, of United Financial’s common stock through open market purchases or privately negotiated transactions. Stock repurchases are accounted for as treasury stock, carried at cost, and reflected as a reduction in stockholders’ equity. As of December 31, 2008, United Financial repurchased 206,200 shares at a cost of approximately $2,835 and an average price of $13.75, under this plan.

On June 19, 2008, United Financial’s board of directors approved a plan to repurchase up to 2%, or 359,581 shares, to fund awards of restricted stock under United Financial’s 2008 Incentive Plan, which was approved by stockholders at United Financial’s 2008 Annual Meeting held on June 10, 2008. United Financial completed its repurchase of 359,581 shares of its outstanding common stock, at a cost of approximately $4,240 and at an average price of $11.79, on July 22, 2008.

In November 2006, United Financial’s board of directors approved a plan to repurchase up to 5%, or approximately 858,000 shares, of United Financial’s common stock through open market purchases or privately negotiated transactions. As of December 31, 2007 and 2006, United Financial repurchased 86,390 and 1,945 shares at a cost of approximately $1,251 and $27 and at an average price of $14.48 and $13.76, respectively, under this plan. In connection with United Financial’s second step conversion and offering, which closed on December 3, 2007, all treasury shares were cancelled and the repurchase plan approved in 2006 was terminated.

On July 20, 2006, United Financial’s board of directors approved a stock repurchase plan to fund the restricted stock portion of its 2006 Incentive Plan, which was approved by stockholders at United Financial’s 2006 Annual Meeting. Under the plan, which was completed on August 3, 2006, United Financial repurchased 340,000 shares or 2.0% of its total outstanding common stock at a cost of approximately $4,378 and at an average price of $12.86.

NOTE O – CONDENSED FINANCIAL STATEMENTS OF UNITED FINANCIAL BANCORP, INC.

The following are the condensed financial statements for United Financial Bancorp, Inc. (parent company only).

BALANCE SHEETS
	December 31, 2008	December 31, 2007
ASSETS
Cash and cash equivalents	$53,184	$44,157
Short-term investments	1,071	1,030
Investment in Bank	157,638	148,318
Securities available for sale, at fair value	—	18,606
ESOP loan receivable	12,829	13,160
Accrued interest receivable	—	247
Other assets	3,174	1,145

TOTAL ASSETS	$227,896	$226,663

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$182	$543
Stockholders’ equity	227,714	226,120

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$227,896	$226,663

STATEMENTS OF INCOME
	Years Ended December 31,
	2008	2007	2006
Income:
Investment interest	$1,235	$1,252	$1,258
ESOP loan interest	955	536	439
Gain (loss) on sale of securities	15	—	(9)
Other income	3	—	—

Total income	2,208	1,788	1,688

Expense:
Professional services	1,311	1,105	958
Other expenses	47	43	31

Total expense	1,358	1,148	989

Income before income taxes and equity in undistributed earnings in United Bank	850	640	699
Income tax expense	348	261	235

Income before equity in undistributed earnings of United Bank	502	379	464
Equity in undistributed earnings of United Bank	6,796	3,998	4,460

NET INCOME	$7,298	$4,377	$4,924

STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$7,298	$4,377	$4,924
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed earnings of the bank	(6,796)	(3,998)	(4,460)

Net amortization of discounts and premiums	2	(27)	(83)
Net (gain) loss on sale of available for sale securities	(15)	—	9
(Decrease) increase in deferred income taxes	(3)	(525)	3
Decrease in accrued interest receivable	247	17	57
Decrease (increase) in other assets	618	(457)	(717)
(Decrease) increase in intercompany payables and other liabilities	(359)	136	233

Net cash provided by (used in) operating activities	992	(477)	(34)

Cash flows from investing activities:
Purchases of securities available for sale	—	(12,059)	(2,094)
Proceeds from sales of securities available for sale	9,352	—	4,990
Proceeds from maturities and principal repayments of securities available for sale	9,218	15,181	6,934
Investment in short term time deposits	(41)	(1,030)	—
Loan to fund ESOP	—	(7,538)	—
Principal payments on ESOP loan	331	270	158

Net cash provided by (used in) investing activities	18,860	(5,176)	9,988

Cash flows from financing activities:
Return of capital from United Bank (investment in United Bank)	837	(45,152)	3,579
Repurchase of stock to fund the 2008 Incentive Plan	(4,240)	—	—
Treasury stock purchases	(2,960)	(1,250)	(4,405)
Cash dividends paid	(4,436)	(1,757)	(1,462)
Net (costs) proceeds from stock issuance	(26)	90,289	—

Net cash (used in) provided by financing activities	(10,825)	42,130	(2,288)
Increase in cash and cash equivalents	9,027	36,477	7,666
Cash and cash equivalents at beginning of period	44,157	7,680	14

Cash and cash equivalents at end of period	$53,184	$44,157	$7,680

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period:
Income taxes – net	6,521	1,097	229

NOTE P – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the operating results on a quarterly basis for the years ended December 31, 2008 and 2007.

	Three Months Ended
	March 31	June 30	September 30	December 31
2008:
Interest income	$15,406	$15,973	$16,811	$16,624
Interest expense	6,375	6,065	6,275	6,288

Net interest income	9,031	9,908	10,536	10,336
Provision for loan losses	184	651	644	367
Non-interest income	1,519	1,574	1,733	394	(1)
Non-interest expense	7,176	7,550	7,806	8,158

Income before income taxes	3,190	3,281	3,819	2,205
Income tax expense	1,224	1,272	1,455	1,246

Net income	$1,966	$2,009	$2,364	$959

Basic earnings per share	$0.12	$0.12	$0.15	$0.06
Diluted earnings per share	$0.12	$0.12	$0.15	$0.06

2007:
Interest income	$14,312	$14,513	$14,976	$15,449
Interest expense	7,356	7,378	7,723	7,626

Net interest income	6,956	7,135	7,253	7,823
Provision for loan losses	284	320	436	385
Non-interest income	1,398	1,435	1,412	1,490
Non-interest expense	6,647	6,575	6,131	6,686

Income before income taxes	1,423	1,675	2,098	2,242
Income tax expense	589	697	807	968

Net income	$834	$978	$1,291	$1,274

Basic earnings per share	$0.05	$0.06	$0.08	$0.08
Diluted earnings per share	$0.05	$0.06	$0.08	$0.08

(1)	Includes other-than-temporary investment impairment charges totaling $1,377.

NOTE Q – SUBSEQUENT EVENTS

On February 5, 2009, United Financial announced the completion of its previously announced stock repurchase program, which commenced on December 2, 2008. United Financial repurchased 885,379 shares of its outstanding common stock at a cost of approximately $12,376 and at an average price of $13.98 per share.

On February 19, 2009, United Financial’s board of directors approved a plan to repurchase up to an additional 5%, or approximately 841,138 shares, of United Financial’s common stock. As of March 6, 2009, United Financial repurchased 102,300 shares at a cost of approximately $1,303 and an average price of $12.73 per share, under this plan.

On February 27, 2009, the Federal Deposit Insurance Corporation published a final rule raising the current deposit insurance assessment rates to a range from 12 to 45 basis points beginning April 1, 2009. Additionally, the Federal Deposit Insurance Corporation issued an interim final rule that would impose a special assessment on all insured deposits as of June 30, 2009, which would be collected on September 30, 2009.

CNB FINANCIAL CORP. AND SUBSIDIARY

Consolidated Balance Sheets

June 30, 2009 and December 31, 2008

(Unaudited)

	June 30, 2009	December 31, 2008
ASSETS
Cash and Cash Equivalents	$4,854,000	$4,508,000
Investment Securities Available-for-Sale	26,185,000	31,314,000
Investment Securities Held-to-Maturity, (fair value of $8,200,000 as of June 30, 2009 and $8,798,000 as of December 31, 2008)	8,251,000	8,950,000
Federal Reserve Bank Stock	743,000	786,000
Federal Home Loan Bank Stock	3,143,000	3,143,000
Loans	241,111,000	242,396,000
Less: Allowance for Loan Losses	(3,132,000)	(2,873,000)

Loans, Net	237,979,000	239,523,000
Premises and Equipment, Net	1,974,000	2,107,000
Accrued Interest Receivable	881,000	977,000
Deferred Tax Asset	1,939,000	2,132,000
Other Real Estate Owned	879,000	879,000
Prepaid Expenses and Other Assets	612,000	840,000

	$287,440,000	$295,159,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Non-Interest bearing deposits	$26,064,000	$26,904,000
Interest-bearing deposits	160,355,000	169,661,000

Total Deposits	186,419,000	196,565,000
Federal Home Loan Bank Advances	62,650,000	55,650,000
Federal Funds Purchased	—	3,000,000
Subordinated Debentures	7,732,000	7,732,000
Securities Under Agreement to Repurchase	8,926,000	11,035,000
Accrued Expenses and Other Liabilities	1,684,000	1,638,000

Total Liabilities:	267,411,000	275,620,000

Commitments and Contingencies (Note 8)
Stockholders’ Equity:
Preferred Stock
Par Value: $1.00
Shares Authorized: 1,000,000 as of June 30, 2009 and zero as of December 31, 2008; zero issued or outstanding as of June 30, 2009 and December 31, 2008
Common Stock
Par Value: $1.00
Shares Authorized: 10,000,000 as of June 30, 2009 and December 31, 2008 Issued and Outstanding: 2,283,000 as of June 30,2009 and December 31, 2008	2,283,000	2,283,000
Additional Paid-in Capital	20,526,000	20,448,000
Accumulated Deficit	(3,210,000)	(3,321,000)
Accumulated Other Comprehensive Income	430,000	129,000

Total Stockholders’ Equity	20,029,000	19,539,000

	$287,440,000	$295,159,000

See Notes to Unaudited Consolidated Financial Statements

CNB FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Income

For the Three and Six Months Ended June 30, 2009 and 2008

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest and Dividend Income:
Interest and Fees on Loans	$3,646,000	$3,612,000	$7,222,000	$7,367,000
Interest and Dividends on Investments	475,000	784,000	996,000	1,627,000

Total Interest and Dividend Income	4,121,000	4,396,000	8,218,000	8,994,000

Interest Expense:
Deposits	843,000	1,255,000	1,810,000	2,816,000
Borrowings	590,000	703,000	1,195,000	1,426,000

Total Interest Expense	1,433,000	1,958,000	3,005,000	4,242,000

Net Interest Income	2,688,000	2,438,000	5,213,000	4,752,000
Provision for Loan Losses	150,000	184,000	300,000	284,000

Net Interest Income, After Provision for Loan Losses	2,538,000	2,254,000	4,913,000	4,468,000

Other Income:
Fees on Deposit Accounts	61,000	59,000	121,000	111,000
Loan Related Fees	30,000	26,000	52,000	55,000
Other	37,000	47,000	70,000	73,000
Security Gains (net of losses)	108,000	—	108,000	184,000

Total Other Income	236,000	132,000	351,000	423,000

Operating Expense:
Employee Compensation and Benefits	1,199,000	1,218,000	2,427,000	2,434,000
Occupancy and Equipment	331,000	320,000	693,000	646,000
Professional Fees	240,000	289,000	466,000	467,000
Merger Related Professional Fees	305,000	—	355,000	—
Marketing and Public Relations	13,000	4,000	75,000	81,000
Data Processing Expense	156,000	132,000	312,000	254,000
FDIC Insurance and Special Assessment	302,000	39,000	382,000	78,000
Other General and Administrative Expenses	200,000	200,000	389,000	392,000

Total Operating Expense	2,746,000	2,202,000	5,099,000	4,352,000

Income Before Taxes	28,000	184,000	165,000	539,000
Provision for Income Taxes	8,000	47,000	54,000	132,000

Net Income	$20,000	$137,000	$111,000	$407,000

Net Income per Basic Share	$0.01	$0.06	$0.05	$0.18
Net Income per Diluted Share	$0.01	$0.06	$0.05	$0.18
Weighted Average Shares - Basic	2,283,000	2,283,000	2,283,000	2,283,000
Weighted Average Shares - Diluted	2,283,000	2,283,000	2,283,000	2,283,000

See Notes to Unaudited Consolidated Financial Statements

CNB FINANCIAL CORP.

Consolidated Statement of Changes in Stockholders’ Equity

For the Six Months Ended June 30, 2009

(Unaudited)

	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss) net of taxes	Total
Balance, December 31, 2008	2,283,000	$2,283,000	$20,448,000	$(3,321,000)	$129,000	$19,539,000

Net Income				111,000		111,000
Other Comprehensive Income
Unrealized Gains (Losses) on Securities Available-for-Sale,
net of reclassification for $108,000 realized gain and deferred taxes					301,000	301,000

Total Comprehensive income						412,000
Share-based Compensation			78,000			78,000

Balance, June 30, 2009	2,283,000	$2,283,000	$20,526,000	$(3,210,000)	$430,000	$20,029,000

See Notes to Unaudited Consolidated Financial Statements

CNB FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2009 and 2008

(Unaudited)

	Six Months Ended June 30,
	2009	2008
Cash Flows from Operating Activities:
Net Income	$111,000	$407,000
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:
Share-based Compensation	78,000	75,000
Provision for Loan Losses	300,000	284,000
Gains on sale of securities Available-for-Sale	(108,000)	(184,000)
Increase in Net Deferred Loan Costs	29,000	(6,000)
Depreciation, Amortization of Premiums and Accretion of Discounts on Securities	130,000	120,000
Decrease in Accrued Interest Receivable	96,000	18,000
Decrease in Other Assets	228,000	23,000
Increase (Decrease) in Accrued Expenses and Other Liabilities	46,000	(527,000)

Net Cash Provided by Operating Activities	910,000	210,000

Cash Flows from Investing Activities:
Purchase of Investment Securities Held-to-Maturity	—	(50,000)
Purchase of Investment Securities Available-for-Sale	—	(7,001,000)
Principal Payments on Mortgage Backed Securities (CMOs)	4,463,000	2,895,000
Proceeds from Maturity of Investment Securities Held-to-Maturity	—	2,000,000
Proceeds from Maturity, Sale or Call of Investment Securities Available-for-Sale	2,000,000	8,789,000
Repayment (Purchase) of Federal Reserve Stock, FHLBB Stock and other bonds	43,000	(116,000)
Loan Originations, net of Principal Repayments	1,215,000	(12,165,000)
Purchases of Premises and Equipment	(30,000)	(23,000)

Net Cash Provided (Used) by Investing Activities	7,691,000	(5,671,000)

Cash Flows from Financing Activities:
(Decrease) Increase in Deposits	(10,146,000)	13,115,000
Advances from FHLBB	32,500,000	28,900,000
Repayment of FHLBB Advances	(25,500,000)	(17,000,000)
Reduction of Federal Funds Purchased	(3,000,000)	—
(Decrease) Increase of Securities Under Agreement to Repurchase	(2,109,000)	1,243,000

Net Cash (Used) Provided by Financing Activities	(8,255,000)	26,258,000

Net Change in Cash and Cash Equivalents	346,000	20,797,000
Cash and Cash Equivalents, Beginning of the Period	4,508,000	8,825,000

Cash and Cash Equivalents, End of the Period	$4,854,000	$29,622,000

Supplemental Disclosure of Cash Flow Information
Interest Paid	$3,248,000	$4,866,000

Taxes Paid	$62,000	$27,000

Transfer of Loans to OREO	$—	$879,000

See Notes to Unaudited Consolidated Financial Statements

CNB FINANCIAL CORP. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

1.    ORGANIZATION

CNB Financial Corp. is a bank holding company. Its wholly-owned subsidiary Commonwealth National Bank, N.A. (the “Bank”) is a nationally chartered bank operating primarily in Worcester County, Massachusetts. Commonwealth National Bank operates out of its main office at 33 Waldo Street, Worcester, Massachusetts and has two branch offices in Worcester, Massachusetts and one each in Shrewsbury, Northbridge and West Boylston, Massachusetts. Commonwealth National Bank is subject to competition from other financial institutions, including commercial banks, savings banks, credit unions and mortgage banking companies. CNB Financial is subject to the regulations of, and periodic examinations by, the Federal Reserve Board. Commonwealth National Bank is also subject to the regulations of, and periodic examinations by, the Office of the Comptroller of the Currency (the “OCC”) and the Federal Deposit Insurance Corporation (the “FDIC”). Deposits with Commonwealth National Bank are insured up to the FDIC maximum amounts including unlimited deposit insurance coverage for non-interest bearing deposit transaction accounts. Commonwealth National Bank is also participating in the FDIC Temporary Liquidity Guaranty Program.

CNB Financial created Commonwealth National Bank Statutory Trust I, an unconsolidated special purpose subsidiary of CNB Financial that was formed to facilitate the issuance of trust preferred securities to the public. Commonwealth National Bank has two subsidiaries, CNB Security Corporation (formed to buy, hold and or sell investment assets) and CNB Properties, LLC (formed to hold real estate assets acquired through foreclosure).

Company Formation

CNB Financial was formed on December 16, 2005 upon the reorganization of Commonwealth National Bank into a bank holding company structure. Commonwealth National Bank was organized as a national bank under the National Bank Act and received its charter to operate as a national bank from the OCC effective November 19, 2001.

In connection with the reorganization, the holders of common stock of Commonwealth National Bank received one share of common stock of CNB Financial in exchange for each share of common stock of Commonwealth National Bank. Outstanding certificates representing shares of common stock of Commonwealth National Bank now represent shares of the common stock of CNB Financial and such certificates may, but need not, be exchanged by the holders for new certificates for the appropriate number of shares of CNB Financial. The par value of CNB Financial’s common stock is $1 per share, and the par value of Commonwealth National Bank’s common stock is $5 per share. The holders of Bank options and warrants immediately prior to the reorganization received one option or warrant to acquire shares of the common stock of CNB Financial for each Bank option or warrant then held by them on the same terms and conditions.

2.    BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 2009, the results of operations for the three and six months ended June 30, 2009 and 2008 and cash flows for the six-month periods ended June 30, 2009 and 2008. These statements should be read in conjunction with the Consolidated Financial Statements included in CNB Financial’s Annual Report on Form 10-K for the year ended December 31, 2008. The consolidated financial statements include the accounts of CNB Financial and Commonwealth National Bank. All material inter-company transactions have been eliminated in consolidation. CNB Financial, as a separately incorporated bank holding company, has no significant operations other than serving as the sole stockholder of Commonwealth National Bank. Its commitments and debt service requirement, at June 30, 2009, consist of subordinated debentures, including accrued interest amounting to $7.7 million issued to the unconsolidated subsidiary, Commonwealth National Bank Statutory Trust I. Commonwealth National Bank Statutory Trust I is an unconsolidated special purpose subsidiary of CNB Financial that was formed to facilitate the issuance of trust preferred securities to the public. CNB Financial has one reportable operating segment. The results of operations for the six-month period ended June 30, 2009 are not necessarily indicative of the results to be expected for the full year. In connection with the preparation of the accompanying financial statements, CNB Financial has evaluated events and transactions through August 10, 2009, the date the consolidated financials were issued.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred, through a provision for loan losses charged to earnings. Losses are charged against the allowance when management believes the collectibility of principal is doubtful. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is based on management’s estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. There are inherent uncertainties with respect to the final outcome of loans and nonperforming loans. Because of these inherent uncertainties, actual losses may differ from the amounts reflected in these consolidated financial statements. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and its effect on borrowers, the size and composition of the loan portfolio, the amount of non-performing loans and classified assets, the performance of individual loans in relation to contract term, industry peer standards and estimated fair values of underlying collateral.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience for each loan type adjusted for qualitative factors.

Key elements of the above estimates, including assumptions used in independent appraisals, are dependent upon the economic conditions prevailing at the time of the estimates. Accordingly, uncertainty exists as to the final outcome of certain of the valuation judgments as a result of economic conditions in CNB Financial’s lending areas. The inherent uncertainties in the assumptions relative to projected sales prices or rental rates may result in the ultimate realization of amounts on certain loans that are significantly different from the amounts reflected in these consolidated financial statements.

A loan is considered impaired when, based on current information and events, it is probable that CNB Financial will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment, except for smaller balance homogeneous residential and consumer loans. These loans are evaluated in the aggregate, according to CNB Financial’s normal loan review process, which reviews overall credit evaluation, non-accrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral, if the loan is collateral-dependent. For collateral-dependent loans, the extent of impairment is the shortfall, if any, between the collateral value, less costs to dispose of such collateral, and the carrying value of the loan. Loans on non-accrual status and restructured troubled debts are considered to be impaired.

Income Taxes

CNB Financial records income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary difference between the accounting bases and the tax bases of CNB Financial’s assets and liabilities. Deferred taxes are measured using enacted tax rates that are expected to be in effect when the amounts related to such temporary differences are realized or settled. A valuation allowance is established against deferred tax assets when, based upon the available evidence, management believes it is more likely than not that some or all of the deferred tax assets will not be realized. CNB Financial accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes.

CNB Financial and its subsidiaries file a consolidated federal income tax return in the United States and separate income tax returns in Massachusetts. CNB Financial’s federal and state income tax returns filed for 2003 and prior are no longer subject to examination by the federal or state jurisdictions.

Recent Accounting Pronouncements

FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 became effective on January 1, 2009 and did not impact the financial statements because no restricted shares have been issued under CNB Financial’s Equity Incentive Plan.

In May 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 165, Subsequent Events (“SFAS No. 165”). This statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009 and had no effect on the financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets (“SFAS No 166”). This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this pronouncement is not expected to have a material impact on CNB Financial’s consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”). This Statement amends certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this pronouncement is not expected to have a material impact on CNB Financial’s consolidated financial statements.

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”). SFAS 168 will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. SFAS 168 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. SFAS 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009. This pronouncement will have no impact on CNB Financial’s financial statements. However, all future references to authoritative accounting literature will be references in accordance with SFAS 168.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP 157-4 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. FSP 157-4 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. FSP 157-4 also amended SFAS 157, “Fair Value Measurements,” to expand certain disclosure requirements. FSP 157-4 is effective for interim periods beginning after March 15, 2009. CNB Financial adopted FAS 157-4 as of April 1, 2009 and the adoption did not significantly impact CNB Financial’s financial statements.

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP 115-2 and 124-2 (i) changes existing guidance for determining whether an impairment to debt securities is other than temporary and (ii) replaces the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under FSP 115-2 and 124-2, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. FSP 115-2 and 124-2 is effective for interim periods beginning after March 15, 2009. CNB Financial adopted FAS 115-2 and FAS124-2 as of April 1, 2009 and the adoption did not significantly impact CNB Financial’s financial statements.

FSP SFAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. FSP 107-1 and APB 28-1 amends SFAS 107, Disclosures about Fair Value of Financial Instruments, to require an entity to provide disclosures about fair value of financial instruments in interim financial information and amends Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. Under FSP 107-1 and APB 28-1, a publicly traded company shall include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose, in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position, as required by SFAS 107. CNB Financial adopted FSP 107-1 and APB 28-1 as of April 1, 2009 and the required disclosures are in Note 9.

4.    INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available-for-sale and held-to-maturity, with gross unrealized gains and losses, at June 30, 2009 are as follows:

	Amortized cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale:
Debt securities:
GSE mortgage-backed	$20,392,000	$1,012,000	$(2,000)	$21,402,000
Private Issue mortgage-backed securities	5,117,000	—	(334,000)	4,783,000

	$25,509,000	$1,012,000	$(336,000)	$26,185,000

Securities Held-to-Maturity:
Debt securities:
Municipal	$5,372,000	$47,000	$(111,000)	$5,308,000
GSE mortgage-backed	1,775,000	62,000	—	1,837,000
Private Issue mortgage-backed securities	954,000		(49,000)	905,000
Other bonds and obligations	150,000	—		150,000

	$8,251,000	$109,000	$(160,000)	$8,200,000

Total Investment Securities	$33,760,000	$1,121,000	$(496,000)	$34,385,000

The amortized cost and fair value of investment securities available-for-sale and held-to-maturity, with gross unrealized gains and losses, at December 31, 2008 are as follows:

	Amortized cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale:
Debt securities:
Government–sponsored enterprises (GSE)	$1,888,000	$113,000	$—	$2,001,000
GSE mortgage-backed	23,329,000	819,000	(48,000)	24,100,000
Private Issue mortgage-backed securities	5,915,000	—	(702,000)	5,213,000

	$31,132,000	$932,000	$(750,000)	$31,314,000

Securities Held-to-Maturity:
Debt securities:
Municipal	$5,372,000	$30,000	$(118,000)	$5,284,000
GSE mortgage-backed	2,121,000	36,000	—	2,157,000
Private Issue mortgage-backed securities	1,307,000		(100,000)	1,207,000
Other bonds and obligations	150,000	—		150,000

	$8,950,000	$66,000	$(218,000)	$8,798,000

Total Investment Securities	$40,082,000	$998,000	$(968,000)	$40,112,000

The amortized cost and estimated fair value of debt securities by contractual maturity at June 30, 2009 is as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage backed securities amortize monthly.

	Available for Sale		Held to Maturity
	Amortized cost	Fair Value	Amortized cost	Fair Value
Over 1 year to 5 years	$—	$—	$150	$150
Over 5 years to 10 years	—	—	330	333
Over 10 years	—	—	5,042	4,975

Total bonds and obligations	—	—	5,522	5,458
Mortgage-backed	25,509	26,185	2,729	2,742

Total debt securities	$25,509	$26,185	$8,251	$8,200

The following chart reflects the gross unrealized loss and fair value of CNB Financial’s securities with unrealized losses that are not deemed to be other-than-temporarily impaired at June 30, 2009 and December 31, 2008.

	June 30, 2009
	Less than 12 Months		12 Months or Longer		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)
GSE mortgage-backed	$367	$(2)	$—	$—	$367	$(2)
Private issue mortgage-backed securities	2,221	(73)	3,468	(310)	5,689	(383)
Municipals	1,778	(19)	1,391	(92)	3,169	(111)

Total Temporarily Impaired Securities	$4,366	$(94)	$4,859	$(402)	$9,225	$(496)

	December 31, 2008
	Less than 12 Months		12 Months or Longer		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)
GSE mortgage-backed	$1,254	$(48)	$—	$—	$1,254	$(48)
Private issue mortgage-backed securities	4,097	(478)	2,323	(324)	6,420	(802)
Municipals	2,791	(117)	298	(1)	3,089	(118)

Total Temporarily Impaired Securities	$8,142	$(643)	$2,621	$(325)	$10,763	$(968)

The following table shows the number and percentage of depreciation of investment securities in a loss position as of June 30, 2009.

	Number of Securities	Amortized Cost	Gross Unrealized Losses	% of Depreciation
GSE mortgage-backed	1	$369,000	$(2,000)	0.5%
Private issue mortgage-backed securities	4	6,072,000	(383,000)	6.3%
Municipals	12	3,280,000	(111,000)	3.4%

	17	$9,721,000	$(496,000)	5.1%

The unrealized losses on CNB Financial’s investment in municipal bonds and mortgage-backed securities issued by the U.S. government and government-sponsored enterprises were generally caused by interest rate changes. These investments are guaranteed by the U.S. Government or an agency thereof. Accordingly, it is expected that the securities would not be settled at a price less than the par value of the investment. Because the decline in market value is attributable to changes in interest rates and not to credit quality, and because CNB

Financial does not have the intent to sell the securities, and it is more likely than not it will not have to sell the securities before recovery of its cost basis, CNB Financial does not consider these investments to be other-than-temporarily impaired at June 30, 2009.

The unrealized losses on CNB Financial’s investment in mortgage-backed securities issued by certain private entities are primarily caused by (a) a general lack of liquidity in the market for these securities and (b) recent downgrades in certain levels of these securities by several industry analysts. The contractual terms of these investments do not permit the issuers to settle the security at a price less than the par value of the investment. At June 30, 2009, one of these securities with book value $1,524,000 and fair value $1,361,000 had a long-term credit rating of Ba1, which is one level below investment grade, and all other securities were investment grade. CNB Financial currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments based on the current credit statistics of the underlying collateral and the level of credit support available to absorb losses. Management monitors these securities quarterly and performs individual impairment testing on securities with adverse agency ratings and significant unrealized losses. Therefore, it is expected that the bonds would not be ultimately settled at a price less than the par value of the investment. Because CNB Financial does not have the intent to sell the securities, and it is more likely than not it will not have to sell the securities before recovery of its cost basis, it does not consider these investments to be other-than-temporarily impaired at June 30, 2009.

During the first half of 2009, CNB Financial had one available-for-sale investment security, which was originally purchased at a discount, called at par resulting in proceeds of $2.0 million and a gain of $108,000. During the six months ended June 30, 2008, CNB Financial sold two available-for-sale investment securities resulting in proceeds of $3.8 million and gains of $184,000.

5.    LOANS

Major classifications of loans at June 30, 2009 and December 31, 2008 follow:

	June 30, 2009	December 31, 2008
Commercial and Industrial	$50,122,000	$53,389,000
Commercial Real Estate	151,555,000	152,080,000
Residential Real Estate	23,391,000	24,001,000
Consumer	16,043,000	12,926,000

Total loans	241,111,000	242,396,000
Less: Allowance for Loan Losses	(3,132,000)	(2,873,000)

Total loans, net	$237,979,000	$239,523,000

Commonwealth National Bank’s lending activities are conducted principally in Worcester County, Massachusetts. Commonwealth National Bank originates commercial real estate loans, commercial loans, commercial construction loans, commercial lines of credit, consumer loans and residential real estate loans. Net deferred costs totaled $299,000 and $321,000 at June 30, 2009 and December 31, 2008, respectively.

CNB Financial grants commercial and residential mortgages, construction loans and commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans and commercial mortgages throughout Worcester County, Massachusetts. The ability of CNB Financial’s debtors to honor their contracts is dependent upon the real estate values and general economic conditions in this area. Commercial real estate, including commercial construction loans, represents 64% of the total loan portfolio at June 30, 2009.

A summary of changes in the allowance for loan losses for the six-month periods ended June 30, 2009 and 2008 follows:

	2009	2008
Balance, Beginning of Year	$2,873,000	$2,844,000
Provision for loan losses	300,000	284,000
Recoveries	26,000	1,000
Less: Loans charged-off	(68,000)	(212,000)

Balance as of June 30,	$3,132,000	$2,917,000

As of June 30, 2009 and December 31, 2008, CNB Financial’s recorded investment in impaired loans and the related valuation allowance was as follows:

	June 30, 2009		December 31, 2008
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Impaired Loans:
Valuation Allowance Required	$1,817,000	$120,000	$166,000	$18,000
No Valuation Allowance Required	1,334,000	—	3,312,000	—

	$3,151,000	$120,000	$3,478,000	$18,000

The valuation allowance on impaired loans is included in the allowance for loan losses on the consolidated balance sheets. At June 30, 2009 and December 31, 2008, no loans accruing interest were past due 90 days or more and $3.2 million and $3.5 million, respectively, of loans were on non-accrual status.

6.    STOCK-BASED PLANS

Stock Option Plan

On November 6, 2001, the shareholders’ voted to approve Commonwealth National Bank’s 2001 Stock Option Plan (the “Plan”) for employees and directors of Commonwealth National Bank. The Compensation Committee of the board of directors administers the Plan (as amended on May 19, 2005 and March 22, 2007), which has authorized 400,000 shares for grant. Both incentive stock options and non-qualified stock options may be granted under the Plan. The authorization of grants, the determination of number of shares to be granted, the exercise date and the option price of each award will be determined by the Compensation Committee of the board of directors on the date of grant. The options vest annually at a rate of 25% over a four-year period and will expire on the tenth anniversary of the grant date.

Upon the reorganization of Commonwealth National Bank into a holding company structure, the Plan was assumed and restated by CNB Financial on the same terms and conditions as Commonwealth National Bank’s Plan. All shares of common stock of Commonwealth National Bank under the Plan which remained available on the date of reorganization for issuance of options were converted into the same number of shares of common stock of CNB Financial and are available for future option grants made by CNB Financial. Any options thereafter granted pursuant to the Plan shall be options granted by CNB Financial and shall relate to the common stock of CNB Financial. There were no stock options, or stock awards, granted during the six months ended June 30, 2009.

7.    WEIGHTED AVERAGE SHARES – BASIC AND DILUTED

A reconciliation of the weighted-average shares used in the basic and diluted earnings per common share computations for the three and six month periods ended June 30, 2009 and 2008 is presented below:

	Three Months Ended June 30,
	2009	2008
Weighted-average shares outstanding:
Weighted-average shares outstanding—Basic	2,283,000	2,283,000
Dilutive securities	—	—

Weighted-average shares outstanding—Diluted	2,283,000	2,283,000

	Six Months Ended June 30,
	2009	2008
Weighted-average shares outstanding:
Weighted-average shares outstanding—Basic	2,283,000	2,283,000
Dilutive securities	—	—

Weighted-average shares outstanding—Diluted	2,283,000	2,283,000

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Options with an exercise price in excess of the average market value of CNB Financial’s common stock during the period have been excluded from the calculation as their effect would be antidilutive. Stock options and warrants totaling 449,000 and 380,000 were excluded from the diluted earnings per share calculation at June 30, 2009 and 2008 respectively, as their effect would have been anitdilutive.

8.    LOAN COMMITMENTS

Financial instruments with off-balance-sheet risk at June 30, 2009 follow:

Commitments whose contract amounts represent credit risk–
Commitments to originate loans	$5,826,000
Unadvanced Loan Proceeds	10,038,000
Unused lines of credit	16,778,000
Secured commercial lines of credit	33,792,000
Letters of Credit	2,386,000

9.    FAIR VALUES OF ASSETS AND LIABILITIES

CNB Financial groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following methods and assumptions were used by CNB Financial in estimating fair value disclosures:

Cash and cash equivalents – The carrying amounts of cash and short-term instruments approximate fair values based on the short-term nature of the assets.

Interest-bearing deposits in banks – The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current market rates for similar types of deposits.

Investment Securities – The securities measured at fair value in Level 1 are based on quoted market prices in an active exchange market. These securities include marketable equity securities and U.S. Government and federal agency securities. Securities measured at fair value in Level 2 are based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. These securities include government-sponsored enterprise obligations, FHLMC and FNMA bonds, corporate bonds and mortgage-backed securities. The fair value of Federal Home Loan Bank of Boston stock and the Federal Reserve Bank of Boston stock are equal to cost, since there is no market for these instruments and they are redeemable at par. There is currently a moratorium on the redemption of Federal Home Loan Bank of Boston stock.

Loans receivable – For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities – The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings – For short-term borrowings maturing within ninety days, carrying values approximate to fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Long-term borrowings – The fair values of CNB Financial’s long-term borrowings are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Accrued interest – The carrying amounts of accrued interest approximate fair value.

Subordinated Debentures – The fair value of subordinated debentures approximates book value due to the three-month repricing nature of these instruments.

Commitments to Extend Credit and Commercial and Standby Letters of Credit- The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of financial commercial and standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties. The fair value of these fees at June 30,2009 and December 31, 2008 was immaterial to the consolidated financial statements as a whole.

Off-balance sheet credit-related instruments – Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Assets and liabilities measured at fair value on a recurring basis are summarized below as of June 30, 2009:

	Level 1	Level 2	Level 3	Asset/Liabilities at Fair Value

Assets
Securities available-for-sale	$—	$26,185,000	$—	$26,185,000

Total Assets	$—	$26,185,000	$—	$26,185,000

Assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31, 2008:

	Level 1	Level 2	Level 3	Asset/Liabilities at Fair Value

Assets
Securities available for sale	$—	$31,314,000	$—	$31,314,000

Total Assets	$—	$31,314,000	$—	$31,314,000

At June 30, 2009 and December 31, 2008, there were no liabilities valued at fair value.

CNB Financial may be required, from time to time, to measure certain other financial assets on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of June 30, 2009 and 2008.

	Level 1	Level 2	Level 3	Three months ended June 30, 2009 Total Gains/ (Losses)	Six-months ended June 30, 2009 Total Gains/ (Losses)

Assets
Impaired Loans	$—	$—	$2,020,000	$—	$—

Total Assets	$—	$—	$2,020,000	$—	$—

	Level 1	Level 2	Level 3	Three months ended June 30, 2008 Total Gains/ (Losses)	Six-months ended June 30, 2008 Total Gains/ (Losses)

Assets
Impaired Loans	$—	$—	$271,000	$—	$(44,000)

Total Assets	$—	$—	$271,000	$—	$(44,000)

The amount of loans represents the carrying value and related write-downs of impaired loans for which adjustments are based on the estimated value of the collateral. Determination of the fair value of level 3 items in the above table included management’s consideration of the value of loan collateral such as accounts receivable (discounted for the probability of collection), and equipment, (estimating the equipment value at the time of a potential sale) plus the value of underlying personal guarantees of principals of the borrowing entities. During the six months ended June 30, 2009, no loans were adjusted to fair value

Summary of Fair Values of Financial Instruments

The estimated fair values and related carrying or notional amounts of CNB Financial’s financial instruments are as follows at June 30, 2009 and December 31, 2008. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented herein may not necessarily represent the underlying fair value of CNB Financial.

	June 30, 2009		December 31, 2008
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and Cash Equivalents	$4,854	$4,854	$4,508	$4,508
Securities Available-for-Sale	26,185	26,185	31,314	31,314
Securities Held-to-Maturity	8,251	8,200	8,950	8,798
Federal Reserve Bank Stock	743	743	786	786
Federal Home Loan Bank Stock	3,143	3,143	3,143	3,143
Loans, Net	237,979	239,556	239,523	240,642
Accrued Interest Receivable	881	881	977	977

Financial Liabilities
Deposits:
Demand Deposits	26,064	26,064	26,904	26,155
Savings and NOW Accounts	55,210	55,210	49,788	48,728
Certificates of Deposit	105,145	105,973	119,873	120,790
Federal Home Loan Bank of Boston Advances	62,650	64,912	55,650	56,788
Federal Funds Purchased	—	—	3,000	3,000
Securities Under Agreements to Repurchase	8,926	8,926	11,035	11,035
Subordinated Debentures	7,732	7,732	7,732	7,732
Accrued Interest Payable	544	544	795	795

10.    MINIMUM REGULATORY CAPITAL REQUIREMENTS

CNB Financial and Commonwealth National Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on CNB Financial’s consolidated financial statements and Commonwealth National Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for Prompt Corrective Action (“PCA”), CNB Financial and Commonwealth National Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Commonwealth National Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. As of June 30, 2009, CNB Financial and Commonwealth National Bank met all capital adequacy requirements to which they are subject.

Quantitative measures established by regulation to ensure capital adequacy require CNB Financial and Commonwealth National Bank to maintain minimum amounts and ratios of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The minimum ratios necessary for Commonwealth National Bank to be categorized as “Well-Capitalized” are also reflected in the table below. At June 30, 2009, Commonwealth National Bank was categorized as “Well Capitalized” as defined by federal regulations. There are no conditions or events since the last filing with the FDIC that management believes have changed Commonwealth National Bank’s category.

June 30, 2009:

	Company		Bank		Minimum Capital Requirements	For Bank to be “Well Capitalized” under PCA provisions
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio
Leverage Ratio	$24,891	8.55%	$23,994	8.25%	4.00%	5.00%
Tier 1 risk-based ratio	24,891	10.59%	23,994	10.22%	4.00%	6.00%
Total risk-based ratio	29,097	12.38%	26,931	11.47%	8.00%	10.00%

A reconciliation of CNB Financial’s year-end total stockholders’ equity to Commonwealth National Bank’s regulatory capital is as follows:

	June 30, 2009
	Consolidated	Bank
Total Stockholders’ Equity	$20,029	$20,029
Adjustments for Tier 1 capital:
Holding company equity adjustment		5,334
Net unrealized (gains) on available-for-sale securities, net of tax	(430)	(430)
Allowable subordinated debt	6,231	—
Disallowed deferred tax asset	(939)	(939)

Total Tier 1	24,891	23,994

Adjustments for total capital:
Excess subordinated debt	1,269	—
Includable allowances for loan and commitment losses	2,937	2,937

Total Capital for Regulatory Reporting	$29,097	$26,931

11.    AGREEMENT AND PLAN OF MERGER

On June 25, 2009, CNB Financial and United Financial Bancorp, Inc., the parent company of United Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which CNB Financial will merge with and into United Financial Bancorp, Inc. Concurrent with the merger, it is expected that Commonwealth National Bank will merge with and into United Bank.

Under the terms of the Merger Agreement, CNB Financial’s shareholders will have the opportunity to elect to receive either: (1) $10.75 per share in cash for each Company share; (2) 0.8257 United Financial shares for each Company share; or (3) a combination of United Financial common stock and cash, provided that the total cash consideration paid by United Financial to shareholders of CNB Financial equals 50% of the total merger consideration. All Company shareholder elections will be subject to the allocation and proration procedures set forth in the Merger Agreement.

In connection with CNB Financial’s determination to enter into the Merger Agreement, on June 25, 2009, Berkshire Hills Bancorp, Inc. and CNB Financial mutually agreed to terminate the Agreement and Plan of Merger between Berkshire Hills Bancorp, Inc. and CNB Financial (the “Berkshire Merger Agreement”). In accordance with the terms of the Berkshire Merger Agreement, Berkshire Hills Bancorp was paid a termination fee of $970,000. Under the terms of the Merger Agreement, the termination fee was paid by United Financial.

The merger agreement requires CNB Financial Corp. to pay United Financial Bancorp a fee of $1,227,000 if the merger agreement is terminated in certain circumstances that involve a competing offer. If circumstances exist requiring a termination fee to be paid to United Financial Bancorp or if United Financial Bancorp is unable to obtain regulatory approval for reason primarily attributable to CNB Financial Corp., then CNB Financial Corp. will reimburse United Financial Bancorp for its payment to Berkshire Hills Bancorp of a $970,000 termination fee.

The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by the shareholders of CNB Financial, and is intended to qualify as a tax free reorganization for federal income tax purposes, with shares of CNB Financial exchanged for United Financial Bancorp, Inc. shares on a tax free basis. The merger is currently expected to be completed in the fourth quarter of 2009.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CNB Financial Corp.:

We have audited the accompanying consolidated balance sheets of CNB Financial Corp. (“CNB Financial”) and its subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of CNB Financial’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Financial Corp. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management’s assertion about the effectiveness of CNB Financial’s internal control over financial reporting as of December 31, 2008, included in the accompanying Management’s Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

March 12, 2009

CNB FINANCIAL CORP. AND SUBSIDIARY

Consolidated Balance Sheets

As of December 31, 2008 and 2007

	2008	2007
ASSETS
Cash and Cash Equivalents	$4,508,000	$8,825,000

Investment Securities Available-for-Sale	31,314,000	45,597,000
Investment Securities Held To Maturity, (Fair Value of $8,798,000 as of December 31, 2008 and $11,720,000 as of December 31, 2007)	8,950,000	11,687,000

Federal Reserve Bank Stock	786,000	761,000
Federal Home Loan Bank Stock	3,143,000	3,052,000

Loans	242,396,000	217,321,000
Less-Allowance for Loan Losses	(2,873,000)	(2,844,000)

Loans, Net	239,523,000	214,477,000

Premises and Equipment, Net	2,107,000	2,378,000
Accrued Interest Receivable	977,000	1,100,000
Deferred Tax Asset	2,132,000	1,123,000
Other Real Estate Owned	879,000	—
Prepaid Expenses and Other Assets	840,000	494,000

	$295,159,000	$289,494,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Non Interest-bearing Deposits	$26,904,000	$29,219,000
Interest-bearing Deposits	$169,661,000	$173,019,000

Total Deposits	$196,565,000	$202,238,000
Federal Funds Purchased	3,000,000	—
Securities Under Agreement to Repurchase	11,035,000	7,214,000
Federal Home Loan Bank Advances	55,650,000	48,750,000
Subordinated Debentures	7,732,000	7,732,000
Accrued Expenses and Other Liabilities	1,638,000	2,407,000

Total Liabilities	275,620,000	268,341,000

Commitments and Contingencies (Note 12)
Stockholders’ Equity:
Common stock Par Value: $1.00 per share as of December 31, 2008 and 2007. Shares Authorized: 10,000,000 as of December 31, 2008 and 2007. Issued and Outstanding: 2,283,000 as of December 31, 2008 and 2007.	2,283,000	2,283,000
Additional Paid-in Capital	20,448,000	20,291,000
Accumulated Deficit	(3,321,000)	(1,754,000)
Accumulated Other Comprehensive Income	129,000	333,000

Total Stockholders’ Equity	19,539,000	21,153,000

	$295,159,000	$289,494,000

See accompanying notes to consolidated financial statements.

CNB FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Operations

For the Years December 31, 2008 and 2007

	2008	2007
Interest and Dividend Income:
Interest and Fees on Loans	$14,822,000	$15,535,000
Interest and Dividends on Investments	2,909,000	3,378,000

Total Interest and Dividend Income	17,731,000	18,913,000

Interest Expense:
Interest Expense on Deposits	5,050,000	7,254,000
Interest Expense on Borrowings	2,796,000	3,288,000

Total Interest Expense	7,846,000	10,542,000

Net Interest Income	9,885,000	8,371,000

Provision for Loan Losses	1,359,000	80,000

Net Interest Income, After Provision for Loan Losses	8,526,000	8,291,000

Non-Interest Income (Loss):
Fees on Deposit Accounts	232,000	208,000
Loan Related Fees	87,000	153,000
Other	168,000	102,000
Investment Security Gains	238,000	—
Impairment Loss on Preferred Equity Securities	(3,018,000)	—

Total Non-Interest Income (Loss)	(2,293,000)	463,000

Non-Interest Expenses:
Employee Compensation and Benefits	4,786,000	4,391,000
Occupancy and Equipment	1,295,000	1,359,000
Professional Fees	932,000	705,000
Marketing and Public Relations	190,000	299,000
Data Processing Expenses	550,000	464,000
Other General and Administrative Expenses	917,000	960,000

Total Non-Interest Expenses	8,670,000	8,178,000

(Loss) Income Before Income Taxes	(2,437,000)	576,000

Income Tax (Benefit) Expense	(870,000)	179,000

Net (Loss) Income	$(1,567,000)	$397,000

Net (Loss) Income per Basic Share	$(0.69)	$0.17
Net (Loss) Income per Diluted Share	$(0.69)	$0.17
Weighted Average Shares—Basic	2,283,000	2,283,000
Weighted Average Shares—Diluted	2,283,000	2,294,000

See accompanying notes to consolidated financial statements.

CNB FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Par Value
Balance, December 31, 2006	2,283,000	$2,283,000	$20,154,000	$(2,151,000)	$(115,000)	$20,171,000

Net Income				397,000	—	397,000
Other Comprehensive Income
Unrealized Gains on Securities Available-for-Sale, net of Deferred Taxes of $279,000					448,000	448,000

Total Comprehensive Income						845,000
Share-Based Compensation			137,000			137,000

Balance, December 31, 2007	2,283,000	$2,283,000	$20,291,000	$(1,754,000)	$333,000	$21,153,000

Net Loss				(1,567,000)		(1,567,000)
Other Comprehensive Loss
Unrealized Losses on Securities Available-for-Sale, net of Deferred Tax Benefits of $115,000 and reclassification adjustment for gains of $ 238,000 realized in income					(204,000)	(204,000)

Total Comprehensive Loss						(1,771,000)
Share-based Compensation			157,000			157,000

Balance, December 31, 2008	2,283,000	$2,283,000	$20,448,000	$(3,321,000)	$129,000	$19,539,000

See accompanying notes to consolidated financial statements.

CNB FINANCIAL CORP.

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities:
Net (Loss) Income	$(1,567,000)	$397,000
Adjustments to reconcile Net (Loss) Income to Net Cash Provided by Operating Activities:
Share-Based Compensation	157,000	137,000
Provision for Loan Losses	1,359,000	80,000
Increase in net Deferred Loan Costs	(1,000)	(30,000)
Depreciation, Amortization of Premiums and Accretion of Discounts on Securities	253,000	298,000
Deferred Tax (Benefit) Expense	(898,000)	151,000
Impaired Loss on Preferred Equity Securities	3,018,000	—
Gain on Sale of Securities Available for Sale	(238,000)	—
Changes in:
Accrued Interest Receivable	123,000	197,000
Other Assets	(346,000)	37,000

Accrued Expenses and Other Liabilities	(769,000)	(551,000)

Net Cash Provided by Operating Activities	1,091,000	716,000

Cash Flows from Investing Activities:
Purchases of Investment Securities Held-to-Maturity	(50,000)	(2,071,000)
Purchases of Investment Securities Available-for-Sale	(9,016,000)	(2,999,000)
Principal Payments on Mortgage Backed Securities (CMOs)	5,105,000	5,708,000
Proceeds from Maturity (Call) of Investment Securities Held-to-Maturity	2,000,000	2,000,000
Proceeds from Maturity (Call) of Investment Securities Available-for-Sale	11,165,000	8,000,000
Sale of Securities Available-for-Sale	4,795,000	—
Purchase of Federal Reserve Stock and FHLBB Stock	(116,000)	(43,000)
Loan Originations, Net of Principal Repayments	(27,283,000)	(16,666,000)
Purchases of Premises and Equipment	(56,000)	(255,000)

Net Cash Used in Investing Activities	(13,456,000)	(6,326,000)

Cash Flows from Financing Activities:
Advances from FHLBB	36,900,000	86,847,000
Repayment of FHLBB Advances	(30,000,000)	(90,347,000)
Net Increase (decrease) in Federal Funds Purchased	3,000,000	(500,000)
Securities Under Agreement to Repurchase	3,821,000	1,268,000
Net (Decrease) Increase in Deposits	(5,673,000)	10,431,000

Net Cash Provided by Financing Activities	8,048,000	7,699,000

Net Increase (Decrease) in Cash and Cash Equivalents	(4,317,000)	2,089,000

Cash and Cash Equivalents, Beginning of the Period	8,825,000	6,736,000

Cash and Cash Equivalents, End of the Period	$4,508,000	$8,825,000

Supplemental Disclosure of Cash Flow Information
Interest Paid	$8,700,000	$11,150,000

Taxes Paid	$163,000	$45,000

Transfer of Loans to OREO	$879,000	$—

See accompanying notes to consolidated financial statements.

CNB FINANCIAL CORP. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(1)	ORGANIZATION

CNB Financial Corp. (the “Company”) is a bank holding company. Its wholly-owned subsidiary Commonwealth National Bank, N.A. (the “Bank”) is a nationally chartered bank operating primarily in Worcester County, Massachusetts. Commonwealth National Bank operates out of its main office at 33 Waldo Street, Worcester, Massachusetts and has two branch offices in Worcester, Massachusetts and one each in Shrewsbury, Northbridge and West Boylston, Massachusetts. Commonwealth National Bank is subject to competition from other financial institutions, including commercial banks, savings banks, credit unions and mortgage banking companies. CNB Financial is subject to the regulations of, and periodic examinations by, the Federal Reserve Board. Commonwealth National Bank is also subject to the regulations of, and periodic examinations by, the Office of the Comptroller of the Currency (the “OCC”) and the Federal Deposit Insurance Corporation (the “FDIC”). Deposits with Commonwealth National Bank are insured up to the FDIC maximum amounts including unlimited deposit insurance coverage for non-interest bearing deposit transaction accounts. Commonwealth National Bank is also participating in the FDIC Temporary Liquidity Guaranty Program. CNB Financial created Commonwealth National Bank Statutory Trust I, an unconsolidated special purpose subsidiary of CNB Financial that was formed to facilitate the issuance of trust preferred securities to the public. Commonwealth National Bank has two subsidiaries, CNB Security Corporation (formed to buy, hold and or sell investment assets) and CNB Properties, LLC (formed to hold real estate assets acquired through foreclosure).

Company Formation

CNB Financial was formed on December 16, 2005 upon the reorganization of Commonwealth National Bank into a bank holding company structure. Commonwealth National Bank was organized as a national bank under the National Bank Act and received its charter to operate as a national bank from the OCC effective November 19, 2001.

In connection with the reorganization, the holders of common stock of Commonwealth National Bank received one share of common stock of CNB Financial in exchange for each share of common stock of Commonwealth National Bank. Outstanding certificates representing shares of common stock of Commonwealth National Bank now represent shares of common stock of CNB Financial and such certificates may, but need not, be exchanged by the holders for new certificates for the appropriate number of shares of CNB Financial. The par value of CNB Financial’s common stock is $1 per share, and the par value of Commonwealth National Bank’s common stock is $5 per share. The holders of Bank options and warrants immediately prior to the reorganization received one option or warrant to acquire shares of the common stock of CNB Financial for each Bank option or warrant then held by them on the same terms and conditions.

(2)	BASIS OF PRESENTATION

The consolidated financial statements include the accounts of CNB Financial and Commonwealth National Bank. All material inter-company transactions have been eliminated in consolidation. CNB Financial, as a separately incorporated bank holding company, has no significant operations other than serving as the sole stockholder of Commonwealth National Bank. Its commitments and debt service requirement at December 31, 2008 consist of subordinated debentures, including accrued interest on $7.8 million of debentures issued to the unconsolidated subsidiary, Commonwealth National Bank Statutory Trust I. CNB Financial’s one reportable operating segment is Commonwealth National Bank.

(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those that relate to the determination of the allowance for loan losses, the recoverability of deferred tax assets, and other-than-temporary investment losses.

Significant Concentrations of Credit Risk

CNB Financial grants commercial and residential mortgages, construction loans and commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans and commercial mortgages throughout Worcester County, Massachusetts. The ability of CNB Financial’s debtors to honor their contracts is dependent upon the real estate values and general economic conditions in this area. Commercial real estate, including commercial construction loans, represents 63% and 59% of the total loan portfolio at December 31, 2008 and 2007, respectively.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash and cash equivalents consist of cash on hand and amounts due from banks, federal funds sold and securities purchased under the agreement to resell, all of which mature within ninety days of the date of purchase.

The bank is required to maintain average balances on hand or with the Federal Reserve Bank of Boston. At December 31, 2008 and 2007, these reserve balances amounted to $581,000 and $637,000, respectively.

Investment Securities

CNB Financial classifies certain of its investment securities as held-to-maturity, which are carried at amortized cost if CNB Financial has the positive intent and ability to hold such securities to maturity. Investments in debt securities that are not classified as held-to-maturity and equity securities that have readily determinable fair values are classified as available-for-sale or trading securities. Trading securities are investments purchased and held principally for the purpose of selling in the near term; available-for-sale securities are investments not classified as held-to-maturity or trading securities. Available-for-sale securities are carried at fair value, which is measured at each reporting date. The resulting unrealized gain or loss is reflected in accumulated other comprehensive income/loss net of the associated tax effect. Trading securities are also carried at fair value, with the gains and losses recognized through the statement of operations.

Any security that has experienced a decline in value, which management believes is deemed other than temporary, is reduced to its estimated fair value by a charge to operations. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of CNB Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses on security transactions are computed using the specific identification method. Amortization of premiums and discounts is included in interest and dividend income. Discounts and premiums related to debt securities are amortized using the effective interest rate method. CNB Financial did not have any derivative financial instruments as of December 31, 2008 or 2007.

Federal Home Loan Bank Stock

Commonwealth National Bank, as a member of the Federal Home Loan Bank (“FHLB”) system, is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock. CNB Financial reviews the impairment based on the ultimate recoverability of its cost basis in the FHLB stock. At December 31, 2008, no impairment has been recognized.

Loans

Loans are stated at the amount of unpaid principal, adjusted for the allowance for loan losses and net loan origination fees. Loan origination fees and certain direct loan origination costs are deferred and amortized as an adjustment to the related loan yield over the contractual life of the loan. When loans are sold or fully repaid, the unamortized fees and costs are recognized in operations.

Interest is not accrued on loans 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, (120 days for consumer installment loans) as defined below, are non-accruing. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred, through a provision for loan losses charged to earnings. Losses are charged against the allowance when management believes the collectability of principal is doubtful. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is based on management’s estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. There are inherent uncertainties with respect to the final outcome of loans and nonperforming loans. Because of these inherent uncertainties, actual losses may differ from the amounts estimated to occur. Factors considered in evaluating the adequacy of the allowance include previous loss experience, the size and composition of the loan portfolio, current economic conditions and its effect on borrowers, the performance of individual loans in relation to contract term, industry peer standards and estimated fair values of underlying collateral.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Key elements of the above estimates, including assumptions used in independent appraisals, are dependent upon the economic conditions prevailing at the time of the estimates. Accordingly, uncertainty exists as to the final outcome of certain of the valuation judgments as a result of economic conditions in CNB Financial’s lending areas. The inherent uncertainties in the assumptions relative to projected sales prices or rental rates may result in the ultimate realization of amounts on certain loans that are significantly different from the amounts reflected in these consolidated financial statements.

A loan is considered impaired when, based on current information and events, it is probable that CNB Financial will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment, except for smaller balance homogeneous residential and consumer loans. These loans are evaluated in the aggregate, according to CNB Financial’s normal loan review process, which reviews overall credit evaluation, non-accrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral, if the loan is collateral-dependent. For collateral-dependent loans, the extent of impairment is the shortfall, if any, between the collateral value, less costs to dispose of such collateral, and the carrying value of the loan. Loans on non-accrual status and restructured troubled debts are considered to be impaired.

Credit Related Financial Instruments

In the ordinary course of business, CNB Financial enters into commitments to extend credit. Such financial instruments are generally recorded as assets when they are funded.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less cost to sell, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Premises and Equipment

Buildings, leasehold improvements, furniture, fixtures, software, computers and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the asset. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the estimated useful lives of the assets or the related lease term. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from CNB Financial, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) CNB Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Impairment of Long-Lived Assets

CNB Financial reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. CNB Financial evaluates the recoverability of its carrying amounts of long-lived assets based on estimated cash flows to be generated by each of such assets. To the extent impairment is identified, CNB Financial reduces the carrying value of such assets.

Income Taxes

CNB Financial records income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary difference between the accounting bases and the tax bases of CNB Financial’s assets and liabilities. Deferred taxes are measured using enacted tax rates that are expected to be in effect when the amounts related to such temporary differences are realized or settled. A valuation allowance is established against deferred tax assets when, based upon the available evidence, management believes it is more likely than not that some or all of the deferred tax assets will not be realized. CNB Financial accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes.

CNB Financial and its subsidiaries file a consolidated federal income tax return in the United States and separate income tax returns in Massachusetts. CNB Financial’s federal and state income tax returns filed for 2003 and prior are no longer subject to examination by the federal or state jurisdictions.

Advertising Costs

Advertising costs are charged to earnings when incurred.

Share-Based Payment

Compensation cost is recognized for stock options and restricted stock awards based on the estimated fair value of the options on the date of grant using the National Economic Research Associates, Inc. employee stock option pricing model. The fair value of restricted stock and stock options is determined on the date of grant and amortized to compensation expense, with a corresponding increase in additional paid-in-capital, on a straight-line basis over the required service period, generally defined as the vesting period for stock option awards.

Earnings Per Share

The calculation of basic earnings per share is based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect additional common shares that would have been dilutive if potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by CNB Financial related to outstanding stock options and warrants, and are determined using the treasury stock method.

	2008	2007
Net (Loss) Income	$(1,567,000)	$397,000
Weighted Average Shares
Basic Shares	2,283,000	2,283,000
Effect of Dilution	—	11,000

Diluted Shares	2,283,000	2,294,000

Net Income Per Share

Basic EPS	$(0.69)	$0.17
Effect of Dilution	—	—

Diluted EPS	$(0.69)	$0.17

Outstanding stock options and warrants with exercise prices greater than the average price per common share are anti-dilutive and are not included in the computation of dilutive earnings per share. The number of anti-dilutive options and warrants was 449,395 and 380,390 at December 31, 2008 and 2007, respectively.

Comprehensive Income / Loss

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. Emphasis is placed on fair value being a market-based measurement, not an entity-specific measurement, and therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering these market participant assumptions, a fair value hierarchy has been established to distinguish between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). In February 2008, the FASB issued a Staff Position which delays the effective date of Statement No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. CNB Financial adopted this statement, except for items covered by the Staff Position, as of January 1, 2008 and the adoption did not have a material impact on the consolidated financial statements.

In October, 2008, the FASB issued FASB Staff Position No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective immediately upon issuance, and includes prior periods for which financial statements have not been issued. CNB Financial applied the guidance contained in FSP 157-3 in determining fair values at December 31, 2008, and it did not have a material impact on the consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may generally be applied instrument by instrument and is irrevocable. This Statement was adopted by CNB Financial on January 1, 2008 and did not have a material impact on CNB Financial’s consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“Statement No. 141(R)”). Statement No. 141(R) establishes principles and requirements for how the acquirer in a business combination recognizes and measures identifiable assets acquired, liabilities assumed, and non-controlling interests in the acquiree. Statement No. 141(R) further addresses how goodwill acquired or a gain from a bargain purchase is to be recognized and measured and determines what disclosures are needed to enable users of the financial statements to evaluate the effects of the business combination. Statement No. 141(R) is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is not permitted.

In January 2009, the FASB issued FASB Staff Position No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP 99-20-1”). FSP 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, “ to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and other related guidance. FSP 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008. CNB Financial adopted this FSP at December 31, 2008 and it did not have a material impact on the consolidated financial statements.

(4)	INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available-for-sale and held-to-maturity by contractual maturity, with gross unrealized gains and losses, at December 31, 2008 and 2007 are shown below. Expected maturities may differ from contractual maturities because issuers of these securities may have the right to call or prepay obligations with or without call or prepayment penalties.

		2008
	Amortized cost	Unrealized		Fair Value
		Gains	Losses
Available-for-sale:
Government Sponsored Enterprises
Due within one year	$1,888,000	$113,000	$—	$2,001,000
Mortgage-backed Securities (including CMOs)
Due after five years through ten years	5,119,000	100,000	—	5,219,000
Due after ten years	24,125,000	719,000	(750,000)	24,094,000

	$31,132,000	$932,000	$(750,000)	$31,314,000

Held-to-maturity:
Mortgage-backed Securities (including CMOs)
Due after five years through ten years	$3,428,000	$36,000	$(100,000)	$3,364,000
Municipals
Due within one year	1,103,000	7,000	(1,000)	1,109,000
Due after five years through ten years	4,269,000	23,000	(117,000)	4,175,000
Other Bonds
Due after one year through five years	150,000	—	—	150,000

	$8,950,000	$66,000	$(218,000)	$8,798,000

Total Investment Securities	$40,082,000	$998,000	$(968,000)	$40,112,000

		2007
	Amortized cost	Unrealized		Fair Value
		Gains	Losses
Available-for-sale:
Government Sponsored Enterprises
Due within one year	$4,999,000	$—	$(9,000)	$4,990,000
Due after one year through five years	4,164,000	18,000	(7,000)	4,175,000
Due after five years through ten years	941,000	55,000	—	996,000
Due after ten years	3,876,000	131,000	—	4,007,000
Mortgage-backed Securities (including CMOs)
Due within one year	1,729,000	12,000	(3,000)	1,738,000
Due after five years through ten years	2,911,000		(45,000)	2,866,000
Due after ten years	26,476,000	476,000	(127,000)	26,825,000

	$45,096,000	$692,000	$(191,000)	$45,597,000

Held-to-maturity:
Government Sponsored Enterprises
Due within one year	$2,000,000	$—	$(3,000)	$1,997,000
Mortgage-backed Securities (including CMOs)
Due after five years through ten years	3,017,000	15,000	(7,000)	3,025,000
Due after ten years	1,197,000	—	(7,000)	1,190,000
Municipals
Due after five years through ten years	330,000	3,000	—	333,000
Due after ten years	5,043,000	42,000	(10,000)	5,075,000
Other Bonds
Due after one year through five years	100,000	—	—	100,000

	$11,687,000	$60,000	$(27,000)	$11,720,000

Total Investment Securities	$56,783,000	$752,000	$(218,000)	$57,317,000

At December 31, 2008 and 2007, mortgage-backed securities include privately-issued collateralized mortgage obligations with an aggregate book value of $7,222,000 and $6,230,000, respectively and fair value of $6,420,000 and $6,151,000, respectively.

At December 31, 2008 and 2007, Commonwealth National Bank had callable investment securities of $0 and $11,040,000, respectively, in the available-for-sale category and $5,372,000 and $3,999,000, respectively, in the held-to-maturity category.

At December 31, 2008 and 2007, investment securities carried at amortized cost of $34,559,000 and $42,659,000, respectively, (fair value of $34,678,000 and $43,183,000, respectively), were pledged to secure public deposits and for other purposes required or permitted by law.

During the third quarter of 2008, a non-cash pre-tax impairment loss of $3,018,000 was recognized on preferred stock issued by Federal National Mortgage Association (FNMA or Fannie Mae) and Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac) as a result of both institutions being placed in conservatorship by the United States Treasury. Federal legislation became law on October 3, 2008 which allowed CNB Financial to treat the loss as an ordinary loss for tax purposes and recognize the tax impact of $1.0 million during the fourth quarter of 2008.

Commonwealth National Bank is a member of the Federal Home Loan Bank of Boston (the “FHLBB”) and is required to invest in $100 par value stock of the FHLBB. Commonwealth National Bank must invest in FHLBB stock in an amount equal to 0.35% of certain assets of Commonwealth National Bank (a minimum of $500) plus between 4.0% and 4.5% of Commonwealth National Bank’s outstanding FHLBB advances (depending upon the term of each advance) and other activity with the FHLBB. As and when such stock is redeemed, Commonwealth National Bank will receive an amount equal to the par value of the stock. At December 31, 2008, $55,650,000 of advances from the FHLBB were outstanding (See Note 8) and Commonwealth National Bank held $3,143,000 in FHLBB stock. On December 8, 2008, the FHLBB placed a moratorium on stock repurchase requests to preserve capital and this moratorium remains in effect as of December 31, 2008 and will continue until further notice by the FHLBB.

Commonwealth National Bank is a member of the Federal Reserve Bank of Boston (the “FRBB”) and is required to invest in $100 par value stock of the FRBB in an amount equal to six percent of Commonwealth National Bank’s capital and surplus (one-half of the amount of Commonwealth National Bank’s subscription is paid to the FRBB and the remaining half is subject to call by the FRBB). As and when such stock is redeemed, Commonwealth National Bank will receive an amount equal to the amount paid in. At December 31, 2008, Commonwealth National Bank held $786,000 in FRBB stock.

The following chart reflects the gross unrealized loss and fair value of CNB Financial’s securities with unrealized losses that are not deemed to be other-than-temporarily impaired at December 31, 2008 and 2007.

	2008
	Less than 12 Months		12 Months or Longer		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)
Mortgage Backed Securities	$5,351	$(526)	$2,323	$(324)	$7,674	$(850)
Municipals	2,791	(117)	298	(1)	3,089	(118)

Total Temporarily Impaired Securities	$8,142	$(643)	$2,621	$(325)	$10,763	$(968)

	2007
	Less than 12 Months		12 Months or Longer		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(in thousands)
Government Sponsored Enterprises	$—	$—	$7,146	$(19)	$7,146	$(19)
Mortgage Backed Securities	—	—	11,527	(189)	11,527	(189)
Municipals	1,560	(10)	—	—	1,560	(10)

Total Temporarily Impaired Securities	$1,560	$(10)	$18,673	$(208)	$20,233	$(218)

CNB Financial had investment securities with an aggregate book value of $2,946,000 that have been in a continuous loss position for twelve months or more at December 31, 2008. The aggregate unrealized loss for these securities equaled $325,000 at December 31, 2008. The unrealized loss on investments is caused primarily by changes in the interest rate environment. CNB Financial has the ability and intent to hold these investment securities until a price recovery, which could be until maturity, and therefore considers them not to be other-than-temporarily impaired at December 31, 2008.

During 2008, CNB Financial sold three available-for-sale investment securities, received total proceeds of $4,795,000 and recorded a gain of $238,000. There were no investment securities sales during 2007.

(5)	LOANS

Major classifications of loans at December 31 follow:

	2008	2007
Commercial and Industrial	$53,389,000	$54,987,000
Commercial Real Estate	152,080,000	128,283,000
Residential Real Estate	24,001,000	21,610,000
Consumer	12,926,000	12,441,000

Total loans	242,396,000	217,321,000
Less-Allowance for Loan Losses	(2,873,000)	(2,844,000)

Total Loans, net	$239,523,000	$214,477,000

Commonwealth National Bank’s lending activities are conducted principally in Worcester County, Massachusetts. Commonwealth National Bank originates commercial real estate loans, commercial loans, commercial construction loans, commercial lines of credit, consumer loans and residential real estate loans. At December 31, 2008, no loans accruing interest were past due 90 days or more and $3,409,000 of loans were on non-accrual status. At December 31, 2007, no loans accruing interest were past due 90 days or more and $1,482,000 of loans were on non-accrual status. Net deferred costs totaled $321,000 and $320,000 at December 31, 2008 and 2007, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31 follows:

	2008	2007
Balance, Beginning of Year	$2,844,000	$2,807,000
Provision for Loan Losses	1,359,000	80,000
Less: Loans Charged-off	(1,330,000)	(82,000)
Recoveries of loans previously charged off	—	39,000

Balance, End of Year	$2,873,000	$2,844,000

As of December 31, 2008 and 2007, CNB Financial’s recorded investment in impaired loans and the related valuation allowance was as follows:

	2008		2007
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Impaired Loans
Valuation Allowance Required	$166,000	$18,000	$1,482,000	$210,000
No Valuation Allowance Required	3,312,000	—	—	—

	$3,478,000	$18,000	$1,482,000	$210,000

The valuation allowance on impaired loans is included in the allowance for loan losses on the consolidated balance sheets. The average recorded investment in impaired loans for the years ended December 31, 2008 and 2007 was $2,318,000 and $585,000 respectively. Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal. Interest income related to currently non-accrual loans in the amount of $185,000 was recorded and received during 2008 prior to the placement of these loans on non-accrual status.

During 2008, Commonwealth National Bank acquired title to two properties through foreclosure and recorded the assets as Other Real Estate Owned (OREO). The first property was acquired May 15, 2008 for a value of $879,000. This value satisfied the outstanding balance of the particular loan which the real estate was securing and no charge to the allowance for loan losses was required. This property is comprised of three separate parcels. The entire property is currently listed for sale and Commonwealth National Bank has received, and is evaluating, two offers to purchase all three parcels of the property. If the offers to purchase convert to an actual sale, Commonwealth National Bank will not be required to take any loss on this property. The second property was acquired on August 21, 2008 and fair value was estimated to be $65,600. A charge of $33,000 to the allowance for loan losses was recorded at the time of the foreclosure. This property was subsequently sold on November 5, 2008 with no further loss to Commonwealth National Bank.

(6)	PREMISES AND EQUIPMENT

A summary of Commonwealth National Bank’s premises and equipment at December 31 follows:

	2008	2007	Estimated Useful Lives
Buildings	$639,000	$639,000	40 years
Leasehold Improvements	1,334,000	1,334,000	Lesser of useful life or remaining term of the lease
Software and Equipment	1,460,000	1,418,000	5 years
Computers	394,000	375,000	3 years
Furniture and Fixtures	281,000	281,000	10 years
Projects in Process	—	5,000	N/A

	4,108,000	4,052,000
Less-Accumulated Depreciation and Amortization	(2,001,000)	(1,674,000)

Net Premises and Equipment	$2,107,000	$2,378,000

Depreciation expense for the years ended December 31, 2008 and 2007 was $327,000 and $398,000, respectively and is classified as occupancy and equipment expense in the accompanying Consolidated Statements of Operations.

(7)	DEPOSITS

A summary of deposits at December 31 follows:

	2008	2007
Demand Deposits	$26,904,000	$29,219,000
Savings and NOW Accounts	49,788,000	65,609,000
Certificates of Deposit	119,873,000	107,410,000

Total Deposits	$196,565,000	$202,238,000

Certificates of deposit of $100,000 and over totaled $51,523,000 and $37,208,000 at December 31, 2008 and 2007, respectively. Certificates of deposit under $100,000 totaled $68,350,000 and $70,202,000 at December 31, 2008 and 2007, respectively.

The following is a summary of original maturities of certificates of deposits at December 31, 2008:

2009	$106,897,000
2010	11,251,000
2011	1,143,000
2012	483,000
2014	99,000

Total	$119,873,000

(8)	BORROWINGS

Advances from the FHLBB at December 31, 2008 and 2007 have the following maturities:

	2008		2007
Year ending December 31:	Amount	Weighted Average Rate	Amount	Weighted Average Rate
2008	$—%		$12,000,000	4.41%
2009	17,250,000	3.11	13,250,000	4.50
2010	2,500,000	3.56	500,000	3.97
2011	8,900,000	3.26	—	—
2012 and beyond	27,000,000	4.20	23,000,000	4.27

Total	$55,650,000	3.68%	$48,750,000	4.37%

FHLBB advances include $26 million with call or put options associated with maturities in 2009, 2012, 2013, 2014 and 2017.

Under terms of a blanket collateral agreement, advances from the FHLBB are collateralized by qualifying first mortgages.

Subordinated debt at December 31, 2008 equaled $7.7 million and consists of subordinated debentures payable to CNB Financial’s unconsolidated special purpose entity, Commonwealth National Bank Statutory Trust I that issued trust preferred securities to a pooled investment vehicle on December 16, 2005. The issue has a maturity date of March 15, 2036 and bears a floating rate of interest that reprices quarterly. The interest rate at December 31, 2008 was 3.85% and the next repricing date is March 15, 2009. A special redemption provision allows the issue to be callable at 103.525% of par for the first year and thereafter on a sliding scale down to 100% of par upon the fifth year and thereafter.

$3.0 million in overnight federal funds purchased was outstanding at December 31, 2008. The borrowing was at a rate of 0.55%. No overnight federal funds purchased were outstanding on December 31, 2007.

Securities under agreement to repurchase at December 31, 2008 equaled $11,035,000 and were secured by mortgage-backed securities with a fair value of $14,261,000. These were generated by the customer deposit overnight sweep product. The weighted average overnight rate paid on December 31, 2008 was 0.49%. At December 31, 2007, securities under agreement to repurchase equaled $7,214,000 and were secured by mortgage-backed securities and government sponsored enterprises with a fair value of $18,985,000. The overnight rate paid on December 31, 2007 was 3.37%.

(9)	INCOME TAXES

The components of federal and state income tax expense for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Current Expense:
Federal	$2,000	$8,000
State	26,000	20,000

Total Current Expense	28,000	28,000
Deferred Expense (Benefit):
Federal	(927,000)	163,000
State	29,000	(12,000)

Total Deferred (Benefit) Expense	(898,000)	151,000

Income Tax (Benefit) Expense	$(870,000)	$179,000

A reconciliation of federal income tax expense to the amount computed by applying the statutory federal income tax rate to loss before federal income tax for the years ended December 31, 2008 and 2007 follows:

	2008	2007
Pre-Tax Income	$(2,437,000)	$576,000

Expected Federal Tax at 34%	(829,000)	196,000
State Tax, net of Federal	37,000	5,000
Impact of municipal income	(91,000)	(53,000)
Impact of share based payments	53,000	47,000
Impact of dividends received	(41,000)	—
Other	1,000	(16,000)

Total Income Tax (Benefit) Expense	$(870,000)	$179,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 follow:

	2008	2007
Deferred Income Tax Assets
Allowance for Loan Loss	$1,148,000		$1,164,000
Net Operating Loss	—		137,000
Impairment Loss on Investment Securities	1,026,000		—
Other	54,000		96,000

Net Deferred Tax Asset	2,228,000		1,397,000
Deferred Income Tax Liabilities
Unrealized Gain on Investment Securities	53,000		168,000
Depreciation	43,000		106,000

Gross Deferred Liabilities	96,000		274,000
	$2,132,000	$	,123,000

Periods of profitable operations have offset the 2008 loss and the initial operating losses, to the extent of using all available tax loss carry-forwards. Carry-forwards, when available, are subject to review and possible adjustment by the Internal Revenue Service. The United States Tax Reform Act of 1986 contains provisions that may limit the net operating loss carry-forwards available to be used in any given year under certain circumstances, including significant changes in ownership interests. Projections for continued levels of profitability are reviewed quarterly and any necessary adjustments to the deferred tax assets will be recognized in the provision or benefit for income taxes. A deferred tax asset valuation allowance is required to reduce the potential tax benefit when it is more likely than not that all or some portion of the potential benefit will not be realized due to the lack of sufficient taxable income in the carry-forward period. It is management’s belief that it is more likely than not that the reversal of deferred tax liabilities and results of future operations will generate sufficient taxable income to realize the deferred tax asset. Therefore, no valuation allowance was deemed necessary at December 31, 2008 or 2007. It should be noted, however, that factors beyond management’s control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

(10)	EMPLOYEE BENEFIT PLANS

Stock Option Plan

On November 6, 2001, the shareholders’ voted to approve Commonwealth National Bank’s 2001 Stock Option Plan (the Plan) for employees and directors of Commonwealth National Bank. The Compensation Committee of the board of directors administers the Plan, which has authorized 400,000 shares for grant (as amended on May 19, 2005). Both incentive stock options and non-qualified stock options may be granted under the Plan. The authorization of grants, the determination of number of shares to be granted, the exercise date and the option price of each award will be determined by the Compensation Committee of the board of directors on the date of grant. The options vest annually at a rate of 25% over a four-year period and will expire on the tenth anniversary of the grant date. On May 28, 2008, CNB Financial’s board of directors authorized the granting of 72,365 shares exercisable at the then fair market value of $7.00 per share to employees of Commonwealth National Bank under the provisions of this Plan.

The following table summarizes CNB Financial’s activities with respect to its stock option plan for the year 2008:

Options	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term
Outstanding at January 1, 2008	287,890	$11.21	6.97 years
Granted	72,365	7.00	9.42 years
Exercised	—
Forfeited	3,360	9.86

Outstanding at December 31, 2008	356,895	$10.79	6.64 years
Exercisable at December 31, 2008	203,900	$11.55	5.24 years

The weighted average grant date fair value of options granted during the years ended December 31, 2008 and 2007 was $1.55 and $3.24, respectively.

The aggregate intrinsic value of the options exercisable and outstanding at December 31, 2008 equaled $584,000 and $973,000, respectively. Total unrecognized compensation costs associated with the unvested options outstanding at December 31, 2008 equals $269,000 and will be recognized over an average of 1.8 years.

Compensation expense recognized during the twelve months ended December 31, 2008 and 2007 equaled $157,000 and $137,000, respectively (the recognized tax benefit related to this expense was $53,000 and $47,000, respectively) and reflected (a) compensation expense for all share-based awards granted prior to December 31, 2005 but not yet vested, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based awards granted subsequent to December 31, 2005 but not yet vested, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

CNB Financial records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the National Economic Research Associates, Inc. employee stock option pricing model with the assumptions included in the table below. CNB Financial uses historical data among other factors to estimate the expected price volatility, the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. The following table depicts the weighted average of the assumptions that were used to estimate the fair value of options that were granted in 2008 and 2007.

	2008	2007
Dividend yield	0.00%	3.00%
Expected volatility	19.00%	35.00%
Risk free interest rate	3.53%	4.60%
Expected lives	6.3 years	6.0 years
Grant date fair value	$1.55	$3.24

Equity Incentive Plan

On May 15, 2008, the shareholders voted to approve CNB Financial’s 2008 Equity Incentive Plan (the “Equity Plan”) for employees, officers and directors of CNB Financial or any affiliate of CNB Financial. The Compensation Committee of the board of directors administers the Equity Plan, which has authorized 100,000 shares for grant. Shares of restricted stock, incentive stock options and non-qualified stock options may be granted under the Equity Plan. The authorization of grants, the type of award, the determination of number of shares to be granted, the vesting schedule and the option price of each award will be determined by the Compensation Committee of the board of directors on the date of grant.

Warrants

On November 19, 2001, certain of the initial investors in Commonwealth National Bank were issued 92,500 warrants, each of which is able to purchase one share of common stock of Commonwealth National Bank. These warrants became exercisable in one-third annual increments beginning one year from the date of issuance. The warrants have a ten-year life and are exercisable for $10.00 per share. As of December 31, 2008, none of these organizers’ warrants had been exercised.

401(k) Plan

CNB Financial has a 401(k) Plan whereby substantially all employees participate in the Plan. Employees may contribute up to 75% of their compensation subject to certain limits based on federal tax laws. CNB Financial makes matching contributions equal to 100% of the first 3% and 50% of the next 3% of an employee’s compensation contributed to the Plan. For the years ended December 31, 2008 and 2007, expense attributable to the Plan amounted to $137,000 and $129,000, respectively.

(11)	RELATED PARTY TRANSACTIONS

In the ordinary course of business, Commonwealth National Bank may make loans to directors and officers, including their families and companies with which they are affiliated. Such loans are made under normal credit terms, including interest rates and collateral prevailing at the time for comparable transactions with other persons and do not represent more than normal credit risk. An analysis of the aggregate loan activity to these related parties for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Balance, Beginning of Year	$8,407,000	$6,147,000
Pre-existing Loans to New Related Party	552,000	—
New Loans Granted During the Year	6,158,000	6,482,000
Less-Repayments	(3,986,000)	(4,222,000)

Balance, End of Year	$11,131,000	$8,407,000

Commonwealth National Bank entered into a related-party lease agreement with a Director of CNB Financial for its main branch and administrative facility at 33 Waldo Street, Worcester, Massachusetts. The 15-year lease was entered into on December 1, 2001 for the amount of $152,000 per year for the initial three years of the lease term, increasing by 7% on each third year anniversary. The lease agreement has two separate five-year renewal options. This agreement represents an arms length transaction.

(12)	COMMITMENTS AND CONTINGENCIES

(a)	Financial Instruments With Off-Balance-Sheet Risk

Commonwealth National Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments, held for purposes other than trading, include commitments to originate loans, unused lines of credit and commercial and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement Commonwealth National Bank has in particular classes of financial instruments.

CNB Financial’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and commercial and standby letters of credit is represented by the contractual amount of those instruments. CNB Financial uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments with off-balance-sheet risk at December 31, 2008 and 2007 follow:

	2008	2007
Commitments to Originate Loans	$4,470,000	$3,024,000
Unadvanced Loan Proceeds	12,136,000	21,868,000
Unused Lines of Credit	17,559,000	16,752,000
Secured Commercial Lines of Credit	30,917,000	29,052,000
Letters of Credit	2,293,000	2,230,000

Commitments to originate loans are agreements to lend to customers provided there are no violations of any conditions established in the contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. CNB Financial evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by CNB Financial upon extension of credit, is based upon management’s credit evaluation of the borrower.

Lines of Credit represent approved extensions of credit which may be drawn upon at the option of the borrower. Amounts that are not outstanding and may be drawn upon at the option of the borrower are reported as unused lines of credit.

Commercial and standby letters of credit are conditional commitments issued by CNB Financial to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

(b)	Lease Commitments

The following is a schedule of future minimum lease payments for non-cancelable lease obligations as of December 31, 2008:

Years Ending December 31,
2009	$537,000
2010	541,000
2011	538,000
2012	472,000
2013	477,000
Thereafter	3,009,000

Total Future Minimum Lease Payments	$5,574,000

Total rent expense for the years ended December 31, 2008 and 2007 amounted to $560,000 and $556,000, respectively.

(c)	Employment Agreements

CNB Financial does not have any written employment contracts with any executive officers, all of whom are employees at will. Commonwealth National Bank has entered into change of control agreements with each of its four Executive Officers, which would provide for severance pay under certain circumstances in the event a change in control occurred.

(d)	Legal Proceedings

Various legal claims may arise from time to time in the ordinary course of business. At December 31, 2008, no such claims existed which, in the opinion of management, would have a material effect on CNB Financial’s consolidated financial statements.

(e)	Officer Life Insurance

Commonwealth National Bank owns term life insurance policies insuring members of senior management. Commonwealth National Bank is the beneficiary under these policies. Officer life insurance costs for the years ended December 31, 2008 and 2007 were $6,000 and $3,000, respectively.

(f)	Data Processing Service Agreements

Commonwealth National Bank has entered into a contract for data and items processing services with Fiserv Solutions, Inc. The contract expires on October 1, 2010. Commonwealth National Bank has the right to terminate the agreement with 60 days notice to Fiserv Solutions, Inc. Annual minimum charges per the Fiserv agreement for the entire remaining term are $100,000. Total fees to be paid may be the same as or exceed the minimum fee depending on transaction volume during the remaining term of the contract.

(13)	MINIMUM REGULATORY CAPITAL REQUIREMENTS

CNB Financial and Commonwealth National Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on CNB Financial’s consolidated financial statements and Commonwealth National Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for Prompt Corrective Action (“PCA”), CNB Financial and Commonwealth National Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Commonwealth National Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. As of December 31, 2008, CNB Financial and Commonwealth National Bank met all capital adequacy requirements to which they are subject.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by Commonwealth National Bank to CNB Financial. The total amount for dividends which may be paid in any calendar year cannot exceed Commonwealth National Bank’s net income for the current year, plus Commonwealth National Bank’s net income retained for the two previous years, without regulatory approval. Loans or advances are limited to 10% of Commonwealth National Bank’s capital stock and surplus on a secured basis. In addition, dividends paid by Commonwealth National Bank to CNB Financial would be prohibited if the effect thereof would cause Commonwealth National Bank’s capital to be reduced below applicable minimum capital requirements.

Quantitative measures established by regulation to ensure capital adequacy require CNB Financial and Commonwealth National Bank to maintain minimum amounts and ratios of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The following table reflects the capital ratios of CNB Financial and Commonwealth National Bank at December 31, 2008 and 2007. The minimum ratios necessary for Commonwealth National Bank to be categorized as “Well Capitalized” are also reflected in the table below. At December 31, 2008 and 2007, Commonwealth National Bank was categorized as “Well Capitalized” as defined by federal regulations. There are no conditions or events since the last filing with the FDIC that management believes have changed Commonwealth National Bank’s category.

(Dollars in Thousands)	Company		Bank		Minimum Capital Require- ments	For Bank to be “Well Capitalized” under PCA provisions
	Amount	Ratio	Amount	Ratio
As of December 31, 2008:
Tier 1 Leverage Ratio	$24,861	8.33%	$23,606	7.92%	4.00%	5.00%
Tier 1 Risk-Based ratio	24,861	10.43%	23,606	9.90%	4.00%	6.00%
Total Risk-Based ratio	28,828	12.09%	26,540	11.14%	8.00%	10.00%

As of December 31, 2007:
Tier 1 Leverage Ratio	$27,153	9.40%	$25,058	8.68%	4.00%	5.00%
Tier 1 Risk-Based ratio	27,153	12.12%	25,058	11.20%	4.00%	6.00%
Total Risk-Based ratio	29,951	13.36%	27,856	12.45%	8.00%	10.00%

(14)	FAIR VALUES OF ASSETS AND LIABILITIES

Determination of Fair Value

CNB Financial uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with FASB Statement No. 157, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for CNB Financial’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair Value Hierarchy

In accordance with SFAS No. 157, CNB Financial groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. For example, Level 2 assets and liabilities may include debt securities with quoted prices that are traded less frequently than exchange-traded instruments.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following methods and assumptions were used by CNB Financial in estimating fair value disclosures:

Cash and cash equivalents – The carrying amounts of cash and short-term instruments approximate fair values based on the short-term nature of the assets.

Interest-bearing deposits in banks – The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current market rates for similar types of deposits.

Investment Securities – The securities measured at fair value in Level 1 are based on quoted market prices in an active exchange market. These securities include marketable equity securities and U.S. Government and federal agency securities. Securities measured at fair value in Level 2 are based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. These securities include government-sponsored enterprise obligations, FHLMC and FNMA bonds, corporate bonds and mortgage-backed securities. The fair value of FHLBB stock and the FRBB stock are equal to cost, since there is no market for these instruments and they are redeemable at par. There is currently a moratorium on the redemption of FHLBB stock.

Loans receivable – For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities – The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings – For short-term borrowings maturing within ninety days, carrying values approximate fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Long-term borrowings – The fair values of CNB Financial’s long-term borrowings are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Accrued interest – The carrying amounts of accrued interest approximate fair value.

Subordinated Debentures – The fair value of subordinated debentures approximates book value due to the three-month repricing nature of these instruments.

Commitments to Extend Credit and Commercial and Standby Letters of Credit- The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements,

taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of financial commercial and standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties. The fair value of these fees at December 31, 2008 and 2007 was immaterial to the consolidated financial statements as a whole.

Off-balance sheet credit-related instruments – Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Asset/Liabilities at Fair Value
Assets
Securities available for sale	$—	$31,314,000	$—	$31,314,000

Total Assets	$—	$31,314,000	$—	$31,314,000

Assets Measured at Fair Value on a Non-recurring Basis

CNB Financial may also be required, from time to time, to measure certain other financial assets on a nonrecurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-of cost-or-market accounting or write-downs of individual assets. The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of December 31, 2008.

	Level 1	Level 2	Level 3
Assets
Impaired Loans	$—	$—	$1,852,000

Total Assets	$—	$—	$1,852,000

The amount of loans represents the carrying value and related write-downs of impaired loans for which adjustments are based on the estimated value of the collateral. Determination of the fair value of level 3 items in the above table included management’s consideration of the value of loan collateral such as accounts receivable (discounted for the probability of collection), and equipment, (estimating the equipment value at the time of a potential sale) plus the value of underlying personal guarantees of principals of the borrowing entities. Real estate acquired through foreclosure is initially recorded at fair value less estimated selling costs, and thereafter is adjusted to the lower of carrying value or market value. The fair value of other real estate owned is based upon property appraisals and an analysis of similar properties where possible.

During 2008, $3,544,000 in loans carried at fair value on a nonrecurring basis were written-down by charges of $1,079,000 to the allowance for loan losses and principal reductions of $613,000 were received to bring their fair value to $1,852,000 at December 31, 2008.

Summary of Fair Values of Financial Instruments

As required under FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” the estimated fair values, and related carrying or notional amounts, of CNB Financial’s financial instruments are as follows at December 31, 2008 and 2007. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented herein may not necessarily represent the underlying fair value of CNB Financial.

	2008		2007
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and Cash Equivalents	$4,508	$4,508	$8,825	$8,825
Securities Available-for-Sale	31,314	31,314	45,597	45,597
Securities Held-to-Maturity	8,950	8,798	11,687	11,720
Federal Reserve Bank Stock	786	786	761	761
Federal Home Loan Bank Stock	3,143	3,143	3,052	3,052
Loans, Net	239,523	240,642	214,477	212,009
Accrued Interest Receivable	977	977	1,100	1,100

Financial Liabilities
Deposits
Demand Deposits	26,904	26,155	29,219	29,219
Savings and NOW Accounts	49,788	48,728	65,609	65,609
Certificates of Deposit	119,873	120,790	107,410	107,453
FHLBB Advances	55,650	56,788	48,750	48,713
Federal Funds Purchased	3,000	3,000	—	—
Securities Under Agreements to Repurchase	11,035	11,035	7,214	7,214

Subordinated Debentures	7,732	7,732	7,732	7,732
Accrued Interest Payable	795	795	1,650	1,650

(15)	CNB FINANCIAL CORP. ONLY FINANCIAL STATEMENTS

	2008	2007
Balance Sheet

ASSETS
Total Cash and Due From Banks	$2,089,000	$2,588,000
Total Investment in Subsidiary	24,983,000	26,237,000
Due to /from Commonwealth National Bank	213,000	—
Prepaid Taxes	—	43,000
Deferred Taxes	—	38,000

	$27,285,000	$28,906,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accrued Interest Payable on Subordinated Debentures	$14,000	$21,000
Subordinated Debentures	7,732,000	7,732,000

Total Liabilities	7,746,000	7,753,000
Stockholders’ Equity:
Total Stockholders’ Equity	19,539,000	21,153,000

	$27,285,000	$28,906,000

Statement of Operations

Income:
Interest Income on Deposits	$27,000	$93,000

Total Income	27,000	93,000
Operating Expenses:
Interest Expense	386,000	554,000

Total Operating Expenses	386,000	554,000
Loss Before Equity in Undistributed Income of Subsidiary	(359,000)	(461,000)
Equity in Undistributed (Loss) Income of Subsidiary	(1,208,000)	858,000

Net (Loss) Income	$(1,567,000)	$397,000

Statement of Cash Flows

	2008	2007
Cash Flows from Operating Activities:
Net (Loss) Income	$(1,567,000)	$397,000
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities—Increase in Other Assets	(133,000)	(16,000)
Decrease in Accrued Expenses and Other Liabilities	(7,000)	(5,000)
Equity in Undistributed Income of Subsidiary	1,208,000	(866,000)

Net Cash Used in Operating Activities	(499,000)	(490,000)

Net Decrease in Cash and Cash Equivalents	(499,000)	(490,000)
Cash and Cash Equivalents, Beginning of the Period	2,588,000	3,078,000

Cash and Cash Equivalents, End of the Period	$2,089,000	$2,588,000

The Statement of Stockholders’ Equity for the parent company is identical to the Consolidated Statement of Stockholders’ Equity.

Annex A

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 25th day of June, 2009 (“Agreement”), by and between United Financial Bancorp, Inc., a Maryland corporation (“United Financial Bancorp”), and CNB Financial Corp. , a Massachusetts corporation (“CNB Financial”).

Introductory Statement

The Board of Directors of each of United Financial Bancorp and CNB Financial has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of United Financial Bancorp or CNB Financial, as the case may be, and in the best long-term interests of the shareholders of United Financial Bancorp or CNB Financial, as the case may be.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes.

United Financial Bancorp and CNB Financial each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to United Financial Bancorp’s willingness to enter into this Agreement, each of the members of the Board of Directors of CNB Financial have entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she will vote his or her shares of CNB Financial Common Stock in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Bank Merger	Section 2.12
Berkshire Hills Termination Fee	Section 5.17
Certificate(s)	Section 2.7(c)
Change in Recommendation	Section 5.8
Closing	Section 2.2
Closing Date	Section 2.2
CNB Financial	preamble
CNB Financial Employee Plans	Section 3.2(r)(i)
CNB Financial Option	Section 2.10
CNB Financial Pension Plan	Section 3.2(r)(iii)
CNB Financial Qualified Plan	Section 3.2(r)(iv)
CNB Financial’s SEC Reports	Section 3.2(g)
CNB Financial Warrant	Section 2.10
Commonwealth National Bank	Section 2.12
Continuing Employee	Section 5.11(a)
Converted Options	Section 2.10

Defined Term	Location of Definition
Disclosure Letter	Section 3.1
Dissenters’ Shares	Section 2.11
Effective Time	Section 2.3
Exchange Agent	Section 2.7(c)
Exchange Ratio	Section 2.5
Fee	Section 7.2(a)
Indemnified Party	Section 5.12(a)
Intellectual Property	Section 3.2(p)
Letter of Transmittal	Section 2.6(a)
Maximum Insurance Amount	Section 5.12(c)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Proxy Statement-Prospectus	Section 5.9(a)
Registration Statement	Section 5.9(a)
Shareholder Meeting	Section 5.8
Surviving Corporation	Section 2.1
United Financial Bancorp	Section 3.3(q)
United Financial Bancorp Employee Plan	Section 3.3(q)
United Financial Bancorp Pension Plan	preamble
United Financial Bancorp Qualified Plan	Section 3.3(q)
United Financial Bancorp’s Reports	Section 3.3(g)

In addition, for purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving CNB Financial or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of CNB Financial’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of CNB Financial’s capital stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

“Berkshire Hills Bancorp Agreement” means the Agreement and Plan of Merger, by and between CNB Financial and Berkshire Hills Bancorp, Inc. dated April 29, 2009, as amended on May 21, 2009.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“CNB Financial Common Stock” means the common stock, par value $1.00 per share, of CNB Financial.

“CRA” means the Community Reinvestment Act.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with CNB Financial under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall consist of (i) Dissenters’ Shares and (ii) shares held directly or indirectly by United Financial Bancorp (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Federal Reserve Board.

“GAAP” means generally accepted accounting principles.

“Government Regulator” means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“IRC” means the Internal Revenue Code of 1986, as amended.

“knowledge” means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than vice president.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect which is material and adverse to the business, financial condition or results of operations of CNB Financial or United Financial Bancorp, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both United Financial Bancorp and CNB Financial, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of United Financial Bancorp or CNB Financial taken with the prior written consent of the other (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, or (v) payment incurred in connection with CNB Financial’s obligations under the Section 7.2(a) of the Agreement with Berkshire Hills Bancorp, shall not be considered in determining if a Material Adverse Effect has occurred. With respect to CNB Financial, a Material Adverse Effect shall also be deemed to have occurred in the event that (1) the level of non-performing assets (non-accrual, past due, other non-performing assets and restructured loans, as such items are defined by Industry Guide 3 of the SEC’s Securities Act Industry Guides) shall equal or exceed $8.0 million as of the month end prior to the Closing Date or (2) CNB Financial incurs net loan charge-offs in excess of $4.0 million subsequent to December 31, 2008.

“MBCA” shall mean the Massachusetts Business Corporation Act, MGL Chapter 156D, Section 1, et seq.

“MGCL” means the Maryland General Corporation Law

“OCC” means the Office of the Comptroller of the Currency.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which CNB Financial or United Financial Bancorp, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) CNB Financial’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of CNB Financial than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) is not conditioned on obtaining financing (and with respect to which United Financial Bancorp has received written evidence of such person’s ability to fully finance its Acquisition Proposal), (iii) is for 100% of the outstanding shares of CNB Financial Common Stock and (iv) is, in the written opinion of CNB Financial’s financial advisor, more favorable to the shareholders of CNB Financial from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by United Financial Bancorp in response to such Acquisition Proposal).

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

“United Financial Bancorp Common Stock” means the common stock, par value $0.01 per share, of United Financial Bancorp.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, CNB Financial will merge with and into United Financial Bancorp (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of CNB Financial shall cease. United Financial Bancorp shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the MGCL and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place in the offices of Locke Lord Bissell & Liddell LLP, 401 9th Street, NW, Washington, D.C., or at such other location as is agreed to by the parties hereto, at 10:00 a.m. on the date designated by United Financial Bancorp within thirty days following satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, United Financial Bancorp shall duly execute and deliver articles of merger (the “Articles of Merger”) to the Maryland Secretary of State for filing pursuant to the MGCL and to the Massachusetts Secretary of State for filing pursuant to the MBCA. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Maryland Secretary of State and the Massachusetts Secretary of State or at such later date or time as United Financial Bancorp and CNB Financial agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in the MBCA and the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, United Financial Bancorp shall possess all of the properties, rights, privileges, powers and franchises of CNB Financial and be subject to all of the debts, liabilities and obligations of CNB Financial.

2.5 Effect on Outstanding Shares of CNB Financial Common Stock.

(a) Subject to the allocation and proration procedures set forth in Section 2.6, each share of CNB Financial Common Stock outstanding immediately prior to the Effective Time, other than Excluded Shares shall be converted into the right to receive, at the election of the holder thereof:

(i) 0.8257 shares of United Financial Bancorp Common Stock (such number of shares of United Financial Bancorp Common Stock, as may be adjusted as provided herein, is hereinafter referred to as the “Per Share Stock Consideration”);

(ii) a cash amount equal to $10.75 (the “Per Share Cash Consideration”); or

(iii) a combination thereof.

Thereafter, subject to Sections 2.7, 2.11 and 2.12, each outstanding certificate representing shares of CNB Financial Common Stock shall represent solely the right to receive the Per Share Stock Consideration, the Per Share Cash Consideration or a combination thereof.

If United Financial Bancorp declares a change in the number of shares of United Financial Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, or similar transaction with respect to such stock, and the record date therefore (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be at or prior to the Effective Time, or announces a special extraordinary cash dividend with a record date at or prior to the Effective Time, the Per Share Stock Consideration shall be proportionately adjusted.

2.6 Election and Proration Procedures.

(a) An election form in such form as United Financial Bancorp and CNB Financial shall mutually agree (an “Election Form”) shall be mailed to each holder of record of CNB Financial Common Stock as of the record date for eligibility to vote on the Merger. United Financial Bancorp shall make available as many Election Forms as may be reasonably requested by all persons who become holders of CNB Financial Shares after the record date for eligibility to vote on the Merger and prior to the Election Deadline (as defined herein), and CNB Financial shall provide to the Exchange Agent (as defined herein) all information reasonably necessary for it to perform its obligations as specified herein.

(b) Each Election Form shall entitle the holder of shares of CNB Financial Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Per Share Stock Consideration for all of such holder’s shares (a “Stock Election”), (ii) elect to receive the Per Share Cash Consideration for all of such holder’s shares (a “Cash Election”), (iii) elect to receive the Per Share Stock Consideration for a portion of such holder’s shares as specified by such holder and the Per Share Cash Consideration for the remainder of such holder’s shares (a “Mixed Election”) or (iv) make no election (a “Non-election”). Holders of record of shares of CNB Financial Common Stock who hold such shares as nominees, trustees or in other representative capacity (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all of the shares of CNB Common Stock held by that Representative for a particular beneficial owner. The shares of CNB Financial Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares” and the aggregate number thereof is referred to herein as the “Stock Election Number.” The shares of CNB Financial Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares” and the aggregate number thereof is referred to as the “Cash Election Number”. Shares of CNB Financial Common Stock as to which no election has been made are referred to as “Non-election Shares.”

(c) To be effective, a properly completed Election Form must be received by an independent agent appointed by United Financial Bancorp (the “Exchange Agent”) on or before 4:00 p.m., Eastern Time on the third business day immediately preceding CNB Financial’s stockholders’ meeting to consider the Merger or on such other date or time as the Parties may mutually agree (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates representing all shares of CNB Financial Common Stock covered by such Election Form, or the guaranteed delivery of such certificates (or customary affidavits and, if required by United Financial Bancorp, indemnification regarding the loss or destruction of such certificates), together with duly completed transmittal materials. Any CNB Financial stockholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any CNB Financial stockholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her certificates, or of the guarantee of delivery of such certificates. All elections shall be revoked automatically if the exchange agent is notified in writing by either Party that this Agreement has been terminated. If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline but does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Shares of CNB Financial Common Stock held by such stockholder shall be designated as Non-election Shares. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d) The number of shares of CNB Financial Common Stock to be converted into the right to receive the Per Share Cash Consideration shall be equal to 50% of the number of Shares of CNB Financial Common Stock outstanding immediately prior to the Effective Time less the number of Dissenting Shares (the “Aggregate Cash Limit”) and the number of CNB Financial Shares to be converted into the right to receive the Per Share Stock Consideration shall be equal to 50% of the number of CNB Financial Shares outstanding immediately prior to the Effective Time (the “Aggregate Stock Limit”).

(e) Within five business days after the later to occur of the Election Deadline or the Effective Time, United Financial Bancorp shall cause the Exchange Agent to effect the allocation among holders of CNB Financial Shares of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration and to distribute such as follows:

(i) if the Stock Election Number exceeds the Aggregate Stock Limit, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and each holder of Stock Election Shares shall be entitled to receive (A) the Per Share Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Stock Limit and the denominator of which is the Stock Election Number and (B) the Per Share Cash Consideration in respect of the remaining number of such Stock Election Shares;

(ii) if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and each holder of Cash Election Shares shall be entitled to receive (A) the Per Share Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (1) the number of Cash Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Cash Limit and the denominator of which is the Cash Election Number and (B) the Per Share Stock Consideration in respect of the remaining number of such Cash Election Shares; and

(iii) if the Stock Election Number and the Cash Election Number do not exceed the Aggregate Stock Limit and the Aggregate Cash Limit, respectively, then (i) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration, (ii) all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and (iii) all Non-Election Shares shall be converted into the right to receive a combination of the Per Share Cash Consideration and the Per Share Stock Consideration such that the aggregate number of CNB Financial Shares entitled to receive the Per Share Cash Consideration is equal to the Aggregate Cash Limit and the aggregate number of CNB Financial Shares entitled to receive the Per Share Stock Consideration is equal to the Aggregate Stock Limit.

(f) Notwithstanding any other provision of this Agreement, no fraction of a share of United Financial Bancorp Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, United Financial Bancorp shall pay to each holder of CNB Financial Common Stock who would otherwise be entitled to a fraction of a share of United Financial Bancorp Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Per Share Cash Consideration.

(g) As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of United Financial Bancorp Common Stock that are held by CNB Financial, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters’ Shares shall be converted into shares of United Financial Bancorp Common Stock pursuant to this Section 2.6 but instead shall be treated in accordance with the provisions set forth in Section 2.12 of this Agreement.

2.7 Exchange Procedures.

(a) As promptly as practicable after the Effective Time, the Exchange Agent shall send or cause to be sent to each former holder of record of CNB Financial Common Stock who did not previously submit a properly completed Election Form (other than holders of Dissenting Shares), appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to United Financial Bancorp and CNB Financial. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of CNB Financial Common Stock (“Certificate(s)”) to be converted thereby.

(b) At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Per Share Stock Consideration or the Per Share Cash Consideration or a combination thereof (hereinafter referred to as the “Merger Consideration”) in accordance with this Agreement.

(c) Prior to the Effective Time, United Financial Bancorp shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of United Financial Bancorp Common Stock to provide for payment of the Aggregate Stock Limit and (ii) deposit, or cause to be deposited, with Registrar and Transfer Company (the “Exchange Agent”), for the benefit of the holders of shares of CNB Financial Common Stock, for exchange in accordance with this Section 2.6, an amount of cash sufficient to the Aggregate Cash Limit and any cash in lieu of fractional shares pursuant to Section 2.6(f).

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as United Financial Bancorp may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of United Financial Bancorp Common Stock and/or a check in the aggregate amount representing the amount of cash that such holder has the right to receive pursuant to Section 2.6, cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 2.6(f), and any dividends or other distributions to which such holder is entitled pursuant to Section 2.7(e). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute United Financial Bancorp Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of United Financial Bancorp Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of CNB Financial Common Stock not registered in the transfer records of CNB Financial, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such CNB Financial Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of United Financial Bancorp and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to United Financial Bancorp Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of United Financial Bancorp Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.7. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of United Financial Bancorp Common Stock represented by such person’s Certificates.

(f) The stock transfer books of CNB Financial shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of CNB Financial of any shares of CNB Financial Common Stock. If, after the Effective Time, Certificates are presented to United Financial Bancorp, they shall be canceled and exchanged for the Per Share Stock Consideration or Per Share Cash Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.6, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the shareholders of CNB Financial for six months after the Effective Time shall be repaid by the Exchange Agent to United Financial Bancorp upon the written request of United Financial Bancorp. After such request is made, any shareholders of CNB Financial who have not theretofore complied with this Section 2.7 shall look only to United Financial Bancorp for the Merger Consideration and cash in lieu of fractional shares, if any, deliverable in respect of each share of CNB Financial Common Stock such shareholder holds, as determined pursuant to Section 2.6 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of United Financial Bancorp (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of CNB Financial Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) United Financial Bancorp and the Exchange Agent shall be entitled to rely upon CNB Financial’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, United Financial Bancorp and the Exchange Agent shall be entitled to deposit any Merger Consideration and cash in lieu of fractional shares, if any, represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or United Financial Bancorp, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to Section 2.6.

2.8 Effect on Outstanding Shares of United Financial Bancorp Common Stock. At the Effective Time, each share of common stock of United Financial Bancorp issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9 Directors of Surviving Corporation After Effective Time. Subject to Section 5.14, immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of United Financial Bancorp serving immediately prior to the Effective Time.

2.10 Certificate of Incorporation and Bylaws. The certificate of incorporation of United Financial Bancorp, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of United Financial Bancorp, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.11 Treatment of Stock Options and Warrants.

(a) Each option to purchase shares of CNB Financial Common Stock issued by CNB Financial and outstanding at the Effective Time pursuant to the CNB Financial Amended and Restated Stock Option Plan (formerly, the Commonwealth National Bank 2001 Stock Option Plan) or the CNB Financial Corp. 2008 Equity Incentive Plan (each, a “CNB Financial Option”) whose exercise price is less than $10.75 shall be cancelled, effective immediately prior to the Effective Time, and shall be converted into cash in an amount equal to $10.75 minus the exercise price of such option.

(b) Each CNB Financial Option whose exercise price is equal to or greater than $10.75 shall be converted into an option to purchase shares of United Financial Bancorp Common Stock as follows:

(i) The aggregate number of shares of United Financial Bancorp Common Stock issuable upon the exercise of the converted CNB Financial Option after the Effective Time shall be equal to the product of 0.8257 (the “Option Exchange Ratio”) multiplied by the number of shares of CNB Financial Common Stock issuable upon exercise of the CNB Financial Option immediately prior to the Effective Time, such product to be rounded to the nearest whole share of United Financial Common Stock; and

(ii) the exercise price per share of each converted CNB Financial Option shall be equal to the quotient of the exercise price of such CNB Financial Option immediately prior to the Effective Time divided by the Option Exchange Ratio, such quotient to be rounded to the nearest whole cent; provided, however, that, in the case of any CNB Financial Option that is intended to qualify as an incentive stock option under Section 422 of the IRC, the number of shares of United Financial Bancorp Common Stock issuable upon exercise of and the exercise price per share for such converted CNB Financial Option determined in the manner provided above shall be further adjusted in such manner as may be necessary to conform to the requirements of Section 424(b) of the IRC.

Options to purchase shares of United Financial Bancorp Common Stock that arise from the operation of this Section 2.11 shall be referred to as “Converted Options.” All Converted Options shall be exercisable for the same period and shall otherwise have the same terms and conditions applicable to the CNB Financial Options that they replace.

(c) Before the Effective Time, United Financial Bancorp will take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of United Financial Bancorp Common Stock to provide for the satisfaction of its obligations with respect to the Converted Options. United Financial Bancorp agrees to file, as soon as practicable after the Effective Time, a registration statement on Form S-8 (or any successor or other appropriate form) and make any state filings or obtain state exemptions with respect to the United Financial Bancorp Common Stock issuable upon exercise of the Converted Options.

(d) Each member of the board of directors of CNB Financial or a CNB Financial Subsidiary who holds outstanding warrants issued by Commonwealth National Bank on November 19, 2001 (each a “CNB Financial Warrant”) shall agree to the cancellation of such CNB Financial Warrant, effective immediately prior to the Effective Time, and shall receive cash equal to the product of $10.75 minus the exercise price times the number of warrants held by such director. All other CNB Financial Warrants shall be converted to warrants to purchase shares of United Financial Bancorp Common Stock on the same basis as CNB Financial Options are so converted under Section 2.11(a) above.

2.12 Dissenters’ Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of CNB Financial Common Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the MBCA (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the MBCA, except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the MBCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.7 of the Certificate(s) that, immediately prior to the Effective Time, evidenced such shares. CNB Financial shall give United Financial Bancorp (i) prompt notice of any written demands for payment of fair value of any shares of CNB Financial Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the MBCA and received by CNB Financial relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the MBCA consistent with the obligations of CNB Financial thereunder. CNB Financial shall not, except with the prior written consent of United Financial Bancorp, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the MBCA.

2.13 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, United Bank, a wholly owned subsidiary of United Financial Bancorp, and Commonwealth National Bank (“Commonwealth National Bank”), a wholly owned subsidiary of CNB Financial, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which Commonwealth National Bank will merge with and into United Bank (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.14 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, United Financial Bancorp may specify that the structure of the transactions contemplated by this Agreement, including whether or not to consummate the Bank Merger, be revised and the parties shall enter into such alternative transactions as United Financial Bancorp may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration or (ii) materially impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement. In the event that United Financial Bancorp elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.15 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that United Financial Bancorp by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, CNB Financial or to exercise, directly or indirectly, a controlling influence over the management or policies of CNB Financial.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters. Prior to the execution and delivery of this Agreement, United Financial Bancorp and CNB Financial have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate).

3.2 Representations and Warranties of CNB Financial. CNB Financial represents and warrants to United Financial Bancorp that, except as disclosed in CNB Financial’s Disclosure Letter:

(a) Organization and Qualification. CNB Financial is a corporation duly organized and validly existing under the laws of the Commonwealth of Massachusetts and is registered with the FRB as a bank holding company. CNB Financial has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. CNB Financial is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on CNB Financial. CNB Financial engages only in activities (and holds properties only of the types) permitted to bank holding companies by the BHCA and the rules and regulations of the FRB promulgated thereunder.

(b) Subsidiaries.

(i) CNB Financial’s Disclosure Letter sets forth with respect to each of CNB Financial’s Subsidiaries its name, its jurisdiction of incorporation, CNB Financial’s percentage ownership, the number of shares of stock owned or controlled by CNB Financial and the name and number of shares held by any other person who owns any stock of the Subsidiary. CNB Financial owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to CNB Financial’s right to vote or dispose of any equity securities of its Subsidiaries. CNB Financial’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies or national banking associations.

(ii) Each of CNB Financial’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on such Subsidiary.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of CNB Financial are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of CNB Financial other than Commonwealth National Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Commonwealth National Bank’s deposits are insured by the FDIC to the fullest extent permitted by law. Commonwealth National Bank is a member in good standing of the Federal Home Loan Bank of Boston. Commonwealth National Bank engages only in activities (and holds properties only of the types) permitted by the National Bank Act and the rules and regulations of the OCC promulgated thereunder.

(c) Capital Structure.

(i) The authorized capital stock of CNB Financial consists of: (A) 10,000,000 shares of CNB Financial Common Stock; and (B) 1,000,000 shares of preferred stock, par value $1.00 per share.

(ii) As of the date of this Agreement: (A) 2,283,208 shares of CNB Financial Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws; (B) no shares of CNB Financial preferred stock are issued and outstanding; (C) 356,895 shares of CNB Financial Common Stock are reserved for issuance pursuant to outstanding CNB Financial Options; and (D) 92,500 shares of CNB Financial Common Stock are reserved for issuance pursuant to outstanding CNB Financial Warrants.

(iii) Set forth in CNB Financial’s Disclosure Letter is a complete and accurate list of all outstanding CNB Financial Options and CNB Financial Warrants, including the names of the optionees and warrant holders, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options or warrants.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of CNB Financial may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of CNB Financial are issued, reserved for issuance or outstanding and (B) neither CNB Financial nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating CNB Financial or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of CNB Financial or obligating CNB Financial or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of CNB Financial or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of CNB Financial or any of its Subsidiaries.

(d) Authority. CNB Financial has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of CNB Financial’s Board of Directors, and no other corporate proceedings on the part of CNB Financial are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of two thirds of the outstanding shares of CNB Financial Common Stock. This Agreement has been duly and validly executed and delivered by CNB Financial and constitutes a valid and binding obligation of CNB Financial, enforceable against CNB Financial in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by CNB Financial do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which CNB Financial or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of organization or bylaws of CNB Financial or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of CNB Financial or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which CNB Financial or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on CNB Financial.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by CNB Financial of this Agreement or the consummation by CNB Financial of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities. As of the date hereof, CNB Financial has no knowledge of any reason pertaining to CNB Financial why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Securities Filings. CNB Financial has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since December 31, 2005 (collectively, “CNB Financial’s SEC Reports”). None of CNB Financial’s SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of CNB Financial’s SEC Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of CNB Financial included in CNB Financial’s SEC Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(h) Financial Statements. CNB Financial’s Disclosure Letter contains copies of (i) the consolidated balance sheets of CNB Financial and its Subsidiaries as of December 31, 2008 and 2007 and related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008, together with the notes thereto, accompanied by the audit report of CNB Financial’s independent public auditors, (ii) the unaudited consolidated balance sheet of CNB Financial and its Subsidiaries as of March 31, 2009 and the related consolidated statements of operations and changes in stockholders’ equity for the three months ended March 31, 2009, and (iii) the consolidated report of condition and income filed with the FDIC by Commonwealth National Bank for the period ended March 31, 2009. Such financial statements were prepared from the books and records of CNB Financial and its Subsidiaries, fairly present the consolidated financial position of CNB Financial and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of CNB Financial and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash-flows and footnotes. The books and records of CNB Financial and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither CNB Financial nor any of its Subsidiaries has incurred any material debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated financial statements of CNB Financial as of December 31, 2008, except for (i) liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on CNB Financial and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since December 31, 2008:

(i) CNB Financial and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices;

(ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on CNB Financial;

(iii) CNB Financial has not declared, paid or set aside any dividends or distributions with respect to the CNB Financial Common Stock;

(iv) except for supplies or equipment purchased in the ordinary course of business, neither CNB Financial nor any of its Subsidiaries have made any capital expenditures exceeding individually or in the aggregate $20,000;

(v) there has not been any write-down or specific reserve established by Commonwealth National Bank in excess of $25,000 with respect to any of its Loans or other real estate owned;

(vi) there has not been any sale, assignment or transfer of any assets by CNB Financial or any of its Subsidiaries in excess of $20,000 other than in the ordinary course of business or pursuant to a contract or agreement disclosed in CNB Financial’s Disclosure Letter;

(vii) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by CNB Financial or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business;

(viii) neither CNB Financial nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees; and

(ix) there has been no change in any accounting principles, practices or methods of CNB Financial or any of its Subsidiaries other than as required by GAAP.

(k) Litigation. Other than for matters incidental to the business of CNB Financial, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CNB Financial, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of CNB Financial, threatened against or affecting CNB Financial or any of its Subsidiaries or any property or asset of CNB Financial or any of its Subsidiaries. To the knowledge of CNB Financial, there are no investigations, reviews or inquiries by any court or Governmental Entity pending or threatened against CNB Financial or any of its Subsidiaries. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against CNB Financial or any of its Subsidiaries that have not been satisfied or that enjoin CNB Financial or any of its Subsidiaries from taking any action.

(l) Absence of Regulatory Actions. Since December 31, 2005, neither CNB Financial nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of CNB Financial or its Subsidiaries.

(m) Compliance with Laws. CNB Financial and each of its Subsidiaries conducts its business in compliance in all material respects with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. CNB Financial and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither CNB Financial nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CNB Financial.

(n) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of CNB Financial or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by CNB Financial or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on CNB Financial’s balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of CNB Financial or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where CNB Financial or any of its Subsidiaries do not file Tax returns that CNB Financial or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to CNB Financial or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on CNB Financial’s balance sheet (in accordance with GAAP). CNB Financial and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. CNB Financial and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and CNB Financial and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither CNB Financial nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC.

(o) Agreements.

(i) CNB Financial’s Disclosure Letter lists, and CNB Financial has previously delivered or made available to United Financial Bancorp a complete and correct copy of, any contract, arrangement, commitment or understanding (whether written or oral) to which CNB Financial or any of its Subsidiaries is a party or is bound:

(A) with any executive officer or other key employee of CNB Financial or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving CNB Financial or any of its Subsidiaries of the nature contemplated by this Agreement;

(B) with respect to the employment of any directors, officers, employees or consultants;

(C) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D) containing covenants that limit the ability of CNB Financial or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, CNB Financial (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(E) pursuant to which CNB Financial or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(F) that relates to borrowings of money (or guarantees thereof) by CNB Financial or any of its Subsidiaries in excess of $50,000, other than advances from the Federal Home Loan Bank of Boston or securities sold under agreements to repurchase with a maturity of thirty-one days or less and entered into in the ordinary course of business; or

(G) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis.

(ii) Neither CNB Financial nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of CNB Financial, no other party to any such agreement (excluding any loan or extension of credit made by CNB Financial or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on CNB Financial.

(p) Intellectual Property. CNB Financial and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. CNB Financial’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to CNB Financial or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that CNB Financial or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by CNB Financial or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that CNB Financial or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. Neither CNB Financial nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that CNB Financial or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of CNB Financial, neither CNB Financial nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of CNB Financial or any of its Subsidiaries.

(q) Labor Matters. CNB Financial and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither CNB Financial nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is CNB Financial or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving CNB Financial or any of its Subsidiaries pending or, to the knowledge of CNB Financial, threatened.

(r) Employee Benefit Plans.

(i) CNB Financial’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of CNB Financial or any of its Subsidiaries (hereinafter referred to collectively as the “CNB Financial Employee Plans”). CNB Financial has previously delivered or made available to United Financial Bancorp true and complete copies of each agreement, plan and other documents referenced in CNB Financial’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year. There has been no announcement or commitment by CNB Financial or any of its Subsidiaries to create an additional CNB Financial Employee Plan, or to amend any CNB Financial Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such CNB Financial Employee Plan. To the Knowledge of CNB Financial, each CNB Financial Employee Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full.

(ii) There is no pending or threatened litigation, administrative action or proceeding relating to any CNB Financial Employee Plan. All of the CNB Financial Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the CNB Financial Employee Plans which is likely to result in the imposition of any penalties or taxes upon CNB Financial or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) Each CNB Financial Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “CNB Financial Qualified Plan”) has received a favorable determination letter from the IRS, and CNB Financial and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. No CNB Financial Qualified Plan is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC). Neither CNB Financial nor any Subsidiary of CNB Financial or any ERISA Affiliate has ever sponsored a CNB Financial Qualified Plan that is subject to Title IV of ERISA (any such plan shall be referred to herein as a “CNB Financial Pension Plan”). Neither CNB Financial nor its Subsidiaries or any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) With respect to each CNB Financial Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) none of CNB Financial or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual knowledge, that if CNB Financial or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on CNB Financial; and (B) none of CNB Financial or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any CNB Financial Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(v) Each CNB Financial Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the IRC) and which has not been terminated has been operated since January 1, 2005 in good faith compliance with Section 409A of the IRC and the regulations issued under Section 409A of the IRC.

(vi) Neither CNB Financial nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any CNB Financial Employee Plan that cannot be amended or terminated upon

60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii) All contributions required to be made with respect to any CNB Financial Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any CNB Financial Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of CNB Financial. All anticipated contributions and funding obligations are accrued on CNB Financial’s consolidated financial statements to the extent required by GAAP. Each CNB Financial Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(s) Properties.

(i) A list and description of all real property owned or leased by CNB Financial or a Subsidiary of CNB Financial is set forth in CNB Financial’s Disclosure Letter. CNB Financial and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which CNB Financial or any of its Subsidiaries is lessee, leases real or personal property is valid and in full force and effect and neither CNB Financial nor any of its Subsidiaries, nor, to CNB Financial’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. A complete and correct copy of each such lease has been provided or made available to United Financial Bancorp. All real property owned or leased by CNB Financial or any of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by CNB Financial to be adequate for the current business of CNB Financial and its Subsidiaries. To the knowledge of CNB Financial, none of the buildings, structures or other improvements located on any real property owned or leased by CNB Financial or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) CNB Financial and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of CNB Financial and its Subsidiaries that is leased rather than owned, neither CNB Financial nor any of its Subsidiaries is in default under the terms of any such lease.

(t) Fairness Opinion. CNB Financial has received the opinion of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to CNB Financial’s shareholders.

(u) Fees. Other than for financial advisory services performed for CNB Financial by Keefe, Bruyette & Woods, Inc. pursuant to an agreement dated January 15, 2009, a true and complete copy of which has been previously delivered or made available to United Financial Bancorp, neither CNB Financial nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for CNB Financial or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v) Environmental Matters.

(i) Each of CNB Financial and its Subsidiaries, the Participation Facilities, and, to the knowledge of CNB Financial, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of CNB Financial, threatened, before any court, governmental agency or board or other forum against CNB Financial or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by CNB Financial or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of CNB Financial, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or CNB Financial or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither CNB Financial nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) There are no underground storage tanks at any properties owned or operated by CNB Financial or any of its Subsidiaries or any Participation Facility. Neither CNB Financial nor any of its Subsidiaries nor, to the knowledge of CNB Financial, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by CNB Financial or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) CNB Financial’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) CNB Financial’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the knowledge of CNB Financial, prior to the period of (A) CNB Financial’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) CNB Financial’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w) Loan Portfolio; Allowance for Loan Losses.

(i) With respect to each Loan owned by CNB Financial or its Subsidiaries in whole or in part:

(A) The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

(B) neither CNB Financial nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C) CNB Financial or a Subsidiary of CNB Financial is the sole holder of legal and beneficial title to each Loan (or CNB Financial’s or its Subsidiary’s applicable participation interest, as applicable), except as otherwise referenced on the books and records of CNB Financial or a Subsidiary of CNB Financial;

(D) the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor CNB Financial’s practices of approving or rejecting Loan applications, violate any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in CNB Financial’s audited balance sheet at December 31, 2008 was, and the allowance for loan losses shown on the balance sheets in CNB Financial’s SEC Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

(x) Anti-takeover Provisions Inapplicable. CNB Financial and its Subsidiaries have taken all actions required to exempt United Financial Bancorp, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an anti-takeover nature contained in CNB Financial and its Subsidiaries organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations applicable to CNB Financial and its Subsidiaries.

(y) Material Interests of Certain Persons. No current or former officer or director of CNB Financial, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of CNB Financial or any of its Subsidiaries.

(z) Insurance. In the opinion of management, CNB Financial and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. CNB Financial’s Disclosure Letter contains a list of all policies of insurance carried and owned by CNB Financial or any of CNB Financial’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by CNB Financial and its Subsidiaries are in full force and effect, CNB Financial and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(aa) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by CNB Financial or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither CNB Financial nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Indemnification. Except as provided in the articles of organization or bylaws of CNB Financial and the similar organizational documents of its Subsidiaries, neither CNB Financial nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of CNB Financial and, to the knowledge of CNB Financial, there are no claims for which any such person would be entitled to indemnification under the articles of organization or bylaws of CNB Financial or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(cc) Corporate Documents and Records. CNB Financial has previously delivered or made available to United Financial Bancorp a complete and correct copy of the articles of organization, bylaws and similar organizational documents of CNB Financial and each of CNB Financial’s Subsidiaries, as in effect as of the date of this Agreement. Neither CNB Financial nor any of CNB Financial’s Subsidiaries is in violation of its articles of organization, bylaws or similar organizational documents. The minute books of CNB Financial and each of CNB Financial’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders. CNB Financial and each of its Subsidiaries maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(dd) CNB Financial Information. The information regarding CNB Financial and its Subsidiaries to be supplied by CNB Financial for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ee) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Commonwealth National Bank has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA. CNB Financial is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause Commonwealth National Bank or any other Subsidiary of CNB Financial: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Commonwealth National Bank. CNB Financial is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either CNB Financial or of its Subsidiaries to undertake any remedial action. The board of directors of Commonwealth National Bank (or where appropriate of any other Subsidiary of CNB Financial) has adopted, and Commonwealth National Bank (or such other Subsidiary of CNB Financial) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and

Commonwealth National Bank (or such other Subsidiary of CNB Financial) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ff) Tax Treatment of the Merger. CNB Financial has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(gg) Internal Controls.

(i) CNB Financial has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that: (A) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of CNB Financial; (B) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied; and (C) access to the material properties and assets of CNB Financial is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of CNB Financial.

(ii) CNB Financial (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to CNB Financial, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CNB Financial by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to CNB Financial’s outside auditors and the audit committee of CNB Financial’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CNB Financial’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in CNB Financial’s internal controls over financial reporting. Any such disclosures were made in writing by management to CNB Financial’s auditors and audit committee. As of the date hereof, there is no reason to believe that CNB Financial’s chief executive officer and chief financial officer will not be able to give the certifications required under SEC regulations when next due.

(hh) Transaction With Affiliates.

(i) All “covered transactions” between CNB Financial and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.

(ii) The CNB Financial Disclosure Letter lists any transaction (including any loan or other credit accommodation) between CNB Financial or any Subsidiary and any affiliate of CNB Financial or any CNB Financial Subsidiary. All such transactions set forth in the Disclosure Letter were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any affiliate of CNB Financial or any Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither CNB Financial nor any Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by CNB Financial is inappropriate.

3.3 Representations and Warranties of United Financial Bancorp. United Financial Bancorp represents and warrants to CNB Financial that, except as set forth in United Financial Bancorp’s Disclosure Letter:

(a) Organization and Qualification. United Financial Bancorp is a corporation duly organized and validly existing under the laws of the State of Maryland and is registered with the OTS as a savings and loan holding company. United Financial Bancorp has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. United Financial Bancorp is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on United Financial Bancorp. United Financial Bancorp engages only in activities (and holds properties only of the types) permitted to savings and loan holding companies by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(b) Subsidiaries.

(i) United Financial Bancorp owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to United Financial Bancorp’s right to vote or dispose of any equity securities of its Subsidiaries. United Financial Bancorp’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or federally-chartered savings banks.

(ii) Each of United Financial Bancorp’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on such Subsidiary.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of United Financial Bancorp are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of United Financial Bancorp other than United Bank are an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. United Bank’s deposits are insured by the FDIC to the fullest extent permitted by law. United Bank is a member in good standing of the Federal Home Loan Bank of Boston. United Bank engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(c) Capital Structure.

(i) The authorized capital stock of United Financial Bancorp consists of: (A) 100,000,000 shares of United Financial Bancorp Common Stock; and (B) 50,000,000 shares of preferred stock, par value $.01 per share.

(ii) As of June 17, 2009, (A) 16,249,970 shares of United Financial Bancorp Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws; (B) no shares of United Financial Bancorp preferred stock, par value $0.01 per share, were issued and outstanding; and (C) 354,258 shares of United Financial Bancorp Common Stock were reserved for issuance pursuant to outstanding grants or awards under United Financial Bancorp’s stock-based benefit plans.

(iii) The shares of United Financial Bancorp Common Stock to be issued in exchange for shares of CNB Financial Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(d) Authority. United Financial Bancorp has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Board of Directors of United Financial Bancorp, and no other corporate proceedings on the part of United Financial Bancorp are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by United Financial Bancorp and constitutes a valid and binding obligation of United Financial Bancorp, enforceable against United Financial Bancorp in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by United Financial Bancorp do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which United Financial Bancorp or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the certificate of incorporation or bylaws of United Financial Bancorp or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of United Financial Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which United Financial Bancorp or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on United Financial Bancorp.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by United Financial Bancorp of this Agreement or the consummation by United Financial Bancorp of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for (i) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal banking authorities, (ii) filing of the Registration Statement with the SEC and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (iii) the registration or qualification of the shares of United Financial Bancorp Common Stock to be issued in exchange for shares of CNB Financial Common Stock under state securities or “blue sky” laws and (iv) the listing of the shares of United Financial Bancorp Common Stock to be issued in exchange for shares of CNB Financial Common Stock on the Nasdaq Global Select Market. As of the date hereof, United Financial Bancorp knows of no reason pertaining to United Financial Bancorp why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Securities Filings. United Financial Bancorp has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since December 31, 2005 (collectively, “United Financial Bancorp’s Reports”). None of United Financial Bancorp’s Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of United Financial

Bancorp’s Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of United Financial Bancorp included in United Financial Bancorp’s Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(h) Financial Statements. United Financial Bancorp has previously made available to CNB Financial copies of (i) the consolidated balance sheets of United Financial Bancorp and its Subsidiaries as of December 31, 2008 and 2007 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2008, together with the notes thereto, accompanied by the audit report of United Financial Bancorp’s independent public auditors, as reported in United Financial Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC and (ii) the unaudited consolidated balance sheet of United Financial Bancorp and its Subsidiaries as of March 31, 2009 and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the three months ended March 31, 2009. Such financial statements were prepared from the books and records of United Financial Bancorp and its Subsidiaries, fairly present the consolidated financial position of United Financial Bancorp and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of United Financial Bancorp and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes to the extent permitted under applicable regulations. The books and records of United Financial Bancorp and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither United Financial Bancorp nor any of its Subsidiaries has incurred any material debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated financial statements of United Financial Bancorp as of December 31, 2008 as included in United Financial Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2008, except for (i) liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on United Financial Bancorp and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Except as disclosed in United Financial Bancorp’s Reports filed with the SEC prior to the date of this Agreement, since December 31, 2008, (i) United Financial Bancorp and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on United Financial Bancorp.

(k) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of United Financial Bancorp, threatened against or affecting United Financial Bancorp or any of its Subsidiaries or any property or asset of United Financial Bancorp or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on United Financial Bancorp or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against United Financial Bancorp or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on United Financial Bancorp.

(l) Absence of Regulatory Actions. Since December 31, 2005, neither United Financial Bancorp nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of United Financial Bancorp or its Subsidiaries.

(m) Compliance with Laws. United Financial Bancorp and each of its Subsidiaries conducts its business in compliance in all material respects with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. United Financial Bancorp and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither United Financial Bancorp nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on United Financial Bancorp.

(n) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of United Financial Bancorp or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by United Financial Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on United Financial Bancorp’s balance sheets (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of United Financial Bancorp or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where United Financial Bancorp or any of its Subsidiaries do not file Tax returns that United Financial Bancorp or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to United Financial Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on United Financial Bancorp’s balance sheet (in accordance with GAAP). United Financial Bancorp and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. United Financial Bancorp and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and United Financial Bancorp and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(o) Intellectual Property. United Financial Bancorp and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. With respect to each item of Intellectual Property owned by United Financial Bancorp or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that United Financial Bancorp or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. Neither United Financial Bancorp nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that United Financial Bancorp or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of United Financial Bancorp, neither United Financial Bancorp nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of United Financial Bancorp or any of its Subsidiaries.

(p) Labor Matters. United Financial Bancorp and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither United Financial Bancorp nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is United Financial Bancorp or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving United Financial Bancorp or any of its Subsidiaries pending or, to the knowledge of United Financial Bancorp, threatened.

(q) Employee Benefit Plans.

(i) United Financial Bancorp’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of United Financial Bancorp or any of its Subsidiaries (hereinafter referred to collectively as the “United Financial Bancorp Employee Plans”). United Financial Bancorp has previously delivered or made available to CNB Financial true and complete copies of each agreement, plan and other documents referenced in United Financial Bancorp’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year. To the Knowledge of United Financial Bancorp, each United Financial Bancorp Employee Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. All material contributions required to be made under the terms of any United Financial Bancorp Employee Plan or any employee benefit arrangements to which United Financial Bancorp or any Subsidiary is a party or a sponsor have been timely made.

(ii) There is no pending or threatened litigation, administrative action or proceeding relating to any United Financial Bancorp Employee Plan. All of the United Financial Bancorp Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the United Financial Bancorp Employee Plans which is likely to result in the imposition of any penalties or taxes upon United Financial Bancorp or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by United Financial Bancorp or any of its Subsidiaries to be incurred with respect to any United Financial Bancorp Employee Plan which is subject to Title IV of ERISA (“United Financial Bancorp Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by United Financial Bancorp or any ERISA Affiliate. No United Financial Bancorp Pension

Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any United Financial Bancorp Pension Plan within the 12-month period ending on the date hereof. Neither United Financial Bancorp nor any of its Subsidiaries has provided, or is required to provide, security to any United Financial Bancorp Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither United Financial Bancorp, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) Each United Financial Bancorp Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “United Financial Bancorp Qualified Plan”) has received a favorable determination letter from the IRS, and United Financial Bancorp and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter.

(v) With respect to each United Financial Bancorp Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) none of United Financial Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual knowledge, that if United Financial Bancorp or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on United Financial Bancorp; and (B) none of United Financial Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any United Financial Bancorp Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi) All contributions required to be made with respect to any United Financial Bancorp Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any United Financial Bancorp Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of United Financial Bancorp. All anticipated contributions and funding obligations are accrued on United Financial Bancorp’s consolidated financial statements to the extent required by GAAP.

(r) Properties.

(i) United Financial Bancorp and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which United Financial Bancorp or any of its Subsidiaries is lessee, leases real or personal property is valid and in full force and effect and neither United Financial Bancorp nor any of its Subsidiaries, nor, to United Financial Bancorp’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. All real property owned or leased by United Financial Bancorp or any of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by United Financial Bancorp to be adequate for the current business of United Financial Bancorp and its Subsidiaries. To the knowledge of United Financial Bancorp, none of the buildings, structures or other improvements located on any real property owned or leased by United Financial Bancorp or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) United Financial Bancorp and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of United Financial Bancorp and its Subsidiaries that is leased rather than owned, neither United Financial Bancorp nor any of its Subsidiaries is in default under the terms of any such lease.

(s) Reserved.

(t) Environmental Matters.

(i) Each of United Financial Bancorp and its Subsidiaries, the Participation Facilities, and, to the knowledge of United Financial Bancorp, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of United Financial Bancorp, threatened, before any court, governmental agency or board or other forum against United Financial Bancorp or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by United Financial Bancorp or any of its Subsidiaries or any Participation Facility.

(iii) Neither United Financial Bancorp nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(iv) During the period of (A) United Financial Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) United Financial Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the knowledge of United Financial Bancorp, prior to the period of (A) United Financial Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) United Financial Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(u) Material Interests of Certain Persons. No current or former officer or director of United Financial Bancorp, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of United Financial Bancorp or any of its Subsidiaries.

(v) Insurance. In the opinion of management, United Financial Bancorp and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. United Financial Bancorp’s Disclosure Letter contains a list of all policies of insurance carried and owned by United Financial Bancorp or any of United Financial Bancorp’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by United Financial Bancorp and its Subsidiaries are in full force and effect, United Financial Bancorp and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(w) Indemnification. Except as provided in the certificate of incorporation or bylaws of United Financial Bancorp and the similar organizational documents of its Subsidiaries, neither United Financial Bancorp nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of United Financial Bancorp and, to the knowledge of United Financial Bancorp, there are no claims for which any such person would be entitled to indemnification under the certificate of incorporation or bylaws of United Financial Bancorp or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(x) Corporate Documents and Records. United Financial Bancorp has previously delivered or made available to CNB Financial a complete and correct copy of the certificate of incorporation, bylaws and similar organizational documents of United Financial Bancorp and each of United Financial Bancorp’s Subsidiaries, as in effect as of the date of this Agreement. Neither United Financial Bancorp nor any of United Financial Bancorp’s Subsidiaries is in violation of its certificate of incorporation, bylaws or similar organizational documents. The minute books of United Financial Bancorp and each of United Financial Bancorp’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders. United Financial Bancorp and each of its Subsidiaries maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(y) CRA, Anti-Money Laundering, OFAC and Customer Information Security. United Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. United Bank is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause United Bank or any other Subsidiary of United Financial Bancorp: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by United Bank. United Financial Bancorp is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either United Financial Bancorp or of its Subsidiaries to undertake any remedial action. The board of directors of United Bank (or where appropriate of any other Subsidiary of United Financial Bancorp) has adopted, and United Bank (or such other Subsidiary of United Financial Bancorp) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and United Bank (or such other Subsidiary of United Financial Bancorp) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(z) United Financial Bancorp Information. The information regarding United Financial Bancorp and its Subsidiaries to be supplied by United Financial Bancorp for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof that relate only to CNB Financial or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

(aa) Tax Treatment of the Merger. United Financial Bancorp has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(bb) Allowance for Loan Losses. The allowance for loan losses reflected in United Financial Bancorp’s audited balance sheet at December 31, 2008 was, and the allowance for loan losses shown on the balance sheets in United Financial Bancorp’s Reports for periods after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

(cc) Internal Controls.

(i) United Financial Bancorp has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that: (A) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of United Financial Bancorp; (B) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied; and (C) access to the material properties and assets of United Financial Bancorp is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of United Financial Bancorp.

(ii) United Financial Bancorp (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to United Financial Bancorp, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of United Financial Bancorp by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to United Financial Bancorp’s outside auditors and the audit committee of United Financial Bancorp’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect United Financial Bancorp’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in United Financial Bancorp’s internal controls over financial reporting. Any such disclosures were made in writing by management to United Financial Bancorp’s auditors and audit committee. As of the date hereof, there is no reason to believe that United Financial Bancorp’s chief executive officer and chief financial officer will not be able to give the certifications required under SEC regulations when next due.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by CNB Financial. Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, CNB Financial shall not, nor shall CNB Financial permit any of its Subsidiaries to, without the prior written consent of United Financial Bancorp, which consent shall not be unreasonably withheld:

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and consistent with Section 4.1(s) hereof and (B) advances from the Federal Home Loan Bank of Boston with a maturity of not more than one year;

(ii) prepay any indebtedness or other similar arrangements so as to cause CNB Financial to incur any prepayment penalty thereunder;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend or any other distribution on its capital stock;

(iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock except pursuant to the exercise of stock options or warrants outstanding as of the date hereof; or

(v) except in connection with the exercise of outstanding stock options or withholdings for taxes related thereto under any of the CNB Financial stock-based incentive plans, directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f) enter into, renew, amend or terminate any contract, plan or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $10,000 per annum and other than contracts or agreements covered by Section 4.1(g);

(g) (i) except as provided in Section 4.1(g)(ii) below, renegotiate, renew, increase, extend or modify any loan, lease (credit equivalent), advance (other than existing approved commitments or lines of credit), credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except: (x) for renegotiations, renewals, increases, extensions or modifications not required to be approved by the executive committee of the board of directors of Commonwealth National Bank pursuant to existing loan policies with notification in reasonable detail to United Financial Bancorp for credits in amounts that exceed an aggregate of $500,000 with respect to any individual borrower; or (y) for renegotiations, renewals, increases, extensions or modifications required to be approved by the executive committee of the board of directors of Commonwealth National Bank pursuant to existing loan policies, only if approved by the executive committee of the board of directors of Commonwealth National Bank in accordance with such policies; provided; however, that no loan, lease (credit equivalent), advance, credit enhancement or other extension of credit shall be eligible for approval by the executive committee of the board of directors if the United Financial Bancorp designee appointed under Section 5.3(e) of this Agreement, who must be at least a senior vice president, has delivered a written objection to the Chief Executive Officer of Commonwealth National Bank two business days prior to the executive committee meeting; provided that such designee must receive such loan information no later than four business days before an executive committee meeting. The designee then must attend, either by phone or in person, the executive committee meeting in which the credit is presented, discussed detailed concerns related to the approval, suggest appropriate and reasonable scenarios to approve, mitigate or work through said credit;

(ii) with regard to any loan, lease, advance, credit enhancement or other extension of credit to any borrower that is in default of any loan or other agreement with CNB Financial or any of its Subsidiaries, or to any borrower with respect to any loan or asset which is rated “6” or worse pursuant to the loan and asset grading policies and procedures of CNB Financial or any of its Subsidiaries, or to any affiliate of any such person, renegotiate, renew, increase, extend or modify any loan, lease (credit equivalent), advance (other than existing approved commitments or lines of credit), credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except for renegotiations, renewals, increases, extensions or modifications to which: (x) United Financial Bancorp provides prior written consent of United Financial Bancorp, which consent shall not be unreasonably withheld; and (y) the executive committee of the board of directors of Commonwealth National Bank approves in accordance with its written loan policies; or

(iii) make or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $500,000 with respect to any individual borrower, or (ii) loans or advances as to which CNB Financial has a binding obligation to make such loans or advances as of the date hereof.

(h) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of CNB Financial or Commonwealth National Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(i) (i) increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement, employment agreement, change in control agreement or severance agreement with or for the benefit of any employee or director;

(iii) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv) except for a new principal financial and/or accounting officer pursuant to such terms and conditions, including compensation amounts, as agreed to by United Financial Bancorp, elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $30,000;

(j) settle any claim, action or proceeding involving payment by it of money damages in excess of $20,000 or impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k) amend its articles of organization or bylaws, or similar governing documents;

(l) restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(m) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

(n) other than for capital expenditures described in Section 3.2(j) of the CNB Financial Disclosure Letter, make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(o) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(q) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(r) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(s) implement or adopt any change in its policies or practices with respect to deposit liabilities, or incur or create any deposit liabilities with terms of greater than one year, except that this restriction shall not prevent CNB Financial from rolling over or renewing any existing deposit liability with a term of greater than one year on terms and conditions consistent with prevailing market rates and conditions; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by CNB Financial or response thereto by United Financial Bancorp shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by United Financial Bancorp. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, United Financial Bancorp shall not, nor shall United Financial Bancorp permit any of its Subsidiaries to, without the prior written consent of CNB Financial, which shall not unreasonably be withheld (except as specified in Sections 4.2(e) and (f) below):

(a) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(d) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2;

(e) enter into any material definitive merger agreement, purchase and assumption agreement or similar document involving United Financial Bancorp or any of its Subsidiaries with respect to the acquisition of any other insured depository institution, without the prior notification by written, oral or electronic means to the Chairman of the Board of Directors of CNB Financial; or

(f) issue any additional shares of United Financial Bancorp Common Stock or any securities convertible into United Financial Bancorp common stock, except for existing and future grants under United Financial Bancorp’s stock-based benefit plans, without the prior notification by written, oral or electronic means to the Chairman of the Board of Directors.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) Except as permitted by this Agreement, CNB Financial shall not, and shall cause its Subsidiaries and any of its Subsidiaries’ officers, directors or employees and any investment banker, financial advisor, attorney, accountant or other representative retained by CNB Financial or any of its Subsidiaries not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than United Financial Bancorp), regarding an Acquisition Proposal, (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby, (iv) except as to employees who are not executive officers, make any public statement critical of United Financial Bancorp or any of its Subsidiaries, its board of directors, its management or the Merger or (v) except as to employees who are not executive officers, join with or assist any person or entity, directly or indirectly, in opposing or making any statement in opposition to, the Merger. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of CNB Financial or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by CNB Financial or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by CNB Financial. Notwithstanding the foregoing, CNB Financial may, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Section 5.1, (x) furnish non-public information with respect to CNB Financial to the person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between CNB Financial and United Financial Bancorp dated May 28, 2009 and (y) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as CNB Financial’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b) CNB Financial will notify United Financial Bancorp immediately orally (within one day) and in writing (within three days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to United Financial Bancorp any written materials received by CNB Financial or any of its Subsidiaries in connection therewith. CNB Financial will keep United Financial Bancorp informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof.

(c) CNB Financial will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. CNB Financial will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1. CNB Financial will promptly request each person (other than United Financial Bancorp) that has executed a confidentiality agreement in the 12 months prior to the date hereof in connection with its consideration of a business combination with CNB Financial or any of its Subsidiaries to return or destroy all confidential information previously furnished to such person by or on behalf of CNB Financial or any of its Subsidiaries. CNB Financial shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this

Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice, CNB Financial shall (and shall cause its Subsidiaries to) afford United Financial Bancorp and its representatives (including, without limitation, directors, officers and employees of United Financial Bancorp and its affiliates and counsel, accountants and other professionals retained by it) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information as may reasonably be requested; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by CNB Financial in this Agreement.

(b) From the date hereof until the Effective Time, CNB Financial shall, and shall cause CNB Financial’s Subsidiaries to, promptly provide United Financial Bancorp with (i) a copy of each report filed with federal or state banking regulators, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as United Financial Bancorp may reasonably request and United Financial Bancorp shall, and shall cause United Financial Bancorp’s Subsidiaries to, promptly provide CNB Financial with a copy of each periodic report filed with the SEC and call reports filed with federal or state bank regulators. Notwithstanding the foregoing, neither CNB Financial nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c) United Financial Bancorp will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, United Financial Bancorp will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to United Financial Bancorp or an affiliate of United Financial Bancorp, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to United Financial Bancorp or an affiliate of United Financial Bancorp from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of CNB Financial or (iv) is or becomes readily ascertainable from published information or trade sources.

(d) From and after the date hereof, representatives of United Financial Bancorp and CNB Financial shall meet on a regular basis to discuss and plan for the conversion of CNB Financial’s and its Subsidiaries’ data processing and related electronic informational systems to those used by United Financial Bancorp and its Subsidiaries with the goal of conducting such conversion as soon as is practicable following the consummation of the Bank Merger. In connection therewith, the parties hereto shall cooperate with each other and use their reasonable best efforts to provide customers with any communications and/or notices that are necessary or advisable.

(e) CNB Financial shall give notice, and shall cause Commonwealth National Bank to give notice, to a designee of United Financial Bancorp, and shall invite such person to attend all regular and special meetings of the Board of Directors of CNB Financial and Commonwealth National Bank, and all meetings of Board committees and all regular and special meetings of any senior management committee (including but not limited to the executive committee and the loan and discount committee of Commonwealth National Bank) of CNB Financial or Commonwealth National Bank. Such designees shall have no right to vote and shall not attend sessions of board and committees during which there is being discussed (i) matters involving this Agreement, (ii) information or material that CNB Financial or Commonwealth National Bank is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of CNB Financial or Commonwealth National Bank, or (iii) pending or threatened litigation or investigations if, on the advice of counsel to CNB Financial, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file within 30 days of the date hereof, or as soon as practicable thereafter, all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. CNB Financial and United Financial Bancorp shall furnish each other with all information concerning themselves, their respective subsidiaries, and their and their respective subsidiaries’ directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of United Financial Bancorp, CNB Financial or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger. United Financial Bancorp and CNB Financial shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to United Financial Bancorp and CNB Financial, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.

5.5 Anti-takeover Provisions. CNB Financial and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt United Financial Bancorp, United Bank, the Agreement, the Plan of Bank Merger and the Merger from any provisions of an anti-takeover nature in CNB Financial’s or its Subsidiaries’ articles of organization and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter CNB Financial and United Financial Bancorp shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any

Governmental Entity; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8 CNB Financial Shareholder Meeting. CNB Financial will submit to its shareholders this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, CNB Financial will take, in accordance with applicable law and its articles of organization and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the “Shareholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. CNB Financial’s Board of Directors will use all reasonable best efforts to obtain from its shareholders a vote approving this Agreement. Except as provided in this Agreement, (i) CNB Financial’s Board of Directors shall recommend to its shareholders approval of this Agreement, (ii) the Proxy Statement-Prospectus shall include a statement to the effect that CNB Financial’s Board of Directors have recommended that its shareholders vote in favor of the approval of this Agreement and (iii) neither CNB Financial’s Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of CNB Financial’s Board of Directors that its shareholders vote in favor of approval of this Agreement or make any statement in connection with the Shareholder Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”). Notwithstanding the foregoing, if (x) CNB Financial has complied in all material respects with its obligations under Section 5.1, (y) CNB Financial (1) has received an unsolicited bona fide written Acquisition Proposal from a third party that CNB Financial’s Board of Directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by United Financial Bancorp pursuant to clause (3) below, (2) has notified United Financial Bancorp, at least five business days in advance, of its intention to effect a Change in Recommendation, specifying the material terms and conditions of any such Superior Proposal and furnishing to United Financial Bancorp a copy of the relevant proposed transaction documents, if such exist, with the person making such Superior Proposal and (3) during the period of not less than five business days following CNB Financial’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with United Financial Bancorp in good faith (to the extent that United Financial Bancorp desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (z) CNB Financial’s Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to shareholders at the Shareholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to shareholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the shareholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

5.9 Registration of United Financial Bancorp Common Stock.

(a) As promptly as reasonably practicable following the date hereof, United Financial Bancorp shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of United Financial Bancorp Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”). The Registration Statement shall contain proxy materials relating to the matters to be submitted to the CNB Financial shareholders at the Shareholder Meeting, which shall also constitute the prospectus relating to the shares of United Financial Bancorp Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). CNB Financial will furnish to United Financial Bancorp the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with United Financial Bancorp and approve the form of, and any characterizations of such information included in, the

Registration Statement prior to its being filed with the SEC. United Financial Bancorp shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. United Financial Bancorp and CNB Financial will each use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to the shareholders of CNB Financial as promptly as practicable after the Registration Statement is declared effective under the Securities Act. United Financial Bancorp will advise CNB Financial, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the United Financial Bancorp Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to United Financial Bancorp or CNB Financial, or any of their respective affiliates, officers or directors, should be discovered by United Financial Bancorp or CNB Financial which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by United Financial Bancorp with the SEC and disseminated by CNB Financial to the shareholders of CNB Financial.

(b) United Financial Bancorp shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of CNB Financial and United Financial Bancorp shall furnish all information concerning it and the holders of CNB Financial Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, United Financial Bancorp shall notify The Nasdaq Global Select Market of the additional shares of United Financial Bancorp Common Stock to be issued by United Financial Bancorp in exchange for the shares of CNB Financial Common Stock.

5.10 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of CNB Financial and United Financial Bancorp shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11 Employee Benefit Matters.

(a) All persons who are employees of Commonwealth National Bank immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of United Bank; provided, however, that in no event shall any of Commonwealth National Bank’s employees be officers of United Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of United Bank. Except for those persons who enter into an employment agreement with United Bank, all of the Continuing Employees shall be employed at the will of United Bank and no contractual right to employment shall inure to such employees because of this Agreement.

(b) Continuing Employees will receive credit for service with CNB Financial for purposes of vesting and determination of eligibility to participate, but not for accrual of benefits, in United Financial Bancorp’s 401(k) plan (The Defined Contribution Plan (Plan A) of the CBERA Retirement Program) and the United Bank Employee Stock Ownership Plan. Each Continuing Employee with sufficient CNB Financial service credit to satisfy the United Financial Bancorp 401(k) plan eligibility service requirement who has also attained the requisite plan participation age shall be eligible to participate in the United Financial Bancorp 401(k) plan at the Effective Time. Each Continuing Employee with sufficient CNB Financial service credit to satisfy the United Bank Employee Stock Ownership Plan eligibility service requirement who has also attained the requisite plan participation age shall be eligible to participate in the United Bank Employee Stock Ownership Plan at the Effective Time. CNB Financial shall take the requisite action to cause the CNB Financial 401(k) Plan to be frozen as to future contributions effective immediately prior to the Effective Time. If requested by United Financial Bancorp, CNB Financial will take all necessary action to terminate the CNB Financial 401(k) Plan immediately prior to the Effective Time. Final distributions from the CNB Financial 401(k) Plan need not be made by the Effective Date and may be conditioned upon receipt of a letter from the IRS confirming that upon termination the CNB Financial 401(k) Plan remains qualified under section 401 of the Code.

(c) With respect to each Continuing Employee covered under a health or other employee welfare benefit plan maintained by CNB Financial as of the Effective Time, United Financial Bancorp at its election shall either (i) cause such Continuing Employee to participate in the comparable plan maintained by United Financial Bancorp on the same basis as other similarly situated United Financial Bancorp employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar CNB Financial plan at the Effective Time of the Merger; or (ii) cause the plan maintained by CNB Financial shall continue to be maintained for the benefit of the Continuing Employee.

(d) Each employee of CNB Financial or a Subsidiary who has been employed by CNB Financial or a Subsidiary for twelve months prior to the Effective Time, except any employee who is a party to a change in control agreement with CNB Financial or a Subsidiary, shall be entitled upon an involuntary termination of employment (other than for “Just Cause”) occurring at the Effective Time or within one year following the Effective Time, to a severance payment equal to two weeks of base salary for each full year of service with CNB Financial or a Subsidiary up to a maximum benefit equal to 26 weeks of base salary, provided that no benefit shall be less than four weeks base salary. For these purposes, “Just Cause” shall mean termination due to the employee’s personal dishonesty, incompetence, willful misconduct, any breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than minor traffic violations or similar offenses) or final cease-and-desist order. Any payment of severance shall be made not later than twenty business days following the individual’s termination of employment.

(e) United Financial Bancorp shall honor all obligations under the change-in-control agreements as set forth in CNB Financial’s Disclosure Letter.

(f) United Financial Bancorp shall provide customary outplacement services to all employees of CNB Financial and CNB Financial Subsidiaries, including executive officers, whose employment is terminated in connection with the Merger.

(g) Employees of CNB Financial or a CNB Financial Subsidiary shall be eligible to receive a “retention” bonus from CNB Financial (or the applicable Subsidiary) as determined by the Board of Directors of CNB Financial (with the approval of the Chief Executive Officer of United Financial Bancorp) in the event that such employee remains an employee of CNB Financial (or the applicable CNB Financial Subsidiary), until the date the systems conversion occurs (or such other date established or adjusted by United Financial Bancorp not to exceed forty-five 45 days following the date the system conversion occurs) or is terminated prior to the date of the systems conversion, but after the Effective Time, and satisfactorily fulfills the duties and responsibilities of the position of such employee of CNB Financial (or the applicable CNB Financial Subsidiary) through the employee’s termination date.

5.12 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, United Financial Bancorp agrees to indemnify and hold harmless each present and former director and officer of CNB Financial and its Subsidiaries and each officer or employee of CNB Financial and its Subsidiaries that is serving or has served as a director or officer of another entity expressly at CNB Financial’s request or direction (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to CNB Financial’s articles of organization and bylaws as in effect on the date of this Agreement and to the fullest extent permitted by law.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify United Financial Bancorp thereof, but the failure to so notify shall not relieve United Financial Bancorp of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice United Financial Bancorp.

(c) United Financial Bancorp shall use its reasonable best efforts to maintain CNB Financial’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by CNB Financial’s existing policy, including United Financial Bancorp’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of six years after the Effective Time; provided, however, that in no event shall United Financial Bancorp be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(c), an amount in the aggregate in excess of 150% of the amount of the annual premiums paid by CNB Financial as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, United Financial Bancorp shall obtain the most advantageous coverage obtainable for a premium equal to the Maximum Insurance Amount.

(d) In the event United Financial Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of United Financial Bancorp assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13 Section 16 Matters. Prior to the Effective Time, United Financial Bancorp shall take all such steps as may be required to cause any acquisitions of United Financial Bancorp Common Stock resulting from the transactions contemplated by this Agreement (including, without limitation, pursuant to the terms of the Converted Options) by each director or officer of CNB Financial who becomes subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to United Financial Bancorp to be exempt under Rule 16b-3 promulgated under the Exchange Act. CNB Financial agrees to promptly furnish United Financial Bancorp with all requisite information necessary for United Financial Bancorp to take the actions contemplated by this Section 5.13.

5.14 Board of Directors. United Financial Bancorp shall take all action necessary to appoint one member of CNB Financial’s Board of Directors, selected by United Financial Bancorp after consultation with CNB Financial, to United Financial Bancorp’s and United Bank’s Board of Directors, effective immediately following the Effective Time.

5.15 Funds Availability

At the Effective Time, United Financial Bancorp shall have sufficient funds available to pay the aggregate Per Share Cash Consideration.

5.16 CNB Financial Loan Participations

CNB Financial shall obtain all necessary waivers, consents, approvals and authorizations that may be required under any agreement or contract to which CNB Financial or any of its subsidiaries is a party or by which any of its assets may be bound, including any CNB Financial loan participation agreement or lease, as a result of the transactions contemplated in this Agreement.

5.17 Berkshire Hills Bancorp Termination Fee.

Prior to the execution of this Agreement, CNB Financial has entered into a Merger Termination Agreement with Berkshire Hills Bancorp, Inc. that provides for the payment of the Fee, as defined in the Berkshire Hills Bancorp Agreement (the “Berkshire Hills Bancorp Fee”), in accordance with Section 7.2 of the Berkshire Hills Bancorp Agreement, as amended, dated April 29, 2009. United Financial Bancorp agrees to pay the Berkshire Hills Bancorp Fee on behalf of CNB Financial pursuant to the terms of the Merger Termination Agreement. If this Agreement is terminated: (a) in circumstances requiring payment of a Fee pursuant to Section 7.2 of this Agreement; or (b) by United Financial Bancorp under Section 7.1(c) of this Agreement under circumstances where failure to fulfill Section 7.1(c) of this Agreement are for reasons primarily attributable to CNB Financial, then CNB Financial shall reimburse United Financial Bancorp for the Berkshire Hills Bancorp Fee. The reimbursement provided in this Section 5.17 shall be in addition to any Fee that may be payable to United Financial Bancorp pursuant to Section 7.2 of this Agreement.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the requisite vote of CNB Financial’s shareholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to United Financial Bancorp of the transactions contemplated hereby that, had such condition or requirement been known, United Financial Bancorp would not, in its reasonable judgment, have entered into this Agreement.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. United Financial Bancorp and CNB Financial shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on United Financial Bancorp (after giving effect to the consummation of the transactions contemplated hereby).

(e) Tax Opinions. United Financial Bancorp and CNB Financial shall have received opinions of Locke Lord Bissell & Liddell LLP and Kilpatrick Stockton LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to CNB Financial and United Financial Bancorp, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) United Financial Bancorp and CNB Financial will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of United Financial Bancorp, CNB Financial and others.

(f) Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and United Financial Bancorp shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(g) Nasdaq Listing. To the extent required, the shares of United Financial Bancorp Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

6.2 Conditions to the Obligations of United Financial Bancorp. The obligations of United Financial Bancorp to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by United Financial Bancorp:

(a) CNB Financial’s Representations and Warranties. Each of the representations and warranties of CNB Financial contained in this Agreement and in any certificate or other writing delivered by CNB Financial pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of CNB Financial’s Obligations. CNB Financial shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. United Financial Bancorp shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of CNB Financial to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

6.3 Conditions to the Obligations of CNB Financial. The obligations of CNB Financial to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by CNB Financial:

(a) United Financial Bancorp’s Representations and Warranties. Each of the representations and warranties of United Financial Bancorp contained in this Agreement and in any certificate or other writing delivered by United Financial Bancorp pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of United Financial Bancorp’s Obligations. United Financial Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. CNB Financial shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of United Financial Bancorp to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII

TERMINATION

7.1 Termination.

This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite shareholder approval:

(a) by the mutual written consent of United Financial Bancorp and CNB Financial; or

(b) by either United Financial Bancorp or CNB Financial, in the event of the failure of CNB Financial’s shareholders to approve the Agreement at the CNB Financial Shareholder Meeting; provided, however, that CNB Financial shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c) by either United Financial Bancorp or CNB Financial, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either United Financial Bancorp or CNB Financial, in the event that the Merger is not consummated by January 31, 2010, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e) by either United Financial Bancorp or CNB Financial (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(f) by United Financial Bancorp, (i) if CNB Financial shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii) if the CNB Financial’s Board of Directors does not publicly recommend in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement, the Board of Directors of CNB Financial withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to United Financial Bancorp.

7.2 Termination Fee.

(a) CNB Financial shall pay to United Financial Bancorp a fee of $1,227,000 (the “Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by United Financial Bancorp pursuant to Section 7.1(f), then CNB Financial shall pay the Fee on the second business day following such termination; or

(ii) if this Agreement is terminated by (A) either party pursuant to Section 7.1(b) or (B) by United Financial Bancorp pursuant to Section 7.1(e) because of CNB Financial’s willful breach of any representation, warranty, covenant or agreement under this Agreement, and in any such case an Acquisition Proposal with respect to CNB Financial shall have been publicly announced or otherwise communicated or made known to CNB Financial’s Board of Directors (or any person shall have publicly announced, communicated or made known an intention to make an Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the Shareholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), then CNB Financial shall pay (x) one third of the Fee to United Financial Bancorp on the second business day following such termination and (y) if within 12 months after such termination CNB Financial enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then CNB Financial shall pay the remainder of the Fee on the date of such execution or consummation.

(b) Any amount that becomes payable pursuant to Section 7.2(a) shall be paid by wire transfer of immediately available funds to an account designated by United Financial Bancorp in writing to CNB Financial.

(c) CNB Financial acknowledges that the agreement contained in Section 7.2(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement by CNB Financial, United Financial Bancorp would not have entered into this Agreement and that such amounts do not constitute a penalty. If CNB Financial fails to pay the amounts due under Section 7.2(a) with the time periods specified, CNB Financial shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by United Financial Bancorp in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) Notwithstanding anything to the contrary contained herein, CNB Financial shall be obligated, subject to the terms of this Section 7.2, to pay only one Fee.

7.3 Effect of Termination. In the event of termination of this Agreement by either United Financial Bancorp or CNB Financial as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of CNB Financial, no amendment or modification may be made that would alter or change the amount or the kind of consideration to be received by holders of CNB Financial Common Stock, that would change the articles of organization or certificate of incorporation of the parties hereto, that would change any of the other terms or conditions of this Agreement in a manner that would materially adversely affect the holders of CNB Financial Common Stock, or that would contravene any provision of the MBCA or MGCL, or the federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles (except to the extent that mandatory provisions of federal law are applicable).

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to United Financial Bancorp, to:

Richard B. Collins

Chairman, President and Chief Executive Officer

95 Elm Street

West Springfield, MA 01089

Facsimile: (413) 443-3587

With copies to:

Locke Lord Bissell & Liddell LLP.

401 9th Street, N.W.

Suite 400 South

Washington, D.C. 20004

Facsimile: (202) 521.4203

Attention: Douglas P. Faucette, Esq.

If to CNB Financial, to:

Cary J. Corkin

Chairman of the Board of Directors

CNB Financial Corp.

c/o The Entwistle Company

6 Bigelow Street

Hudson, Massachusetts 01749

Facsimile: (508) 481-4004

With copies to:

Kilpatrick Stockton LLP

607 14th Street, N.W.

Suite 900

Washington, D.C. 20005

Facsimile: (202) 204-5632

Attention: Scott A. Brown, Esq.

8.8 Entire Agreement; etc. This Agreement, together with the Exhibits and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10 Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

United Financial Bancorp, Inc.

By:	/s/ RICHARD B. COLLINS
Richard B. Collins
Chairman, President and Chief Executive Officer

CNB Financial Corp.

By:	/s/ CARY J. CORKIN
Cary J. Corkin
Chairman of the Board

Annex B

June 25, 2009

Board of Directors

CNB Financial Corp.

33 Waldo Street

Worcester, MA 01613

Dear Board Members:

You have requested our opinion as an independent investment banking firm regarding the fairness, from a financial point of view, to the shareholders of CNB Financial Corp., a Massachusetts-chartered corporation (“CFNA”), of the Per Share Merger Consideration (the “Consideration”) to be paid pursuant to the terms of the proposed Agreement and Plan of Merger, dated as of June 25, 2009 (the “Agreement”), in the merger (the “Merger”) between CFNA, Commonwealth National Bank, a nationally chartered bank and wholly-owned subsidiary of CFNA, and United Financial Bancorp, Inc. (“UBNK”), a Maryland corporation. We have not been requested to opine as to, and our opinion does not in any manner address, CFNA’s underlying business decision to proceed with or effect the Merger.

Pursuant to the Agreement, at the effective time of the Merger, CFNA will merge with and into UBNK, and the separate corporate existence of CFNA shall cease. UBNK will be the surviving corporation. Concurrently with or as soon as practicable after the execution and delivery of the Agreement, Commonwealth National Bank will merge with and into United Bank, a wholly owned subsidiary of UBNK. Under the terms of the agreement, the shareholders of CFNA will receive 0.8257 shares of UBNK common stock for each share of CFNA common stock. The aggregate Consideration will be comprised of 50% stock and 50% cash as detailed in the Agreement.

Keefe, Bruyette & Woods, Inc. has acted as financial advisor to CFNA. As part of our investment banking business, we are continually engaged in the valuation of thrift and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, CFNA and UBNK, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of CFNA and UBNK for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to CFNA. We have acted exclusively for the Board of Directors of CFNA in rendering this fairness opinion and will receive a fee from CFNA for our services. A portion of our fee is contingent upon the successful completion of the Merger.

During the past two years, we have acted as an underwriter to UBNK in their $95.6 million second-stage mutual to stock equity offering in December of 2007.

In connection with this opinion we reviewed certain financial and other business data supplied to us by CFNA, including (i) the Agreement and Plan of Merger (ii) the 10-QSB report for the quarter ended March 31, 2009 (iii) Annual Reports and 10-KSB reports for the years ended December 31, 2008, 2007 and 2006 (iv) and other information we deemed relevant. We also discussed with senior management and directors of CFNA, the current position and prospective outlook for CFNA. We reviewed financial and stock market data of other banks and the financial and structural terms of several other recent transactions involving mergers and acquisitions of banks or proposed changes of control of comparably situated companies.

Keefe, Bruyette & Woods, Inc. — 225 Franklin Street, Suite 1720 — Boston, MA 02110

B-1

Board of Directors

CNB Financial Corp.

June 25, 2009

For UBNK, we reviewed (i) the 10-QSB report for the quarter ended March 31, 2009 (ii) Annual Reports and 10-KSB reports for the years ended December 31, 2008, 2007 and 2006 (iii) and other information we deemed relevant. We also discussed with members of the senior management team of UBNK, the current position and prospective outlook for UBNK.

For purposes of this opinion we have relied, without independent verification, on the accuracy and completeness of the material furnished to us by CFNA and the material otherwise made available to us, including information from published sources, and we have not made any independent effort to verify such data. With respect to the financial information, including forecasts and asset valuations we received from CFNA, we assumed (with your consent) that they had been reasonably prepared reflecting the best currently available estimates and judgment of CFNA’s management. In addition, we have not made or obtained any independent appraisals or evaluations of the assets or liabilities, and potential and/or contingent liabilities of CFNA. We have further relied on the assurances of management of CFNA that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of CFNA and UBNK; (ii) the assets and liabilities of CFNA and UBNK; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of CFNA to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to CFNA.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Institutions Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid by UBNK in the Merger is fair, from a financial point of view, to the shareholders of CFNA.

Very truly yours,

KEEFE, BRUYETTE, & WOODS, INC.

Keefe, Bruyette & Woods, Inc. — 225 Franklin Street, Suite 1720 — Boston, MA 02110

B-2

Annex C

MASSACHUSETTS BUSINESS CORPORATION ACT

CHAPTER 156(D)

Section 13

SECTION 13.01. DEFINITIONS

In this PART the following words shall have the following meanings unless the context requires otherwise:

“Affiliate”, any person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control of or with another person.

“Beneficial shareholder”, the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

“Corporation”, the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 13.22 to 13.31, inclusive, includes the surviving entity in a merger.

“Fair value”, with respect to shares being appraised, the value of the shares immediately before the effective date of the corporate action to which the shareholder demanding appraisal objects, excluding any element of value arising from the expectation or accomplishment of the proposed corporate action unless exclusion would be inequitable.

“Interest”, interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Marketable securities”, securities held of record by, or by financial intermediaries or depositories on behalf of, at least 1,000 persons and which were

(a) listed on a national securities exchange,

(b) designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

(c) listed on a regional securities exchange or traded in an interdealer quotation system or other trading system and had at least 250,000 outstanding shares, exclusive of shares held by officers, directors and affiliates, which have a market value of at least $5,000,000.

“Officer”, the chief executive officer, president, chief operating officer, chief financial officer, and any vice president in charge of a principal business unit or function of the issuer.

“Person”, any individual, corporation, partnership, unincorporated association or other entity.

“Record shareholder”, the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Shareholder”, the record shareholder or the beneficial shareholder.

SECTION 13.02. RIGHT TO APPRAISAL

(a) A shareholder is entitled to appraisal rights, and obtain payment of the fair value of his shares in the event of, any of the following corporate or other actions:

(1) consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 11.04 or the articles of organization or if the corporation is a subsidiary that is merged with its parent under section 11.05, unless, in either case, (A) all shareholders are to receive only cash for their shares in amounts equal to what they would receive upon a dissolution of the corporation or, in the case of shareholders already holding marketable securities in the merging corporation, only marketable securities of the surviving corporation and/or cash and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the merger other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the merging or the surviving corporation or of any affiliate of the surviving corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(2) consummation of a plan of share exchange in which his shares are included unless: (A) both his existing shares and the shares, obligations or other securities to be acquired are marketable securities; and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the share exchange other than in his capacity as (i) a shareholder of the corporation whose shares are to be exchanged, (ii) a director, officer, employee or consultant of either the corporation whose shares are to be exchanged or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation whose shares are to be exchanged in the aggregate;

(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the sale or exchange is subject to section 12.02, or a sale or exchange of all, or substantially all, of the property of a corporation in dissolution, unless:

(i) his shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for his shares; or

(ii) the sale or exchange is pursuant to court order; or

(iii) in the case of a sale or exchange of all or substantially all the property of the corporation subject to section 12.02, approval of shareholders for the sale or exchange is conditioned upon the dissolution of the corporation and the distribution in cash or, if his shares are marketable securities, in marketable securities and/or cash, of substantially all of its net assets, in excess of a reasonable amount reserved to meet unknown claims under section 14.07, to the shareholders in accordance with their respective interests within one year after the sale or exchange and no director, officer or controlling shareholder has a direct or indirect material financial interest in the sale or exchange other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the corporation or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(4) an amendment of the articles of organization that materially and adversely affects rights in respect of a shareholder’s shares because it:

(i) creates, alters or abolishes the stated rights or preferences of the shares with respect to distributions or to dissolution, including making non-cumulative in whole or in part a dividend theretofore stated as cumulative;

(ii) creates, alters or abolishes a stated right in respect of conversion or redemption, including any provision relating to any sinking fund or purchase, of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the holder of the shares to vote on any matter, or to cumulate votes, except as such right may be limited by voting rights given to new shares then being authorized of an existing or new class; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 6.04;

(5) an amendment of the articles of organization or of the bylaws or the entering into by the corporation of any agreement to which the shareholder is not a party that adds restrictions on the transfer or registration or any outstanding shares held by the shareholder or amends any pre-existing restrictions on the transfer or registration of his shares in a manner which is materially adverse to the ability of the shareholder to transfer his shares;

(6) any corporate action taken pursuant to a shareholder vote to the extent the articles of organization, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to appraisal;

(7) consummation of a conversion of the corporation to nonprofit status pursuant to subdivision B of PART 9; or

(8) consummation of a conversion of the corporation into a form of other entity pursuant to subdivision D of PART 9.

(b) Except as otherwise provided in subsection (a) of section 13.03, in the event of corporate action specified in clauses (1), (2), (3), (7) or (8) of subsection (a), a shareholder may assert appraisal rights only if he seeks them with respect to all of his shares of whatever class or series.

(c) Except as otherwise provided in subsection (a) of section 13.03, in the event of an amendment to the articles of organization specified in clause (4) of subsection (a) or in the event of an amendment of the articles of organization or the bylaws or an agreement to which the shareholder is not a party specified in clause (5) of subsection (a), a shareholder may assert appraisal rights with respect to those shares adversely affected by the amendment or agreement only if he seeks them as to all of such shares and, in the case of an amendment to the articles of organization or the bylaws, has not voted any of his shares of any class or series in favor of the proposed amendment.

(d) The shareholder’s right to obtain payment of the fair value of his shares shall terminate upon the occurrence of any of the following events:

(i) the proposed action is abandoned or rescinded; or

(ii) a court having jurisdiction permanently enjoins or sets aside the action; or

(iii) the shareholder’s demand for payment is withdrawn with the written consent of the corporation.

(e) A shareholder entitled to appraisal rights under this chapter may not challenge the action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

SECTION 13.03. ASSERTION OF RIGHTS BY NOMINEES AND BENEFICIAL OWNERS

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(1) submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subclause (ii) of clause (2) of subsection (b) of section 13.22; and

(2) does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

SECTION 13.20. NOTICE OF APPRAISAL RIGHTS

(a) If proposed corporate action described in subsection (a) of section 13.02 is to be submitted to a vote at a shareholders’ meeting or through the solicitation of written consents, the meeting notice or solicitation of consents shall state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this Part and refer to the necessity of the shareholder delivering, before the vote is taken, written notice of his intent to demand payment and to the requirement that he not vote his shares in favor of the proposed action. If the corporation concludes that appraisal rights are or may be available, a copy of this Part shall accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section 11.05, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in section 13.22.

SECTION 13. SECTION 13.21. NOTICE OF INTENT TO DEMAND PAYMENT

(a) If proposed corporate action requiring appraisal rights under section 13.02 is submitted to vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(1) shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) shall not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment under this chapter.

SECTION 13.22. APPRAISAL NOTICE AND FORM

(a) If proposed corporate action requiring appraisal rights under subsection (a) of section 13.02 becomes effective, the corporation shall deliver a written appraisal notice and form required by clause (1) of subsection (b) to all shareholders who satisfied the requirements of section 13.21 or, if the action was taken by written consent, did not consent. In the case of a merger under section 11.05, the parent shall deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(1) supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify (A) whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date and (B) that the shareholder did not vote for the transaction;

(2) state:

(i) where the form shall be sent and where certificates for certificated shares shall be deposited and the date by which those certificates shall be deposited, which date may not be earlier than the date for receiving the required form under subclause (ii);

(ii) a date by which the corporation shall receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection (a) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(iii) the corporation’s estimate of the fair value of the shares;

(iv) that, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in clause (ii) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(v) the date by which the notice to withdraw under section 13.23 shall be received, which date shall be within 20 days after the date specified in subclause (ii) of this subsection; and

(3) be accompanied by a copy of this chapter.

SECTION 13.23. PERFECTION OF RIGHTS; RIGHT TO WITHDRAW

(a) A shareholder who receives notice pursuant to section 13.22 and who wishes to exercise appraisal rights shall certify on the form sent by the corporation whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to clause (1) of subsection (b) of section 13.22. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 13.25. In addition, a shareholder who wishes to exercise appraisal rights shall execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subclause (ii) of clause (2) of subsection (b) of section 13.22. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to said subsection (b).

(b) A shareholder who has complied with subsection (a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subclause (v) of clause (2) of subsection (b) of section 13.22. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b) of section 13.22, shall not be entitled to payment under this chapter.

SECTION 13.24. PAYMENT

(a) Except as provided in section 13.25, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, the corporation shall pay in cash to those shareholders who complied with subsection (a) of section 13.23 the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) shall be accompanied by:

(1) financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subclause (iii) of clause (2) of subsection (b) of section 13.22; and

(3) a statement that shareholders described in subsection (a) have the right to demand further payment under section 13.26 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted the payment in full satisfaction of the corporation’s obligations under this chapter.

SECTION 13.25. AFTER-ACQUIRED SHARES

(a) A corporation may elect to withhold payment required by section 13.24 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to clause (1) of subsection (b) of section 13.22.

(b) If the corporation elected to withhold payment under subsection (a), it must, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, notify all shareholders who are described in subsection (a):

(1) of the information required by clause (1) of subsection (b) of section 13.24;

(2) of the corporation’s estimate of fair value pursuant to clause (2) of subsection (b) of said section 13.24;

(3) that they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 13.26;

(4) that those shareholders who wish to accept the offer shall so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

(5) that those shareholders who do not satisfy the requirements for demanding appraisal under section 13.26 shall be deemed to have accepted the corporation’s offer.

(c) Within 10 days after receiving the shareholder’s acceptance pursuant to subsection(b), the corporation shall pay in cash the amount it offered under clause (2) of subsection (b) to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice described in subsection (b), the corporation must pay in cash the amount if offered to pay under clause (2) of subsection (b) to each shareholder deserved in clause (5) of subsection (b).

SECTION 13.26. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

(a) A shareholder paid pursuant to section 13.24 who is dissatisfied with the amount of the payment shall notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 13.24. A shareholder offered payment under section 13.25 who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) within 30 days after receiving the corporation’s payment or offer of payment under section 13.24 or section 13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

SECTION 13.31. COURT COSTS AND COUNSEL FEES

(a) The court in an appraisal proceeding commenced under section 13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess cost against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of sections 13.20, 13.22, 13.24 or 13.25; or

(2) against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to sections 13.24, 13.25, or 13.26, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF OFFICERS AND DIRECTORS.

United Financial is a Maryland corporation subject to the applicable indemnification provisions of the Maryland General Corporation Law (the “MGCL”). Section 2-418 of the MGCL provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of United Financial, or are or were serving at the request of United Financial in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person’s service in any such capacity.

Article 10 of the articles of incorporation of United Financial provide as follows:

Indemnification, etc. of Directors and Officers.

A. Indemnification. United Financial shall indemnify (1) its current and former directors and officers, whether serving United Financial or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B of this Article 10 with respect to proceedings to enforce rights to indemnification, United Financial shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of United Financial.

B. Procedure. If a claim under Section A of this Article 10 is not paid in full by United Financial within sixty (60) days after a written claim has been received by United Financial, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against United Financial to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by United Financial to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that United Financial has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by United Financial has been met. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by United Financial to recover an advancement of expenses pursuant to the terms of an undertaking United Financial shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of United Financial (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by United Financial (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by United Financial to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on United Financial.

C. Non-Exclusivity. The rights to indemnification and to the advancement of expenses conferred in this Article 10 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, these Articles, United Financial’s Bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

D. Insurance. United Financial may maintain insurance, at its expense, to insure itself and any director, officer, employee or agent of United Financial or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not United Financial would have the power to indemnify such Person against such expense, liability or loss under the MGCL.

E. Miscellaneous. United Financial shall not be liable for any payment under this Article 10 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 10 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Any repeal or modification of this Article 10 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of United Financial arising hereunder with respect to events occurring, or claims made, while this Article 10 is in force.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

(c) The opinion of Keefe, Bruyette and Woods, Inc. is included as Annex B to the proxy statement/prospectus.

ITEM 22.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and CNB Financial being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Massachusetts in the City of West Springfield, on this 12th day of August, 2009.

UNITED FINANCIAL BANCORP, INC.

By:	/s/ RICHARD B. COLLINS
Richard B. Collins
Chairman of the Board, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard B. Collins and Mark A. Roberts and each of them, his true and lawful attorneys-in-fact and agents for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

/S/ RICHARD B. COLLINS	August 12, 2009
Richard B. Collins Chairman of the Board, President and Chief Executive Officer (principal executive officer)

/S/ MARK A. ROBERTS	August 12, 2009
Mark A. Roberts Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

/S/ MICHAEL F. CROWLEY	August 12, 2009
Michael F. Crowley Director

/S/ CAROL MOORE CUTTING	August 12, 2009
Carol Moore Cutting Director

/S/ CAROL A. LEARY	August 12, 2009
Carol A. Leary Director

/S/ G. TODD MERCHANT	August 12, 2009
G. Todd Merchant Director

/S/ KEVIN E. ROSS	August 12, 2009
Kevin E. Ross Director

/S/ ROBERT A. STEWART, JR.	August 12, 2009
Robert A. Stewart, Jr. Director

/S/ THOMAS H. THEMISTOS	August 12, 2009
Thomas H. Themistos Director

/S/ MICHAEL F. WERENSKI	August 12, 2009
Michael F. Werenski Director

EXHIBIT LIST

2.1	Agreement and Plan of Merger, dated as of June 25, 2009 by and between United Financial Bancorp, Inc. and CNB Financial Corp. (the “Agreement”) is included as Annex A to the proxy statement/prospectus included in this Registration Statement. Certain exhibits have been omitted from the Agreement as filed with the Securities and Exchange Commission. The omitted information is considered immaterial from an investor’s prospective. United Financial Bancorp, Inc. will furnish to the Securities and Exchange Commission supplementally a copy of any omitted exhibit upon request from the Securities and Exchange Commission.

3.1	Articles of Incorporation of United Financial Bancorp, Inc.(1)

3.2	Amended and Restated Bylaws of United Financial Bancorp, Inc.(8)

4.1	Form of Common Stock Certificate of United Financial Bancorp, Inc.(1)

5.1	Opinion of Locke Lord Bissell & Liddell LLP regarding legality of the securities being registered

8.1	Opinion of Locke Lord Bissell & Liddell LLP as to tax matters

8.2	Opinion of Kilpatrick Stockton LLP as to tax matters

10.1	Form of Employee Stock Ownership Plan(2)

10.2	Employment Agreement by and between United Bank and Richard B. Collins(3)

10.3	Change in Control Agreement by and between United Bank and Keith E. Harvey(3)

10.4	Change in Control Agreement by and between United Bank and J. Jeffrey Sullivan(3)

10.5	Change in Control Agreement by and between United Bank and Mark A. Roberts(3)

10.6	United Bank 2007 Supplemental Retirement Plan for Senior Executives(3)

10.7	Split Dollar Life Insurance Agreement by and between United Bank and Richard B. Collins(4)

10.8	Split Dollar Life Insurance Agreement by and between United Bank and Keith E. Harvey(4)

10.9	Split Dollar Life Insurance Agreement by and between United Bank and John J. Patterson(4)

10.10	United Bank 2006 Stock-Based Incentive Plan(5)

10.11	United Bank 2009 Annual Incentive Plan(9)

10.12	United Bank 2007 Director Retirement Plan(6)

10.13	Directors Fee Continuation Plan(2)

10.14	Deferred Income Agreement by and between United Bank and Donald G. Helliwell(2)

10.15	Deferred Income Agreement by and between United Bank and Robert W. Bozenhard, Jr.(2)

10.16	Deferred Income Agreement by and between United Bank and George W. Jones(2)

10.17	United Financial Bancorp, Inc. 2008 Equity Incentive Plan(7)

11.1	Statement Regarding Computation of Per Share Earnings (refer to Note I of

Consolidated Financial Statements)

21.1	Subsidiaries of Registrant(1)

23.1	Consent of Grant Thornton LLP, as to United Financial’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006

23.2	Consent of Wolf & Company, P.C., as to CNB Financial’s consolidated financial statements for the years ended December 31, 2008 and 2007

23.3	Consent of Locke Lord Bissell & Liddell LLP (contained in exhibits 5.1 and 8.1)

23.4	Consent of Kilpatrick Stockton LLP (contained in exhibit 8.2)

23.5	Consent of Keefe, Bruyette and Woods, Inc.

24.1	Power of Attorney (included on signature page)

99.1	Form of Proxy of CNB Financial Corp.

99.2	Consent of Paula A. Aiello

99.3	Form of Election Form and Letter of Transmittal

(1)	Incorporated by reference to the Registration Statement on Form S-1 of United Financial Bancorp, Inc. (File No. 333-144245), originally filed with the Securities and Exchange Commission on June 29, 2007.
(2)	Incorporated by reference to the Registration Statement on Form S-1 of United Financial Bancorp, Inc. (File No. 333-123371), originally filed with the Securities and Exchange Commission on March 16, 2005.
(3)	Incorporated by reference to the Form 8-K of United Financial Bancorp, Inc. filed with the Securities and Exchange Commission on November 29, 2007.
(4)	Incorporated by reference to the Form 8-K of United Financial Bancorp, Inc. filed with the Securities and Exchange Commission on January 2, 2008.
(5)	Incorporated by reference to Appendix B to the proxy statement for the 2006 Annual Meeting of Stockholders of United Financial Bancorp, Inc. (File No. 000-51369), filed by United Financial Bancorp, Inc. under the Securities Exchange Act of 1934, on June 12, 2006.
(6)	Incorporated by reference to the Form 8-K of United Financial Bancorp, Inc. filed with the Securities and Exchange Commission on November 21, 2007.
(7)	Incorporated by reference to Appendix A of United Financial’s Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders (File No. 000-52947), as filed with the SEC on April 29, 2008).
(8)	Incorporated by Reference to the Form 10-K filed with the Securities and Exchange Commission on March 13, 2009
(9)	Incorporated by Reference to the Form 10-Q filed with the Securities and Exchange Commission on May 8, 2009